SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (AMENDMENT NO. 2)

                             WILLIAMS CONTROLS, INC.
                       (Name of Subject Company (Issuer))

                             WILLIAMS CONTROLS, INC.
                       (Name of Filing Person, the Issuer)

                                   ----------


       Series A Preferred Stock, 7 1 / 2 % Redeemable Convertible Series,
                           $0.01 Par Value Per Share
                         (Title of Class of Securities)

                                   ----------


                                    969465103
                            (underlying common stock)
                      (CUSIP Number of Class of Securities)
                                   ----------


                                  Dennis Bunday
                             Chief Financial Officer
                             Williams Controls, Inc.
                              14100 SW 72 nd Avenue
                             Portland, Oregon 97224
                                 (503) 670-3307
      (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)


                                   ----------

                                 with a copy to:

                                Broady R. Hodder
                            Davis Wright Tremaine LLP
                         1300 SW 5th Avenue, Suite 2300
                             Portland, Oregon 97201
                                 (503) 241-2300

                                   ----------

                            CALCULATION OF FILING FEE

        Transaction Valuation(1)                 Amount of Filing Fee(2)
 --------------------------------------  -------------------------------------
                7,820,000                                 719.44

(1)
         Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the exchange of all of the outstanding shares of Series A Preferred Stock, 7 1 / 2 % Redeemable Convertible Series, $0.01 par value.

(2)
         Previously paid.

|X|
         Check the box if any part of the fee is offset as provided by Rule 011
         (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.


Amount Previously Paid:  $719.44             Form or Registration Number:
                                                Schedule TO-I (File No. 5-41058)
Filing Party:            William Controls,   Date Filed:           June 10, 2002
                         Inc.
|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:
         |_| third party tender offer subject to Rule 14d-1.
         |X| issuer tender offer subject to Rule 13e-4.
         |_| going private transaction subject to Rule 13e-3.
         |_| amendment to Schedule 13D under Rule 13d-2.
         |_| Check the box if the filing is a final amendment reporting the results of a tender offer.

                             INTRODUCTORY STATEMENT

        This Amendment No. 2 (the "Second Amendment") amends and supplements the Tender Offer Statement to Schedule TO filed with the Securities and Exchange Commission on June 11, 2002 (the "Original Statement") and Amendment No. 1 to Schedule TO filed with the Securities and Exchange Commission on June 11, 2002 (the "First Amendment") relating to the Exchange Offer (as defined in the Original Statement) by Williams Controls, Inc. to exchange one share of its Series A-1 Preferred Stock, Non-Redeemable Convertible Series, $0.01 par value ("Series A-1 Preferred"), for each outstanding share of its Series A Preferred Stock, 7 1 / 2 % Redeemable Convertible Series, $0.01 par value ("Series A Preferred"), upon the terms and subject to the conditions contained in the Offering Memorandum dated June 10, 2002 (the "Offering Memorandum") and the related Letters of Transmittal. The Exchange Offer is being made upon the terms and subject to the conditions contained in the Offering Memorandum and the related Letter of Transmittal, along with the Offering Memorandum Supplement dated July 5, 2002 (the "Supplement"). Neither Section 21E of the Securities Exchange Act of 1934, as amended, nor Section 27A of the Securities Act of 1933, as amended, as enacted by the Private Securities Litigation Reform Act of 1995, apply to statements made in connection with the Exchange Offer.

        Except as provided in the Second Amendment, the terms and conditions previously set forth in the Exchange Offer remain unaltered by the Second Amendment. Capitalized terms used and not defined in the Second Amendment have the meaning given to such terms in the Original Statement, the First Amendment and their respective exhibits.

ITEM 1.    SUMMARY TERM SHEET.

      Item 1 of the Schedule TO is hereby amended and supplemented by incorporating by reference the information contained in the Supplement.

ITEM 4.    TERMS OF THE TRANSACTION.

      Item 4 of the Schedule TO is hereby amended and supplemented by incorporating by reference the information contained in the Supplement.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS, AND AGREEMENTS.

         (e) Taglich Brothers, Inc., a New York corporation ("Taglich"), has entered into a Voting Agreement, dated July 1, 2002, set forth as Exhibit 12(d)(x) of this Second Amendment, in favor of American Industrial Partners Capital Fund III, L.P. ("AIP"), whereby Taglich agreed to vote 66,180 shares of the Series A Preferred Stock, 71/2% Redeemable Convertible Series of the Company and 20,000 shares of Series B Preferred Stock, 15% Redeemable Convertible Series of the Company controlled by Taglich in favor of an amendment to the Company's Certificate of Incorporation whereby the Company will elect not to be covered by the provisions of Section 203 of the Delaware General Corporation Law which prohibits a "business combination" between the Company and an "interested stockholder" within three years of the stockholder becoming an "interested stockholder."


         Item 5 of the Schedule TO is hereby amended and supplemented by incorporating by reference the information contained in the Supplement, the Company's Current Reports on Form 8-K filed with the SEC on June 14, 2002, July 5, 2002, and the Company's Information Statement on Schedule 14f-1 filed with the SEC on June 26, 2002.

ITEM 6.    PURPOSES OF THE TRANSACTIONS AND PLANS OR PROPOSALS.

         Item 6 of the Schedule TO is hereby amended and supplemented by incorporating by reference the information contained in the Supplement.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 7 of the Schedule TO is hereby amended and supplemented by incorporating by reference the information contained in the Supplement.


ITEM 11.    ADDITIONAL INFORMATION.

         Item 11(a)(1) of the Schedule TO is hereby amended and supplemented by incorporating by reference the information contained in the Supplement, the Company's Current Reports on Form 8-K filed with the SEC on June 14, 2002 and July 5, 2002 and the Company's Information Statement on Schedule 14f-1 filed with the SEC on June 26, 2002.

            On July 5, 2002, the Company further extended the Exchange Offer until 12:00 midnight, Eastern Standard Time, on July 12, 2002.


ITEM 12. EXHIBITS.

         Item 12 of the TO is hereby amended and supplemented by adding the following exhibits.

(a)(1)(i)    Offering Memorandum dated June 10, 2002 *

(a)(1)(ii)   Form of Letter of Transmittal *

(a)(1)(iii)  Form of Proxy *

(a)(1)(iv)   Cover Letter to Offering Memorandum *

(a)(1)(v)    Notice of Shareholder's Meeting dated May 31, 2002 *

(a)(1)(vi)   Offering Memorandum Supplement dated July 5, 2002

(a)(2)       Not applicable

(a)(3)       Not applicable.

(a)(4)       Not applicable.

(a)(5)       None.

(b)          Not applicable.

(d)(i)       Series B Preferred Stock Purchase Agreement, dated May 31, 2002. *

(ii)         Preferred Stock Placement Agreement, dated April 17, 1998. *

(iii)        Form of warrant *

(iv) Certificate to Provide for the Designation, Preferences, Rights, Qualifications, Limitations or Restrictions Thereof, to the Series A-1 Preferred Stock, Non-Redeemable Convertible Series

(v) Certificate to Provide for the Designation, Preferences, Rights, Qualifications, Limitations or Restrictions Thereof, to the Series B Preferred Stock 15% Redeemable Convertible Series

(vi)         Certificate of Elimination for 10% Mandatory Convertible Preferred
             Stock

(vii) Series B Preferred Registration Rights Agreement, dated as of July 1, 2002, by and among the Company, American Industrial Partners Capital Fund III, L.P., and Dolphin Offshore Partners L.P.

(viii) Series B Preferred Shareholder Agreement, by and among the Company, American Industrial Partners Capital Fund III, L.P., Dolphin Offshore Partners L.P. and Eubel, Brady & Suttman Asset Management Inc.

(ix) Management Services Agreement, dated as of July 1, 2002, by and among American Industrial Partners, a Delaware general partnership, and the Company

(x) Voting Agreement, dated as of July 1, 2002, by and among Taglich Brothers, Inc., in favor of American Industrial Partners Capital Fund III, L.P.

(xi)         Dolphin Side Letter, dated as of July 1, 2002

(xii)        Form of Amended and Restated Subordinated Debenture Due July 1,
             2004

(xiii) Amended and Restated Credit Agreement, dated July 1, 2002, by and among the Company, Agrotec Williams, Inc., Aptek-Williams, Inc., WMCO-GEO, Inc., Hardee-Williams, Inc., Kenco/Williams, Inc., NESC Williams, Inc., Premier Plastic Technologies, Inc., Proactive Acquisition Corp., Waccamaw Wheel Williams, Inc., Williams Controls Industries, Inc., Williams Technologies, Inc., Williams World Trade, Inc., Williams Automotive, Inc., Techwood Williams, Inc, and Wells Fargo Credit, Inc.

(g)          None.

(h)          None.

* Previously Filed on June 11, 2002.

                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          /s/   DENNIS BUNDAY
                                          -----------------------

                                          Dennis Bunday
                                          Chief Financial Officer

Dated: July 5, 2002

                                  EXHIBIT INDEX
                                  -------------

Exhibit No.                            Description
----------                             -----------

12(a)(1)(vi)       Offering Memorandum Supplement dated July 5, 2002

12(d)(iv)          Certificate  to  Provide  for the  Designation,  Preferences,
                   Rights, Qualifications, Limitations or Restrictions Thereof, to the Series A-1 Preferred Stock, Non-Redeemable Convertible
                   Series

12(d)(v) Certificate to Provide for the Designation, Preferences, Rights, Qualifications, Limitations or Restrictions Thereof, to the Series B Preferred Stock 15% Redeemable Convertible Series

12(d)(vi)          Certificate  of  Elimination  for 10%  Mandatory  Convertible
                   Preferred Stock

12(d)(vii)         Series B Preferred Registration Rights Agreement, dated as of
                   July 1, 2002, by and among the Company,  American  Industrial
                   Partners   Capital  Fund  III,  L.P.,  and  Dolphin  Offshore
                   Partners L.P.

12(d)(viii)        Series B Preferred  Shareholder  Agreement,  by and among the
                   Company, American Industrial Partners Capital Fund III, L.P.,
                   Dolphin  Offshore  Partners  L.P. and Eubel,  Brady & Suttman
                   Asset Management Inc.

12(d)(ix)          Management Services  Agreement,  dated as of July 1, 2002, by and among American Industrial Partners, a Delaware general partnership, and the Company

12(d)(x) Voting Agreement, dated as of July 1, 2002, by and among Taglich Brothers, Inc., in favor of American Industrial Partners Capital Fund III, L.P.

12(d)(xi)          Dolphin Side Letter, dated as of July 1, 2002

12(d)(xii)         Form of Amended and Restated Subordinated  Debenture Due July
                   1, 2004

12(d)(xiii)        Amended and Restated Credit Agreement, dated July 1, 2002, by
                   and   among   the   Company,    Agrotec    Williams,    Inc.,
                   Aptek-Williams, Inc., WMCO-GEO, Inc., Hardee-Williams,  Inc.,
                   Kenco/Williams,  Inc., NESC Williams,  Inc.,  Premier Plastic
                   Technologies,  Inc.,  Proactive  Acquisition Corp.,  Waccamaw
                   Wheel Williams,  Inc.,  Williams Controls  Industries,  Inc.,
                   Williams  Technologies,  Inc.,  Williams  World Trade,  Inc.,
                   Williams Automotive,  Inc., Techwood Williams, Inc, and Wells
                   Fargo Credit, Inc.

                                                           EXHIBIT 12(a)(1)(vi)

                             WILLIAMS CONTROLS, INC.

                      EXCHANGE OFFER AND PROXY SOLICITATION

                               OFFERING MEMORANDUM

                                   SUPPLEMENT

                          IN RESPECT OF ALL OUTSTANDING

                            SERIES A PREFERRED STOCK,

                      7 1/2% CONVERTIBLE REDEEMABLE SERIES

--------------------------------------------------------------------------------

This Offering Memorandum Supplement ("Supplement") amends our Offering Memorandum dated June 10, 2002 (the "Offering Memorandum"). The date of this Supplement is July 5, 2002. All capitalized terms not otherwise defined in this Supplement have the meanings given to them in the Offering Memorandum. This Supplement should be read in conjunction with the Offering Memorandum.

                               RECENT DEVELOPMENTS
                               -------------------

SALE OF OUR SERIES B PREFERRED

The Closing

The sale of shares of our Series B Preferred to the Purchaser closed on July 1, 2002. The Purchaser waived the condition that at least 90% of the Series A Preferred must be tendered in the Exchange Offer prior to the closing of the sale of the Series B Shares.

The Purchaser purchased a total of 130,000 shares of Series B Preferred. The Purchaser paid the Company a total of $13,000,000 for the Series B Preferred shares. The amount of the proceeds from the sale to the Purchaser was reduced by an amount equal to the fees and expenses incurred by the Purchaser in completing the acquisition, which the Company was obligated to reimburse to the Purchaser under the terms of the Stock Purchase Agreement. Concurrently with the closing of the purchase of the shares of Series B Preferred by the Purchaser, the Company paid American Industrial Partners III, L.P., a Delaware limited partnership and an affiliate of AIP ("Advisor") an advisory fee of $850,000 under the terms of the Management Services Agreement, dated as of July 1, 2002 (the "Management Services Agreement"), entered into by the Company and Advisor as a condition to the closing of the purchase of the Series B Preferred by the Purchaser. See "Recent Developments - Management Services Agreement" for more information about the Company's obligations under the Management Services Agreement.

At the closing of the sale of the Series B Preferred to the Purchaser, another 20,000 shares of Series B Preferred were purchased by Dolphin Offshore Partners, L.P. ("Dolphin"). Dolphin paid for its shares with proceeds from the repayment of $2,000,000 in outstanding principal under a 12% Secured Subordinated Debenture, due March 1, 2002, issued by the Company to Dolphin. As a condition to Dolphin agreeing to purchase shares of the Series B Preferred, the Company agreed to pay a transaction fee of $67,000 to Dolphin Management, Inc., an affiliate of Dolphin.

The proceeds from the sale of the Series B Preferred will be used to pay off the outstanding principal and interest on our 12% Secured Subordinated Debentures, due March 1, 2002 and for general working capital purposes.

The closing of the sale of shares of Series B Preferred to the Purchaser and to Dolphin does not mean that the Exchange Offer has been terminated. We are still offering to exchange each of our outstanding shares of Series A Preferred for one share of our Series A-1 Preferred, which is described in more detail in the Offering Memorandum. Therefore, the Exchange Offer will remain open until the Exchange Offer Expiration Date and will remain subject to all of the terms and conditions set forth in the Offering Memorandum and this Supplement.

Management Services Agreement

As a condition to the closing of the sale of our Series B Preferred to the Purchaser, we entered into the Management Services Agreement with AIP, an affiliate of the Purchaser, at the closing. Under the terms of the Management Services Agreement, AIP has agreed that it will provide advisory and management services to the Company and our subsidiaries as we may request and as AIP agrees to provide from time to time. AIP has the right, but not the obligation, to elect to act as sole advisor to the Company and its subsidiaries with respect to these significant business transactions.

In exchange for the services provided by AIP under the Management Services Agreement, we have agreed to pay to AIP the following: (a) an advisory fee of $850,000, which was paid at the closing of the purchase by the Purchaser of shares of our Series B Preferred; (b) when billed by AIP, an annual management fee equal to $400,000, plus 3% of any debt outstanding (including accrued interest thereon) of the Company or its subsidiaries as of the first day of the applicable quarterly payment period which is owned or guaranteed by the Purchaser or any of its affiliates (the "Annual Fee") , payable in advance quarterly installments on January 1, April 1, July 1 and October 1 of each year, commencing July 1, 2002 (each, a "Payment Date"); and (c) advisory and/or structuring fees in connection with significant business transactions of the Company (including, without limitation, acquisitions, investments and financings) in amounts comparable for similarly situated companies. The Annual Fee will be reduced by 50% beginning the first day of any quarterly period following the conversion of all shares of the Purchaser's Series B Preferred into our Common Stock. In addition, AIP and its affiliates will be entitled to reimbursement of all of its out-of-pocket expenses incurred in performing services under the Management Services Agreement.

The Management Services Agreement may be terminated by AIP at any time by written notice to the Company. In addition, the Management Services Agreement will terminate automatically as of the earlier of (a) the seventh (7th) anniversary of the date of the agreement and (b) the end of the fiscal year in which Purchaser and its affiliates own, directly or indirectly, less than 5,000,000 shares of the Common Stock of the Company on a fully diluted basis.

Shareholders Agreement

At the closing of the sale of the Series B Preferred, the Company, the Purchaser, Dolphin and Eubel, Brady & Suttman Asset Management, Inc., as an entity with voting control over the shares of certain of our holders of Series A Preferred ("Brady"), entered into a Shareholders Agreement (the "Shareholders Agreement"). The Shareholders Agreement provides, among other things, that the Purchaser will have the right to require the other parties to the Shareholders Agreement to participate in any sale of the Series B Preferred by the Purchaser, that the other purchasers will have the right to require the Purchaser to include a pro-rata portion of their shares of Series B Preferred in any sale of the Purchaser's shares of Series B Preferred, that the other purchasers and Brady will vote the shares of Series B Preferred (and in certain circumstances the shares of Series A-1 Preferred) over which they have voting control as directed by the Purchaser in any matter which is subject to a vote of our shareholders and that the Purchaser shall have a right of first offer to purchase any shares of Series B Preferred to be sold by any other party.

Registration Rights Agreement

Concurrently with entering into the Shareholders Agreement, the Company, the Purchaser and Dolphin entered into a Registration Rights Agreement (the "Registration Rights Agreement") which, among other things, requires the Company, as soon as possible but in no event later than 180 days after July 1, 2002, to file a registration statement with the Commission to register the shares of Common Stock issuable upon conversion of the Series B Preferred. The Company will be required to use its reasonable best efforts to cause the registration statement to be declared effective under the Securities Act as soon as practical after filing (but in no event later than the first-year anniversary of the closing) and, once effective, to cause the registration of the shares to remain effective until the earlier to occur of (i) the date on which all shares of Common Stock issuable upon conversion of the Series B Preferred have been sold and (ii) the date as of which there are no longer any shares of Common Stock issuable upon conversion of the Series B Preferred in existence. The Company may also be obligated, upon request of the holders, to include shares of Common Stock issuable upon conversion of the Series B Preferred in any registration of securities by the Company.

CHANGES IN OUR BOARD OF DIRECTORS

Effective as of the closing of the sale of the Series B Preferred to the Purchaser, David Eberly, Sam Greenawalt and Gary Arnold resigned from our Board.
W. Richard Bingham, R. Eugene Goodson, Ph.D. and Kirk R. Ferguson were appointed to the Board to fill the vacancies created by these resignations.

The size of the Board was increased to seven directors. There is currently one vacancy on the Board. The holders of our Series B Preferred have the right under the Series B Designation to fill this vacancy. It is expected that Nathan L. Belden will be elected by the holders of the Series B Preferred to fill the vacancy.

For more information regarding these changes to our Board, please review our
Schedule 14f-1 filed with the Commission on June 26, 2002, which is incorporated into this Supplement by reference. See "Documents Incorporated by Reference" to find out how to obtain copies of the Schedule 14f-1.

CHANGES IN OUR OFFICERS

R. Eugene Goodson, Ph.D. has been elected by our Board as our Chairman of the Board. More information about Dr. Goodson is set forth in our Schedule 14f-1. See "Documents Incorporated by Reference"

Thomas Ziegler, President and Chief Executive Officer of the Company, has indicated that he intends to imminently terminate his employment with the Company.

Dennis E. Bunday, our Chief Financial Officer, was elected as our Treasurer and Secretary at a meeting of our Board on June 28, 2002.

AMENDMENTS TO SUBORDINATED DEBENTURES

Concurrently with the closing of the sale of the Series B Preferred to the Purchaser and Dolphin, we and the holders of our outstanding 7.5% Convertible Subordinated Debentures Due March 31, 2003 (the "Debentures") agreed to certain amendments to the Debentures. The material amendments to the Debentures are summarized in the table set forth below.

        Term                                   Scope of Amendment
        ----                                   ------------------

Interest Rate                  The interest rate will increase from 7.5% to 12%
                               per annum for the first year following the first anniversary of the effective date of the amendments (the "Effective Date") and 15% after the first anniversary of the Effective Date.

Maturity Date                  The maturity date will be extended from March 31,
                               2003 to July 1, 2004.

Conversion Rights              The conversion provisions set forth in the
                               Debentures will be deleted, and the Debentures will no longer be convertible into the Company's capital stock.

Prepayment Provision           The Company will be entitled to prepay the
                               principal and interest outstanding under the Debentures, as amended, at any time without paying any premium or penalty, unless there then exists an event of default.

Subordination Provision        Our obligations under the Debentures, as amended,
                               will be subordinate to our existing secured debt, any future secured debt, and up to $5,000,000 of principal amount of any unsecured debt outstanding at any time which we may incur in the future and which we classify as "senior" to the Debentures, as amended.

Registration Rights            The registration rights provisions set forth in
                               the Debentures are being terminated.

As a result of the amendments to the Debentures, the holders of each of the Debentures will be issued an amended and restated form of debenture to replace the Debentures. These amended and restated debentures will contain the foregoing amendments as well as other minor changes.

LOAN AGREEMENT WITH WELLS FARGO

The Company has entered into a new five-year revolving credit and term loan agreement (the "Loan Agreement") with its existing primary lender, Wells Fargo Credit, Inc. ("Wells Fargo"). The Company's prior loan agreement with Wells Fargo expired in July 2001 and the Company had been operating under a series of forbearance agreements with Wells Fargo since that time. Under the terms of the new loan agreement, Wells Fargo has agreed to loan the Company an aggregate principal amount of up to $12,200,000, consisting of a revolving credit line of up to $10,000,000 and two term loans in the aggregate principal amount of $2,200,000. This does not represent any increase in the amounts available under the Company's prior loan agreement with Wells Fargo. The proceeds from the revolving credit line may be used for ongoing working capital purposes. As of the date of this supplement, the Company has approximately $8,000,000 available to it under the revolving credit line. The proceeds from the term loans are to be used to restructure existing loans with Wells Fargo. Our obligations to Wells Fargo under the Loan Agreement are secured by a first priority lien on all of our business assets.

AMENDMENT TO OUR CERTIFICATE OF INCORPORATION

On July 2, 2002, the Company received an executed written consent from certain holders of our Series A Preferred and Series B Preferred approving an amendment to our Certificate of Incorporation proposed by our Board. The amendment would cause the Company to expressly elect not to be covered by the provisions of
Section 203 of the Delaware General Corporation Law ("DGCL").

Section 203 of the DGCL prohibits a "business combination" between the Company and an "interested stockholder" within three years of the stockholder becoming an "interested stockholder." Generally, an "interested stockholder" is a person or group that directly or indirectly controls or has the right to acquire or control the voting or disposition of 15% or more of the outstanding voting stock of or is an affiliate or associate of the corporation and became the owner of 15% or more of such voting stock at any time within the previous three years. A "business combination" is defined broadly to include, among other things, (i) mergers and sales or other dispositions of 10% or more of the assets of a corporation with or to an interested stockholder; (ii) certain transactions resulting in the issuance or transfer to the interested stockholder of any stock of the corporation or its subsidiaries; (iii) certain transactions which would result in increasing the proportionate share of the stock of a corporation or its subsidiaries owned by the interested stockholder; and (iv) receipt by the interested stockholder of the benefit (except proportionately as a stockholder) of any loans, advances, guarantees, pledges or other financial benefits.

Under Section 203 of the DGCL, a business combination between a corporation and an interested stockholder is prohibited unless (i) prior to the date the person became an interested stockholder, the board of directors approves either the business combination or the transaction which results in the person becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the person becoming an interested stockholder, that person owns at least 85% of the corporation's voting stock outstanding at the time the transaction is commenced (excluding shares owned by persons who are both directors and officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer); or (iii) the business combination is approved by the board of directors and authorized by the affirmative vote (at an annual or special meeting and not by written consent) of at least 66 2 /3 % of the outstanding voting stock not owned by the interested stockholder.

These restrictions placed on interested stockholders by Section 203 of the DGCL do not apply if a corporation, by action of its stockholders, adopts an amendment to its bylaws or certificate of incorporation expressly electing not to be governed by Section 203 of the DGCL, provided that such an amendment is approved by the affirmative vote of not less than a majority of the outstanding shares entitled to vote. Such an amendment, however, generally will not be effective until 12 months after its adoption and will not apply to any business combination with a person who became an interested stockholder at or prior to such adoption.

As of the date of this Supplement, the proposed amendment has not received the necessary number of votes for approval as the written consents delivered to the Company represent less than 50% of the shares entitled to vote on the matter. However, the Purchaser has informed the Company that it intends to deliver a written consent approving the amendment. Upon receipt of the Purchaser's written consent, the amendment will have the necessary votes and a certificate setting forth the amendment will be filed with the Secretary of State of the State of Delaware. Prior to filing the amendment, we are required under the Exchange Act to distribute an information statement setting forth certain information about the proposed amendment to all of our shareholders.

                    MODIFICATIONS TO THE OFFERING MEMORANDUM
                    ----------------------------------------

AMENDMENT TO DESCRIPTION OF APPLICABLE SECURITIES LAW EXEMPTION.

The disclosure in the second full paragraph on page ii of the Offering Memorandum and in the first paragraph under the heading "Will the Series A-1 Preferred shares or shares of Common Stock issued upon conversion of the Series A-1 be freely transferable?" is replaced by the following:

The Series A-1 Preferred issued pursuant to the Exchange Offer will not be registered under the Securities Act of 1933, as amended (the "Securities Act"). The Exchange Offer is being made by the Company in reliance on the exemption under Rule 506 of Regulation D promulgated by the Securities and Exchange Commission under Section 4(2) of the Securities Act. Accordingly, the shares of Series A-1 Preferred, like the Series A Preferred, will be subject to restrictions on transfer. Each certificate representing shares of Series A-1 Preferred shall bear restrictive legends referring to the restrictions on transfer imposed by the Securities Act, and any applicable state securities laws. There is currently no established trading market for the Series A-1 Preferred, and we do not expect one to develop in the foreseeable future if at all.

CLARIFICATION OF THE EXCHANGE OFFER EXPIRATION DATE.

The fourth paragraph on page I of the Offering Memorandum is replaced by the following:

The Exchange Offer will expire at 12:00 midnight, Eastern time on July 12, 2002 (the "Exchange Offer Expiration Date"), unless we extend or terminate the Exchange Offer. If we extend the Exchange Offer, the Exchange Offer Expiration Date also will be accordingly extended. It is expected that the exchange will be completed immediately following the Exchange Offer Expiration Date. Promptly following the completion of the Exchange Offer, we will send certificates representing shares of Series A-1 Preferred to holders participating in the Exchange Offer.

AMENDMENTS TO SUMMARY OF TERMS OF EXCHANGE OFFER

The summary of "Expiration Date" under "Summary of Terms of the Exchange Offer" on page 1 of the Offering Memorandum is replaced by the following:

o Expiration Date              12:00 midnight, Eastern time, on July 12, 2002,
                               unless extended or terminated by us. See "The
                               Exchange Offer - How long will the Exchange Offer be open, and can it be amended or withdrawn by us?"

The summary of "Conditions of the Exchange Offer" under "Summary of Terms of the Exchange Offer" on page 3 of the Offering Memorandum is replaced by the following:

o Conditions of the Exchange   The completion of the Exchange Offer is
  Offer                        conditioned upon, among other things, (a) the
                               approval of the Proposal by the holders of at least 2/3 of the outstanding shares of Series A
                               Preferred, (b) the closing of the sale of the Series B Shares as contemplated in the Stock
                               Purchase Agreement and (c) the qualification of the issuance of the Series A-1 Preferred for the exemption provided by Rule 506 of Regulation D.

                               Unless the conditions to the Exchange Offer are satisfied or waived by us prior to the Exchange Offer Expiration Date, we will not be required to accept for exchange, or issue Series A-1 Preferred shares in exchange for, any Series A Preferred shares tendered. If the conditions are not satisfied or waived, we may terminate the Exchange Offer and return all tendered Series A Preferred to tendering holders, extend the Exchange Offer Expiration Date and retain all Series A Preferred tendered (subject to withdrawal rights of tendering holders of Series A Preferred), or amend any unsatisfied conditions at any time on or after the date of this Offering Memorandum and before the Exchange Offer Expiration Date.

                               See "The Exchange Offer--Are there any conditions to the Exchange Offer?"

                               Addendum. The set forth in paragraph (a) and (b) were satisfied prior to the date of this Supplement.

FORWARD LOOKING STATEMENTS

The disclosure in the first paragraph under the heading "Forward Looking Statements" on page 5 of the Offering Memorandum is replaced by the following:

Certain statements in this Offering Memorandum, regarding, among other things, expected future revenues or earnings, projections, plans, future performance, product development and commercialization, and other estimates relating to our future operations, constitute forward-looking statements. To the extent that such statements are not recitations of historical fact, such statements may constitute forward-looking statements which, by definition, involve risks and uncertainties. Where we express, in any forward-looking statement, an expectation or belief as to future results or events, this expectation or belief is expressed in good faith and on a basis that we believe to be reasonable. There can be no assurance, however, that the statement of expectation or belief will result or be achieved or accomplished. The safe harbors provided under
Section 21E of the Exchange Act and Section 27A of the Securities Act, as amended by the Private Securities Litigation Reform Act of 1995, do not apply to any forward looking statements made by us in connection with the Exchange Offer.

HOW LONG WILL THE EXCHANGE OFFER BE OPEN, AND CAN IT BE AMENDED OR WITHDRAWN?

The disclosures under the heading "How long will the Exchange Offer be open, and can it be amended or withdrawn?" beginning on page 11 of the Offering Memorandum are replaced by the following:

The Exchange Offer will expire at 12:00 midnight, Eastern time, on July 12, 2002, subject to extension by us, in which event the Exchange Offer Expiration Date will be the time and date to which the Exchange Offer has been extended. We will make a public announcement of any extension of the Exchange Offer Expiration Date by press release prior to 9:00 a.m., Eastern time, on the next business day after the previously scheduled Exchange Offer Expiration Date. Such announcement may state that we are extending the Exchange Offer for a specified period or on a daily basis.

In addition, we reserve the right to:

     o take any of the actions described under the heading "Are there any conditions to the Exchange Offer?" if any conditions to the Exchange Offer are not satisfied or waived prior to the Exchange Offer Expiration Date; or

     o amend the terms of the Exchange Offer in any manner, including altering the exchange ratio or the Series A-1 Preferred conversion ratio, postponing the effective date of the exchange or otherwise changing the consideration offered in exchange for the Series A Preferred in the Exchange Offer (provided that any such changed consideration must be paid with regard to all Series A Preferred accepted in the Exchange Offer).

If the Exchange Offer is amended in a manner determined by us to constitute a material change, we will promptly disclose such amendment in a manner reasonably calculated to inform the holders of Series A Preferred of the amendment in accordance with Rules 13e-4(d)(2) and 13e-4(e)(1) under the Exchange Act. Depending upon the significance of the amendment and the manner of disclosure to the holders of the Series A Preferred, we may extend the Exchange Offer Expiration Date for a period of time. Generally, we are required to keep the Exchange Offer open for at least five business days following an announcement of a material change in the terms of the Exchange Offer or information concerning the Exchange Offer (other than a change in price, a change in the amount of securities sought, or a change in certain fees in which a longer mandatory period may apply).

The rights reserved by us in this paragraph are in addition to our rights set forth below under the caption "Are there any conditions to the Exchange Offer?"

ARE THERE ANY CONDITIONS TO THE EXCHANGE OFFER?

The disclosures under the heading "Are there any conditions to the Exchange Offer?" beginning on page 12 of the Offering Memorandum are replaced by the following:

Notwithstanding any other provisions of the Exchange Offer, the exchange of any shares of Series A Preferred for shares of Series A-1 Preferred is subject to each of the following conditions:

        (a) the Proposal shall have been approved by the holders of at least 2/3 of the outstanding shares of Series A Preferred as of the Exchange Offer Expiration Date;

        (b) no action, suit, or proceeding shall be pending before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of the Exchange Offer or (B) cause any of the transactions contemplated by Exchange Offer to be rescinded following consummation (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect);

        (c) there shall not have occurred any change, condition, event or development that is or is reasonably likely to be materially adverse to the business, operations, properties, condition (financial or otherwise), assets or liabilities or prospects of the company and its subsidiaries taken as a whole;

         (d) the sale of the Series B Shares to the Purchaser shall have closed; and

        (e) the issuance of the Series A-1 Preferred shall qualify for the exemption from the registration requirements of the Securities Act under Rule 506 of Regulation D.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to such condition, or may be waived by us in whole or in part, at any time on or before the Exchange Offer Expiration Date in our sole discretion.

If any of the conditions set forth above are not satisfied or waived, we may elect, at any time on or before the Exchange Offer Expiration Date, to: (i) terminate the Exchange Offer and return all tendered Series A Preferred to tendering holders; (ii) extend the Exchange Offer Expiration Date and retain all Series A

Preferred tendered, subject to withdrawal rights of tendering holders of Series A Preferred described herein; or (iii) amend certain of such unsatisfied conditions with respect to the Exchange Offer. If any amendment of an unsatisfied condition constitutes a material change to the Exchange Offer, the Company will promptly disclose such amendment in a manner reasonably calculated to inform holders of Series A Preferred of such waiver or amendment. In addition, the Company will extend the Exchange Offer for a period which the Company, in its discretion, deems appropriate; provided, that, at a minimum, the Company will extend the Exchange Offer so that the Exchange Offer remains open for at least five business days following disclosure of such amendment. Our failure at any time to take any of the foregoing actions shall not be deemed a waiver of our right to take such actions, and our waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances.

Addendum: The condition set forth in paragraph (a) above was satisfied when the Proposal passed with the requisite number of votes at a meeting of the holders of the Series A Preferred held on June 12, 2002, and the condition set forth in paragraph (d) was satisfied as the sale of the Series B Shares to the Purchaser closed on July 1, 2002.

WILL THE SERIES A-1 PREFERRED SHARES OR SHARES OF COMMON STOCK ISSUED UPON CONVERSION OF THE SERIES A-1 BE FREELY TRANSFERABLE?

The disclosure under the heading "Will the Series A-1 Preferred shares or shares of Common Stock issued upon conversion of the Series A-1 be freely transferable?" beginning on page 16 of the Offering Memorandum is amended by adding the following:

The registration rights agreement will be in substantially the same form as the draft attached to this Supplement as Annex A.

WHAT IF I DO NOT EXCHANGE MY SERIES A PREFERRED FOR SERIES A-1 PREFERRED?

The disclosure under the heading "What if I do not exchange my Series A Preferred for Series A-1 Preferred?" on page 18 of the Offering Memorandum is replaced by the following:

If you do not tender your shares of Series A Preferred in the Exchange Offer, but the exchange is completed by the Company, you will continue to hold your shares of Series A Preferred. Additionally, your right to receive accrued but unpaid dividends on the Series A Preferred will not be forfeited.

The closing of the sale of the Series B Shares caused the conversion price for the Series A Preferred to be decreased as the conversion price of the Series B Preferred of $0.85 per share (which is also subject to future adjustment) is less than the previous conversion price for the Series A Preferred of approximately $2.54 per share. The conversion price for the Series A Preferred will also decrease upon the closing of the exchange of the Series A Preferred for Series A-1 Preferred as the conversion price of the Series A-1 Preferred is $0.66 per share (which is also subject to future adjustment). The Company will not be able to calculate the new conversion price for the Series A Preferred until after the Exchange Offer Expiration Date because the new conversion price will be based on the number of holders of Series A Preferred tendering their shares in the Exchange Offer.

See "Risk Factors--Risks Relating to Not Accepting the Exchange Offer."

WHEN WILL SERIES A PREFERRED BE ACCEPTED FOR EXCHANGE, AND WHEN WILL SHARES OF SERIES A-1 PREFERRED BE DELIVERED?

The disclosure in the first paragraph under the heading "When will Series A Preferred be accepted for exchange, and when will shares of Series A-1 Preferred be delivered?" on page 19 of the Offering Memorandum is replaced by the following:

Upon the satisfaction or waiver of all of the conditions of the Exchange Offer, we will accept all Series A Preferred properly tendered and not withdrawn prior to 12:00 midnight, Eastern time, on the Exchange Offer Expiration Date. We will deliver shares of Series A-1 Preferred issued pursuant to the Exchange Offer promptly after the satisfaction or waiver of all of the conditions of the Exchange Offer. Under no circumstances will interest be paid by us by reason of any delay in delivering such shares of Series A-1 Preferred.

WHAT ARE MY RIGHTS TO WITHDRAW MY TENDER OF SERIES A PREFERRED?

The disclosures under the heading "What are my rights to withdraw my tender of Series A Preferred?" beginning on page 19 of the Offering Memorandum are replaced by the following:

You may withdraw your tender of any Series A Preferred, in whole or in part, at any time prior to 12:00 midnight, Eastern time, on the Exchange Offer Expiration Date, by delivery of a written notice of withdrawal to the company at the address set forth in the Letter of Transmittal. You also have the right to withdraw your tender of any Series A Preferred, in whole or in part, at any time after August 6, 2002, which is the 40 th business day following the commencement of the Exchange Offer, if we have not by that date closed the Exchange Offer and accepted your tender.

To be effective, a written notice of withdrawal (sent by hand delivery, overnight courier, mail or facsimile transmission) must:

    o be timely received by the company at the address set forth in the Letter of Transmittal;

    o specify the name of the person having tendered the Series A Preferred to be withdrawn;

    o indicate the certificate number or numbers of the shares of Series A Preferred to which the withdrawal relates;

    o    specify the number of shares of Series A Preferred so withdrawn; and

    o either be (i) signed by the holder in the same manner as the original signature on the Letter of Transmittal (including a guarantee of signature, if required) or (ii) accompanied by evidence satisfactory to us that the holder withdrawing such tender has succeeded to registered ownership of such Series A Preferred.

Withdrawals of tenders of Series A Preferred may not be rescinded, and any Series A Preferred withdrawn will thereafter be deemed not validly tendered for purposes of the Exchange Offer. You may re-tender any withdrawn Series A Preferred by again following one of the tender procedures described in this Offering Memorandum at any time prior to the Exchange Offer Expiration Date.

All questions as to the validity (including time of receipt) of any notices of withdrawal will be determined by us and our determination will be final and binding. Neither we nor any other person will be under any duty to give you any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

FINANCIAL INFORMATION - HISTORICAL FINANCIAL INFORMATION

The disclosure in the first paragraph under the heading "Historical Financial Information" beginning on page 20 of the Offering Memorandum is replaced by the following:

Attached as Annex B to this Supplement are the Company's audited financial statements for the two fiscal years, which were included in the Annual Report of the Company on Form 10-K (File No. 0-18083) for its fiscal year ending September 30, 2001. Attached as Annex C to this Supplement are unaudited balance sheets, comparative year-to-date income statements and related earnings per share data, statements of cash flows, and comprehensive income, which were included in the Company's Quarterly Report on Form 10-Q as filed with the Commission for the quarter ended March 31, 2002.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

The disclosure in the third paragraph under the heading "Certain Federal Income Tax Considerations" beginning on page 21 of the Offering Memorandum is replaced by the following:

The summary reflects the Company's understanding as to certain tax consequences and is not based upon a legal opinion of tax counsel. The federal income tax consequences of the Exchange Offer are complex. Each holder of Series A Preferred should consult their own tax advisor as to the specific tax consequences to such holder of the Exchange Offer, including the application and effect of state, local, foreign and other tax laws.

MAJOR TERMS AND CONDITIONS OF SALE OF SERIES B SHARES

The fifth full paragraph under the heading "Major Terms and Conditions of Sale of Series B Shares" beginning on page 27 of the Offering Memorandum is replaced by the following:

Any of the terms and conditions set forth in the Stock Purchase Agreement may be modified, amended or waived by the Company and/or the Purchaser. Accordingly, the sale of the Series B Shares may be closed prior to the completion of the Exchange Offer if the condition that 90% of the Series A Preferred be tendered in the Exchange Offer is waived by the Purchaser. We have asked the Purchaser to waive this condition and close its purchase of the Series B Shares prior to the Exchange Offer Expiration Date.

DOCUMENTS INCORPORATED BY REFERENCE

The disclosure under the heading "Documents Incorporated by Reference" beginning on page 21 of the Offering Memorandum is replaced by the following:

The Commission allows us to "incorporate by reference" information into this Offering Memorandum, which means that we can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is deemed to be part of this Offering Memorandum and Supplement, except for any information superseded by information in this Offering Memorandum or Supplement. This Offering Memorandum and Supplement incorporates by reference the documents set forth below, including the exhibits that these documents specifically incorporate by reference, that we have previously filed with the Commission. These documents contain important information about us and our financial performance.

(1) The Annual Report of the Company on Form 10-K (File No. 0-18083) for its fiscal year ending September 30, 2001;

(2) The Company's Current Reports on Form 8-K filed with the Commission on November 29, 2001, February 11, 2002, May 8, 2002, June 14, 2002 and July 5,
2002;

(3) The Company's Quarterly Reports on Form 10-Q filed with the Commission for the quarter ended December 31, 2001 and the quarter ended March 31, 2002, as amended;

(4) The Company's Schedule TO filed with the Commission on June 11, 2002, Amendment No. 1 to the Schedule TO filed with the Commission on June 11, 2002, and Amendment No. 2 to the Schedule TO filed with the Commission on July 5, 2002; and

(5) The Company's Schedule 14f-1 filed with the Commission on June 26, 2002, and distributed to our shareholders.

You can obtain any of these documents from us or from the Commission's Public Reference Room or web site at the addresses described above. These documents are available from us without charge, excluding any exhibits to those documents. You can obtain any of these documents by requesting them in writing or by telephone from us at Williams Controls, Inc., 14100 SW 72nd avenue, Portland, OR 97224,
Attn: Dennis Bunday (phone: 503-670-3307). In order to ensure timely delivery of the documents, any request should be made by the date which is five business days prior to the Exchange Offer Expiration Date.



JULY 5, 2002, WILLIAMS CONTROLS, INC.

                                                                        Annex A
                                                                        -------

                             WILLIAMS CONTROLS, INC.

                          REGISTRATION RIGHTS AGREEMENT


               REGISTRATION RIGHTS AGREEMENT ("Agreement") made as of this ___ day of _________, 2002 between WILLIAMS CONTROLS, INC., a Delaware corporation, with its principal offices at 14100 SW 72nd Avenue, Portland, Oregon 97224 (the "Company") and the undersigned holders (each, a "Holder" and collectively, the "Holders") of Series A-1 Preferred Stock ("Series A-1 Preferred Stock") set forth on Exhibit A hereto.

                                    RECITALS

               1. Each Holder has previously purchased shares of the Company's Series A 7 1/2% convertible redeemable preferred stock (the "Series A Preferred Stock") at $100.00 per share pursuant to the terms of a Preferred Stock Purchase Agreement between the Company and such Holder.

               2. The Company has offered to exchange its Series A Preferred Stock for Series A-1 Preferred Stock (the "Exchange") pursuant to the terms of the Exchange Offer and Proxy Solicitation Offering Memorandum, dated June 10, 2002 (the "Information Statement").

               3. Each share of Series A-1 Preferred Stock is convertible into shares of the Company's Common Stock, $.01 par value (the "Common Stock") per share, at $0.66 per share, subject to adjustment (the "Conversion Price").

               4. Simultaneously herewith, each Holder is delivering a Letter of Transmittal to the Company providing for the exchange of Series A Preferred Stock owned by such Holder for Series A-1 Preferred Stock.

               NOW, THEREFORE, for and in consideration of the premises and the mutual covenants hereinafter set forth, the parties hereto do hereby agree as follows:

Section 1.     REGISTRATION RIGHTS.

1.1 As soon as possible after the completion of the exchange pursuant to the Exchange Offer (as defined in the Information Statement) (the "Effective Date"), but in no event later than 180 days after the Effective Date, the Company shall, at its sole cost and expense, file a registration statement on the appropriate form under the Securities Act of 1933 ("1933 Act") with the Securities and Exchange Commission ("SEC") covering all of the shares of Common Stock issuable upon conversion of the Series A-1 Preferred Stock (the "Conversion Shares") and such additional shares of Common Stock that may be issued pursuant to the anti-dilution rights contained in the Series A-1 Preferred Stock and as set forth below (collectively, the "Registrable Securities") for all holders of the Series A-1 Preferred Stock and Registrable Securities (collectively, the "Registered Holders"), time being of the essence. The Company will use its reasonable best efforts to have such registration statement declared effective as soon as possible after filing, and shall keep such registration statement current and effective for at least three (3) years from the effective date thereof or until such earlier date as all of the Registrable Securities registered pursuant to such registration statement shall have been sold or otherwise transferred.

                  1.2 In the event the Company effects any registration under the 1933 Act of any Registrable Securities pursuant to Section 1.1 above, the Company shall indemnify, to the extent permitted by law, and hold harmless any person or entity whose Registrable Securities are included in such registration statement (each, a "Seller"), any underwriter, any officer, director, employee or agent of any Seller or underwriter, and each other person, if any, who controls any Seller or underwriter within the meaning of Section 15 of the 1933 Act, against any losses, claims, damages, liabilities, judgment, fines, penalties, costs and expenses, joint or several, or actions in respect thereof (collectively, the "Claims"), to which each such indemnified party becomes subject, under the 1933 Act or otherwise, insofar as such Claims arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the registration statement or prospectus or any amendment or supplement thereto or any document filed under a state securities or blue sky law (collectively, the "Registration Documents") or insofar as such Claims arise out of or are based upon the omission or alleged omission to state in any Registration Document a material fact required to be stated therein or necessary to make the statements made therein not misleading, and will reimburse any such indemnified party for any legal or other expenses reasonably incurred by such indemnified party in investigating or defending any such Claim; provided that the Company shall not be liable in any such case to a particular indemnified party to the extent such Claim is based upon an untrue statement or alleged untrue statement of a material fact or omission or alleged omission of a material fact made in any Registration Document in reliance upon and in conformity with written information furnished to the Company by or on behalf of such indemnified party specifically for use in the preparation of such Registration Document.

                  1.3 In connection with any registration statement in which any Seller is participating, each Seller, severally and not jointly, shall indemnify, to the extent permitted by law, and hold harmless the Company, each of its directors, each of its officers who have signed the registration statement, each other person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act, each other Seller and each underwriter, any officer, director, employee or agent of any such other Seller or underwriter and each other person, if any, who controls such other Seller or underwriter within the meaning of Section 15 of the 1933 Act against any Claims to which each such indemnified party may become subject under the 1933 Act or otherwise, insofar as such Claims (or actions in respect thereof) are based upon any untrue statement or alleged untrue statement of any material fact contained in any Registration Document, or insofar as any Claims are based upon the omission or alleged omission to state in any Registration Document a material fact required to be stated therein or necessary to make the statements made therein not misleading, and will reimburse any such indemnified party for any legal or other expenses reasonably incurred by such indemnified party in investigating or defending any such claim; provided, however, that such indemnification or reimbursement shall be payable only if, and to the extent that, any such Claim arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in any Registration Document in reliance upon and in conformity with written information furnished to the Company by the Seller specifically for use in the preparation thereof.

                  1.4 Any person entitled to indemnification under Section 1.2 or 1.3 above shall notify promptly the indemnifying party in writing of the commencement of any Claim if a claim for indemnification in respect thereof is to be made against an indemnifying party under this Section 1.4, but the omission of such notice shall not relieve the indemnifying party from any liability which it may have to any indemnified party otherwise than under
Section 1.2 or 1.3 above, except to the extent that such failure shall materially adversely affect any indemnifying party or its rights hereunder. In case any action is brought against the indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate in, and, to the extent that it chooses, to assume the defense thereof with counsel reasonably satisfactory to the indemnified party; and, after notice from the indemnifying party to the indemnified party that it so chooses, the indemnifying party shall not be liable for any legal or other expenses subsequently incurred by the indemnified party in connection with the defense thereof other than reasonable costs of investigation; provided, however, that (i) if the indemnifying party fails to take reasonable steps necessary to defend diligently the Claim within twenty (20) days after receiving notice from the indemnified party that the indemnified party believes it has failed to do so; (ii) if the indemnified party who is a defendant in any action or proceeding which is also brought against the indemnifying party reasonably shall have concluded that there are legal defenses available to the indemnified party which are not available to the indemnifying party; or (iii) if representation of both parties by the same counsel is otherwise inappropriate under applicable standards of professional conduct, the indemnified party shall have the right to assume or continue its own defense as set forth above (but with no more than one firm of counsel for all indemnified parties in each jurisdiction, except to the extent any indemnified party or parties reasonably shall have concluded that there are legal defenses available to such party or parties which are not available to the other indemnified parties or to the extent representation of all indemnified parties by the same counsel is otherwise inappropriate under applicable standards of professional conduct) and the indemnifying party shall be liable for any reasonable expenses therefor; provided, that no indemnifying party shall be subject to any liability for any settlement of a Claim made without its consent (which may not be unreasonably withheld, delayed or conditioned). If the indemnifying party assumes the defense of any Claim hereunder, such indemnifying party shall not enter into any settlement without the consent of the indemnified party if such settlement attributes liability to the indemnified party.

                  1.5 If for any reason the indemnity provided in Section 1.2 or
1.3 above is unavailable, or is insufficient to hold harmless, an indemnified party, then the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of any Claim in such proportion as is appropriate to reflect the relative benefits received by the indemnifying party on the one hand and the indemnified party on the other from the transactions contemplated by this Agreement. If, however, the allocation provided in the immediately preceding sentence is not permitted by applicable law, or if the indemnified party failed to give the notice required by Section
1.4 above, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the indemnifying party and the indemnified party as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable in respect of any Claim shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such Claim. Notwithstanding the foregoing, no underwriter or controlling person thereof, if any, shall be required to contribute, in respect of such underwriter's participation as an underwriter in the offering, any amount in excess of the amount by which the total price at which the Registrable Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The obligation of any underwriters to contribute pursuant to this Section 1.5 shall be several in proportion to their respective underwriting commitments and not joint.

                  1.6 The provisions of Section 1.2 through 1.5 of this Agreement shall be in addition to any other rights to indemnification or contribution which any indemnified party may have pursuant to law or contract and shall remain operative and in full force and effect regardless of any investigation made or omitted by or on behalf of any indemnified party and shall survive the transfer of the Registrable Securities by any such party.

                  1.7 The Registered Holders shall have certain "piggy-back" registration rights with respect to the Registrable Securities as hereinafter provided:

                       1.7.1 If at any time after the Effective Date, the Company shall file with the SEC a registration statement under the 1933 Act registering any shares of Common Stock, the Company shall give written notice to each Registered Holder thereof prior to such filing.

                       1.7.2 Within fifteen (15) days after such notice from the Company, each Registered Holder shall give written notice to the Company whether or not the Registered Holder desires to have all of the Registered Holder's Registrable Securities included in the registration statement. If a Registered Holder fails to give such notice within such period, such Registered Holder shall not have the right to have such Registered Holder's Registrable Securities registered pursuant to such registration statement. If a Registered Holder gives such notice, then the Company shall include such Registered Holder's Registrable Securities in the registration statement, at the Company's sole cost and expense (except for any underwriter's commissions and discounts which shall be payable by the Registered Holder), subject to the remaining terms of this Section 1.7.

                       1.7.3 If the registration statement relates to an underwritten primary offering on behalf of the Company, and the underwriter shall determine in writing that the total number of shares of Common Stock to be included in the offering, including the Registrable Securities, shall exceed the amount which the underwriter deems to be appropriate for the offering, the Company will include in such registration (i) first, the shares the Company proposes to sell, (ii) second, shares (including Registrable Securities) requested to be included in such registration by holders of registration rights pro rata among such holders on the basis of the number of shares which are subject to registration rights owned by each such holder, and (iii) third, other securities, if any, requested to be included in such registration. For this purpose, if other securities in the registration statement are derivative securities, their underlying shares shall be included in the computation. The Registered Holders shall enter into such agreements as may be reasonably required by the underwriters and the Registered Holders shall pay to the underwriters commissions relating to the sale of their respective Registrable Securities.

                       1.7.4 If the registration statement relates to an underwritten secondary offering on behalf of holders of the Company's securities, and the underwriter shall determine in writing that the total number of shares of Common Stock to be included in the offering (including Registrable Securities) shall exceed the amount which the underwriter deems to be appropriate for the offering, the Company will include in such registration (i) first, shares other than Registrable Securities which are subject to registration rights and are requested to be included in such registration by holders thereof, and (ii) second, other shares (including Registrable Securities) requested to be included in such registration by holders having the right under an agreement with the Company or the Company's prior approval pro rata among such holders on the basis of the number of shares owned by each such holder.

                       1.7.5 The Registered Holders shall have two (2) opportunities to have the Registrable Securities registered under this Section 1.7.

                       1.7.6 The Registered Holder shall furnish in writing to the Company such information as the Company shall reasonably require in connection with a registration statement.

Section 2.     PARTICIPATION IN UNDERWRITTEN REGISTRATIONS.

        No Registered Holders may participate in any registration hereunder which is underwritten unless such Registered Holder (a) agrees to sell such Registered Holder's securities on the basis provided in the underwriting arrangements approved by the Company and (b) completes and executes all customary questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements; provided, that no holder of Registrable Securities included in any underwritten registration shall be required to make any representations and warranties to the Company or the underwriters other than representations and warranties regarding such holder, such holder's Registrable Securities and such holder's intended method of distribution.

Section 3.     OBLIGATIONS OF THE HOLDERS OF REGISTRABLE SECURITIES.

                  3.1 At least five business days prior to the first anticipated filing date of any registration in which the Registered Holders have rights hereunder, the Company shall notify each Registered Holder in writing of the information the Company requires from each such holder if such holder elects to have any of such holder's Registrable Securities included in such registration. It shall be a condition precedent to the obligations of the Company to complete any registration pursuant to this Agreement with respect to the Registrable Securities of a particular Registered Holder that each such Registered Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it and the intended method of disposition of the Registrable Securities held by it, and any changes in any such information that would require an amendment or supplement to any such registration, as shall be reasonably required to effect and maintain the effectiveness of the registration of such Registrable Securities and shall execute such documents in connection with such registration as the Company may reasonably request. To the extent that any holder of Registrable Securities fails to timely provide such information, the Company shall not be subject to any penalties hereunder for the period of time that such holder has failed to timely provide such information.

                  3.2 Each Registered Holder, by such holder's acceptance of the Registrable Securities, agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of any registration hereunder, unless such holder has notified the Company in writing of such holder's election to exclude all of such holder's Registrable Securities from such registration.

                  3.3 Each Registered Holder agrees that, upon request of the Company, such holder will immediately discontinue disposition of the Registrable Securities pursuant to any registration covering such Registrable Securities during any period not to exceed one 90-day period within any one 12-month period the Company requires in connection with an underwritten public offering. In addition, each holder of Registrable Securities agrees that such holder will enter into a standstill or lock-up agreement with respect to any underwritten public offering so long as (i) such agreement is required by the managing underwriter in connection with such underwritten public offering, (ii) the term of such agreement does not exceed 90 days, (iii) all of the Company's executive officers, directors and 5% stockholders (other than institutional stockholders) are required by such managing underwriter to enter into identical standstill or lockup agreements, and (iv) the continued effectiveness of such agreement is conditioned upon the continued effectiveness of all of the agreements described in the preceding clause (iii).

Section 4.     MISCELLANEOUS.

        All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement will be in writing and will be deemed to have been given when delivered personally, mailed by certified or registered mail, return receipt requested and postage prepaid, or sent via a nationally recognized overnight courier, or sent via facsimile to the recipient. Such notices, demands and other communications will be sent to the address indicated below:

               To the Company, to:

               Williams Controls, Inc.
               14100 SW 72nd Avenue
               Portland, OR  97224
               Attention:  Dennis Bunday
               Facsimile:  503-624-3812

               with a copy, which shall not constitute notice, to:

               Davis Wright Tremaine, LLP
               1300 SW Fifth Avenue, Suite 2300
               Portland, OR  97201
               Attention:  James Waggoner
               Facsimile: (503) 778-5399

               To a Holder, to: the address set forth on the books and records of the Company or, in each case, to such other address or to the attention of such other person as the recipient party shall have specified by prior written notice to the sending party.

                  4.1 This Agreement shall not be changed, modified or amended except by a writing signed by the parties to be charged, and this Agreement may not be discharged except by performance in accordance with its terms or by a writing signed by the party to be charged.

                  4.2 This Agreement shall be binding upon and inure to the benefit of the parties hereto and to their respective heirs, legal representatives, successors and assigns. This Agreement sets forth the entire agreement and understanding between the parties as to the subject matter thereof and merges and supersedes all prior discussions, agreements and understandings of any and every nature among them.

                  4.3 Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of New York. The parties hereby agree that any dispute which may arise between them arising out of or in connection with this Agreement shall be adjudicated before a court located in New York and they hereby submit to the exclusive jurisdiction of the courts of the State of New York and of the federal courts in New York with respect to any action or legal proceeding commenced by any party, and irrevocably waive any objection they now or hereafter may have respecting the venue of any such action or proceeding brought in such a court or respecting the fact that such court is an inconvenient forum, relating to or arising out of this Agreement or any acts or omissions relating to the sale of the securities hereunder, and consent to the service of process in any such action or legal proceeding by means of registered or certified mail, return receipt requested, in case of the address set forth below or such other address as the undersigned shall furnish in writing to the other.

                  4.4 This Agreement may be executed in any number of counterparts, each of which when so executed and delivered will be deemed to be an original and all of which counterparts taken together will constitute but one and the same instrument.

                  4.5 The holding of any provision of this Agreement to be invalid or unenforceable by a court of competent jurisdiction shall not affect any other provision of this Agreement, which shall remain in full force and effect.

                  4.6 It is agreed that a waiver by either party of a breach of any provision of this Agreement shall not operate, or be construed, as a waiver of any subsequent breach by that same party.

                  4.7 The parties agree to execute and deliver all such further documents, agreements and instruments and take such other and further action as may be necessary or appropriate to carry out the purposes and intent of this Agreement.


               IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first written above.

Signature for Individual Holder       Signature for Holder Other than Individual


_____________________________         By:_______________________________________
               Signature                     Name:
                                             Title:




                                 WILLIAMS CONTROLS, INC.



                                 By:_______________________________________
                                 Name:
                                 Title:

                                                                        Annex B
                                                                        -------
                  Audited Financial Statements included in the
                  --------------------------------------------
                    Annual Report of the Company on Form 10-K
                    -----------------------------------------
                     For the Period ended September 30, 2001
                     ---------------------------------------

                             Williams Controls, Inc.
                           Consolidated Balance Sheets
         (Dollars in thousands, except share and per share information)

                                                                   September 30,    September 30,
                                                                        2001            2000
ASSETS
Current Assets:
    Cash and cash equivalents                                      $         --     $         30
    Trade and other accounts receivable, less allowance of $379           8,231           11,357
    and $508 in 2001 and 2000, respectively
    Inventories, net                                                      4,725            8,016
    Prepaid and other current assets                                      1,222            1,158
                                   Total current assets                  14,178           20,561
Property plant and equipment, net                                        11,729           21,486
Investment in and note and accounts receivable from affiliate             3,065            1,615
Goodwill and intangible assets, net                                          36            5,165
Other assets                                                                331              322
                                   Total assets                    $     29,339     $     49,149
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
    Accounts payable                                               $      9,434     $     11,363
    Accrued expenses                                                      9,048            4,574
    Non-refundable deposit                                                   --              500
    Current portion of long-term debt and capital leases                 13,146           21,802
    Convertible subordinated debt, net                                    2,082            2,040
                                   Total current liabilities             33,710           40,279
Long-term debt and capital lease obligations                                205            4,567
Other liabilities, primarily employee benefit obligations                 6,132            3,259
Commitments and contingencies (Note 22)
Shareholders' Equity (Deficit):
    Preferred stock ($.01 par value, 50,000,000 authorized; 78,400            1                1
    issued and outstanding at September 30, 2001 and 2000)
    Common stock ($.01 par value, 50,000,000 authorized;                    199              199
    19,921,114 issued and outstanding at September 30, 2001 and
    2000)
    Additional paid-in capital                                           23,069           21,744
    Accumulated deficit                                                 (30,721)         (20,023)
    Other comprehensive loss-Pension liability adjustment                (2,379)              --
    Treasury stock (130,200 shares at September 30, 2001 and 2000)         (377)            (377)
    Note Receivable                                                        (500)            (500)
    Total shareholders' equity (deficit)                                (10,708)           1,044
                                   Total liabilities and           $     29,339     $     49,149
                                   shareholders' equity (deficit)


The accompanying notes are an integral part of these balance sheets.

                             Williams Controls, Inc.
            Consolidated Statements of Shareholders' Equity (Deficit)
                             (Dollars in thousands)

                         Issued                                Retained
                       Preferred          Issued     Additional  Earnings    Unearned  Treasury  Note       Pension  Shareholders'
                         Stock         Common Stock    Paid-in   (Accumulated   ESOP      Stock  Receivable  Liability    Equity
                     Shares Amount     Shares  Amount  Capital    Deficit)     Shares                       Adjustment   (Deficit)
Balance, September   80,000 $    1  18,311,288 $ 183 $   17,917 $   7,444  $   (73)   $   (37)  $   (500)  $   (184) $    24,411
30, 1998
Net loss                 --     --          --    --         --    (9,539)      --         --         --         --       (9,539)

Dividends on             --     --          --    --         --      (596)      --         --         --         --         (596)
preferred stock
Common stock issueed     --     --   1,331,149    13      4,539        --       --         --         --         --        4,552
private placement
Equity issuance coasts   --     --          --    --      (1,17)       --       --         --         --         --       (1,173)
Issuance of stock upon   --     --     201,750     2        167        --       --         --         --         --          169
exercise of stock options
Common stock issued  (1,500)    --      54,541     1         (1)       --       --         --         --         --           --
from conversion of
preferrestock
Change in pension        --     --          --    --         --        --       --         --         --        184          184
liability adjustment
Reduction of unallocated --     --          --    --          7        --       73         --         --         --           80
ESOP shares
Income tax benefit of    --     --          --    --        118        --       --         --         --         --          118
non-qualified stock
option exercise
Balance, September   78,500      1  19,898,728   199     21,574    (2,691)      --        (37)      (500)        --       18,206
30, 1999
Net loss                 --     --          --    --         --    (16,74)      --         --         --         --       (16,74)

Dividends on preferred   --     --          --    --         --      (588)      --         --         --         --         (588)
stock
Equity issuance costs    --     --          --    --        (33)       --       --         --         --         --          (33)
Warrants issued in       --     --          --    --        166        --       --         --         --         --          166
connection with Convertible
Subordinated debt
Issuance of stock upon   --     --      18,750    --         37        --       --         --         --         --           37
exercise of stock options
Common stock issued      --     --          --    --         --        --       --         --         --         --           --
issued from            (100)    --       3,636    --         --        --       --         --         --         --           --
conversion of
preferred stock
Balance, September   78,400      1  19,921,114   199     21,744    (20,02)      --        (37)   (  (500)        --        1,044
30, 2000
Net loss                 --     --          --    --         --    (9,602)      --         --         --         --       (9,602)

Dividends on             --     --          --    --         --    (1,096)      --         --         --         --       (1,096)
preferred stock
Warrants issued in       --     --          --    --        870        --       --         --         --         --          870
connection with
Subordinated debt
Adjustment for change    --     --          --    --        455        --       --         --         --         --          455
in conversion price
of preferred stock
Change in pension        --     --          --    --         --        --       --         --         --      (2,37)      (2,379)
liability adjustment
Balance, Septemder   78,400 $    1  19,921,114 $  19 $   23,069 $  (30,72)$     --    $   (37) $    (500)$    (2,37)$     (10,70)
30, 2001

The accompanying notes are an integral part of these statements.

                             Williams Controls, Inc.
                      Consolidated Statements of Operations
         (Dollars in thousands, except share and per share information)

                                                             For the year ended September 30,
                                                          2001            2000             1999
Net sales                                            $     55,082   $     67,725  $     61,422
Cost of sales                                              44,837         51,746        44,338
Gross margin                                               10,245         15,979        17,084
Operating expenses (income)
    Research and development                                4,005          6,713         3,424
    Selling                                                 1,312          1,876         1,997
    Administration                                          8,261          8,938         7,666
    Gain on Sale of land and building--Aptek               (1,837)            --            --
    Gain on sale of GeoFocus                               (2,486)            --            --
    Loss on impairment of assets--PPT, net                  1,796             --            --
    Loss on impairment of assets--ProActive                 4,366             --            --
    Loss on impairment of assets--Automotive                   --             --         5,278
    Accessories
    Acquired-in process research and development               --             --         1,750
                            Total operating expenses       15,417         17,527        20,115

Loss from continuing operations                            (5,172)        (1,548)       (3,031)
Other (income) expenses:
    Interest income                                            (3)          (231)         (343)
    Interest expense                                        4,510          3,010         2,154
    Other (income) expense                                    (77)          (154)           85
    Equity interest in loss of affiliate                       --          5,044           488
                            Total other expenses            4,430          7,669         2,384
Loss from continuing operations before income taxes        (9,602)        (9,217)       (5,415)
Income tax (benefit) expense                                   --          7,527        (1,487)
Net loss from continuing operations                        (9,602)       (16,744)       (3,928)
Discontinued operations:
    Net loss on disposal of the agricultural                   --             --        (5,611)
    equipment segment, including $638 for operating
    losses during phase-out period
    Net loss from discontinued operations                      --             --        (5,611)
    Net loss                                               (9,602)       (16,744)       (9,539)
Dividends on preferred stock                               (1,096)          (588)         (596)
Net loss allocable to common shareholders            $    (10,698)  $    (17,332) $    (10,135)
Loss per common share from continuing                $      (0.54)  $      (0.88) $      (0.24)
operations--basic
Loss per common share from discontinued                        --             --         (0.30)
operations--basic
Net loss per common share--basic                     $      (0.54)  $      (0.88) $      (0.54)
Weighted average shares used in per share              19,921,114     19,788,031    18,603,057
calculation--basic
Loss per common share from continuing                $      (0.54)  $      (0.88) $      (0.24)
operations--diluted
Loss per common share from discontinued                        --             --         (0.30)
operations--diluted
Net loss per common share--diluted                   $      (0.54)  $      (0.88) $      (0.54)
Weighted average shares used in per share              19,921,114     19,788,031    18,603,057
  calculation--diluted


The accompanying notes are an integral part of these statements.

                             Williams Controls, Inc.
                  Consolidated Statements of Comprehensive Loss
                             (Dollars in thousands)

                                                         For the year ended September 30,
                                                       2001             2000            1999
Net loss                                             $     (9,602)  $    (16,744) $     (9,539)
Change in pension liability adjustment                     (2,379)            --           184
Comprehensive loss                                   $    (11,981)  $    (16,744) $     (9,355)


The accompanying notes are an integral part of these statements.

                             Williams Controls, Inc.
                      Consolidated Statements of Cash Flows
                             (Dollars in thousands)

                                                                               For the year ended September 30,
                                                                                  2001      2000       1999
Cash flows from operating activities:
              Net loss                                                          $ (9,602)  $  (16,74) $ (9,539)
Adjustments to reconcile net loss to net cash provided by continuing operations:
              Loss from discontinued operations                                       --          --     5,611
              Depreciation and amortization                                        3,993       3,189     2,056
              Gain on sale of land and building--Aptek                            (1,837)         --        --
              Gain on sale of GeoFocus                                            (2,486)         --        --
              Equity interest in loss of affiliate                                    --       5,044       488
              Loss on impairment of assets--PPT, net                               1,796          --        --
              Loss on impairment of assets--ProActive                              4,366          --        --
              Loss on impairment of assets--Automotive Accessories                    --          --     5,278
              Loss on disposition of assets                                          122          --        --
              Deferred income taxes                                                   --       6,896    (2,565)
              Acquired in-process research and development                            --          --     1,750
              Changes in working capital of continuing operations, net of acquisition:
                        Receivables                                                 2,859       (458)     (141)
                        Inventories                                                 3,231      1,819       974
                        Accounts payable and accrued expenses                         924      2,696     3,277
                        Other                                                         587        494       475
              Net cash provided by operating activities of continuing               3,953      2,936     7,664
              operations
Cash flows from investing activities:
              Investment in and loans to affiliate                                 (1,450)        --      (500)
              Proceeds from sale of land and building                               5,750         --     1,192
              Proceeds from sale of GeoFocus                                        3,150         --        --
              Investment in note receivable                                            --         --      (575)
              Payment for acquisition of ProActive                                     --         --    (6,350)
              Payments for property, plant and equipment                           (1,583)    (2,343)   (2,948)
              Other, net                                                              200         43        --
Net cash provided by (used in) investing activities of continuing operations        6,067     (2,300)   (9,181)
Cash flows from financing activities:
              Proceeds from long-term debt                                             --      1,800     5,592
              Repayments of long-term debt and capital lease obligations           (14,47)    (5,898)   (3,987)
              Net proceeds from subordinated debt                                   4,576         --        --
              Net proceeds from issuance of convertible subordinated debt              --      1,965        --
              Net proceeds from issuance of common stock for                           --          3     3,548
              private placement and upon exercise of stock options
              Preferred dividends                                                    (147)      (588)     (596)
Net cash provided by (used in) financing activities of continuing operations       (10,05)    (2,718)    4,557
Cash flows from discontinued operations:
              Proceeds from sale of Agricultural Equipment                             --      1,460        --
              segment
              Net cash used in operations                                              --     (1,671)   (1,998)
Net cash used in discontinued operations                                               --       (211)   (1,998)
Net increase (decrease) in cash and cash equivalents                                  (30)    (2,293)    1,042
Cash and cash equivalents at beginning of period                                       30      2,323     1,281
Cash and cash equivalents at end of period                                      $      --  $      30 $   2,323
Supplemental disclosure of cash flow information:
              Interest paid                                                     $   3,556  $   2,677 $   1,993
              Income taxes paid                                                 $      --  $     122 $     503

                             Williams Controls, Inc.
                Consolidated Statements of Cash Flows (Continued)
                             (Dollars in thousands)

                                                                               For the year ended September 30,
                                                                                  2001      2000       1999
Supplemental disclosure of non-cash investing and financing objectives:
                          Capital lease for equipment                           $      --  $     458  $  1,819
                          Dividends accrued not paid                                  494         --        --
                          Dividends for implied return on preferred stock             455         --        --
                          Debt issuance cost from warrants issued                      57         56        --
                          Debt discount from warrants issued                          813        110        --
                          Debt issued in lieu of underwriting fee                      --        140        --
                          Debt modification fee accrued                               300         --        --
                          Settlement of PPT capital leases and                      2,832         --        --
                          reduction in related equipment
                          Additional pension liability                              2,588         --        --
                          Assumption of debt related to ProActive                      --         --       286
                          Pedal acquisition
                          Equity issuance costs from warrants issued                   --         --     1,118
                          Extinquishment of Note Receivable related to                 --         --     3,200
                          building/land re-purchase
                          Extinquishment of capital lease obligations                  --         --     4,600
                          related to building/land re-purchase
                          Income tax benefit of stock options                          --         --       118


The accompanying notes are an integral part of these statements.

                   Notes to Consolidated Financial Statements
                  Years Ended September 30, 2001, 2000 and 1999
           (Dollars in thousands, except share and per share amounts)

Note 1. Summary of Operations and Current Events

   Williams Controls, Inc, including its wholly-owned subsidiaries, Williams Controls Industries, Inc. ("Williams"); Aptek Williams, Inc. ("Aptek"); Premier Plastic Technologies, Inc. ("PPT"); ProActive Acquisition Corporation ("ProActive"); GeoFocus, Inc. ("GeoFocus"); NESC Williams, Inc. ("NESC"); Williams Technologies, Inc. ("Technologies"); Williams World Trade, Inc. ("WWT"); Kenco/Williams, Inc. ("Kenco"); Techwood Williams, Inc. ("TWI"); Agrotec Williams, Inc. ("Agrotec") and its 80% owned subsidiaries Hardee Williams, Inc. ("Hardee") and Waccamaw Wheel Williams, Inc. ("Waccamaw") is herein referred to as the "Company" or "Registrant". The subsidiaries are detailed as follows:

Vehicle Components

   Williams Controls Industries, Inc.: Manufactures vehicle components sold primarily in the commercial vehicle industry.

   ProActive Acquisition Corporation: Manufactures electronic throttle controls and adjustable pedal systems for passenger vehicles.

   Premier Plastic Technologies, Inc.: Manufactures plastic components for the automotive industry. This operation was closed in March, 2001. See Note 12 of Notes to Consolidated Financial Statements.

   NESC Williams, Inc.: Installs conversion kits to allow vehicles to use compressed natural gas and provides natural gas well metering services.

   Williams Technologies, Inc.: Supports all subsidiaries of the Company by providing research and development and developing strategic business relationships to promote "technology partnering".

   Williams World Trade, Inc.: Located in Kuala Lumpur, Malaysia, WWT managed foreign sourcing for subsidiaries of the Company, affiliates and third party customers. Significant portions of WWT's revenues were derived from Ajay Sports, Inc., an affiliate. This subsidiary ceased operations in fiscal 2000.

Electrical Components and GPS

   Aptek Williams, Inc.: Develops and produces sensors, microcircuits, cable assemblies and other electronic products for the telecommunications and the transportation industry, and conducts research and development activities to develop commercial applications of sensor related products for the electronics and automotive markets.

   GeoFocus, Inc.: Developed train tracking and cyber-farming systems using global positioning systems ("GPS") and geographical information systems ("GIS"). This operation was sold in June 2001. See Note 12 of Notes to Consolidated Financial Statements.

Agricultural Equipment

   The operations of the subsidiaries comprising the Agricultural Equipment segment were sold in May 2000 and had previously been reported as discontinued operations.

   Agrotec Williams, Inc.: Manufactured spraying equipment for the professional lawn care, nursery and pest control industries.

   Hardee Williams, Inc.: Manufactured equipment used in farming, highway and park maintenance.

   Waccamaw Wheel Williams, Inc.: Manufactured solid rubber tail wheels and other rubber products used on agricultural equipment, from recycled truck and bus tires.

Automotive Accessories

   Kenco/Williams, Inc.: Manufactured, assembled, packaged and distributed truck and auto accessories for the after market parts industries. Substantially all of the assets of Kenco were sold in fiscal 1998.

Current Events

Going Concern Matters

   The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the consolidated financial statements during the years ended September 30, 2001, 2000 and 1999, the Company incurred (losses) of ($9,602), ($16,744) and ($9,539), respectively. In addition, at September 30, 2001, essentially all of the Company's $9,434 of trade accounts payable is significantly past due, the working capital deficit was ($19,532), and the Company stockholders' equity was a deficit of $(10,708). The Company also ceased making payments of preferred stock dividends in the second quarter of fiscal 2001. Also, as described in Note 6 of Notes to Consolidated Financial Statements, the Company was not in compliance with the covenants of its credit agreement at September 30, 2001. The credit agreement with the Company's primary bank matured on July 11, 2001, and the Company has obtained extensions on this debt through June 30, 2002. As a result, the Company has classified the $6,542 owed to its primary bank as a current liability at September 30, 2001.

   During the second quarter of fiscal 2001, the Company raised $4,576, net of expenses, from a private placement of debt in February 2001. The $4,576 raised was in the form of $4,950 of secured subordinated debentures which are due March 1, 2002, bearing interest at 12% and include warrants to purchase the Company's common stock at $1.375 per share for each $2.00 of principal amounts of the debentures purchased. The Private Placement funds were used to pay down bank debt, including an over-advance from the Company's primary bank and to support the operations of the Company.

   During fiscal 2001, the Company has taken several actions to improve the financial condition of the Company, including the sale of its Deerfield Beach facility, sale of its GeoFocus operations, shutdown of non-profitable, non-essential operations, including PPT, and reductions in working capital requirements at its remaining operations. These actions together with raising $4,576 through the issuance of the $4,950 of secured subordinated debentures have reduced the Company's amount owing its primary secured lender by $13,820 and improved borrowing capacity under its credit facility over the amount available at September 30, 2000. However, due to the Company's continued working capital deficit, the Company's debts, including accounts payable and the secured subordinated debentures due March 1, 2002, and other factors as outlined herein, the Company continues to have a significant lack of liquidity. Accordingly, the Company's continuation as a going concern is dependent upon, among other things, its ability to generate sufficient cash flow to meet its obligations on a timely basis, to comply with the terms of its credit agreement, to obtain additional financing or refinancing as may be required, and ultimately to attain profitability.

   Management is pursuing alternatives to raise capital, both equity and debt and is continuing to pursue all alternatives available to it, including selling all or part of the Company to a third party.

   There is no assurance that the Company will be able to obtain adequate working capital in the amounts needed to sustain its operations or sell its business or parts of it in a timely fashion.

   The above matters raise a substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Note 2. Significant Accounting Policies

Principles of Consolidation

   The consolidated financial statements include all of the accounts of Williams Controls, Inc. and its majority owned subsidiaries. All significant inter-company accounts and transactions have been eliminated.

Cash and Cash Equivalents

   All short-term highly liquid investments purchased with maturity at purchase of three months or less are considered to be cash equivalents.

Inventories

   Inventories are valued at the lower of standard cost, which approximates actual cost, or market.

Property, Plant and Equipment

   Land, buildings, equipment and improvements to existing facilities are recorded at cost. Maintenance and repairs are expensed as incurred. Depreciation has been computed using the straight-line method over the estimated useful lives of property and equipment as follows: buildings 31.5 years, furniture, machinery and equipment 3 to 12 years. Capitalized leases are amortized using the same method over the shorter of the estimated useful lives or the lease term.

   In accordance with Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", management reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. Recoverability of these assets is determined by comparing the forecasted non-discounted net cash flows of the operation to which the assets relate, to the carrying amount of such assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

Goodwill and Intangible Assets

   Goodwill, which represents the excess of cost over net assets of acquired companies, is being amortized using the straight-line method over periods from 15 to 40 years. At each balance sheet date, management assesses whether there has been an impairment in the carrying value of cost in excess of net assets of businesses acquired, primarily by comparing current and projected sales, operating income and annual cash flows, on an un-discounted basis, with the related annual amortization expenses as well as considering the equity of such companies. Other intangible assets includes developed technology which is being amortized on a straight-line basis over the estimated useful life of the asset, or seven years. In addition, intangible assets include the cost of a patent license agreement, which is being amortized on a straight-line basis over the shorter of the legal or estimated useful life of the asset, which is eleven years. In fiscal 2001, the Company recorded an impairment charge of $4,366 related to the remaining carrying value of ProActive Pedals' goodwill and intangible assets. See Note 10 of Notes to Consolidated Financial Statements.

Concentration of Risk

   In the event excess cash would become available, the Company would invest a portion of its excess cash in debt instruments of financial institutions with strong credit ratings and has established guidelines relative to diversification and maturities that maintain safety and liquidity. The Company has not experienced any losses on its cash equivalents.

   The Company sells its products to customers in diversified industries worldwide; however, approximately 95% of its sales from continuing operations are to customers in the Vehicle Components segment. Approximately 59% of the Company's sales from continuing operations are electronic throttle controls ("ETC").

Sales by Customer

   For the years ended September 30, 2001, 2000 and 1999, Freightliner accounted for 18%, 23% and 27%, Navistar accounted for 12%, 12% and 15%, Volvo accounted for 9%, 6% and 8%, Evart Corporation accounted for 4%, 9% and 1%, General Motors accounted for 7%, 6% and 5% and Ford accounted for 5%, 0% and 0% of net sales from continuing operations, respectively. Approximately 16%, 15% and 20% of net sales in fiscal 2001, 2000 and 1999 respectively, were to customers outside of the United States, primarily in Canada, Mexico and Sweden, and, to a lesser extent, in Europe, South America and Australia.

Debt Issuance Costs

   Costs incurred in the issuance of debt financing are amortized over the term of the debt agreement, approximating the effective interest method.

Revenue Recognition

   The Company recognizes revenue upon shipment, when title passes to the customer.

Product Warranty

   The Company provides a warranty covering defects arising from products sold. The warranty is limited to a specified time period, mileage or hours of use, and varies by product and application. The Company has provided a reserve, which in the opinion of management is adequate to cover such warranty costs. During fiscal 2001, the Company had one product recall related to weld failures on certain ETC's produced for the heavy truck markets. The Company has made all required disclosures to the National Highway Traffic Safety Administration (NHTSA) and are testing, repairing or replacing the defective parts as necessary. Management estimates that the total potential units involved are no more than 15,000 units, and has recorded an accrual of $674, which represents the low end of an estimated range to complete the recall of $674 to $1,230. The Company is also seeking potential recovery of certain of these costs from one of its vendors. However, no amounts have been recorded for this potential recovery.

Research and Development Costs

   Research and development costs are expensed as incurred.

Income Taxes

   Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period that includes the enactment date.

Post-retirement Benefits

   Statement of Financial Accounting Standards ("SFAS") No. 106, "Employers' Accounting for Post Retirement Benefits Other than Pensions" requires the Company to accrue retiree insurance benefits over the period in which employees become eligible for such benefits. The Company implemented SFAS No. 106 by amortizing the transition obligation over twenty years.

Earnings (loss) Per Share

   Basic earnings per share ("EPS") and diluted EPS are computed using the methods prescribed by Statement of Financial Accounting Standards No. 128, "Earnings Per Share". Basic EPS is calculated using the weighted-average number of common shares outstanding for the period and diluted EPS is computed using the weighted-average number of common shares and dilutive common equivalent shares outstanding.

   Following is a reconciliation of basic EPS and diluted EPS from continuing operations:

                                           Year Ended                           Year Ended
                                       September 30, 2001                   September 30, 2000

                                 Loss          Shares     Per Share     Loss        Shares     Per Share
                                                           Amount                                Amount

Loss from continuing            $   (9,602)                         $   (16,744)
operations
Less--Preferred stock dividends     (1,096)                                (588)
Basic EPS--
          Loss allocable to        (10,698)   19,921,114 $    (0.54)    (17,332)    19,788,031 $   (0.88)
          common shareholders
Effect of dilutive securities--
          Stock options and            --            --                     --             --
          warrants
          Convertible                  --            --                     --             --
          preferred stock
          Convertible                  --            --                     --             --
          subordinated debt
Diluted EPS--
          Loss allocable to     $  (10,698)   19,921,114 $    (0.54)$   (17,332)    19,788,031 $   (0.88)
          common shareholders
                                              Year ended
                                          September 30, 1999
                                 Loss           Shares       Per Share
                                                               Amount
Loss from continuing            $   (3,928)
operations
Less--Preferred stock dividends       (596)
Basic EPS--
          Loss allocable to         (4,524)   18,603,057 $    (0.24)
          common shareholders
Effect of dilutive securities--
          Stock options and            --            --
          warrants
          Convertible                  --            --
          preferred stock
Diluted EPS--
          Loss allocable to     $   (4,524)   18,603,057 $    (0.24)
          common
          shareholders

   At September 30, 2001, 2000 and 1999, the Company had options and warrants covering 6,188,736, 3,690,629 and 3,548,797 shares, respectively of the Company's common stock outstanding that were not considered in the respective diluted EPS calculations since they would have been anti-dilutive. In 2001, 2000 and 1999, conversion of the preferred shares, and in 2001 and 2000, conversion of the convertible subordinated debt, would have been anti-dilutive and, therefore, was not considered in the computation of diluted earnings per share.

Fair Value of Financial Instruments

   The carrying values of the Company's current assets and liabilities approximate fair values primarily because of the short maturity of these instruments. The fair values of the Company's long-term debt approximated its carrying values because the debt is primarily variable rate debt. The fair value of preferred stock and receivables from an affiliate is not practicable to estimate due to the related party nature of the underlying transaction. The carrying value of the convertible subordinated debt, excluding the value of warrants recorded as debt discount, and approximates fair value due to its recent issuance.

Stock-Based Compensation

   SFAS No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") allows companies to choose whether to account for stock-based compensation on a fair value method, or to continue accounting for such compensation under the method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). The Company has chosen to continue to account for stock-based compensation using APB 25 (see Note 13 of Notes to Consolidated Financial Statements).

Recent FASB Pronouncements

   In June 2000 the FASB issued Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Hedging Activities--an amendment of FASB Statement No. 133" ("SFAS 138"). In June 1999 the FASB issued Statement of Financial Accounting Standards No. 137, Accounting for Derivative Instruments and Hedging Activities." ("SFAS 137") SFAS 137 is an amendment to SFAS 133, "Accounting for Derivative Instruments and hedging Activities." SFAS 133, as amended by SFAS 137 and 138 establishes accounting and reporting standards for all derivative instruments. SFAS 133 and 138 are effective for fiscal years beginning after June 15, 2000. The Company adopted SFAS 138 in 2001 and it did not have any material impact on the Company's financial position or results of operations.

   In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method will be prohibited on a prospective basis only. SFAS 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of that Statement, which for the Company will be fiscal year 2002. As of September 30, 2001, the Company does not have any significant remaining goodwill. Accordingly, the Company does not expect that the adoption of either SFAS 141 or SFAS 142 to have a significant impact on the financial condition or results of operations of the Company. Goodwill and other intangible amortization, including write-off's, was $4,739, $599 and $173 in 2001, 2000 and 1999, respectively.

   In June and August 2001, the FASB issued SFAS No.'s 143 and 144, "Accounting for Asset Retirement Obligations" and "Accounting for the Impairment or Disposal of long-lived Assets." Under SFAS 143, the fair value of a liability for an asset retirement obligation must be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS 144 retains SFAS 121's ("Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of") fundamental provisions for the: 1) recognition and measurement of impairment of long-lived assets to be held and used; and 2) measurement of long-lived assets to be disposed of by sale. These statements are effective for the Company's fiscal year ended 2003. The Company has not performed an analysis of the effect of SFAS 143 or 144.

Use of Estimates in the Preparation of Financial Statements

   The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Management makes these estimates using the best information available at the time the estimates that are made; however, actual results could differ materially from these estimates.

Reclassifications

   Certain amounts previously reported in the 2000 and 1999 financial statements have been reclassified to conform to 2001 financial statement classifications.

Note 3. Inventories

   Inventories consist of the following at September 30:

                        2001     2000

Raw material        $   3,056$   6,108
Work in process           932    1,088
Finished goods            737      820
                    $   4,725$   8,016


   Finished goods include finished product ready for shipment. The lower overall inventory levels are due to reduced inventory levels at the Company's Portland facility and the closure of the Company's plastic injection molding business.

Note 4. Investment in and Receivables from Affiliate

   At September 30, 2001 the Company had notes and accounts receivable from Ajay Sports, Inc. ("Ajay") with a carrying value of $3,565, including a $500 note receivable, reflected as a reduction in the Company's shareholders' equity, relating to the issuance of 206,719 shares of the Company's common stock to Ajay. Ajay's current activity consists of ownership of ProGolf Discount ("Pro Golf"), a franchiser of golf equipment and accessories retail stores. During 2000 and 2001, Ajay has closed its Delavan, Wisconsin operations (Ajay Leisure Products, Inc., Palm Springs Golf Inc., and Prestige Golf Inc.), its Baxter, Tennessee operation (Leisure Life, Inc.) and its Mexicali, Mexico facility.

   The Company's note and accounts receivable from affiliate at September 30, 2001 includes a secured note receivable with a carrying amount of $2,470 and accounts receivable of $595. The Company had a guaranty obligation to advance up to $1,515 to Ajay under the terms of an inter-creditor agreement. The agreement was secured by the Company's Deerfield Beach property and the guaranty was satisfied from the proceeds of the sale of the property. The payment by the Company of the guaranty to US Bank was $1,450, and included unpaid interest and penalties, and is reflected as an increase in Investment in and notes receivable from affiliate in fiscal 2001.

   Prior to July 11, 1997, the Company had guaranteed Ajay's $13,500 credit facility and charged Ajay a fee of 1/2 of 1% per annum on the outstanding loan amount for providing this guaranty. From July 11, 1997 through June 30, 1998, the Company and Ajay had a joint and several loan obligation to a bank. On June 30, 1998, the Company restructured its investment in Ajay (the "Ajay Restructuring"). The objective of the Ajay Restructuring was to separate the Company's and Ajay's financing, eliminate Ajay's dependency on the Company for capital and provide Ajay with adequate working capital to grow its operations and improve shareholder value, which would benefit the Company. The restructuring provided Ajay three years to improve shareholder value at which time the notes receivable became due and payable. No dividends were accrued and payable on the preferred stock through July 51, 2001. The preferred stock dividend rate increased to an annual rate of 17% beginning August 1, 2001 and 24% effective August 1, 2002, rates which the Company intended would require Ajay to raise capital from new sources to redeem the preferred stock. The Company has not recognized any preferred dividend income from Ajay.

   As a result of the Ajay Restructuring, the bank provided separate loan facilities to the Company and Ajay. As consideration to the bank for the separate loan facilities, the Company provided Ajay $2,000 in additional capital during fiscal 1998 which included the purchase of Ajay notes payable of $948 previously provided by affiliated parties of the Company, and agreed to convert $5,000 of advances to Ajay into a new cumulative convertible preferred stock. The preferred stock is convertible into 3,333,333 shares of Ajay common stock.

   The secured promissory notes bear an annual interest rate of 16% payable monthly, subject to increase based upon a calculation provided for in the agreement. In addition, Ajay agreed to pay the Company annual administrative fees of $90 and a management fee for sourcing products overseas in the amount of $80 annually for 3 years beginning July 1998. As a result of poor cash flow, Ajay has been unable to make any payments on any of these obligations to the Company since 1999.

   The Company owns 686,274 shares of common stock in Ajay, which represents approximately 16% of Ajay's outstanding common stock. In addition, the company has options to purchase 1,851,813 shares of common stock at an exercise price of $1.08. The investment is recorded on the equity method of accounting due to the common ownership of Ajay and the Company by the chairman of the Company, who is also the chairman of Ajay. For the two years ended September 30, 2000 and 1999, the Company reported losses on its investment in Ajay in the amount of $5,044 and $488 respectively. Ajay has not issued any financial statements since March 31, 2001. The Company has not recognized an equity interest in income (loss) of affiliate in fiscal 2001 since current financial information of Ajay is not available. Based on Ajay's financials through March 31, 2001, management would not expect any income (loss) to be material.

   During the year ended September 30, 2000, the Company applied the provisions of Emerging Issues Task Force 99-10 "Percentage Used to Determine the Amount of Equity Method Losses" ("EITF 99-10") in the calculation of Equity Interest in Loss of Affiliate in the Consolidated Financial Statements. This pronouncement provides for the percentage of ownership to be determined by the liquidation order of the investment held to the total of each particular level of investment held by the investor contained in the financial statements of the investee. For the year ended September 30, 1999, the Equity Interest in Loss of Affiliate was computed utilizing the percentage of common stock ownership held by Williams in Ajay. The effect of EITF 99-10 in 2000 was to substantially increase the Company's equity interest in loss of affiliate from amounts that would have been recorded using only the percentage of common stock ownership. During 1999, the investment in Ajay common stock was reduced to zero in the Consolidated Balance Sheet as a result of the Company's equity interest in Ajay's losses since acquisition. During the year ended September 30, 2000 and 1999, the Company's investment in Ajay's preferred stock was reduced by $4,565 and $435, respectively, as a result of continuing recognition of the Company's equity interest in Ajay's losses

   Based upon the closing bid price, the market value of the investment in Ajay common shares was approximately $14 at September 30, 2001.

   Following is a summary of condensed unaudited financial information of Ajay for the twelve months ended September 30, 2000 and 1999. No current financial statements are available for the twelve months ended September 30, 2001.

                                                    2000          1999
                                                 (unaudited)   (unaudited)

Current assets                                  $      2,539  $      9,193
Other assets                                          29,093        15,243
                                                $     31,632  $     24,436
Current liabilities                             $      2,276  $      4,949
Other liabilities                                     25,796        18,128
Common and preferred shareholders' equity              3,560         1,359
                                                $     31,632  $     24,436
Loss, including discontinued operations,        $     (9,956) $     (2,713)
        before income tax expense (benefit)


   At March 31, 2001, Ajay had approximately 4,120,000 common shares outstanding. In addition to the company's options and convertible preferred stock, Ajay had outstanding preferred stock that is convertible to approximately 1,686,000 shares of Ajay common stock and outstanding options and warrants to purchase approximately 834,000 shares of Ajay common stock at prices ranging from $1.08 to $6.00 per share (unaudited).

   The Company's former chief executive officer and current Chairman of the Board, Thomas W. Itin, who is an officer and shareholder of Ajay, has guaranteed certain loans and investments made by the Company to and in Ajay. Mr. Itin has taken the position that, as a result of his retirement as President and Chief Executive officer of the Company, his guarantees of certain loans and investment in and to Ajay are no longer in effect. The Company disagrees with the position taken by Mr. Itin. Mr. Itin has filed suit in the Circuit Court for Oakland County, Michigan seeking a determination as to the enforceability of these guarantees. The Company has filed suit against Ajay and Mr. Itin in the Multnomah Circuit Court for the State of Oregon seeking payment of all amounts due from

Ajay and Mr. Itin. The Company believes the guarantees of Mr. Itin are enforceable and if the Company is unable to collect amounts owed it by Ajay it will seek collection on the guarantees. Accordingly, management believes the carrying value of its investment in and receivable from Ajay of $3,565 is collectible.

Note 5. Goodwill and Intangible Assets

   At September 30, goodwill and intangible assets consist of the following:

                                                  2001       2000
Goodwill                                       $    2,467 $    2,955
Developed technology                                1,820      1,820
Patent and patent license agreement                 1,439      1,439
Less impairment charge on ProActive                (4,366)        --
Less accumulated amortization                      (1,324)    (1,049)
                                               $       36 $    5,165


   Amortization expense on intangible assets was $373, $599 and $173 for the years ended September 30, 2001, 2000 and 1999, respectively.

   During the third quarter of 2001, the Company recorded an impairment charge of $4,366 related to the remaining carrying value of ProActive Pedals' goodwill and intangible assets. See Note 10 of Notes to Consolidated Financial Statements.

Note 6. Financing Arrangements

   Debt--On June 30, 1998, the Company restructured its credit facility with a bank (the "Bank") to consist of a revolving credit facility of up to $16,500, a $3,100 term loan (Term Loan I) and a $2,700 real estate loan. In December 1998, the Company borrowed $2,500 under Term Loan II. In July 1999, the Company borrowed $2,500 under Term Loan III. In February 2000, the Company borrowed $1,000 as an overadvance of its credit agreement (Term Loan IV). Under the revolver, the Company can borrow up to $8,500 (pursuant to the credit agreement, as amended) based upon a borrowing base availability calculated using specified percentages of eligible accounts receivable and inventory. The advance under Term Loan II was repaid during 2000. Term Loans III and IV and a portion of Term Loan I and the Real Estate Loan were repaid in the Third Quarter of 2001 from sales of the Aptek land and building and GeoFocus. See Note 12 of Notes to Consolidated Financial Statements. The revolver bears interest at the Bank's prime rate plus 2.00% (8.00% at September 30, 2001). Term Loan I bears interest at the Bank's prime rate plus 2.25% (8.25% at September 30, 2001). The loans and the revolving credit facility matured on July 11, 2001, however subsequent to the Company's fiscal year end, the Company has obtained an extension of the credit agreement under an amended forbearance agreement until June 30, 2002. Term Loan I was being amortized over seven years with all remaining principal outstanding due at July 11, 2001; however under the amended forbearance agreement, all scheduled principal payments due subsequent to June 30, 2001 have been deferred with the due date of Term Loan I. Term Loan I plus the revolver will be due on June 30, 2002, unless extended. In connection with the amended forbearance agreement, the Company converted certain unpaid fees to the Bank to a $397 Bridge Loan, bearing interest at the Bank's prime rate plus 3.25%. This Bridge Loan is to be repaid with 18 monthly payments of $22, plus interest, beginning April 2002. All loans are secured by substantially all of the assets of the Company.

   The loan agreement prohibits payment of dividends by the Company except for the Series A Preferred dividend, and requires the Company to maintain minimum working capital of $12,000 and minimum tangible net worth, as defined, of $11,500. The loan also prohibits additional indebtedness and common stock repurchases except through the use of proceeds from stock options exercised, and restricts capital expenditures to an amount not to exceed $10,500 for the two years ended September 30, 1999 and not to exceed $2,500 annually thereafter. In addition, the loan limits incremental operating lease obligations to $600 annually. Fees under the loan agreement include an unused revolver fee of .25% and a prepayment penalty fee declining from 3% in 1998 to .5% in the year 2001 and $500 in loan accommodation fees in connection with the loan extensions granted in 2001. The prepayment fee is waived if the loan is repaid with proceeds from the sale of assets or is refinanced with an affiliate of the Bank.

At September 30, 2001, the Company was not in compliance with its debt covenants with either the original loan or the amended forbearance agreement in effect at September 30, 2001 with the Bank. No waivers have been obtained and the default has not been cured, however the company has obtained an extension of the forbearance agreement until June 30, 2002. In connection with this extension, the Company will pay a $225 fee, which could be reduced to $175 if the Bridge Loan is repaid before April 1, 2002. Accordingly, all of the debt with the Bank of $6,542 has been classified as current liabilities in the accompanying Consolidated Balance Sheet at September 30, 2001.

   From July 11, 1997 through June 30, 1998, the Company and Ajay had a joint and several loan with the Bank. Under the restructured facility, all joint and several liability, cross collateral agreements and guarantees of the Company with respect to the Ajay portion of the credit facility prior to the restructuring have been terminated. In consideration to the Bank for the restructured facility, the Company agreed to invest $2,000 in Ajay and convert $5,000 of advances to Ajay into preferred stock.

   Prior to July 11, 1997, the Company had guaranteed the bank debt of Ajay with a previous lender, debt that was in default under Ajay's loan agreement. The Company and Ajay refinanced their bank debt on July 11, 1997 with the Bank under a $34,088 three-year revolving joint and several liability credit and term loan agreement. As a result of a shortfall in Ajay's available collateral, the previous lender provided bridge financing of $2,340 to Ajay under an inter-creditor agreement. The bridge loan is to be repaid from any proceeds from the sale of Kenco, the sale of other assets, including the Company's Deerfield Beach, Florida facility, from a specified percentage of future Ajay and Company cash flow and from monthly principal payments by Ajay. During the third quarter fiscal 2001, the Company repaid the final amount of the bridge loan outstanding of $1,450 from the sale of the Company's Deerfield Beach, Florida Facility. See
Note 12 of Notes to Consolidated Financial Statements.

The Company's long-term debt consists of the following at September 30:                      2001      2000

Bank revolving credit facility originally due July 11, 2001, extended to June 30, 2002,  $   4,548 $   12,547
balance bearing interest at a variable rate. (8.00% at September 30, 2001)
Bank Term Loan I, originally due July 11, 2001, extended to June 30, 2002 balance-           1,994      3,595
bearing interest at a variable interest rate. (8.25% at September 30, 2001)
Bank Term Loan III, balance paid in February 2001                                               --        972
Bank Term Loan IV, balance paid June, 2001                                                      --      1,000
Bank Real Estate loan, balance paid May, 2001                                                   --      2,248
Unsecured debt, defaulted and judgment against Company granted July 12, 2001,                  799        700
balance currently due, judgement interest at 14%. (See Note 23 of Notes to Consolidated
Financial Statements)
Real Estate loan, due October 15, 2001, Default judgement against Company granted              417        467
November 2001. (See Note 23 of Notes to Consolidated
Financial Statements)
                                                                                             7,758     21,529
Less current portion                                                                         7,758     20,462
                                                                                         $      -- $    1,067

   Maturities of long-term debt at September 30, 2001, reflecting debt in default as current, are as follows:

                      2002          $  7,758
                      2003                --
                      2004                --
                      2005                --
                      2006                --
                      Thereafter          --
                                    $  7,758

Capital Leases

   The Company has acquired certain assets, primarily machinery and equipment, through capital leases. The leases have terms ranging from three to seven years, and are payable in monthly and quarterly installments with interest (at rates ranging from 7.5% to 10.5%).

   Future minimum lease payments under capital leases are as follows for the years ending September 30:

     2002                                                         $    772
     2003                                                               86
     2004                                                               60
     2005                                                               59
     Thereafter                                                         35
     Total future minimum lease payments                             1,012
     Less--Amount representing interest                                 97
     Present value of future minimum lease payments                    915
     Less--Current portion                                             710
                                                                  $    205


   The Company's plastic injection molding operation, Premier Plastics Technology (PPT), was closed in 2001. PPT had capital and operating leases that were guaranteed by the parent, Williams Controls, Inc. As part of the closure, the Company negotiated settlements at amounts less than the original lease amounts with the lessors for complete settlement of the lease guarantees. Total amounts owing under these guarantees is $1,047, which are reflected in Accrued expenses on the accompanying balance sheet, and are due in the first and second quarters of fiscal 2002.

   During 2001, the Company incurred no additional capital leases. During 2000 and 1999, the Company incurred additional capital leases of $458 and $1,819. Capital lease obligations, including capital lease obligations at PPT, which were settled in fiscal 2001, totaled $4,840 at September 30, 2000. The current portion of capital lease obligation totaled $1,340 at September 30, 2000.

Secured Subordinated Debt

   In February 2001, the Company issued 12% secured subordinated debentures totaling $4,950, due March 1, 2002. Net proceeds to the Company after expenses were $4,576 and were used for the payment of bank debt obligations and general operating purposes. The debentures are secured by mortgages on certain real property owned by the Company, subordinate to other senior indebtedness (as defined). In addition, the Company issued to each purchaser of debentures a three year warrant to purchase common stock of the Company, par value $0.01 per share at $1.375 per share for each $2.00 of principal amount of debentures purchased. The Company also issued the placement agent a three year warrant to purchase shares of the Company's common stock equal to 7.0% of the number of warrants issued to the purchasers. The exercise price of the placement agent warrants is $1.375 per share. The fair value of the warrants issued, totaling $870, is included as "Additional Paid in Capital" within Shareholders' equity with an offset of $813 against the "Secured Subordinated Debt" for the warrants issued to debenture holders and an increase of $57 in other assets for the placement agent warrants in the accompanying Consolidated Balance Sheet. The fair value of the warrants has been allocated using relative fair value. The discount of the debentures and the debt issuance costs are being amortized using the effective interest method over the lives of the debt, which is one year. The carrying value of the subordinated debt was $4,678 at September 30, 2001 and is included in Current portion of long-term debt and capital leases on the Accompanying Consolidated Balance Sheet.

   The conversion price for the warrants issued in connection with the secured subordinated debt shall be adjusted if the Company sells or distributes common stock, options or warrants to purchase common stock of securities convertible into common stock at a price below the conversion price of the warrants issued in connection with the secured subordinated debt, subject to certain exceptions defined in the agreement. The formula for adjustment is as defined in the agreement.

Convertible Subordinated Debt

   In April 2000, the Company issued 7.5% convertible subordinated debentures in an aggregate principal amount of $2,140, due March 31, 2003 including $140 issued in lieu of the underwriting fee. Net proceeds to the Company after expenses, excluding the value of warrants issued, were $1,965 and were used for general working capital purposes. The debentures are unsecured obligations, subordinate to all senior indebtedness (as defined). The debentures are convertible into shares of the Company's common stock, par value $.01 per share, at a conversion price of $2.00 per share. In addition, the Company issued to each purchaser of debentures a three year warrant to purchase common stock of the Company equal to 20% of the shares of common stock into which such purchaser's debenture is convertible. The exercise price of the warrants is $2.375 per share. The Company issued the placement agent a five year warrant to purchase shares of the Company's common stock equal to 7.0% of the total shares of common stock issuable upon the conversion of the debentures. The exercise price of the placement agent warrants is $2.40 per share. The fair value of warrants issued, totaling $166, is included as "Warrants issued in connection with convertible subordinated debt" in the accompanying Consolidated Statements of Shareholders' Equity with an offset of $110 against the "Convertible Subordinated Debt" for the warrants issued to debenture holders and an increase of $56 in other assets for the placement agent warrants in the accompanying Consolidated Balance Sheet. The discount of the debentures and the debt issuance costs are being amortized using the effective interest method over the lives of the debentures.

   The conversion price for the convertible subordinated debt shall be adjusted if the Company sells or distributes common stock, options or warrants to purchase common stock or securities convertible into common stock at a price below the conversion price of the convertible subordinated debt, subject to certain exceptions defined in the agreement. The formula for adjustment is as defined in the agreement. As a result of the issuance of the secured subordinated debt in February 2001, the conversion prices of the convertible subordinated debt and the warrants were adjusted to approximately $1.93 and $2.28, respectively. The revised conversion price does not represent a beneficial conversion feature to the holders of the convertible subordinated debt.

   Upon a change in control, each holder of convertible subordinated debt, within 15 days of the change in control, may elect to accelerate the maturity date of the convertible subordinated debt held by such holder to a date not less than 30 but not more than 45 days after the date of notice by the Company of the change in control.

   In the event of default by the Company on any debt agreement in excess of $250,000, a holder or holders owning 15% or more of the convertible subordinated debt may, at their option, declare the principal and accrued interest due and payable immediately. No individual holder of the convertible subordinated debt owns 15% or more of the convertible subordinated debt. However, because holders of at least 15% of the convertible subordinated debt could declare a default under the convertible subordinated debt because of the default by the Company on certain of its debt payments with its primary Bank, this subordinated debt is reflected as a current liability on the accompanying Consolidated Balance Sheet.

Note 7. Patent License Agreement

   In conjunction with the acquisition in 1999 of the ProActive Pedals division of Active Tool & Manufacturing Co., Inc., (Note 18) the Company entered into a patent license agreement with a private inventor, under which the Company holds an exclusive, worldwide license for three patents covering adjustable foot pedals. The license agreement remains in effect for the life of the patents. The Company paid an initial license fee of $600 and the agreement requires yearly minimum payments of $95 to the inventor for a period of approximately ten years. The Company did not pay the required minimum payments in 2001. Accrued minimum royalties consist of the following at September 30:

                                                             2001    2000
Minimum future royalties                                   $    950 $   950
Less imputed interest                                          (389)   (389)
Present value of payments                                       561     561
Less current portion included in accrued expenses               (68)    (34)
Long-term portion included in other liabilities            $    493 $   527

Note 8. Pension Plans

   The Company maintains two pension plans; one plan covers salaried employees and the other plan covers the Company's hourly employees. Annual net periodic pension costs under the pension plans are determined on an actuarial basis. The Company's policy is to fund these costs accrued over 15 years and obligations arising due to plan amendments over the period benefited. The assets and liabilities are adjusted annually based on actuarial results.

                                                    Salaried Employees        Hourly Employees
                                                           Plan                     Plan
                                                     2001         2000       2001         2000
September 30,
Change in benefit obligation:
Benefit obligation at beginning of year           $    3,258    $   3,546  $   3,814   $    3,732
Service cost                                             119          147        168          159
Interest cost                                            254          269        299          283
Actuarial (gain) loss                                    661         (560)       308         (221)
Benefits paid                                           (159)        (144)      (131)        (139)
Plan Amendments                                           51           --         --           --
Benefit obligation at end of year                 $    4,184    $   3,258  $   4,458   $    3,814

                                                       Salaried Employees     Hourly Employees
                                                              Plan                  Plan
                                                         2001       2000       2001       2000
September 30,
Change in plan assets:
Fair value of plan assets at beginning of year        $    3,355  $   3,191 $    3,713  $   3,608
Actual return on plan assets                                (821)       308       (886)       244
Benefits paid                                               (159)      (144)      (131)      (139)
Fair value of plan assets at end of year              $    2,375  $   3,355 $    2,696  $   3,713
Funded status                                             (1,809)        97     (1,762)      (101)
Unrecognized actuarial (gain) loss                         1,395       (381)      1244       (272)
Unrecognized prior service cost                              (37)      (102)       209        250
Net amount recognized                                 $     (451) $    (386)$     (309) $    (123)
Amounts recognized in the Balance Sheet consist of:
                      Prepaid benefit cost            $       --  $      -- $       --  $      --
                      Accrued benefit liability           (1,600)      (386)    (1,748)      (123)
                      Intangible asset                        --         --        209         --
                      Accumulated other comprehensive      1,149                 1,230
                      loss
Net amount recognized                                 $     (451) $    (386)$     (309) $    (123)

Weighted-average assumptions as of             2001  2000   2001   2000
September 30,

Discount rate                                  7.50%  8.00%  7.50%  8.00%
Expected return on plan assets                 9.00%  9.00%  9.00%  9.00%
Rate of compensation increase                  4.00%  4.00%     --     --

                                                              Salaried Employees         Hourly Employees
                                                                     Plan                      Plan
                                                             2001    2000    1999     2001    2000     1999
Components of net periodic benefit cost for the years ended
September 30:
Service Cost                                               $    119 $   147 $   103  $   168 $   159  $   133
Interest Cost                                                   254     269     219      299     283      251
Expected return on plan assets                                 (290)   (278)   (257)    (323)   (315)    (280)
Amortization of prior service cost                              (12)    (12)    (12)      41      41       41
Amortization of (gain) loss                                      (5)     --      --       --      --        7
Net periodic benefit cost                                  $     66 $   126 $    53  $   185 $   168  $   152

   At September 30, 2001 the accumulated benefit obligation was in excess of the plan assets for both the Salaried Employees Plan and the Hourly Employees Plan. Accordingly, an additional minimum liability was recorded with an increase in other assets of $209 and other comprehensive loss of $2,379.

   The total liability of $3,348 at September 30, 2001 is included in the Consolidated Balance Sheet as follows: $317 in accrued expenses and $3,031 in other long-term liabilities. The total liability of $509 at September 30, 2000 is included in other long-term liabilities.

   The projected benefit obligation, accumulated benefit obligation and the fair value of plan assets are as follows:

                                          Salaried Employee    Hourly Employee
                                                Plan                Plan
Projected benefit obligation              $             4,184  $           4,458
Accumulated benefit obligation                          3,975              4,444
Fair value of plan assets                               2,375              2,696


   Due to the decline in Fair value of plan assets and declining discount rate, the Company expects to recognize $764 in expense in fiscal 2002 related to the plans and make payments of $487 (including $317 from fiscal year 2001).

Note 9. Property, Plant and Equipment

   At September 30, 2001 and 2000 , property, plant and equipment consist of the following:

                                           2001         2000

Land and land improvements              $       895  $     2,545
Buildings                                     4,498        7,953
Machinery and equipment                      13,995       16,791
Office furniture and equipment                4,903        5,109
Construction in process                       1,620        3,407
                                             25,911       35,805
Less accumulated depreciation               (14,182)     (14,319)
                                        $    11,729  $    21,486


   Capital leases for machinery and equipment and office furniture and equipment included above were $2,497 and $5,257 at September 30, 2001 and 2000, respectively. Accumulated depreciation on capital leases was $897 and $1,092 at September 30, 2001 and 2000, respectively.

Note 10. Impairment of Assets-ProActive Adjustable Pedals and Kenco

ProActive Adjustable Pedals

   In July 1999, the Company purchased the ProActive Pedals (ProActive) division of Active Tools Manufacturing Co., Inc. ProActive is a designer and developer of patented adjustable foot pedal systems and modular pedal systems. The acquisition was accounted for using the purchase method of accounting and resulted in $1,820 being allocated to developed technology, $1,439 to a patent and patent license agreement acquired and $2,162 to goodwill, representing the excess of the purchase price over the fair value of the assets acquired and liabilities assumed.

   In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS 121), long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed using estimated future un-discounted net cash flows of the assets.

   ProActive's current sales volumes of adjustable and modular foot pedal systems are limited to one contract that ProActive has with a third party. Additionally, as a result of the Company's overall capital constraints, the Company does not possess the financial resources to further develop additional sales volumes or to achieve the sales volumes originally projected for ProActive. Further, as a result of the recent efforts for the sale of the Company or its operating units, limited interest in ProActive has been expressed by potential buyers.

   As a result of the above factors, management performed an analysis to measure the impairment of the long-lived assets of ProActive in accordance with SFAS 121 as of March 31, 2001. Based on management's analysis it was concluded that the un-discounted value of the projected cash flows of ProActive's current business was less than the carrying value of the assets of ProActive as of March 31, 2001. As a result of this conclusion, the Company recorded an impairment charge related to ProActive's remaining carrying value of the goodwill and intangible assets, totaling $4,366. This amount has been reflected as a separate line item within the operating expenses of the Consolidated Statements of Operations for the year ended September 30, 2001.

Kenco Automotive Accessories

   During the year ended September 30, 1999 the Company recognized a $5,278 loss from the impairment of assets related to Kenco, the Company's former Automotive Accessories segment, consisting of the following items:

Impairment of non-voting preferred stock and notes and accounts receivable  $  4,655
Impairment of property                                                           623
Total loss from impairment of assets                                        $  5,278

   At the date the impairment loss was taken, the Company had non-voting preferred stock and notes and accounts receivable related to Kenco of $797 and $3,858. Since the sale of the operating assets of Kenco to Kenco Products, Inc. ("KPI") in 1998, KPI has reported operating losses and experienced cash flow and other financing difficulties. In addition, KPI has not made any payments on its notes and accounts payable to the Company. In 1999, KPI filed for bankruptcy in consideration of this and after evaluation of the business prospects of KPI and its need for additional capital, the Company determined it was not probable that it would recover the value of the preferred stock and notes and accounts receivable, and an impairment loss totaling $4,655 was recorded for the year ended September 30, 1999.

   In addition, the Company recorded an impairment loss related to certain property retained from the Kenco sale. The majority of the impairment loss for property related to the sale in July 1999 of a building and land that were being leased by KPI from the Company. This property was sold, and after retiring $891 of debt secured by the property, resulted in cash proceeds of $1,192. The proceeds to the Company, after deducting approximately $692 of expenses to assist in the relocation of KPI and to ready the building for sale were paid to a previous lender, on behalf of an affiliated company, under the terms of an intercreditor agreement. The loss on the sale of land and building, which has been recorded in loss from impairment of assets, is $528.

Note 11. Income Tax Expense (Benefit)

   The provision for income tax expense (benefit) is as follows for the years ended September 30:

                                              2001 2000      1999
Continuing operations:
               Current                        $--$     631$    1,078
               Deferred                        --    6,896    (2,565)
                                               --    7,527    (1,487)
               Discontinued operations         --       --    (3,189)
                                              $--$   7,527$   (4,676)

   The reconciliation between the effective tax rate and the statutory federal tax rate on loss from continuing operations as a percent is as follows:

                                                      2001    2000    1999
(Benefit) Provision
Statutory federal income tax rate                      (34.0)  (34.0)  (34.0)
State taxes, net of federal income tax benefit          (4.0)   (4.0)   (4.0)
Effect of change in valuation allowance                 38.0   119.7     8.8
Other                                                     --      --     1.7
                                                          --    81.7   (27.5)


   At September 30, 2001 and 2000 the Company has recorded a full valuation allowance on all of its net deferred tax assets due to the uncertainty regarding their realization.

   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at September 30, 2001 and 2000 are as follows:

                                                                                       2001      2000
Deferred tax assets:
Inventories, due to obsolescence reserve and additional costs inventoried for tax   $     428 $     394
 purposes pursuant to the Tax Reform Act of 1986
Warranty reserves                                                                         589       307
Accrual for compensated absences                                                          240       177
Accrual for retiree medical benefits                                                    1,000       856
Accounts receivable reserves                                                              443       361
Estimated loss from writedown of assets of PPT and ProActive                            2,064        --
Estimated loss on disposal of agriculture equipment segment                               151     2,522
Equity interest in loss on affiliate                                                    2,642     2,642
Tax gain on sale/leaseback                                                                628       628
In-process research and development                                                       582       627
Accrued other reserves                                                                    537       263
Pension plan comprehensive loss adjustment                                                913        --
Federal net operating loss carryforwards                                                5,591     2,280
State net operating loss carryforwards                                                  1,565     2,245
Total deferred tax assets                                                              17,373    13,302
Less valuation allowance                                                              (15,195)  (11,356)
Deferred tax assets, net of valuation allowance                                         2,178     1,946
Deferred tax liabilities:
                              Plant and equipment, principally due                      2,178     1,946
                       to differences in depreciation and
                              amortization
Net deferred income tax assets                                                     $       -- $      --
Current deferred income tax assets                                                 $    2,352 $   4,024
Long-term deferred income tax assets                                                   15,021     9,278
Long-term deferred income tax liabilities                                              (2,178)   (1,946)
Valuation allowance                                                                   (15,195)  (11,356)
                                                                                   $       -- $       --

   At September 30, 2001, the Company has approximately $14,600 of federal net operating loss carryforwards, which are available to the Company and expire through 2020. At September 30, 2001, the Company has approximately $31,800 of state net operating loss carryforwards, which are available to the Company in certain state tax jurisdictions and expire in 2007 through 2015.

Note 12. Dispositions

PPT

   In July 2000, the Company entered into an agreement to sell PPT, its plastic injection-molding subsidiary, subject to certain conditions. This transaction was not consummated and was terminated. As a result of the inability to sell PPT and after reviewing PPT's history of operating problems, workforce levels and profitability, PPT operations were terminated in the second quarter of fiscal 2001. PPT's assets have been liquidated and a $1,796 loss on the disposition of the PPT assets, net of a $200 gain on the sale of certain leased assets, has been recorded in fiscal 2001. Net sales and loss from operations of PPT, excluding the loss on disposition of assets, were $4,029 and $(3,101), respectively, for fiscal 2001 and $10,146 and $(3,638), respectively, in fiscal 2000.

GeoFocus

   The Company sold its GPS equipment subsidiary, Geofocus, in the quarter ended June 30, 2001. The sale price was $3,500, including net cash proceeds of $3,150. Proceeds from the sale were used to pay down secured bank debt. The gain recognized on the sale of Geofocus was $2,486. Excluding the gain on the sale, net sales and loss of GeoFocus were $807 and $(859), respectively, for fiscal 2001 and $737 and $(688), respectively, for fiscal 2000.

Sale of Aptek Land and Building and Guarantee of Affiliate Debt

   The Company sold its manufacturing facility in Deerfield Beach, Florida during the third quarter 2001 for cash proceeds of $5,750. Proceeds were used to pay off the real estate term loan with the Bank, and pay down other Bank debt in accordance with the terms of the agreement. Additionally, the Company had an obligation under an inter-creditor agreement with Ajay to advance, or to guaranty a loan from United States National Bank (US Bank) to Ajay up to $1,515. The guaranty obligation was secured by the Company's Deerfield Beach, Florida property. Upon the sale of the Deerfield Beach property, US Bank exercised its rights under the Company's guaranty of the debt of Ajay. The guaranty was fully satisfied from the proceeds of the sale of the Deerfield Beach property. The payment by the Company of the guaranty to US Bank was $1,450, including unpaid interest and penalties, and is reflected as an increase in the investment in notes receivable from affiliate. The gain on the sale was $1,837.

   The Company is currently in the process of consolidating its Aptek operations in Sarasota, Florida. Currently, these operations are located in Deerfield Beach, Florida and Sarasota, Florida. As part of the consolidation process, the Company sold its Deerfield Beach facility in fiscal 2001 and is leasing the existing space until the consolidation is completed, which is expected in January, 2002.

Note 13. Shareholders' Equity

Common Stock

   In July 1999, the Company completed a private placement of 1,244,065 shares of common stock of the Company and received net proceeds of $3,379. In addition, 87,084 shares of the Company's common stock were issued in lieu of the underwriting fee, for a total of 1,331,149 shares issued in conjunction with the offering. For every share issued in the private placement, the purchasing shareholders received warrants to purchase .35 common shares or 465,902 additional shares of common stock, at $3.125 per share. In addition, the placement agent received warrants for 7% of the 1,244,065 shares issued, or 87,084 warrants at $3.125 per common share plus for every share issued to the placement agent, the placement agent received warrants to purchase .35 common shares, or 30,480 additional shares of common stock, at $3.30 per share. The warrants issued may be exercised at any time through July, 2004. The fair value of such warrants and the shares in lieu of the underwriting fee, totaling $1,118, is included in "Common stock issued in private placement" with a corresponding charge to "Equity issuance costs" in the accompanying Consolidated Statements of Shareholders' Equity.

Preferred Stock

   In April 1998, the Company completed a private placement of 80,000 shares of Series A convertible redeemable preferred stock at $100 per share, or $8,000 in gross proceeds and received net proceeds of $7,337. The preferred stock bears a dividend rate of 7.5%, which is payable quarterly, and was convertible at the option of the holder into 2,909,091 shares of the Company's common stock. Dividends are cumulative and have preference over other equity distributions. The preferred stock conversion price shall be adjusted if the Company sells or distributes common stock, options or warrants to purchase common stock or securities convertible into common stock at a price below the preferred stock conversion price. The formula for adjustment is as defined in the agreement. As a result of the issuance of the convertible subordinated debt in April 2000, the preferred stock conversion price was adjusted to approximately $2.70. As a result of the issuance of the secured subordinated debt in February 2001, the preferred stock conversion price was adjusted to approximately $2.54. The revised 2001 conversion price represented a beneficial conversion feature to the holders of the preferred stock. Accordingly, the Company recorded a non-cash charge of approximately $455 for additional preferred dividends to account for the implied value of the beneficial conversion feature.

   The preferred stock is redeemable at the Company's option anytime after April 21, 2001. The preferred stock is not mandatorily redeemable. In addition, the Company can force conversion of the preferred stock into common shares if the Company's common stock trades at or above $4.125 for twenty out of thirty consecutive trading days. Holders of the Series A preferred stock are entitled to a number of votes equal to those they would have assuming conversion into common stock, without taking into account fractional shares. The preferred stock has priority over other classes of capital stock upon liquidation.

   The preferred stock also has change of control provisions that allow the holders to, upon the occurrence of certain events, maintain the value of the preferred stock or convert at the lower of the conversion price at the time of a transaction or the price per share of common stock payable in the change of control transaction.

   Commencing with the quarterly period beginning July 1, 2001, the annual dividend rate will increase each quarter by 2.5% up to a maximum dividend of 24% per annum. The Company used the proceeds of the offering to provide $3,200 of debt financing to the purchaser of the Portland, Oregon manufacturing facility, repayment of a bank term loan of $667 and an investment of $1,500 in Ajay. The remaining balance was used for general working capital purposes.

Stock Options and Warrants

   The Company had issued stock options and warrants at exercise prices ranging from $.41--$3.63 per share, the market value at the date of issuance. All remaining unexercised options and warrants under this plan expired in fiscal 2000. The stock option activity during the periods indicated is as follows:

                                                 Shares      Option Prices
                                               Subject to
                                                 Options
Outstanding at September 30, 1998                  190,000 $        0.41-3.63
Exercised                                         (150,000)              0.41
Cancelled                                          (10,000)                --
Outstanding at September 30, 1999                   30,000               3.63
Cancelled                                          (30,000)              3.63
Outstanding at September 30, 2000 and 2001              -- $               --


   The Company currently has two qualified stock option plans. The Company adopted the 1993 Stock Option Plan ("the 1993 Plan") which reserves an aggregate of 1,500,000 shares of the Company's common stock for the issuance of stock options which may be granted to employees, officers and directors of and consultants to the Company. Under the terms of the 1993 Plan, the Company may grant "incentive stock options" or "non-qualified options" at not less than the fair market value on the date of grant. Options granted under the 1993 Plan are exercisable as to 25 percent of the shares covered thereby commencing six months after the earlier of the date of grant or the date of employment, and as to an additional 25%, cumulatively, on the first, second and third anniversaries of the date of grant, and expire ten years after the date of grant. In each of January, 1998 and in February, 1999, the Company reserved an additional 1,500,000 shares of the Company's common stock for the issuance of stock options under the 1993 Plan. At September 30, 2001 and 2000, the Company had 2,250,280 and 1,984,393 shares, respectively, available for future grants.

   Stock option activity during the periods indicated under the 1993 Plan is as follows:

                                               Shares        Shares       Option Prices
                                            Available for   Subject to
                                                Grant        Options
Outstanding at September 30, 1998                822,213     2,177,787    $1.94-3.63
Additional shares reserved                     1,500,000            --            --
Granted                                         (744,000)      744,000     2.06-3.00
Exercised                                             --       (51,750)    1.94-2.50
Canceled                                         137,862      (137,862)    1.94-3.63
Outstanding at September 30, 1999              1,716,075     2,732,175     1.94-3.00
Granted                                          (64,000)       64,000     1.50-2.50
Exercised                                             --       (18,750)         1.94
Canceled                                         332,318      (332,318)    1.94-3.00
Outstanding at September 30, 2000              1,984,393     2,445,107     1.50-3.00
Granted                                               --            --
Exercised                                             --            --
Canceled                                         265,887      (265,887)    1.50-3.23
Outstanding at September 30, 2001              2,250,280     2,179,220    $1.94-3.00

   During 1996 the shareholders of the Company approved a stock option plan which reserves an aggregate of 200,000 shares of the Company's stock for non-employee Directors of the Company (the "1995 Plan"). The 1995 Plan provides for automatic granting of 10,000 options to each non-employee director of the Company at a price equal to the market value on the date of grant which is the date of the annual shareholders' meeting each year, exercisable for 10 years after the date of the grant. These options are exercisable as to 25% of the shares thereby on the date of grant and as to an additional 25%, cumulatively on the first, second and third anniversaries of the date of grant. In March 2000, the company reserved an additional 200,000 shares of the Company's common stock for the issuance of stock options under the 1995 plan. The Company made no share grants in 2001 as the Company did not hold an annual shareholders' meeting in 2001. At September 30, 2001 there were 200,000 shares available for grant under the 1995 Plan.

   Stock option activity during the periods indicated under the 1995 Plan is as follows:

                                                               Shares        Shares       Option Prices
                                                            Available for   Subject to
                                                                Grant        Options
Outstanding at September 30, 1998                             80,000        120,000       $2.44-3.66
Granted                                                      (50,000)        50,000             2.68
Outstanding at September 30, 1999                             30,000        170,000        2.44-3.66
Additional shares reserved                                   200,000
Granted                                                      (30,000)        30,000            2.125
Outstanding at September 30, 2000 and 2001                   200,000        200,000      $2.125-3.66

Statement of Financial Accounting Standards No. 123

   During 1995, the Financial Accounting Standards Board issued SFAS 123 which defines a fair value based method of accounting for employee stock options and similar equity instruments and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost for those plans using the method of accounting prescribed by APB 25. Entities electing to continue to use the accounting treatment in APB 25 must make pro forma disclosures of net earnings (loss) and, if presented, earnings per share, as if the fair value based method of accounting defined in SFAS 123 had been adopted.

   The Company has elected to account for its stock-based compensation plans under APB 25; however, the company has computed, for pro forma disclosure purposes, the value of all options granted during the years ended September 30, 2000 and 1999, using the Black-Scholes option pricing model as prescribed by SFAS 123 using the following weighted average assumptions for grants. There were no option grants during the year ended September 30, 2001:

                                 2000      1999
Risk-free interest rate            6.40%     5.13%
Expected dividend yield               0%        0%
Expected lives                   7 years   7 years
Expected volatility                53.6%     55.5%


   Using the Black-Scholes methodology, the total value of options granted during the years ended September 30, 2000 and 1999, was $133 and $1,064, respectively, which would be amortized on a pro forma basis over the vesting period of the options (typically three years). The weighted average per share fair value of options granted during the years ended September 30, 2000 and 1999, was $1.28 and $1.36, respectively. If the Company had accounted for its stock-based compensation plans in accordance with SFAS 123, the Company's net earnings (loss) and net earnings (loss) per share would approximate the pro forma disclosures below:

                          Year Ended                   Year Ended                  Year Ended
                      September 30, 2001           September 30, 2000          September 30, 1999
                   As Reported     Pro Forma   As Reported     Pro Forma    As Reported    Pro Forma
Net loss          $     (10,698)  $   (11,361) $    (17,332)  $    (18,335)$     (10,135) $    (10,799)
allocable to
common
shareholders
Basic net loss            (0.54)        (0.57)        (0.88)         (0.93)        (0.54)        (0.58)
per share
Diluted net loss          (0.54)        (0.57)        (0.88)         (0.93)        (0.54)        (0.58)
per share


   The effects of applying SFAS 123 in this pro forma disclosure are not indicative of future amounts. SFAS 123 does not apply to awards prior to the year ended September 30, 1996, and additional awards are anticipated in future years.

   The following table summarizes information about stock options outstanding at September 30, 2001:

          Options Outstanding                      Options Exercisable

Range of         Number         Weighted   Weighted      Number of     Weighted
Exercise       Outstanding       Average    Average       shares        Average
 Prices            at           Remaining  Exercise   Exercisable at   Exercise
             September 30,     Contractual   Price     September 30,     Price
                 2001         Life - Years                  2001
                                  Years
 $1.94-2.80       2,275,620          4.0$    2.28        2,088,870  $    2.28
  2.81-3.66         103,600          3.5     3.18          102,850       3.18
 $1.94-3.66       2,379,220          4.0$    2.32        2,191,720  $    2.32


   At September 30, 2000 and 1999, 2,026,995 and 1,653,987 options, respectively, were exercisable at weighted average exercise prices of $2.33 and $2.38 per share, respectively.

Note 14. Discontinued Operations

    Agriculture Equipment Segment-- On May 3, 2000, the Company completed the sale of the previously discontinued Agriculture Equipment Segment operation. Proceeds at closing were $1,760 in cash and a note plus the assumption by the buyer of $200 of liabilities. In conjunction with the sale the Company has received notes for $300 at 8% interest, payable April 30, 2003. No amounts have been recorded for the notes due to the uncertainty of their collectibility. No loss in excess of that previously provided was realized as a result of the sale of the discontinued Agriculture Equipment Segment.

   In December 1998, the Company announced its intention to divest its Agriculture Equipment segment. The operations are reflected as discontinued operations for all periods prior to 2000 presented in the Company's Statements of Operations. During 1999, the Company recorded an estimated net loss on disposal of $5,611, net of tax benefit of $3,189, or $(0.30) per common share, associated with the divestiture of the Agriculture Equipment segment. The loss was based upon events and information that resulted in management's revised estimate of the net realizable value of the Agriculture Equipment segment. The revised estimate was based upon contract negotiations and lower than anticipated bids for portions of the segment which resulted in a write-down of certain assets and a provision for associated costs.

   The summarized results for the Agriculture Equipment segment for the years ended September 30 are as follows:

                                                                                   2000     1999
Net sales                                                                        $  3,915 $   7,225
Loss from operations before allocated interest expense and income tax benefits   $     -- $      --
Allocated interest expense                                                             --        --
Loss from operations before income tax benefit                                         --        --
Income tax benefit                                                                     --        --
Loss allocable to minority interest                                                    --        --
Loss from operations                                                                   --        --
Loss on disposal before interest and income taxes                                      --    (8,700)
Allocated interest expense                                                             --      (100)
Loss on disposal before income tax benefit                                             --    (8,800)
Income tax benefit                                                                     --     3,189
Loss allocable to minority interest                                                    --        --
Loss on disposal                                                                       --    (5,611)
Total loss on discontinued operations                                            $     -- $  (5,611)

   The Company elected to allocate interest expense to discontinued operations based upon the net assets of the segment being disposed of.

Note 15. Business Segment Information

   The Company accounts for its segments under the same policies as described in the principal accounting policies footnote and in accordance with SFAS 131 "Disclosures about Segments of an Enterprise and Related Information." Inter-segment revenues and related earnings are not material. Management evaluates segment performance primarily based on revenue and operating income; therefore, other items included in pretax income, consisting primarily of interest income or expense, are not reported in segment results. Operating income is net of all corporate expenses, which are allocated based on measurable services provided to each segment or for general corporate expenses, which are allocated on a revenue and capital basis.

                                                                         2001       2000       1999
Net sales by classes of similar products from continuing operations
Vehicle Components                                                    $   52,188  $  65,263  $  58,136
Electrical Components and GPS                                              2,894      2,462      3,286
                                                                      $   55,082  $  67,725  $  61,422
Earnings (loss) from continuing operations Vehicle Components:
              Before loss from impairment of assets, acquired         $     (212) $   1,572  $   6,632
              in-process research and development expense and
              gain on sale of assets
              Gain on Sale of Aptek land and building                      1,837         --         --
              Loss from impairment of assets                              (6,162)        --     (5,278)
              Acquired in-process research and development                    --         --     (1,750)
              expense
Total Vehicle Components                                                  (4,537)     1,572       (396)
Electrical Components and GPS
              Before Gain on sale of assets                               (3,121)    (3,120)    (2,635)

              Gain on sale of Geofocus                                     2,486         --         --
Total Electrical Components and GPS                                         (635)    (3,120)    (2,635)
Total loss from continuing operations                                 $   (5,172) $  (1,548) $  (3,031)
Identifiable assets
Vehicle Components                                                    $   24,100  $  37,999  $  41,358
Electrical Components and GPS                                              2,052      9,081      8,992
Corporate                                                                  3,187      2,069     13,294
Total assets--continuing operations                                        29,339     49,149     63,644
Agricultural equipment--discontinued operations                                --         --        860
Total assets                                                          $   29,339  $  49,149  $  64,504
Capital expenditures
Vehicle Components                                                    $    1,483  $   1,094  $   3,721
Electrical Components and GPS                                                100      1,707      1,046
Total capital expenditures--continuing operations                           1,583      2,801      4,767
Agricultural equipment--discontinued operations                                --         --         92
Total capital expenditures                                            $    1,583  $   2,801  $   4,859
Depreciation and amortization
Vehicle Components                                                    $    3,230  $   2,823  $   1,652
Electrical Components and GPS                                                763        366        404
Total depreciation and amortization--continuing operations                  3,993      3,189      2,056
Agricultural equipment--discontinued operations                                --         --         92
Total depreciation and amortization                                   $    3,993  $   3,189  $   2,148


   Identifiable corporate assets consist primarily of investment in an affiliated company and other assets including assets retained from the previously discontinued Agricultural Equipment segment in 2000, and deferred taxes.

   For geographic information, revenues are allocated between the United States and International, depending on whether the shipments are to customers within the United States or located outside the United States. Long-lived assets outside the United States were immaterial for all periods presented. Net sales were allocated as follows:

                             Year ended September 30,
                         2001         2000          1999
Canada                $     2,253  $     3,536   $     5,493
Sweden                      4,579        1,895         1,868
Mexico                      1,295        1,284         2,276
Other                         949        3,231         2,947
Net Sales--export           9,076        9,946        12,584
United States              46,006       57,779        48,838
                      $    55,082  $    67,725   $    61,422


Note 16. Other Benefit Plans

   The Company maintains an Employee Stock Ownership Plan (ESOP) for non-union employees. The ESOP may buy shares of the Company's stock from time to time on the open market or directly from the Company. The ESOP has been authorized to borrow up to $1,000 from the Company or financial institutions to finance its purchases. At September 30, 2000 all shares had been allocated under the plan and there were no amounts under the loan outstanding.

   The Company sponsors salaried employees and union employees matching 401(k) plans, in which eligible employees may elect to contribute a portion of their compensation.

Note 17. Post Retirement Benefits other than Pensions

   The Company provides health care and life insurance benefits for certain of its retired employees ("Post

Retirement Plan"). These benefits are subject to deductibles, co-payment provisions and other limitations. The Company may amend or change the Post Retirement Plan periodically.

   Effective October 1, 1993 the Company adopted SFAS No. 106, "Employers' Accounting for Post Retirement Benefits other than Pensions" ("SFAS 106"). SFAS 106 requires companies to accrue the cost of post retirement health care and life insurance benefits within employees' active service period rather than recognizing these costs on a cash basis as had been prior practice. The Company elected to amortize the Accumulated Post Retirement Benefit obligation at October 1, 1993 over twenty years as a component of post retirement benefits expense.

   The following table provides information on the post retirement plan status at September 30:

Accumulated Post Retirement Benefit Obligation:                                2001       2000

Retirees                                                                    $    1,235 $    1,185
Fully eligible active participants                                               1,215        778
Other active Plan participants                                                   1,592      1,194
                                                                                 4,042      3,157
Plan assets                                                                         --         --
Accumulated post retirement benefit obligation in excess of plan assets          4,042      3,157
Unrecognized gain                                                                  373      1,068
Unrecognized prior service cost                                                   (431)      (504)
Unrecognized transition obligation                                              (1,376)    (1,491)
Accrued post retirement benefit cost included in other long-term            $    2,608 $    2,230
liabilities in the consolidated balance sheet


Change in Benefit Obligation:                                                   2001      2000

Benefit obligation at beginning of year                                       $  3,157  $  3,477
Service Cost                                                                        87        89
Interest Cost                                                                      248       264
Actuarial (gain) loss                                                              647      (577)
Benefit payments                                                                   (97)      (96)
Benefit obligation at end of year                                             $  4,042  $  3,157
Post retirement benefits expense included the following Components for the years ended September 30:

                                                           2001  2000  1999
Service cost                                              $   87$   89$   92
Interest cost                                                248   264   239
Amortization of unrecognized net obligation at transition    140   178   190
Post retirement benefits expense                          $  475$  531$  521


   The assumed health care cost trend rate used in measuring the accumulated post retirement benefit obligation (APBO) ranged between 4.5%-10% in the first year, declining to 4.5%-5.0% after 8 years. The discount rate used in determining the APBO was 7.50%, 8.00% and 7.75% for the years ended September 30, 2001, 2000 and 1999, respectively.

   If the assumed medical costs trends were increased by 1%, the APBO as of September 30, 2001 would increase by $244, and the aggregate of the services and interest cost components of the net annual post retirement benefit cost would be increased by $21. If the assumed medical costs trends were decreased by 1%, the APBO as of September 30, 2001 would decrease by $390, and the aggregate of the services and interest cost components of the net annual post retirement benefit cost would be decreased by $36.

Note 18. Acquisition

   In July, 1999, the Company purchased the ProActive Pedals division of Active Tools Manufacturing Co., Inc. ProActive Pedal is a designer and developer of patented adjustable foot pedal systems and modular pedal systems. The purchase price included $5,750 in cash, plus the assumption of approximately $286 in liabilities. In addition, the Company entered into a patent license with the patent holder who required an initial payment of $600 and minimum annual royalty payments of $95 per year for ten years. Assets acquired include tooling designs, technology and patent rights on adjustable foot pedal systems, as well as designs of modular foot pedal systems. The acquisition was accounted for using the purchase method of accounting and the results of operations of ProActive have been included in the consolidated results of operations of the Company from the acquisition date. The purchase price allocation resulted in a $1,750 charge to operations for acquired in-process research and development, for the year ended September 30, 1999. The technological feasibility of the acquired technology, which has no alternative future use, had not been established prior to the purchase. The significant projects in process at the acquisition date were for the development of commercially viable designs and concepts for adjustable pedal systems. The value was determined by estimating the resulting net cash flows from such products, and discounting the net cash flows back to their present value. The discount rate included a factor that took into account the uncertainty surrounding the successful development of the acquired in-process technology. At the time of the acquisition, the in-process technology under development was expected to be commercially viable in 2001. Expenditures to complete these products were expected to total approximately $3.5 million. The allocation of the purchase price also resulted in $1,820 being allocated to developed technology, which was being amortized over a seven-year period. The excess of the purchase price over the fair value of the assets acquired and liabilities assumed of $2,162 was recorded as goodwill and was being amortized on a straight line basis over a 15 year period.

   The following unaudited proforma results of operations for the Company, for the year ended 1999 includes the results of ProActive Pedals assuming such acquisition occurred as of October 1, 1997 and includes the acquired in-process research and development charge in the period where incurred:

                                                1999
Net sales                                 $    63,059
Operating loss                                 (5,401)
Loss from continuing operations               (11,137)
Net loss per share--basic                       (0.63)
Net loss per share--diluted                     (0.63)

   The purchase was financed through the private placement of 1,331,149 shares of the Company's common stock with net proceeds of approximately $3,379. In addition, the Company borrowed $2,500 from its bank under a new term loan facility ("Term Loan III").

   As a result of capital limitations and other factors within the market, the Company has modified its strategy in the adjustable foot pedal market to focus on being a supplier of components to adjustable pedal manufacturers as opposed to an original strategy of providing complete adjustable pedal assemblies to the automotive manufacturers. As a result, during fiscal 2001, the Company recognized an impairment loss of $4,366 for the remaining Goodwill, Developed Technology and Patent License Agreements related to the Adjustable Pedal business.

Note 19. Sale Leaseback

   In April 1997 the Company sold its Portland, Oregon manufacturing facility in a sale-leaseback transaction for approximately $4,600. The transaction was accounted for as a financing and the capitalized lease obligations of approximately $4,600 were recorded as long-term liabilities. In April 1998, under the terms of the agreement, the Company provided a mortgage note to the purchaser in the amount of $3,200, which was reported as a note receivable at September 30, 1998. In December 1998, the Company exercised an option to repurchase the building for $4,700, consisting of cash of $1,500 and the note receivable of $3,200. Accordingly, the note receivable of $3,200 and the capital lease obligation of $4,600 were eliminated from the balance sheet at September 30, 1999. The costs associated with the building repurchase are reported in other expenses during the year ended September 30, 1999.

   The Company borrowed $2,500 from its bank under amended term loans to finance the repurchase transaction and for working capital purposes. Approximately $1,222 of the additional financing was borrowed under an amendment to the Company's existing Term Loan I, which increased the Term Loan I balance to $4,105. Term Loan I is payable in equal monthly installments of $60 with the remaining balance of $3,150 due at maturity on July 1, 2001. This term loan has been extended until June 30, 2002. Approximately $1,278 of the additional financing was provided under an amended Term Loan II payable in 18 equal monthly installments of $71, plus variable interest. Term Loan II was paid off in July 2000.

Note 20. Quarterly Data (unaudited)

                2001                          First       Second        Third       Fourth       Annual
                                             Quarter      Quarter      Quarter      Quarter
Continuing operations:
          Net sales                        $    14,979  $    15,030  $    12,601  $    12,472  $   55,082
          Cost of sales                         12,624       12,207       10,533        9,473      44,837
          Gross margin                     $     2,355  $     2,823  $     2,068  $     2,999  $   10,245
          Operating expenses (excluding    $     3,788  $     3,723  $     3,475  $     2,592  $   13,578
           losses & gains)
Loss on impairment of assets--PPT          $     1,996  $        --  $        --  $      (200) $    1,796
Loss on impairment of assets--ProActive    $        --  $     4,366  $        --  $        --  $    4,366
Gain on sale of land and building--Aptek   $        --  $        --  $    (1,837) $        --  $   (1,837)
Gain on sale of GeoFocus                   $        --  $        --  $    (2,486) $        --  $   (2,486)
Net earnings (loss)                        $    (4,494) $    (6,317) $     1,784  $      (575) $   (9,602)
Earnings (loss) per common share--basic    $     (0.23) $     (0.35) $      0.08  $     (0.04) $    (0.54)
Earnings (loss) per common share--diluted  $     (0.23) $     (0.35) $      0.07  $     (0.04) $    (0.54)



               2000                           First        Second       Third        Fourth         Annual
                                             Quarter      Quarter      Quarter     Quarter(1)
Continuing operations:
                Net sales                  $    15,877  $     17,596 $    18,022  $    16,230  $   67,725
                Cost of sales                   11,386        13,089      13,368       13,903      51,746
                Gross margin               $     4,491  $      4,507 $     4,654  $     2,327  $   15,979
                Operating expenses         $     3,989  $      4,303 $     4,892  $     4,343  $   17,527
Net earnings (loss)                        $    (1,312) $       (988)$    (1,173) $   (13,271) $  (16,744)
Earnings (loss) per common share--basic    $     (0.07) $      (0.06)$     (0.07) $     (0.68) $    (0.88)
Earnings (loss) per common share--         $     (0.07) $      (0.06)$     (0.07) $     (0.68) $    (0.88)
diluted


(1) The fourth quarter of 2000 net loss includes a $6,896 expense for a valuation allowance for previously recognized deferred income tax assets which may no longer be realizable due to management's assessment of their ultimate realizability, $633 for the elimination of previously provided income tax benefits in the first three quarters for the year ended September 30, 2000 and changes in estimated amounts for warranty reserves.

Note 21. Related Parties

   In addition to related party transactions discussed elsewhere in the notes to the consolidated financial statements, during the year ended September 30, 2000, $94 was paid to an affiliated company, for website development and e-commerce designs. The chairman of the Company is a controlling shareholder of the affiliated company.

Note 22. Contingencies and Commitments

   The Company and its subsidiaries are involved in various lawsuits incidental to their businesses. It is the opinion of management that the ultimate outcome of these actions will not have a material effect on the Company's financial position or results of operations. See Note 4 of Notes to Consolidated Financial Statements for discussion of litigation regarding the Company's investment in Ajay.

   The Company has identified certain contaminants in the soil and groundwater of a manufacturing facility located in an industrial area, which the Company believes, was disposed of on the property by a previous property owner. The Company's environmental consulting firm has conducted tests to determine the levels of contaminants. The Company has been advised by counsel that the contamination is not a reportable condition under current statutes. In the event that remediation was required in the future, the Company would seek indemnification from the prior property owner under the terms of the asset purchase agreement. The prior property owner has advised the Company that it would dispute any liability for remediation costs. The Company believes it can enforce available claims against the prior property owner for any costs of investigation and remediation.

   All of the Company's benefit plans are currently under audit by the Department of Labor (DOL). Management is unable to determine if any liability to the Company will result from these audits. The Company is cooperating fully with the DOL in regards to these audits.

   The Company's employees engaged in manufacturing vehicle components in the Portland, Oregon facility are represented by the International Union, United Automobile Workers of America and Amalgamated Local 492. The Company's contract with its union expires in September 2002.

   The Company had a product recall in 2001. See Note 2 of Notes to Consolidated Financial Statements for further discussion of this recall.

   The Company leases certain facilities under non-cancelable operating leases. In addition, the Company leases certain equipment used in their operations. Future minimum lease payments under all non-cancelable operating leases are approximately as follows (years ending September 30):

                     2002      $    709
                     2003           287
                     2004            93
                     2005             3
                     2006            --
                        Total  $  1,092


   Rent expense under operating leases was $830, $749 and $463 for the years-ended September 30, 2001, 2000 and 1999, respectively.

Note 23. Subsequent Events

   Included in Current portion of long term debt and capital leases at September 30, 2001 is $1,216 related to obligations of the parent, Williams Controls, related to the discontinued Agricultural Equipment segment. See Note 14 of Notes to Consolidated Financial Statements. The $1,216 is comprised of a $417 mortgage payable on a building of the Agricultural Equipment segment and an additional obligation to a former owner of $799.

   The building's carrying value was $0 at September 30, 2001. Subsequent to year-end the mortgage holder sold the building at auction for approximately the mortgage value and completely and fully released the Company from the mortgage. The Company will recognize a gain of $417, or $.02 per share, in the first quarter of fiscal 2002.

   Additionally, subsequent to year-end, the Company entered into a letter of intent to transfer to the prior owner all remaining machinery and inventory for a complete release of the $799 obligation. The Company's carrying value of the inventory and machinery and equipment was $0 at September 30, 2001. The Company will recognize a gain of $799, or $.04 per share, in the second quarter of fiscal 2002.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Williams Controls, Inc.:

   We have audited the accompanying consolidated balance sheets of Williams Controls, Inc. and subsidiaries as of September 30, 2001 and 2000, and the related consolidated statements of shareholders' equity (deficit), operations, comprehensive loss, and cash flows for each of the three years in the period ended September 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Williams Controls, Inc. and subsidiaries as of September 30, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States.

   The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 of Notes to Consolidated Financial Statements, the Company has suffered recurring losses from operations, is out of compliance with its debt covenants, is in default on payment of certain debt and has significant negative working capital. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

                                                        /s/ Arthur Andersen LLP

                                                            ARTHUR ANDERSEN LLP

Portland, Oregon,
January 11, 2002

                                                                        Annex C
                                                                        -------
                 Unaudited Financial Statements included in the
                 ----------------------------------------------
                  Quarterly Report of the Company on Form 10-Q
                  --------------------------------------------
                       For the period ended March 31, 2002
                       -----------------------------------

                             Williams Controls, Inc.
                           Consolidated Balance Sheets
         (Dollars in thousands, except share and per share information)
                                   (Unaudited)


                                                                            March 31,
                                                                              2002              September 30,
                                                                          (unaudited)               2001
                                                                          -----------           -----------
                           ASSETS
Current Assets:
   Cash and cash equivalents                                               $      38             $       -
   Trade and other accounts receivable, less allowance of $448 and
     $379 at March 31, 2002 and September 30, 2001, respectively               8,714                 8,231
   Inventories, net                                                            4,174                 4,725
   Prepaid and other current assets                                            1,389                 1,222
                                                                          -----------           -----------
     Total current assets                                                     14,315                14,178

Property plant and equipment, net                                             11,280                11,729
Investment in and note receivable from affiliate                                   -                 3,065
Goodwill, net                                                                     36                    36
Other assets                                                                     340                   331
                                                                          -----------           -----------
        Total assets                                                        $ 25,971             $  29,339
                                                                          ===========           ===========

            LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

Current Liabilities:
   Accounts payable                                                         $  8,556             $   9,434
   Accrued expenses                                                            9,244                 9,048
   Current portion of long-term debt and capital leases                       14,091                13,146
   Convertible subordinated debt, net                                          2,102                 2,082
                                                                          -----------           -----------
      Total current liabilities                                               33,993                33,710

Long-term debt and capital lease obligations                                     152                   205
Other liabilities, Primarily employee benefit obligations                      6,616                 6,132

Commitments and contingencies

Shareholders' equity (deficit):
   Preferred stock ($.01 par value, 50,000,000 authorized;
        78,200 issued and outstanding at March 31, 2002
        and 78,400 at September 30, 2001)                                          1                     1
   Common stock ($.01 par value, 50,000,000 authorized;
        19,928,522 issued at March 31, 2002 and 19,921,114 at
        September 30, 2001)                                                      199                   199
   Additional paid-in capital                                                 23,069                23,069
   Accumulated deficit                                                       (35,303)              (30,721)
   Other comprehensive loss - Pension liability adjustment                    (2,379)               (2,379)
   Treasury stock (130,200 shares at March 31, 2002
      and September 30, 2001)                                                   (377)                 (377)
   Note receivable                                                                 -                  (500)
                                                                          -----------           -----------
      Total shareholders' equity (deficit)                                   (14,790)              (10,708)
                                                                          -----------           -----------

        Total liabilities and shareholders' equity (deficit)               $  25,971             $  29,339
                                                                          ===========           ===========

The accompanying notes are an integral part of these balance sheets.

                      Consolidated Statements of Operations
         (Dollars in thousands, except share and per share information)
                                   (unaudited)
                                               Three months       Three months         Six months       Six months
                                                   Ended              Ended              Ended          Ended
                                                  March 31,          March 31,          March 31,         March 31,
                                                    2002               2001               2002          2001
                                               --------------     --------------     --------------     --------------
Sales                                              $12,848           $15,030            $24,267            $30,009
Cost of sales                                        9,358            12,207             18,086             24,831
                                               --------------     --------------     --------------     --------------
Gross margin                                         3,490             2,823              6,181              5,178

Operating expenses:
  Research and development                             695             1,022              1,659              1,967
  Selling                                              360               339                602                767
  Administration                                     1,636             2,362              3,292              4,777
  Loss on impairment of investment - Ajay            3,565                 -              3,565                  -
  Loss on impairment of assets - PPT                     -                 -                  -              1,996
  Loss on impairment of assets - ProActive               -             4,366                  -              4,366
                                               --------------     --------------     --------------     --------------
    Total operating expenses                         6,256             8,089              9,118             13,873
                                               --------------     --------------     --------------     --------------
Loss from operations                                (2.766)           (5,266)            (2,937)            (8,695)

Other (income) expenses:
   Interest expense                                    632             1,067              1,572              2,140
   Other (income) expense, net                        ( 15)              (16)               (44)               (24)
                                               --------------     --------------     --------------     --------------
     Total other expenses                              617             1,051              1,528              2,116
                                               --------------     --------------     --------------     --------------
Loss from operations before
   income tax                                       (3,383)           (6,317)            (4,465)           (10,811)
Income tax                                               -                 -                  -                  -
                                               --------------     --------------     --------------     --------------
Net loss from continuing operations                 (3,383)           (6,317)            (4,465)           (10,811)

Discontinued operations:
   Gain from exchange of building for debt of
   the previously discontinued agricultural
   equipment segment                                     -                 -                417                  -
                                               --------------     --------------     --------------     --------------
Net loss                                            (3,383)           (6,317)            (4,048)           (10,811)

Dividends on preferred stock                          (293)             (602)              (534)              (749)
Net loss allocable to common
     shareholders                                  $(3,676)          $(6,919)          $ (4,582)          $(11,560)
                                               ==============     ==============     ==============     ==============
Net loss per common share from
   continuing operations - basic                   $ (0.18)          $ (0.35)           $ (0.25)           $ (0.58)
Net income per common share from discontinued
   operations - basic                                   -                 -                0.02                  -
                                               --------------     --------------     --------------     --------------
Net loss per common share - basic                  $ (0.18)          $ (0.35)           $ (0.23)           $ (0.58)
                                               ==============     ==============     ==============     ==============
Weighted average shares used in per share
  calculation - basic                           19,928,522        19,790,914         19,926,935         19,790,914
                                              ==============      ==============     ==============     ==============
Net loss per common share from
   continuing operations - diluted                  $ (0.18)         $ (0.35)           $ (0.25)        $ (0.58)
Net income per common share from discontinued
   operations - diluted                                   -                -               0.02                  -
                                               --------------     --------------    --------------    -------------
Net loss per common share - diluted                 $ (0.18)         $ (0.35)           $ (0.23)          $(0.58)
                                               ==============     ==============    ==============    =============
Weighted  average  shares  used in per  share
   calculation - diluted                         19,928,522       19,790,914        19,926,935        19,790,914
                                               ==============     ==============    ==============    =============

        The accompanying notes are an integral part of these statements.

                      Consolidated Statements of Cash Flows
                             (Dollars in thousands)
                                   (Unaudited)




                                               Six months         Six months
                                                 Ended               Ended
                                                March 31,          March 31,
                                                  2002                2001
                                             --------------      ---------------
Cash flows from operating activities:
  Net loss                                     $ (4,048)            $(10,811)
  Adjustments  to reconcile net loss
    to net cash (used) provided by operations:
      Depreciation and amortization               1,631                2,193
      Gain from discontinued operations            (417)                   -
      Gain from sale of assets                     ( 45)                   -
      Loss from impairment of investment - Ajay   3,565                    -
      Loss from impairment of assets - PPT            -                1,996
      Loss from impairment of assets - Proactive      -                4,366
  Changes in working capital:
      Receivables, net                             (483)               2,005
      Inventories                                   551                3,325
      Accounts payable and accrued expenses      (1,044)                 662
      Other                                          88                  787
                                             --------------      ---------------
Net cash provided (used)by operating activities  (  202)               4,523


Cash flows from investing activities:
  Payments for property, plant and equipment       (445)                (671)
  Proceeds from sale of assets                       45                    -
                                             --------------      ---------------
Net cash used in investing activities              (400)                (671)


Cash flows from financing activities:
  Net borrowings (payments) of debt and lease
    obligations                                     640               (7,376)
  Net proceeds from secured subordinated debt         -                4,576
  Preferred dividends                                 -                 (147)
                                             --------------      ---------------
Net cash provided by (used in) financing
  activities                                        640               (2,947)

Net increase in cash and cash
  equivalents                                        38                  905

Cash and cash equivalents at beginning of
  period                                              -                   30
                                             --------------      ---------------
Cash and cash equivalents at end of period     $     38             $    935
                                             ==============      ===============

Supplemental disclosure of cash flow information:
      Interest paid                            $    324             $  1,066
                                             --------------      ---------------
      Income taxes paid (refund)               $      -             $   (158)
                                             --------------      ---------------
Supplemental disclosure of non-cash investing and financing activities:
      Dividends accrued not paid               $    534             $    147

      Debt modification fee accrued, not paid  $    225             $      -

      Accrued fees/interest converted to debt  $    397             $      -

      Dividends for implied returns on         $      -             $    455
           preferred stock

      Secured subordinated debt issuance costs $      -             $     57

      Secured subordinated debt discount       $      -             $    813


        The accompanying notes are an integral part of these statements.

              Notes to Unaudited Consolidated Financial Statements
               Three and Six Months ended March 31, 2002 and 2001
           (Dollars in thousands, except share and per share amounts)

Cautionary Statement: This report, including these Notes to Unaudited Consolidated Financial Statements, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, those statements relating to development of new products, the financial condition of the Company, the ability to increase distribution of the Company's products, integration of businesses the Company acquires, disposition of any current business of the Company. These forward-looking statements are subject to the business and economic risks faced by the Company including, its ability to renegotiate its outstanding debt commitments and its ability to conclude a proposed equity offering, the ability of the Company to generate or obtain sufficient working capital to continue its operations. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of the factors described above and other factors described elsewhere in this report.

1. Organization

Williams Controls, Inc., including its wholly-owned subsidiaries, Williams Controls Industries, Inc. ("Williams"); Aptek Williams, Inc. ("Aptek"); Premier Plastic Technologies, Inc. ("PPT"); ProActive Acquisition Corporation ("ProActive"); Waaco-Geo, Inc. ("GeoFocus"); NESC Williams, Inc. ("NESC"); Williams Technologies, Inc. ("Technologies"); Williams World Trade, Inc. ("WWT"); Kenco/Williams, Inc. ("Kenco"); Techwood Williams, Inc. ("TWI"); Agrotec Williams, Inc. ("Agrotec") and its 80% owned subsidiaries Hardee Williams, Inc. ("Hardee") and Waccamaw Wheel Williams, Inc. ("Waccamaw") is hereinafter referred to as the "Company" or "Registrant."

2. Interim Consolidated Financial Statements

The unaudited interim consolidated financial statements have been prepared by the Company and, in the opinion of management, reflect all material adjustments which are necessary to a fair statement of results for the interim periods presented. The interim results are not necessarily indicative of the results expected for the entire fiscal year. Certain information and footnote disclosures made in the last annual report on Form 10-K have been condensed or omitted for the interim consolidated statements. Certain costs are estimated for the full year and allocated to interim periods based on activity associated with the interim period. Accordingly, such costs are subject to year-end adjustment. It is the Company's opinion that, when the interim consolidated statements are read in conjunction with the September 30, 2001 annual report on Form 10-K, the disclosures are adequate to make the information presented not misleading. The interim consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

3. Going Concern Matters

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. At March 31, 2002, essentially all of the Company's $8,556 of trade accounts payable was significantly past due, the working capital deficit was ($19,678), and the Company stockholders' equity was a deficit of ($14,790). Additionally, in February 2001 the Company raised $4,576, net of expenses, from a private placement of debt in the form of $4,950 of secured subordinated debentures, which were due March 1, 2002, bearing interest at 12%. The interest was deferred until the maturity of the underlying notes. The Company did not make the principal and interest payments when due on March 1, 2002, and discussions are ongoing with the debenture holders regarding the ultimate satisfaction of this debt. The Company also ceased making payments of preferred stock dividends in the second quarter of fiscal 2001. Also, as described in Note 7 of Notes to the Unaudited Consolidated Financial Statements, the Company was not in compliance with the covenants of its credit agreement with its primary bank at March 31, 2002. The credit agreement matured on July 11, 2001, and the Company has obtained extensions on this debt through June 30, 2002. As a result, the Company has classified the $7,946 owed to its primary bank as a current liability at March 31, 2002. To improve liquidity, the Company has entered into a letter of intent with American Industrial Partners (AIP) whereby AIP would invest approximately $10,000, less fees and expenses, into the Company pursuant to a new Series B Convertible Preferred Stock offering. See
Note 8 of Notes to Unaudited Consolidated Financial Statements. Completion of the proposed financing transaction is subject to a number of conditions, including, without limitation, customary due diligence and consent to the transaction by the holders of the Company's outstanding convertible subordinated debt, secured subordinated debt and Series A preferred stock. Following completion of a definitive agreement and upon closing of the transaction, AIP will be entitled to hold a majority of seats on the Company's Board of Directors.

This investment by AIP is expected to improve significantly the Company's liquidity, however no assurances can be given that this transaction, or any other transaction, will ultimately be completed. Until the transaction is completed, the Company will continue to have a significant lack of liquidity.

The above matters continue to raise doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

4. Comprehensive Income (Loss)

In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 130, "Reporting Comprehensive Income", which requires companies to report a measure of all changes in equity except those resulting from investments by owners and distributions to owners. Total comprehensive (loss) for the three months ended March 31, 2002 and 2001 was ($3,383) and ($6,317), respectively, and for the six months ended March 31, 2002 and 2001 was ($4,048) and ($10,811) respectively, and consisted solely of net loss. As of March 31, 2002, accumulated other comprehensive loss was ($2,379) and consisted of accumulated benefit obligations in excess of the plan assets for both the Hourly Employees Pension plan and the Salaried Employees Pension Plan.

5. Earnings (loss) per Share

Basic earnings per share ("EPS") and diluted EPS are computed using the methods prescribed by Statement of Financial Accounting Standards No. 128, "Earnings Per Share". Basic EPS is calculated using the weighted-average number of common shares outstanding for the period and diluted EPS is computed using the weighted-average number of common shares and dilutive common equivalent shares outstanding.

Following is a reconciliation of basic EPS and diluted EPS from continuing operations:

                                        Three Months Ended                  Three Months Ended
                                         March 31, 2002                     March 31, 2001
                                  --------------------------------    -------------------------------
                                                           Per                                Per
                                                          Share                              Share
                                    Loss      Shares      Amount        Loss      Shares     Amount
Net Loss from
  continuing operations           $(3,383)                             $(6,317)
Less-Preferred stock dividends       (293)                                (602)
                                  ---------                           ---------
Basic EPS-
  Net loss allocable to
  common shareholders              (3,676)   19,928,522   $ (0.18)      (6,919)  19,790,914   $(0.35)

Effect of dilutive securities -
  Stock options and warrants            -           -                        -           -
  Convertible preferred stock           -           -                        -           -
  Convertible subordinated debt         -           -                        -           -
Diluted EPS -                     ---------  ----------                --------  ----------
  Net loss allocable to
  common shareholders             $(3,676)   19,928,522   $ (0.18)     $(6,919)  19,790,914   $(0.35)
                                  ========= ============ =========    ========= =========== =========

                                         Six Months Ended                    Six Months Ended
                                          March 31, 2002                      March 31, 2001

                                  --------------------------------    -------------------------------
                                                           Per                                Per
                                                          Share                              Share
                                    Loss      Shares      Amount        Loss      Shares     Amount

Net loss from continuing
              operations          $ (4,465)                           $(10,811)
Less-Preferred stock dividends        (534)                               (749)
                                  ---------                           ---------
Basic EPS-
  Net loss allocable to
  common shareholders               (4,999)   19,926,935   $ (0.25)     (11,560) 19,790,914   $(0.58)

Effect of dilutive securities -
  Stock options and warrants            -           -                        -           -
  Convertible preferred stock           -           -                        -           -
  Convertible subordinated debt         -           -                        -           -
Diluted EPS -                     ---------  ----------                --------  ----------
  Net loss allocable to
  common shareholders              $(4,999)   19,926,935   $ (0.25)    $(11,560) 19,790,914   $(0.58)
                                  ========= ============ =========    ========= =========== =========

At March 31, 2002 and 2001, the Company had options and warrants covering 6,188,736 and 6,236,879 shares, respectively of the Company's common stock outstanding that were not considered in the respective dilutive EPS calculations since they would have been antidilutive. In both periods, conversion of the preferred shares and convertible subordinated debt would have been antidilutive and therefore was not considered in the computation of diluted earnings per share.

6. Inventories

Inventories consisted of the following:

                                 March 31,              September 30,
                                    2002                     2001
                            -------------------     ---------------------
Raw material                      $2,718                    $3,056
Work in process                      975                       932
Finished goods                       481                       737
                            ===================     =====================
                                  $4,174                    $4,725
                            ===================     =====================


Finished goods include component parts and finished product ready for shipment.

7. Debt

On June 30, 1998, the Company restructured its credit facility with a bank (the "Bank") to consist of a revolving credit facility of up to $16,500, a $3,100 term loan (Term Loan I) and a $2,700 real estate loan. In December 1998, the Company borrowed $2,500 under Term Loan II. In July 1999, the Company borrowed $2,500 under Term Loan III. In February 2000, the Company borrowed $1,000 as an overadvance of its credit agreement (Term Loan IV). Under the revolver, the Company can borrow up to $8,500 (pursuant to the credit agreement, as amended) based upon a borrowing base availability calculated using specified percentages of eligible accounts receivable and inventory. The advance under Term Loan II was repaid during 2000. Term Loans III and IV and a portion of Term Loan I and the Real Estate Loan were repaid in the Third Quarter of 2001 from sales of the land and building at the Aptek subisdary and sale of the GeoFocus subsidary. The revolver bears interest at the Bank's prime rate plus 2.00%, (6.75% at March 31, 2002). Term Loan I bears interest at the Bank's prime rate plus 2.25%, (7.00% at March 31, 2002). The loans and the revolving credit facility matured on July 11, 2001 and were extended through December 31, 2001. Subsequent to December 31, 2001, the Company obtained an extension of the credit facility under an amended forbearance agreement until June 30, 2002. In addition to interest payments, which have been paid monthly, principle payments of $50 will commence on April 1, 2002. As part of the extention through June 30, 2002, the Company converted certain unpaid fees to the Bank to a $397 Bridge Loan, bearing interest at the Bank's prime rate plus 3.25%. This Bridge Loan is to be repaid with 18 monthly payments of $22, plus interest, beginning April 2002. All loans are secured by substantially all of the assets of the Company.

The loan agreement prohibits payment of dividends by the Company except for the Series A Preferred dividend, and requires the Company to maintain minimum working capital of $12,000 and minimum tangible net worth, as defined, of $11,500. The loan also prohibits additional indebtedness and common stock repurchases except through the use of proceeds from stock options exercised, and restricts capital expenditures to an amount not to exceed $10,500 for the two years ended September 30, 1999 and not to exceed $2,500 annually thereafter. In addition, the loan limits incremental operating lease obligations to $600 annually. Fees under the loan agreement include an unused revolver fee of .25% currently and $500 in loan accommodation fees in connection with the loan extensions granted in 2001. At March 31, 2002, the Company was not in compliance with its debt covenants with the Bank. No waivers have been obtained and the default has not been cured, however the company has obtained an extension of the forbearance agreement until June 30, 2002. In connection with this extension, the Company will pay a $225 fee. Accordingly, all of the debt with the Bank of $7,946 has been classified as current liabilities in the accompanying Consolidated Balance Sheet at March 31, 2002.

8. AIP Letter of Intent

The Company announced it has entered into a letter of intent with American Industrial Partners (AIP) whereby AIP would invest approximately $10,000, less fees and expenses, into the Company pursuant to a new Series B Convertible Preferred Stock offering. Completion of the proposed financing transaction is subject to a number of conditions, including, without limitation, customary due diligence and consent to the transaction by the holders of the Company's outstanding convertible subordinated debt, secured subordinated debt and Series A preferred stock. Following completion of a definitive agreement and upon closing of the transaction, AIP will be entitled to hold a majority of seats on the Company's Board of Directors.

9. Loss on Impairment of Assets - ProActive and PPT

In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (SFAS 121), long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed using undiscounted net cash flows of the assets.

In July 1999, the Company purchased the ProActive Pedals (ProActive) division of Active Tools Manufacturing Co., Inc. ProActive is a designer and developer of patented adjustable food pedal systems and modular pedal systems. The acquisition was accounted for using the purchase method of accounting and resulted in $1,820 being allocated to developed technology, $1,439 to a patent and patent license agreement acquired and $2,162 to goodwill, representing the excess of the purchase price over the fair value of the assets acquired and liabilities assumed. At March 31, 2001, the carrying value of the goodwill and intangible assets of ProActive was $4,366.

ProActive's sales volumes of adjustable and modular foot pedal systems are limited to one contract that ProActive has with a third party. Additionally, as a result of the Company's overall capital constraints, the Company did not possess the financial resources to further develop additional sales volumes or to achieve the sales volumes originally projected for ProActive.

As a result of the above factors, management performed an analysis to measure the impairment of the long-lived assets of ProActive in accordance with SFAS 121 as of March 31, 2001. Based on management's analysis it was concluded that the undiscounted value of the projected cash flows of ProActive's current business was less than the carrying value of the assets of ProActive as of March 31, 2001. As a result of this conclusion, the Company recorded an impairment charge related to ProActive's remaining carrying value of the goodwill and intangible assets, totaling $4,366. This amount has been reflected as a separate line item within the operating expenses of the consolidated statements of operations for the three and six month periods ended March 31, 2001.

In July 2000, the Company entered into an agreement to sell PPT, its plastic injection molding subsidiary, subject to certain conditions. This transaction was not consummated. As a result of the inability to sell PPT and after reviewing PPT's history of operating problems, workforce levels and profitability, PPT operations were terminated,effective March,2001. Prior to the termination of operations, management of PPT evaluated the realizability of the assets of PPT and the Company recorded an impairment charge on PPT's property, plant, and equipment of $1,996 in the first quarter of fiscal year 2001. This amount has been reflected as a separate line item within the operating expenses of the consolidated statements of operations for the six month period ended March 31, 2001. Management also established additional reserves of $100 and $598 for obsolete and excess inventory and estimated un-collectible accounts receivable, respectively. Net sales and loss from operations of PPT were $1,827, $(1,227) for the three months ended March 31, 2001 and were $4,026 and $(4,833)for the six months ended March 31, 2001.

10. Disposition of Geofocus

The company sold its GeoFocus subsidiary in the third fiscal quarter of 2001. GeoFocus was consolidated in the accompanying consolidated financial statements at March 31, 2001. Total assets of GeoFocus at March 31, 2001 were not material to the consolidated financial statements. Net sales and (loss) of GeoFocus were $204 and $(194) for the three months ended March 31, 2001 and were $332 and $(380) for the six months ended March 31, 2001.

11. Gain from Discontinued Operations

In December 2001, the Company exchanged a building of its previously discontinued Agricultural Equipment segment with a carrying value of $0 in satisfaction of mortgage debt of $417. For the six months ended March 31, 2002 the resulting gain has been recorded in discontinued operations on the accompanying statement of operations and reflected as a gain on sale of buildings, since the fair value of the building was estimated to equal or exceed the carrying value of the debt.

12. Potential Gain on Settlement of Debt Obligation

Included in Current portion of long-term debt and capital leases at March 31, 2002 is $799 related to an obligation of the parent, Williams Controls, Inc. arising from the discontinued Agricultural Equipment segment. This obligation is payable to a former owner of the assets of a portion of the discontinued Agricultural Equipment segment. In January 2002, the Company entered into a letter of intent to transfer to the prior owner all remaining machinery and inventory for a complete release of the $799 obligation. The Company's carrying value of the inventory and machinery and equipment was $0 at March 31, 2002. The Company will recognize an extraordinary gain (it is estimated that the fair value of the assets exchanged is insignificant) of $799, or $.04 per share,when the transaction is completed. Although it is anticipated that this transaction will be completed, the Company can provide no assurance that such a transaction will ultimately be completed.

13. Employee Benefit Plans

In the six months ended March 31, 2002, the Company recorded $170 as an estimate of additional liability to participants of the Company's Employee Stock Ownership Plan. As previously disclosed, the Company's benefit plans are currently under audit by the Department of Labor (DOL). The Company continues to cooperate fully with the DOL in regards to the audits but Management is unable to determine if any additional liability will result from the audits.

14. Segment Information

                                                 Three months        Three Months        Six months         Six months
                                                    Ended               Ended               Ended              Ended
                                                   March 31,           March 31,           March 31,          March 31,
                                                     2002                2001               2002               2001
                                                ---------------     --------------     ---------------     --------------
Sales by classes of similar products
Vehicle components                                    $12,696            $14,457             $23,992            $29,109
Electrical components and GPS                             152                573                 275                900
                                                ---------------     --------------      --------------     --------------
                                                      $12,848            $15,030             $24,267            $30,009
                                                ===============     ===============     ==============     ==============

Earnings (loss) from operations
Vehicle components
  Before loss on impairment of assets                 $ 1,153            $  (473)             $1,471            $  (714)
  Loss on impairment of assets                              -             (4,366)                  -             (6,362)
                                                ---------------     --------------     ---------------     --------------
  Total vehicle components                              1,153             (4,839)              1,471             (7,076)
Electrical components and GPS                            (354)              (427)               (843)            (1,619)
Loss on impairment of investment - Ajay Sports         (3,565)                 -              (3,565)                 -
                                                ---------------     --------------     ---------------     --------------
                                                      $(2,766)           $(5,266)            $(2,937)           $(8,695)
                                                ===============     ==============     ===============     ==============
Identifiable assets
Vehicle components                                                                           $23,370            $31,329
Electrical components and GPS                                                                  2,470              3,566
Corporate                                                                                        131              2,165
                                                                                       ---------------     --------------
Total assets                                                                                 $25,971            $37,060
                                                                                       ===============     ==============

Capital expenditures
Vehicle components                                    $   327            $   476             $   445            $   658
Electrical components and GPS                               -                  8                   -                 13
                                                ---------------     --------------     ---------------     --------------
Total capital expenditures                            $   327            $   484             $   445            $   671
                                                ===============     ==============     ===============     ==============


Depreciation and amortization
Vehicle components                                    $   524            $ 1,131              $1,526            $ 2,034
Electrical components and GPS                              40                 95                 105                159
                                                ---------------     --------------     ---------------     --------------
Total depreciation and amortization                   $   564            $ 1,226              $1,631            $ 2,193
                                                ===============     ==============     ===============     ==============

15. Investment in and notes Receivable from Affiliate

At December 31, 2001, the Company had notes and accounts receivable from Ajay Sports, Inc. (Ajay) with a carrying value of $3,565, including a $500 note receivable reflected as a reduction in the Company's shareholders' equity. The $500 note receivable related to the issuance of 206,719 shares of the Company's common stock to Ajay.

The Company's former chief executive officer and current Chairman of the Board, Thomas W. Itin, who is an officer and shareholder of Ajay, has guaranteed certain loans and investments made by the Company to and in Ajay. Mr. Itin has taken the position that, as a result of his retirement as President and Chief Executive Officer of the Company, his guarantees of certain loans and investments in and to Ajay are no longer in effect. The Company disagrees with the position taken by Mr. Itin. Mr Itin has filed suit in the Circuit Court for Oakland County, Michigan seeking a determination as to the enforceability of these guarantees. The Company has filed suit against Ajay and Mr. Itin in the Multnomah Circuit Court for the State of Oregon seeking payment of all amounts due from Ajay and Mr. Itin. The Company believes the guarantees of Mr. Itin are enforceable and if the Company is unable to collect amounts owed it by Ajay it will seek collections on the guarantees.

The Company had previously accounted for its investment in Ajay using the equity method of accounting. As a result of various changes within both the Company and Ajay, the Company feels it no longer has influence over the operations of Ajay and accordingly has changed to the cost method of accounting for its investments in and note receivable from Ajay. Accordingly, in accordance with the Company's accounting policy for the impairment of long lived assets, the Company has evaluated the realization of its investment in and note receivable from Ajay. Based on the Company's current assessment and collection efforts against Ajay and Mr. Itin's guarantee, the Company believes the investment in and note receivable from Ajay have been impaired and accordingly an impairment loss for the entire carrying value of $3,565 has been provided in the second quarter of fiscal 2002, reflected on the Consolidated Statements of Operations as "Loss on impairment of Investment-Ajay".

The Company has, however, been pursuing, and will continue to pursue collection efforts against both Ajay and the guarantees of Mr. Itin. Any recoveries from Ajay or Mr. Itin will be reflected in the financial statements at the time of collection. During the second quarter of fiscal 2002 the Company obtained a judgement against Ajay in the amount of $ 500 for a portion of the amounts owed by Ajay to the Company.

16. Reclassifications

Certain amounts previously reported in the financial statements for the six months ended March 31, 2001 have been reclassified to conform to current fiscal year presentation.

Item 2.
                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations
                (Dollars in thousands, except per share amounts)

Critical Accounting Policies

In response to the SEC's Release No. 33-8040, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies, the Company identified the most critical accounting principles upon which our financial status depends. The Company determined the critical principles by considering accounting policies that involve the most complex or subjective decisions or assessments. The Company identified the most critical accounting policies to be those related to impairment of long-lived assets, warranty and product recall, and pensions and post-retirement benefit obligations.

Impairment of Long-Lived Assets

We account for the impairment of long-lived assets in accordance with Financial Accounting Standards Board (FASB) Statement No. 121 and, beginning in fiscal year 2003, will account for it in accordance with FASB Statement No. 144. The Company tests for impairment using undiscounted cash flows and calculates the amount of impairment using discounted cash flows. Estimates of future cash flows require judgment and may change based on, among other things, the market for our products, technology advances, and customer relationships.

Warranty and Product Recall

The Company provides a warranty covering defects arising from products sold. The Company has established a warranty reserve based on historical return rates of products. In addition, the Company issued a product recall in late fiscal year 2001. The Company recorded a reserve for this product recall based on estimates of number of units to be returned and the estimated costs to repair. While management believes the estimates used are reasonable, they are subject to change and such change could be material.

Pensions and Post-retirement Benefit Obligations

The Company accounts for pensions and post-retirement benefits in accordance with FASB Statement No. 87 and FASB Statement No. 106. FASB Statement No. 87 requires us to calculate our pension expense and liabilities using actuarial assumptions, including a discount rate assumption and a long-term asset rate return assumption. Changes in interest rates and market performance can have a significant impact on our pension expense and future payments. FASB Statement No. 106 requires the Company to accrue the cost of post-retirement benefit obligations. The accruals are based on interest rates and the costs of health care. Changes in interest rates and health care costs could impact post-retirement expenses and future payments.

Financial Position and Capital Resources Financial Condition, Liquidity and Capital Resources

At March 31, 2002, essentially all of the Company's $8,556 of trade accounts payable was significantly past due, the working capital deficit was ($19,678), and the Company stockholders' equity was a deficit of ($14,790). Additionally, in February 2001 the Company raised $4,576, net of expenses, from a private placement of debt in the form of $4,950 of secured subordinated debentures, which were due March 1, 2002, bearing interest at 12%. The interest was deferred until the maturity of the underlying notes. The Company did not make the principal and interest payments when due on March 1, 2002, and is in current discussions with the debenture holders regarding the ultimate satisfaction of this debt. The Company also ceased paying of preferred stock dividends in the second quarter of fiscal 2001. Also, as described in Note 7 of Notes to the Unaudited Consolidated Financial Statements, the Company was not in compliance with the covenants of its credit agreement with its primary bank at March 31, 2002. The credit agreement matured on July 11, 2001, and the Company has obtained extensions on this debt through June 30, 2002. As a result, the Company has classified the $7,946 owed to its primary bank as a current liability at March 31, 2002.

The Company has outstanding past due payables with essentially all of its suppliers of raw materials, components and services and is currently on C.O.D. or prepayment status with essentially all of its vendors. Although the Company has not experienced any significant supply disruptions in the past several months, and is not anticipating any, these vendors could decide, as a result of the past due payables, to discontinue or delay the Company's supply of raw materials, components and services which could cause a disruption in the Company's production and operations. Such disruption or delay could materially adversely affect the Company's business, prospects, financial condition and results of operation.

At March 31, 2002, the Company's contractual obligations consisted of bank debt of $7,946, capital leases of $549, debt of discontinued operations of $799, Secured Subordinated debt and Convertible Subordinated debt, excluding debt discount, of $4,950 and $2,102, respectively. All of this debt except for $152 of capital leases is shown as a current liability because the debt is due within the next twelve months or is in default. The Company also has operating lease commitments which at March 31, 2002 are due $354 in 2002, $287 in 2003, and $93 in 2004. The Company does not have any material letters of credit, purchase commitments, or debt guarantee outstanding as of March 31, 2002.

To improve liquidity, the Company has entered into a letter of intent with American Industrial Partners (AIP) whereby AIP would invest approximately $10,000, less fees and expenses, into the Company pursuant to a new Series B Convertible Preferred Stock offering. See Note 8 of Notes to Unaudited Consolidated Financial Statements. Completion of the proposed financing transaction is subject to a number of conditions, including, without limitation, customary due diligence and consent to the transaction by the holders of the Company's outstanding convertible subordinated debt, secured subordinated debt and Series A preferred stock. Following completion of a definitive agreement and upon closing of the transaction, AIP will be entitled to hold a majority of seats on the Company's Board of Directors.

An investment such as that currently under consideration by AIP would significantly improve the liquidity of the corporation, however no assurances can be given that this transaction, or any other investment transaction, will ultimately be completed. Until the transaction is completed, or another alternative becomes available, the Company will continue to have a significant lack of liquidity.

The above matters continue to raise a substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Cash flow from operations was negative for the six months ended March 31, 2002 at $202, compared to a source of $4,523 for the six months ended March 31, 2001. Cash from operations improved through a reduction in the loss for the six months ended March 31, 2002 over the corresponding prior year's six month period. The large improvement in the net loss from 2001 to 2002 was more than offset by changes in working capital. On a cash basis, the 2001 loss of $10,811 included a $6,362 non-cash loss from the impairment of assets. Additionally in fiscal 2001 reductions of receivables and inventory and increases in Accounts Payable improved cash flow. The negative cash flow from changes in working capital in 2002 of $888 differs from the net working capital gain in 2001 of $6,779 mainly in the areas of inventory and receivable reduction.

Cash flow from investing was negative for the six months ended March 31, 2002 at $400, wholly from purchase and sale of property, plant and equipment. This compares with $671 negative cash flow for the six months ended March 31, 2001, also from the result of purchases of property, plant and equipment.

Cash flow from financing activities was $640 for the six months ended March 31, 2002 compared to a use of $2,947 for the six months ended March 31, 2001. The net source of funds for the six months ended March 31, 2002 was primarily due to the borrowing of $1,000 at December 31, 2001 under the revolving loan agreement discussed above offset by payments against borrowings. The net use of funds from financing activities for the six months ended March 31, 2001 was primarily due to repayment of debt and lease obligations of $7,376 offset by new borrowings of $4,576.

Financial Position and Capital Resources Financial Condition, Liquidity and Capital Resources

Market Risk
The Company may be exposed to future interest rate changes on its debt. The Company does not believe that a hypothetical 10 percent change in end of period interest rates would have a material effect on the Company's cash flow.

Recent FASB Pronouncements
In June 2000 the FASB issued Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Hedging Activities an amendment of FASB Statement No. 133" ("SFAS 138"). In June 1999 the FASB issued Statement of Financial Accounting Standards No. 137, Accounting for Derivative Instruments and Hedging Activities." ("SFAS 137") SFAS 137 is an amendment to SFAS 133, "Accounting for Derivative Instruments and hedging Activities." SFAS 133, as amended by SFAS 137 and 138 establishes accounting and reporting standards for all derivative instruments. SFAS 133 and 138 are effective for fiscal years beginning after June 15, 2000. The Company adopted SFAS 138 in 2001 and it did not have any material impact on the Company's financial position or results of operations.
In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method will be prohibited on a prospective basis only. SFAS 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of that Statement, which for the Company was October 1, 2001. As of October 1, 2001, the Company did not have any significant remaining goodwill. The adoption of SFAS 141 and SFAS 142 did not have a significant impact on the financial condition or results of operations of the Company. Goodwill amortization, was $0, and $30 as of March 31, 2002 and 2001, respectively.

In June and August 2001, the FASB issued SFAS No.'s 143 and 144, "Accounting for Asset Retirement Obligations" and "Accounting for the Impairment or Disposal of long-lived Assets." Under SFAS 143, the fair value of a liability for an asset retirement obligation must be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS 144 retains SFAS 121's ("Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of") fundamental provisions for the: 1) recognition and measurement of impairment of long-lived assets to be held and used; and 2) measurement of long-lived assets to be disposed of by sale. These statements are effective for the Company's fiscal year ended 2003. The Company has not performed an analysis of the effect of SFAS 143 or 144.


Results of Operations
Three months ended March 31, 2002 compared to the three months ended March 31, 2001.

Sales

Total net sales decreased $2,182 to $12,848 in the second quarter of fiscal 2002 from $15,030 in the second quarter of fiscal 2001. Excluding the sales in the second fiscal quarter of 2001 of the PPT subsidiary, which was shut down in the second quarter of fiscal 2001, and the sales of the GeoFocus subsidiary, which was sold in the third quarter of fiscal 2001, (See Note 9 and Note 10 of Notes to Consolidated Unaudited Financial Statements) net sales decreased $152 or 1.2%.

Net sales in the Vehicle Components segment decreased $1,761, to $12,696 in the second quarter of fiscal 2002 over the second quarter of fiscal 2001 while the Electrical Components and GPS business segment experienced a decrease in sales of $421 to $152 in the second quarter of fiscal 2002.

Excluding the sales volumes of PPT in the second quarter of fiscal 2002, Vehicle Component segment sales increased $65 or 0.5%.Increased sales in the Portland division more than offset sales reductions in the Company's natural gas conversion kit subsidiary, NESC. Excluding the sales volumes of GeoFocus in the second quarter of fiscal 2001, Electrical Components and GPS segment sales decreased $217, or 58.8%. In the Electrical Components and GPS segment, decreased sales resulted from phasing out a number of its traditional electrical component products in the second half of fiscal 2001. The Company is committed to the development and production of sensors and sensor related products, however, sales from this segment may be significantly lower during fiscal 2002 as a result of the phase out of the traditional electrical component products in fiscal 2001.

Gross margin

Gross margins were $3,490, or 27.2% of net sales, in the second quarter of 2002, compared to $2,823, or 18.8% of net sales, in the comparable fiscal 2001 period. Included in the gross margin for the second quarter of fiscal 2001 was a negative gross margin of $620 related to PPT.

Excluding PPT, gross margins increased $47 in the second quarter of fiscal 2002 over the second quarter of fiscal 2001. As a percent of net sales, the gross margin of 27.2% of sales in the second fiscal quarter of 2002 was higher than the 26.1% of sales, excluding PPT, in fiscal 2001.

Operating expenses

Operating expenses were $2,691 for the three months ended March 31, 2002 compared to $3,723, excluding the Loss on Impairment of investment in Ajay for the fiscal 2002 period and the Loss on Impairment of assets at Proactive for the comparable fiscal 2001 period. Excluding the operating expenses related to PPT and Geofocus and the Proactive impairment loss, operating expenses for the three months ended March 31, 2001 were $2,847. The lower operating expenses in fiscal 2002 were the result of cost containment efforts.

Impairment Losses

The Company had previously accounted for its investment in Ajay using the equity method of accounting. As a result of various changes within both the Company and Ajay, the Company feels it no longer has influence over the operations of Ajay and accordingly has changed to the cost method of accounting for investment in and note receivable from Ajay. Accordingly, in accordance with the Company's accounting policy for the impairment of long lived assets, the Company has evaluated the realization of its investment in and note receivable from Ajay. Based on the Company's current assessment and collection efforts against Ajay and Mr. Itin's guarantee, the Company believes the investment in and note receivable from Ajay have been impaired and accordingly an impairment loss for the entire carrying value of $3,565 has been provided in the second quarter of fiscal 2002. This amount has been reflected as a separate line "Loss on impairment of investment - Ajay" within the operating expenses of the consolidated statements of operations for the three and six month periods ended March 31, 2002.

In July 1999, the Company purchased the ProActive Pedals (ProActive) division of Active Tools Manufacturing Co., Inc. ProActive is a designer and developer of patented adjustable food pedal systems and modular pedal systems. The acquisition was accounted for using the purchase method of accounting and resulted in $1,820 being allocated to developed technology, $1,439 to a patent and patent license agreement acquired and $2,162 to goodwill, representing the excess of the purchase price over the fair value of the assets acquired and liabilities assumed. At March 31, 2001, the carrying value of the goodwill and intangible assets of ProActive was $4,366.

ProActive's sales volumes of adjustable and modular foot pedal systems are limited to one contract that ProActive has with a third party. Additionally, as a result of the Company's overall capital constraints, the Company did not possess the financial resources to further develop additional sales volumes or to achieve the sales volumes originally projected for ProActive.

As a result of the above factors, management performed an analysis to measure the impairment of the long-lived assets of ProActive in accordance with SFAS 121 as of March 31, 2001. Based on management's analysis it was concluded that the undiscounted value of the projected cash flows of ProActive's current business was less than the carrying value of the assets of ProActive as of March 31, 2001. As a result of this conclusion, the Company recorded an impairment charge related to ProActive's remaining carrying value of the goodwill and intangible assets, totaling $4,366. This amount has been reflected as a separate line "Loss on impairment of asset - Proactive" within the operating expenses of the consolidated statements of operations for the three and six month periods ended March 31, 2001.

Interest and Other Expenses

Interest expense decreased $435 to $632 in the second quarter of fiscal 2002 from $1,067 in the second quarter of fiscal 2001. Lower interest on reduced debt levels and lower interest rates were partially offset by increased costs of amortization of the Secured Subordinated Debenture warrant discounts.

Income Taxes

The effective income tax rate was 0.00% for the quarters ended March 31, 2002 and 2001. The Company is in a net operating loss carryforward position and is providing a 100% valuation allowance on all deferred tax assets due to going concern issues.

Net earnings available to common shareholders

Net loss allocable to common shareholders declined to $(3,676) in the quarter ended March 31, 2002 compared to $(6,919) in the comparative prior year period primarily due to losses included in the second quarter of fiscal 2001 that were not incurred in the second quarter of fiscal 2002. These losses included losses on impartment of assets at Proactive and other operating losses attributable to PPT and GeoFocus in fiscal 2001.

Results of Operations
Six months ended March 31, 2002 compared to the six months ended March 31, 2001.

Sales

Total sales decreased $5,742, or 19.1%, to $24,267 for the first six months of fiscal 2002 from $30,009 for the first six months of fiscal 2001, primarily due to lower unit sales volumes in the Company's Vehicle Components segment and to a lesser degree, the Company's Electrical Components and GPS business segment.

Sales in the Vehicle component business segment decreased $5,117, or 17.6% to $23,992 from the sales levels achieved in the first six months of fiscal 2001. The most significant factor in the decline was the closing of the operations of PPT in 2001. PPT sales for the six months ended March 31, 2001 were $4,026. The absense of PPT sales in fiscal 2002 accounts for 78.7% of the sales decline in this segment.

The Electrical Components and GPS component business segment sales decreased $625 to $275 for the six months ended March 31, 2002 compared to the same period in fiscal 2001 primarily as a result of lower sales volumes of the Company's electronic sensors. The company sold its GeoFocus subsidiary in the third fiscal quarter of 2001. GeoFocus was consolidated in the accompanying consolidated financial statements at March 31, 2001.

Gross margin

Gross Margins from operations were $6,181, or 25.5% of sales in the first six months of fiscal 2002 compared to $5,178, or 17.3% of sales in the corresponding six month period of 2001. The increased gross profit margins were mainly due to the the closing of the PPT operation, which had a negative margin of $(1,473) for the six month period in 2001. The gross profit margins for the six month period in 2001 excluding the effect of PPT sales and margin was 25.6%.

Operating Expenses

Operating expenses were $5,553 for the six months ended March 31, 2002 compared to $7,511 for the comparable fiscal 2001 period, a decrease of $1,958, or 26.1%, excluding the loss from impairment of assets and investments in fiscal 2002 and fiscal 2001. The reduction was primarily as a result of elimination of expenses for the Company's PPT subsidiary.

Research and development expenses decreased $308, to $1,659 during the first six months of fiscal 2002 compared to $1,967 in the comparable fiscal 2001 period, a 15.7% decline. As a percent of sales, research and development expenses increased slightly from 6.6% to 6.8%.

Administrative expenses decreased $1,485 to $3,292 during the first six months of fiscal 2002 compared to $4,777 in the comparable fiscal 2001 period due mainly to the elimination of expenses related to the closed PPT subsidiary.

Impairment Losses

As discussed above, the Company recorded an impairment loss of $ 3,565 related to its investment in and note receivable from Ajay in the second quarter of fiscal year 2002. Also as discussed above the Company recorded an impairment loss of $ 4,366 related to the intangible assets of Proactive pedal (Proactive) in the second quarter of fiscal year 2001.

In July 2000, the Company entered into an agreement to sell PPT, its plastic injection molding subsidiary, subject to certain conditions. This transaction was not consummated. As a result of the inability to sell PPT and after reviewing PPT's history of operating problems, workforce levels and profitability, PPT operations were terminated,effective March,2001. Prior to the termination of operations, management of PPT evaluated the realizability of the assets of PPT and the Company recorded an impairment charge on PPT's property, plant, and equipment of $1,996 in the first quarter of fiscal year 2001. This amount has been reflected as a separate line item within the operating expenses of the consolidated statements of operations for the six month period ended March 31, 2001. Management also established additional reserves of $100 and $598 for obsolete and excess inventory and estimated un-collectible accounts receivable, respectively. Net sales and loss from operations of PPT were $1,827, $(1,227) for the three months ended March 31, 2001 and were $4,026 and $(4,833)for the six months ended March 31, 2001.

Interest and Other Expenses

Interest expense decreased $548 or 25.6%, to $1,592 in the first six months of fiscal 2002 from $2,140 in the first six months of fiscal 2001. Lower interest on reduced debt levels and reduced interest rates were partially offset by increased costs of amortization of Secured Subordinated Debentures warrent discounts.

Discontinued Operations-Agricultural Segment

Included in Current portion of long-term debt and capital leases at September 30, 2001 is $417 related to the discontinued Agricultural Equipment segment. The $417 related to a mortgage payable on a building of the Agricultural Equipment segment. The building's carrying value was $0 at September 30, 2001. During the first quarter of fiscal 2002 the mortgage holder sold the building at auction for approximately the mortgage value and completely and fully released the Company from the mortgage. The Company recognized a gain from discontinued operations in the six month period ended March 31, 2002 of $417 related to the satisfaction of the mortgage. Since the estimated fair value of the building was equal to or greater than the debt, the gain was recorded as a gain on sale of building from discontinued operations.

Income Taxes

The effective income tax rate was 0.00% for the six month periods ended March 31, 2002 and 2001. The Company is in a net operating loss carryforward position and is providing a 100% valuation allowance on all deferred tax assets due to going concern issues.

Net earnings available to common shareholders

Net loss allocable to common shareholders improved to $(4,582) in the six month period ended March 31, 2002 compared to $(11,560) in the comparative prior year period primarily due to losses included in fiscal 2001 that were not incurred in the corresponding period of fiscal 2002. These losses included losses on impartment of assets at Proactive and PPT, and other operating losses attributable to PPT and GeoFocus in fiscal 2001.

                                                              Exhibit 12(d)(iv)
                                     ___________________

                   Certificate to Provide for the Designation, Preferences,
                     Rights, Qualifications, Limitations or
                   Restrictions Thereof, of the Series A-1 Preferred Stock,
                        Non-Redeemable Convertible Series

                                     ___________________

        Williams Controls, Inc., a Delaware corporation (the "Corporation"), hereby certifies that pursuant to the authority vested in the Board of Directors of the Corporation by the provisions of its Certificate of Incorporation, and by the provisions of Section 151 of The General Corporation Law of the State of Delaware, the Board of Directors adopted the following resolution:

        RESOLVED, there is hereby created a series of preferred stock, $.01 par value, of the Corporation, consisting of 80,000 shares of the authorized, but unissued preferred stock and designated the "Series A-1 Preferred Stock" (hereinafter referred to as the "Series A-1"); and that to the extent that the terms, relative rights, preferences, qualifications and limitations of the Series A-1 are not fixed and determined by the Certificate of Incorporation of the Corporation, as amended, they hereby are fixed and determined as set forth in Attachment A attached hereto.

I, being the duly authorized officer of the Corporation, do hereby certify under penalty of perjury that the foregoing resolution amending the Williams Controls, Inc. Certificate of Incorporation to provide for the designation, preferences, rights, qualifications, limitations or restrictions thereof, of the Series A-1 Preferred Stock, Non-Redeemable Convertible Series is the act and deed of the Corporation and that the facts stated herein are true and, accordingly, have hereunto set my hand this _____ day of ___, 2002.

                                            /s/
                                            -----------------------

                                            Williams Controls, Inc.

                          -----------------------------

            Certificate to Provide for the Designation, Preferences,
          Rights, Qualifications, Limitations or Restrictions Thereof,
                       of the Series A-1 Preferred Stock,
                        Non-Redeemable Convertible Series

                          -----------------------------

SECTION 1. DESIGNATION, PAR VALUE AND NUMBER. 80,000 shares of authorized preferred stock of the Corporation are hereby constituted as a series of preferred stock, having a par value of $0.01 per share, designated as "Series A-1 Preferred Stock, Non-Redeemable Convertible Series" hereinafter called "Series A-1". In accordance with the terms hereof, each share of Series A-1 shall have the same relative rights as and be identical in all respects with each other share of Series A-1.

SECTION 2.     DIVIDENDS

         (a) Dividends. When and as declared by the Corporation's Board of Directors and to the extent permitted under the General Corporation Law of State of Delaware, the Corporation shall pay preferential dividends in cash to the holders of shares of Series A-1 as provided in this Section 2. Cumulative preferential dividends on each share of Series A-1 shall accrue on a daily basis on the sum of $100 from and including the date of issuance of such share to and including September 30, 2002 at rate sufficient to cause [DOLLAR AMOUNT OF ACCRUED AND UNPAID DIVIDENDS ON THE SERIES A AS OF IMMEDIATELY PRIOR TO THE CLOSING OF THE EXCHANGE OFFER] of dividends to have accrued on each share of Series A-1 as of September 30, 2002. Such dividends shall accrue whether or not they have been declared and whether or not there are profits, surplus or other funds of the Corporation legally available for the payment of dividends. The date on which the Corporation initially issues any share shall be deemed to be its "date of issuance" regardless of the number of times transfer of such share is made on the stock records maintained by or for the Corporation and regardless of the number of certificates which may be issued to evidence such share. Except as provided in Section 2(b), no dividends shall accrue on the Series A-1 after September 30, 2002.

         (b) Participating Dividends. In the event that the Corporation declares or pays any dividends upon the Common Stock (as defined below) (whether payable in cash, securities or other property), the Corporation shall also declare and pay to the holders of the Series A-1 at the same time that it declares and pays such dividends to the holders of the Common Stock, the dividends which would have been declared and paid with respect to the Common Stock issuable upon conversion of the Series A-1 had all of the outstanding Series A-1 been converted pursuant to Section 4 immediately prior to the record date for such dividend, or if no record date is fixed, the date as of which the record holders of Common Stock entitled to such dividends are to be determined. "Common Stock" means, collectively, the Corporation's Common Stock, par value $.01 per share, and any capital stock of any class of the Corporation hereafter authorized which is not limited to a fixed sum or percentage of par or stated value in respect to the rights of the holders thereof to participate in dividends or in the distribution of assets upon any liquidation, dissolution or winding up of the Corporation.

         (c) Distribution of Partial Dividend Payments. Except as otherwise provided herein, if at any time the Corporation pays less than the total amount of dividends then accrued with respect to the Series A-1, such payment shall be distributed pro rata among the holders thereof based upon the aggregate accrued but unpaid dividends on the shares held by each such holder.

SECTION 3. PRIORITY. All shares of the Series A-1 shall rank on a parity with each other, shall be senior to all classes of Common Stock and the Corporation's Series A Preferred Stock, 7 1/2% Redeemable Convertible Series (the "Series A") and shall be subordinate to the Corporation's Series B Preferred Stock, 15% Redeemable Convertible Series (the "Series B") and each other class or series of preferred stock of the Corporation hereafter created by the Board of Directors the terms of which do not expressly provide that it ranks on parity with or subordinate to the Series A-1, in all cases as to the payment of dividends (other than as set forth in Section 2(b)) and the distribution of assets upon the liquidation, dissolution or winding up of the Corporation.

SECTION 4.     VOLUNTARY CONVERSION RIGHTS.

         (a) Voluntary Conversion. Each holder of shares of Series A-1 shall have the right at any time from time to time after the first to occur of (i) the third anniversary (the "Third Anniversary") of the date (the "Funding Date") that the closing of the transactions contemplated by that certain Series B Preferred Stock Purchase Agreement, by and among the Corporation and certain investors, occurs, and (ii) a Change of Control (as defined below), at the holder's option, to convert all or any portion of such holder's shares of Series A-1 into a number of validly issued, fully paid and non-assessable shares of Conversion Stock (as defined below) of the Corporation computed by multiplying the number of shares to be converted by the sum of $100 per share plus accrued and unpaid dividends on such share (the "Liquidation Preference"), and dividing the result by the Voluntary Conversion Price (as defined below) in effect at the time of conversion; provided, however, that holders of shares of Series A-1 may convert their shares pursuant to this Section 4 prior to the first to occur of the Third Anniversary and a Change of Control only if the average of the closing bid price of the Conversion Stock as listed on the over the counter bulletin board (the "OTC Bulletin Board") or wherever the Corporation's Conversion Stock then trades for at least twelve of the last thirteen consecutive weeks prior to the date of voluntary conversion, shall be greater than or equal to $1.00 per share. The initial Voluntary Conversion Price is $.66. The "Voluntary Conversion Price" means the initial Voluntary Conversion Price as adjusted from time to time pursuant to Section 6. "Change of Control" means the occurrence of a transaction, whether in a single transaction or series of related transactions, pursuant to which a person or group of related persons (other than American Industrial Partners Capital Fund III, L.P. or any of its affiliates) (A) acquires, whether by merger, stock purchase, recapitalization, redemption, issuance of capital stock or otherwise, more than fifty percent of the shares of Common Stock outstanding on a "fully diluted basis", or (B) acquires assets constituting all or substantially all of the assets of the Corporation and its subsidiaries. "Fully diluted basis" means, as of any date of determination, the number of shares of Common Stock outstanding plus (without duplication) all shares of Common Stock issuable, whether at such time or upon the passage of time or the occurrence of future events, upon the exercise, conversion or exchange of all then-outstanding rights, warrants, options, convertible securities, or exchangeable securities or indebtedness, or other rights, exercisable for or convertible or exchangeable into, directly or indirectly, Common Stock or securities exercisable for or convertible or exchangeable into Common Stock. "Conversion Stock" means shares of the Corporation's Common Stock, par value $.01 per share; provided, that if there is a change such that the securities issuable upon conversion of the Series A-1 are issued by an entity other than the Corporation or there is a change in the type or class of securities so issuable, then the term "Conversion Stock" shall mean one share of the security issuable upon conversion of the Series A-1 if such security is issuable in shares, or shall mean the smallest unit in which such security is issuable if such security is not issuable in shares.

         (b) Method of Voluntary Conversion. In order to voluntarily convert shares of the Series A-1 into Conversion Stock, the holder thereof shall surrender the certificate or certificates therefor, duly endorsed in blank at the principal office of the Corporation or its transfer agent, if any, or at such other office or offices, located in the United States as the Board of Directors may designate by written notice to all holders of Series A-1 shares, and give written notice to the Corporation at said office that the holder elects to convert said shares of Series A-1. Shares of the Series A-1 shall be deemed to have been converted as of the date (hereinafter called the "Conversion Date") of receipt by the Corporation of the surrender of such shares for conversion as provided above, and the person or persons entitled to receive the Conversion Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such Conversion Stock on such date.

         (c) Deliveries. As soon as practicable on or after the Conversion Date but in no event more than five business days thereafter, the Corporation will deliver by Federal Express or other nationally recognized overnight delivery service to the address of the holders who submitted the Series A-1 for conversion: (i) a certificate or certificates for the number of full shares of Conversion Stock issuable upon such conversion in such name or names and such denomination or denominations as the converting holder has specified, (ii) payment of the amount payable under Section 7(e) with respect to such conversion, and (iii) a certificate representing any shares of Series A-1 which were represented by the certificate or certificates delivered to the Corporation in connection with such conversion but which were not converted.

SECTION 5. FORCED CONVERSION RIGHTS. The Corporation shall have the right in its sole discretion to force conversion of all of the shares of Series A-1 into a number of validly issued, fully paid and non-assessable shares of Conversion Stock of the Corporation computed by multiplying the number of shares to be converted by the amount of the Liquidation Preference thereof and dividing the result by the Forced Conversion Price (as defined below) in effect at the time of conversion at any time (a) after the Third Anniversary, or (b) in connection with a Change of Control, in each case so long as both on the day that notice of forced conversion is given (the "Forced Conversion Notice Date") and on the Forced Conversion Date (as defined below) the Conversion Stock has been registered pursuant to the Securities Act of 1933, as amended, and such registration is then currently in effect; provided, however, that in the event of a forced conversion in connection with a Change of Control, the Corporation shall have the right in its sole discretion to force conversion of the Liquidation Preference of all shares of Series A-1 into a number of shares of Conversion Stock at a conversion price equal to the lesser of (i) the Conversion Price then in effect, and (ii) the price per share of Conversion Stock as valued in the Change of Control (which value shall not be subject to reduction for any escrow or other expenses payable by the holders of the Conversion Stock under the terms of the event underlying the Change of Control). The initial Forced Conversion Price is $0.66. The "Forced Conversion Price" means the initial Forced Conversion Price as adjusted from time to time pursuant to Section 6 below. The Corporation has the forced conversion right after the Third Anniversary described above in clause (a) of this Section 5 (as opposed to the forced conversion right in connection with a Change of Control described above in clause (b), in which case the following restrictions do not apply) only if the average weekly closing bid price of the Conversion Stock as listed on the OTC Bulletin Board or wherever the Corporation's Conversion Stock then trades shall be greater than or equal to the Forced Conversion Price for a period of at least twelve out of thirteen consecutive weeks ending no more than ten days prior to the Forced Conversion Notice Date. Any notice of forced conversion must be given to all holders no less than fifteen days nor more than forty-five days prior to the date set forth for conversion (the "Forced Conversion Date").

SECTION 6. ANTI-DILUTION ADJUSTMENTS. For purposes of this Section 6, the Voluntary Conversion Price, the Forced Conversion Price and the Mandatory Conversion Price shall be collectively referred to as the "Conversion Price." The Conversion Price shall be adjusted as follows:

         (a) Amendment to the Certificate of Incorporation. In the case of any amendment to the Certificate of Incorporation of the Corporation to change the designation of the Conversion Stock or the rights, privileges, restrictions or conditions in respect to the Conversion Stock or division of the Conversion Stock, the Series A-1 shall be adjusted so as to provide that upon conversion thereof the holder shall receive, in lieu of shares of Conversion Stock theretofore issuable upon such conversion, the kind and amount of shares, other securities, money and property receivable upon such designation, change or division by such holder had such holder converted such holder's shares of Series A-1 into Conversion Stock in accordance with
Section 4 immediately prior to such designation, change or division. The Series A-1 shall be deemed thereafter to provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this
Section 6. The provisions of this Section 6(a) shall apply in the same manner to successive reclassifications, changes, consolidations and mergers.

         (b) Stock Splits; Stock Dividends. If the Corporation shall at any time subdivide its outstanding shares of Common Stock into a greater number of shares of Common Stock, or declare a dividend or make any other distribution upon the Common Stock payable in shares of Common Stock, the Conversion Price in effect immediately prior to such subdivision or dividend or other distribution shall be proportionately reduced, and conversely, in case the outstanding shares of Common Stock shall be combined into a smaller number of shares of Common Stock, the Conversion Price in effect immediately prior to such combination shall be proportionately increased.

         (c) Issuance of Additional Securities. In case the Corporation shall issue or otherwise sell or distribute shares of Common Stock, or in accordance with Section 6(d) or 6(e) is deemed to have issued or otherwise sold or distributed any shares of Common Stock, for a consideration per share in cash or property at a price less than the then effective Conversion Price, the Conversion Price then in effect shall automatically be reduced by multiplying the then Conversion Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance, sale or distribution plus the number of shares of Common Stock which the aggregate consideration received or to be received by the Corporation for such issuance, sale or distribution (such consideration, if other than cash, as determined by the Board of Directors including a majority of the Directors who are not officers or employees of the Corporation or any of its subsidiaries, whose determination shall be conclusive and described in a resolution of the Board of Directors) would purchase at the then Conversion Price per share, and the denominator of which shall be the number of shares of Common Stock outstanding immediately after giving effect to such issuance, sale or distribution. For the purposes of this clause (c), the number of outstanding shares of Common Stock shall be deemed to include the Common Stock issuable upon conversion of the Series A, the Series A-1, the Series B and any other securities or other rights convertible into Common Stock then outstanding.

         (d) Issuance of Options, Warrants or Other Rights to Acquire Common Stock. If the Corporation in any manner grants or sells any options, warrants or other rights to acquire Common Stock and the price per share for which Common Stock is issuable upon the exercise of such options, warrants or other rights or upon conversion or exchange of any convertible securities issuable upon exercise of such options, warrants or other rights is less than the Conversion Price in effect immediately prior to the time of the granting or sale of such options, warrants or rights, then the total maximum number of shares of Common Stock issuable upon the exercise of such options, warrants or rights or upon conversion or exchange of the total maximum amount of such convertible securities issuable upon the exercise of such options, warrants or rights shall be deemed to be outstanding and to have been issued and sold by the Corporation at the time of the granting or sale of such options, warrants or rights for such price per share. For purposes of this clause (d), the "price per share for which Common Stock is issuable" shall be determined by dividing (i) the total amount, if any, received or receivable by the Corporation as consideration for the granting or sale of such options, warrants or rights, plus the minimum aggregate amount of additional consideration payable to the Corporation upon exercise of all such options, warrants or rights, plus in the case of such options, warrants and rights which relate to convertible securities, the minimum aggregate amount of additional consideration, if any, payable to the Corporation upon the issuance or sale of such convertible securities and the conversion or exchange thereof, by (ii) the total maximum number of shares of Common Stock issuable upon the exercise of such options, warrants or rights or upon the conversion or exchange of all such convertible securities issuable upon the exercise of such options, warrants and rights. No further adjustment of the Conversion Price shall be made when convertible securities are actually issued upon the exercise of such options, warrants and rights or when Common Stock is actually issued upon the exercise of such options, warrants and rights or the conversion or exchange of such convertible securities.

         (e) Issuance of Securities Convertible or Exchangeable into Common Stock. If the Corporation in any manner issues or sells any convertible securities and the price per share for which Common Stock is issuable upon conversion or exchange thereof is less than the Conversion Price in effect immediately prior to the time of such issue or sale, then the maximum number of shares of Common Stock issuable upon conversion or exchange of such convertible securities shall be deemed to be outstanding and to have been issued and sold by the Corporation at the time of the issuance or sale of such convertible securities for such price per share. For the purposes of this clause (e), the "price per share for which Common Stock is issuable" shall be determined by dividing (i) the total amount received or receivable by the Corporation as consideration for the issue or sale of such Convertible Securities, plus the minimum aggregate amount of additional consideration, if any, payable to the Corporation upon the conversion or exchange thereof, by (ii) the total maximum number of shares of Common Stock issuable upon the conversion or exchange of all such convertible securities. No further adjustment of the Conversion Price shall be made when Common Stock is actually issued upon the conversion or exchange of such convertible securities, and if any such issue or sale of such convertible securities is made upon exercise of any options, warrants and rights for which adjustments of the Conversion Price had been or are to be made pursuant to other provisions of this Section 6, no further adjustment of the Conversion Price shall be made by reason of such issue or sale.

         (f) Change in Option Price or Conversion Rate; Expiration. If the purchase price provided for in any options, warrants or rights to acquire Common Stock, the additional consideration, if any, payable upon the conversion or exchange of any convertible securities or the rate at which any convertible securities are convertible into or exchangeable for Common Stock changes at any time, the Conversion Price in effect at the time of such change shall be immediately adjusted to the Conversion Price which would have been in effect at such time had such options, warrants, rights to acquire Common Stock or convertible securities still outstanding provided for such changed purchase price, additional consideration or conversion rate, as the case may be, at the time initially granted, issued or sold. Upon the expiration of any options, warrants or rights to acquire Common Stock for which an adjustment to the Conversion Price had been made, the Conversion Price in effect at the time of such expiration shall be immediately adjusted to the Conversion Price which would have been in effect at such time had such options, warrants or rights to acquire Common Stock been exercisable only for the number of shares of Common Stock actually issued upon the exercise of such options, warrants or rights to acquire Common Stock. Notwithstanding the foregoing, no adjustment under this clause (f) shall at any time cause the Conversion Price hereunder to be increased to an amount which exceeds the Conversion Price in effect on the applicable original adjustment date.

         (g) Treasury Shares. The number of shares of Common Stock outstanding at any given time shall not include shares owned or held by or for the account of the Corporation or any subsidiary thereof, and the disposition of any shares so owned or held shall be considered an issue or sale of Common Stock.

         (h) Certain Events. If any event occurs of the type contemplated by the provisions of this Section 6 but not expressly provided for by such provisions, then the Corporation's Board of Directors shall make an appropriate adjustment in the Conversion Price so as to protect the rights of the holders of Series A-1; provided that no such adjustment shall increase the Conversion Price as otherwise determined pursuant to this Section 6 or decrease the number of shares of Conversion Stock issuable upon conversion of each share of Series A-1.

         (i) Exception. Notwithstanding anything herein to the contrary, no adjustment shall be made to the Conversion Price pursuant to this Section 6 upon the exercise of any options, warrants or other rights to purchase Common Stock outstanding as of the Funding Date, upon the issuance of shares of the Series A-1, upon the issuance of any dividends on securities outstanding as of the Funding Date or on the Series A-1, or upon conversion of the Series A, the Series A-1, the Series B or any securities or other rights convertible into Common Stock, which options, warrants, securities or other rights were outstanding as of the Funding Date. Notwithstanding anything herein to the contrary, no adjustment shall be made to the Conversion Price pursuant to this
Section 6 for (i) any options, warrants or other rights to purchase Common Stock granted to officers, directors or employees of, or consultants to, the Corporation pursuant to a warrant, stock grant, option agreement or plan, purchase plan or other employee stock incentive program or agreement approved by the Board of Directors, or (ii) securities issued in connection with the acquisition by the Corporation of another business entity or majority ownership thereof approved by the Board of Directors.

SECTION 7.     ADDITIONAL CONVERSION MATTERS.

         (a) Recapitalization, Reorganization, Reclassification, Consolidation, Merger or Sale. Any recapitalization, reorganization, reclassification, consolidation, merger, sale of all or substantially all of the Corporation's assets or other transaction, in each case which is effected in such a manner that the holders of Conversion Stock are entitled to receive (either directly or upon subsequent liquidation) with respect to or in exchange for Conversion Stock, shares of the Corporation's stock or other securities (other than shares of Conversion Stock and other than securities for which an adjustment is otherwise provided in Section 6), stock or other securities of other persons, assets (excluding cash dividends) or options, warrants or rights (excluding options and warrants to purchase and rights to subscribe for Conversion Stock or other securities of the Corporation convertible into or exchangeable for Conversion Stock), is referred to herein as an "Organic Change". Unless shares of Series A-1 are converted to Conversion Stock prior to an Organic Change, then prior to the consummation of any such Organic Change, the Corporation shall make appropriate provisions (in form and substance reasonably satisfactory to the holders of a majority of the Series A-1 then outstanding) to ensure that each of the holders of Series A-1 shall thereafter have the right to acquire and receive, in lieu of or in addition to (as the case may be) the shares of Conversion Stock immediately theretofore acquirable and receivable upon the conversion of such holder's Series A-1, such shares of stock, securities or assets as such holder would have received in connection with such Organic Change if such holder had converted its Series A-1 immediately prior to such Organic Change. In each such case, the Corporation shall also make appropriate provisions (in form and substance reasonably satisfactory to the holders of a majority of the Series A-1 Preferred then outstanding) to insure that the provisions of this Certificate of Designation shall thereafter be applicable to the Series A-1 (including, in the case of any such consolidation, merger or sale in which the successor entity or purchasing entity is other than the Corporation, an immediate adjustment of the Conversion Price to the value for the Conversion Stock reflected by the terms of such consolidation, merger or sale, and a corresponding immediate adjustment in the number of shares of Conversion Stock acquirable and receivable upon conversion of Series A-1, if the value so reflected is less than the Conversion Price in effect immediately prior to such consolidation, merger or sale). The Corporation shall not effect any such consolidation, merger or sale, unless prior to the consummation thereof, the successor entity (if other than the Corporation) resulting from consolidation or merger or the entity purchasing such assets assumes by written instrument (in form and substance reasonably satisfactory to the holders of a majority of the Series A-1 then outstanding), the obligation to deliver to each such holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such holder may be entitled to acquire. For clarification purposes only, nothing in this Section 7(a) shall terminate the right of a holder of Series A-1 to convert such holder's shares pursuant to
Section 4.

         (b) Record of Conversion Price. Whenever the shares of Common Stock or other types of securities or assets receivable upon conversion of the Series A-1 shall be adjusted as provided in Section 6, the Corporation shall forthwith obtain and file with its corporate records a certificate or letter from a firm of independent public accountants of recognized standing (which may be the Corporation's then independent certified public accountants) setting forth the computation and the adjusted number of shares of Common Stock or other securities or assets resulting from such adjustments, and a copy of such certificate or letter shall be mailed to the holders hereof. Any such certificate or letter shall be conclusive evidence as to the correctness of the adjustment or adjustments referred to therein and shall be available for inspection by any holders of the Series A-1 on any day during normal business hours.

         (c) Notice:

              (i) Immediately upon any adjustment of the Conversion Price, the Corporation shall give written notice thereof to all holders of Series A-1, setting forth in reasonable detail and certifying the calculation of such adjustment.

              (ii) The Corporation shall give written notice to all holders of Series A-1 at least 20 days prior to the date on which the Corporation closes its books or takes a record (A) with respect to any dividend or distribution upon Common Stock, (B) with respect to any pro rata subscription offer to holders of Common Stock or (C) for determining rights to vote with respect to any Organic Change, dissolution or liquidation..

              (iii) The Corporation shall also give written notice to the holders of Series A-1 at least 20 days prior to the date on which any Organic Change shall take place.

         (d) Reservation of Shares. The Corporation shall at all times reserve and keep available out of its authorized but unissued Common Stock, for the purpose of effecting the conversion of the shares of the Series A-1, the full number of shares of Common Stock then deliverable upon the conversion of all shares of the Series A-1 then outstanding.

         (e) Fractional Shares. No fractional shares of Common Stock are to be issued upon conversion. The Corporation shall pay a cash adjustment out of surplus in respect to any fraction of a share which would otherwise be issuable, in an amount equal to the fair market value of the Common Stock which shall be the same fraction of the last price per share at which the Common Stock was sold on any principal stock exchange on which such stock is then listed or admitted to trading, prior to the opening of business on the conversion date, or if no sale of such stock takes place on such day on such exchange, the average of the closing bid and asked prices on such day as officially quoted on such exchange, or if such stock shall not at the time be listed or admitted to trading on any stock exchange, the average of the last bid and asked prices for such stock on such day in the OTC Bulletin Board prior to the opening of business on the conversion date, or, if the Common Stock is not then included in the OTC Bulletin Board, as furnished by the National Quotation Bureau, Inc. or if such firm is not at the time engaged in the business of reporting such prices, as furnished by any firm then engaged in such business or by any member of the National Association of Securities Dealers, Inc., selected by the Corporation. If the Common Stock is not then publicly traded, fair market value shall be determined in good faith by the Corporation's Board of Directors.

         (f) Transfer Taxes. The Corporation will pay any and all transfer taxes that may be payable in respect of the issue or delivery of shares of Common Stock on conversion of shares of the Series A-1 pursuant hereto.

         (g) Status of Common Stock. All Common Stock that may be issued upon conversion of the Series A-1 will, upon issuance, be validly issued, fully paid and non-assessable and free from all taxes, liens and charges with respect to the issuance thereof.

         (h) Close of Books. The Corporation shall not close its books against the transfer of Series A-1 or of Conversion Stock issued or issuable upon conversion of Series A-1 in any manner which interferes with the timely conversion of Series A-1. The Corporation shall assist and cooperate with any holder of Shares required to make any governmental filings or obtain any governmental approval prior to or in connection with any conversion of Shares hereunder (including, without limitation, making any filings required to be made by the Corporation).

SECTION 8.     VOTING.

         (a) Election of Directors. In the election of directors of the Corporation, the holders of the Series A-1, voting together with the holders of the Common Stock and the holders of the Series A as a single class, with each share of Common Stock entitled to one vote, each share of Series A entitled to one vote for each share of Common Stock issuable upon conversion pursuant to
Section 4 of that certain Certificate to Provide for the Designation, Preferences, Rights, Qualifications, Limitations or Restrictions Thereof, of the Series A Preferred Stock, 71/2% Redeemable Convertible Series and each share of Series A-1 entitled to one vote for each share of Common Stock issuable upon conversion pursuant to Section 4 hereof, in all cases as of the record date of such vote or, if no record date is specified, as of the date of such vote, shall be entitled to elect one less than a majority of the directors (or two less than a majority if there are an even number of directors) to serve on the Corporation's Board of Directors, until such director's successors are duly elected by the holders of the Common Stock, the Series A and the Series A-1 or are removed from office by the holders of the Common Stock, the Series A and the Series A-1.

         (b) Voting as a Separate Class. The Corporation shall not, without the consent of the holders of at least a majority of the shares of the Series A-1 then outstanding, voting as a separate class to the exclusion of all other classes, amend, alter, change, or repeal any of the express terms of the Series A-1.

         (c) Other Voting Rights. The holders of the Series A-1 shall be entitled to vote on all matters, other than those described above in clause (a) or (b) of this Section 8, in which holders of Common Stock, Series A and Series B are entitled to vote, voting together with holders of the Common Stock, the Series A and the Series B as a single class with (i) each share of Common Stock entitled to one vote, (ii) each share of Series A-1 entitled to one vote for each share of Common Stock issuable upon conversion pursuant to Section 4 hereof, (iii) each share of Series A entitled to one vote for each share of Common Stock issuable upon conversion pursuant to Section 4 of that certain Certificate to Provide for the Designation, Preferences, Rights, Qualifications, Limitations or Restrictions Thereof, of the Series A Preferred Stock, 71/2% Non-Redeemable Convertible Series, and (iv) each share of Series B entitled to one vote for each share of Common Stock issuable upon conversion pursuant to
Section 4 of that certain Certificate to Provide for the Designation, Preferences, Rights, Qualifications, Limitations or Restrictions Thereof, of the Series B Preferred Stock, 15% Redeemable Convertible Series, in all cases as of the record date of such vote or, if no record date is specified, as of the date of such vote. The holders of the Series A-1 shall be entitled to receive all communications sent by the Corporation to the holders of Common Stock.

         (d) Except as provided in Section 8(b) or by Delaware law, holders of shares of the Series A-1 shall not be entitled to vote as a separate class.

SECTION 9.     LIQUIDATION.

         (a) Liquidation Preference. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation (hereinafter collectively called "liquidation"), before any amount shall be paid to or set aside for, or any assets shall be distributed among, the holders of shares of Series A, Common Stock, or of any other equity security of the Corporation subordinate to the Series A-1 as provided in Section 3 hereof, each holder of a share of the Series A-1 shall be entitled to receive out of the assets of the Corporation or the proceeds thereof, the higher of (i) a preferential payment in an amount equal to the Liquidation Preference thereof, and (ii) the value of the Common Stock issuable upon conversion of the Series A-1 had all of the outstanding Series A-1 been converted immediately prior to liquidation.

         (b) Proportional Rights. In the event the amount available for distribution as liquidation preference payments to holders of the Series A-1 and any other stock ranking on a parity therewith is insufficient to pay the full amount of their respective preferences, such amount shall be divided among and paid to such holders ratably in proportion to the respective amounts which would be payable to such holders if their respective liquidation preferences were to be paid in full.

         (c) Insufficient Funds. In the event any liquidation preference payment to be made on the shares of the Series A-1 shall amount in the aggregate to less than the Liquidation Preference thereof, the Corporation in its discretion may require the surrender of certificates for shares of the Series A-1 and issue a replacement certificate or certificates, or it may require the certificates evidencing the shares in respect of which such payments are to be made to be presented to the Corporation, or its agent, for notation thereon of the amounts of the liquidation preference payments made in respect of such shares. In the event a certificate for shares of the Series A-1 on which payment of one or more partial liquidation preferences has been made is presented for exchange or transfer shall bear an appropriate notation as to the aggregate amount of liquidation preference payments theretofore made in respect thereof.

         (d) Merger or Sale. Neither the consolidation or merger of the Corporation into or with any other entity or entities (whether or not the Corporation is the surviving entity), nor the sale or transfer by the Corporation of all or any part of its assets, nor the reduction of the capital stock of the Corporation nor any other form of recapitalization or reorganization affecting the Corporation shall be deemed to be a liquidation, dissolution or winding up of the Corporation for the purposes of this Section 9.

SECTION 10.    REPLACEMENT CERTIFICATES.

         (a) Mutilated Certificate. If any mutilated certificate of Series A-1 is surrendered to the Corporation, the Corporation shall execute and deliver in exchange therefor a new certificate for Series A-1 of like tenor and principal amount, bearing a number not contemporaneously outstanding.

         (b) Destroyed, Lost or Stolen Certificate. If there is delivered to the Corporation (i) evidence to its reasonable satisfaction of the destruction, loss or theft of any certificate of Series A-1 and (ii) such reasonable security or indemnity as may be required by it to save it harmless, then, in the absence of notice to the Corporation that such certificate of Series A-1 has been acquired by a bona fide purchaser, the Corporation shall execute and deliver in lieu of any such destroyed, lost or stolen certificate of Series A-1, a new certificate of Series A-1 of like tenor and principal amount and bearing a number not contemporaneously outstanding.

         (c) Status of New Certificate. Upon the issuance of any new certificate of Series A-1 under this Section 11, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses connected therewith. Every new certificate of Series A-1 issued pursuant to this Section 11 in lieu of any destroyed, lost or stolen certificate of Series A-1, shall constitute an original additional contractual obligation of the

Corporation, whether or not the destroyed, lost or stolen certificate of Series A-1 shall be at any time enforceable by anyone. Any new certificate for Series A-1 delivered pursuant to this Section 11 shall be so dated that neither gain nor loss in interest shall result from such exchange. The provisions of this
Section 11 are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen certificate of Series A-1.

SECTION 11. AMENDMENT AND WAIVER. No amendment, modification or waiver shall be binding or effective with respect to any provision of Sections 1 to 12 hereof without the prior written consent of the holders of a majority of the shares of Series A-1 outstanding at the time such action is taken.

SECTION 12. NOTICES. Except as otherwise expressly provided hereunder, all notices referred to herein shall be in writing and shall be delivered by registered or certified mail, return receipt requested and postage prepaid, or by reputable overnight courier service, charges prepaid, and shall be deemed to have been given when so mailed or sent (i) to the Corporation, at its principal executive offices and (ii) to any stockholder, at such holder's address as it appears in the stock records of the Corporation (unless otherwise indicated by any such holder).

                                                                EXHIBIT 12(d)(v)

                                     ___________________

                   Certificate to Provide for the Designation, Preferences,
                     Rights, Qualifications, Limitations or
                    Restrictions Thereof, of the Series B Preferred Stock,
                        15% Redeemable Convertible Series

                                     ___________________

        Williams Controls, Inc., a Delaware corporation (the "Corporation"), hereby certifies that pursuant to the authority vested in the Board of Directors of the Corporation by the provisions of its Certificate of Incorporation, and by the provisions of Section 151 of The General Corporation Law of the State of Delaware, the Board of Directors adopted the following resolution:

        RESOLVED, there is hereby created a series of preferred stock, $.01 par value, of the Corporation, consisting of 150,000 shares of the authorized, but unissued preferred stock and designated the "Series B Preferred Stock" (hereinafter referred to as the "Series B"); and that to the extent that the terms, relative rights, preferences, qualifications and limitations of the Series B are not fixed and determined by the Certificate of Incorporation of the Corporation, as amended, they hereby are fixed and determined as set forth in Attachment A attached hereto.

I, being the duly authorized officer of the Corporation, do hereby certify under penalty of perjury that the foregoing resolution amending the Williams Controls, Inc. Certificate of Incorporation to provide for the designation, preferences, rights, qualifications, limitations or restrictions thereof, of the Series B Preferred Stock, 15% Redeemable Convertible Series is the act and deed of the Corporation and that the facts stated herein are true and, accordingly, have hereunto set my hand this _____ day of ___, 2002.

                                            /s/
                                            -----------------------

                                            Williams Controls, Inc.

                          -----------------------------

            Certificate to Provide for the Designation, Preferences,
          Rights, Qualifications, Limitations or Restrictions Thereof,
                        of the Series B Preferred Stock,
                        15% Redeemable Convertible Series

                          -----------------------------

SECTION 1. DESIGNATION, PAR VALUE AND NUMBER. 150,000 shares of authorized preferred stock of the Corporation are hereby constituted as a series of preferred stock, having a par value of $0.01 per share, designated as "Series B Preferred Stock, 15% Redeemable Convertible Series" hereinafter called "Series B". In accordance with the terms hereof, each share of Series B shall have the same relative rights as and be identical in all respects with each other share of Series B.

SECTION 2.     DIVIDENDS

         (a) Cumulative Dividends. When and as declared by the Corporation's Board of Directors and to the extent permitted under the General Corporation Law of State of Delaware, the Corporation shall pay preferential dividends in cash to the holders of shares of Series B as provided in this Section 2. Except as otherwise provided herein, cumulative preferential dividends on each share of Series B shall accrue on a daily basis at the rate of 15% per annum (the "Dividend Rate") on the sum of $100 plus accumulated and unpaid dividends thereon from and including the date of issuance of such share to and including the first to occur of (i) the date on which the amount payable pursuant to
Section 10(a) on such share is paid to the holder thereof in connection with the liquidation of the Corporation, (ii) the date on which such share is converted into shares of Conversion Stock (as defined below) as provided herein, (iii) the date on which such share is redeemed by the Corporation as provided herein or
(iv) the date on which such share is otherwise acquired by the Corporation. Such dividends shall accrue whether or not they have been declared and whether or not there are profits, surplus or other funds of the Corporation legally available for the payment of dividends. The date on which the Corporation initially issues any share shall be deemed to be its "date of issuance" regardless of the number of times transfer of such share is made on the stock records maintained by or for the Corporation and regardless of the number of certificates which may be issued to evidence such share. "Conversion Stock" means shares of the Corporation's Common Stock, par value $.01 per share; provided, that if there is a change such that the securities issuable upon conversion of the Series B are issued by an entity other than the Corporation or there is a change in the type or class of securities so issuable, then the term "Conversion Stock" shall mean one share of the security issuable upon conversion of the Series B if such security is issuable in shares, or shall mean the smallest unit in which such security is issuable if such security is not issuable in shares.

         (b) Dividend Reference Dates. To the extent not paid on January 2, April 1, July 1 and October 1 of each year, beginning October 1, 2002 (the "Dividend Reference Dates"), all dividends which have accrued on each share of Series B outstanding during the three-month period (or other period in the case of the initial Dividend Reference Date) ending upon each such Dividend Reference Date (each such period, a "Dividend Period") shall be accumulated and shall remain accumulated dividends with respect to such share until paid to the holder thereof.

         (c) Adjustment of Dividend Rate. Upon the occurrence of certain events described below, the Dividend Rate for each share of Series B outstanding shall be adjusted as follows:

         (i) in the event the Corporation fails to pay any amounts due American Industrial Partners Capital Fund III, L.P. ("AIP") or any of its affiliates (a "Payment Default") under the terms of any agreement with AIP or any of its affiliates (including without limitation that certain Series B Preferred Stock Purchase Agreement, dated as of May 31, 2002, by and among the Corporation, AIP and certain other investors (the "Purchase Agreement")), and such Payment Default is not cured within thirty days, then the Dividend Rate will increase by five percent for any Dividend Period during which such Payment Default exists at any time, and for the first Dividend Period commencing after the date on which such Payment Default is cured; and

         (ii) in the event that any of the following occur, the Dividend Rate shall be increased by five percent, effective as of the date of issuance of such share of Series B: (A) less than $10,000,000 of the Corporation's net operating loss was available for use without restriction pursuant to Section 382 of the Internal Revenue Code ("Section 382") immediately after the date of the closing of the transactions contemplated by the Purchase Agreement (the "Funding Date"), (B) if during the period of time beginning on the Funding Date and ending on the close of business on September 30, 2004 (the "Applicable Period") the Corporation shall have deducted in the aggregate, for federal income tax purposes, less than $5,800,000 of Additional Deductions (as defined below) in connection with its investment in Ajay Sports, Inc. and Proactive Acquisition Corp., (C) more than $3,500,000 of Excess Liabilities (as defined below) (x) have collectively either been paid by the Corporation after March 31, 2002 or are on the Corporation's balance sheet as of September 30, 2004, or (y) have collectively either been paid by the Corporation after March 31, 2002 or are on the Corporation's balance sheet as of the last day of the fiscal quarter immediately preceding a Change of Control (as defined below), or (D) the average of the sum of the Corporation's pre-tax net income, plus interest expense, plus depreciation and amortization ("EBITDA"), each calculated based on the Corporation's audited financial statements made in accordance with U.S. generally acceptable accounting principles ("GAAP") for the two fiscal years beginning after the Funding Date is less than $7,000,000.

"Additional Deduction" means a loss or deduction (collectively, "loss") that is deductible against the ordinary income of the Corporation, without regard to any loss or limitation of deductibility caused by the application of Section 382 of the Internal Revenue Code. "Excess Liabilities" means, without duplication, (1) trade payables, accrued expenses and other obligations of the Corporation's discontinued operations including AgroTek Williams, Inc., GeoFocus, Inc., Hardee Williams, Inc., Kenco Williams, Inc., Premier Plastics Technologies, Techwood Williams, Inc., Waccamaw Wheel Williams, Inc., Williams Technologies, Inc., and Williams World Trade, Inc., (2) any monetary obligations related to Ed Cicotte, Coyote Engineering Inc. or any of their respective affiliates, (3) vendor interest and the 1999 Catepillar Inc. invoice settlement of Williams Controls Industries, Inc. included in the Corporation's balance sheet as of March 31, 2002, (4) environmental liabilities in excess of $1,500,000 of the Corporation or any of its subsidiaries, and (5) any other specific liability (excluding ordinary course working capital liabilities) related to events or facts which occurred prior to the Funding Date (whether or not such liability arise prior to the Funding Date) which was not a component (or is in excess of the amount of such component) of the amount set forth on the face (as opposed to in the footnotes) of the Corporation's balance sheet as of March 31, 2002 (whether or not such liability was required to be a component of the amount set forth on such balance sheet). A "Change of Control" means any transaction, whether in a single transaction or series of related transactions, pursuant to which a person or group of related persons (other than AIP or any of its affiliates) (x) acquires, whether by merger, stock purchase, recapitalization, redemption, issuance of capital stock or otherwise, more than fifty percent of the shares of Common Stock (as defined below) outstanding on a "fully diluted basis", or (y) acquires assets constituting all or substantially all of the assets of the Corporation and its subsidiaries. "Common Stock" means, collectively, the Corporation's Common Stock, par value $.01 per share, and any capital stock of any class of the Corporation hereafter authorized which is not limited to a fixed sum or percentage of par or stated value in respect to the rights of the holders thereof to participate in dividends or in the distribution of assets upon any liquidation, dissolution or winding up of the Corporation. "Fully diluted basis" means, as of any date of determination, the number of shares of Common Stock outstanding plus (without duplication) all shares of Common Stock issuable, whether at such time or upon the passage of time or the occurrence of future events, upon the exercise, conversion or exchange of all then-outstanding rights, warrants, options, convertible securities, or exchangeable securities or indebtedness, or other rights, exercisable for or convertible or exchangeable into, directly or indirectly, Common Stock or securities exercisable for or convertible or exchangeable into Common Stock.

         (d) Participating Dividends. In the event that the Corporation declares or pays any dividends upon the Common Stock (whether payable in cash, securities or other property), the Corporation shall also declare and pay to the holders of the Series B at the same time that it declares and pays such dividends to the holders of the Common Stock, the dividends which would have been declared and paid with respect to the Common Stock issuable upon conversion of the Series B had all of the outstanding Series B been converted pursuant to Section 4 immediately prior to the record date for such dividend, or if no record date is fixed, the date as of which the record holders of Common Stock entitled to such dividends are to be determined.

         (e) Distribution of Partial Dividend Payments. Except as otherwise provided herein, if at any time the Corporation pays less than the total amount of dividends then accrued with respect to the Series B, such payment shall be distributed pro rata among the holders thereof based upon the aggregate accrued but unpaid dividends on the shares held by each such holder.

SECTION 3. PRIORITY. All shares of the Series B shall rank on a parity with each other and shall be senior to the Corporation's Series A Preferred Stock, 71/2% Redeemable Convertible Series (the "Series A"), the Corporation's Series A-1 Preferred Stock, Non-Redeemable Convertible Series (the "Series A-1"), the Common Stock of the Corporation, and any other class or series of stock of the Corporation hereafter created by the Board of Directors (in accordance with Section 8(b)) the terms of which do not expressly provide that it ranks on parity with or senior to the Series B, in all cases as to the payment of dividends and the distribution of assets upon the liquidation, dissolution or winding up of the Corporation.

SECTION 4.     VOLUNTARY CONVERSION RIGHTS.

         (a) Voluntary Conversion. Each holder of shares of Series B shall have the right, at any time and from time to time, at the holder's option, to convert all or any portion of such holder's shares of Series B into a number of validly issued, fully paid and non-assessable shares of Conversion Stock of the Corporation computed by multiplying the number of shares to be converted by the sum of $100 per share plus accrued and unpaid dividends on such share (the "Liquidation Preference"), and dividing the result by the Conversion Price (as defined below) in effect at the time of conversion. The initial Conversion Price is $0.85; provided, however, that notwithstanding the foregoing, the holders of shares of Series B shall have the right upon the occurrence of a Change of Control on or after the third anniversary of the Funding Date ("Third Anniversary") to convert the Liquidation Preference of their shares of Series B into a number of shares of Conversion Stock at a conversion price equal to the lesser of (i) the Conversion Price then in effect, and (ii) the price per share of Conversion Stock as valued in the Change of Control (which value shall not be subject to reduction for any escrow or other expenses payable by the holders of the Conversion Stock under the terms of the event underlying the Change of Control); provided, further, however, upon the occurrence of a Change of Control before the Third Anniversary, the Conversion Price shall be adjusted so that the holders of shares of Series B have the right to convert the Liquidation

Preference of their shares of Series B into a number of shares of Conversion Stock equal to the number of shares of Conversion Stock they would have received using the Conversion Price in effect immediately prior to the Change of Control had the Change of Control occurred on the Third Anniversary and had dividends accrued at the rate in effect on the date of the Change of Control until the Third Anniversary. The "Conversion Price" means the initial Conversion Price as adjusted from time to time pursuant to Section 6 below.

         (b) Method of Voluntary Conversion. In order to voluntarily convert shares of the Series B into Conversion Stock, the holder thereof shall surrender the certificate or certificates therefor, duly endorsed in blank at the principal office of the Corporation or its transfer agent, if any, or at such other office or offices, located in the United States as the Board of Directors may designate by written notice to all holders of Series B shares, and give written notice to the Corporation at said office that the holder elects to convert said shares of Series B. Shares of the Series B shall be deemed to have been converted as of the date (hereinafter called the "Conversion Date") of receipt by the Corporation of the surrender of such shares for conversion as provided above, and the person or persons entitled to receive the Conversion Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such Conversion Stock on such date.

         (c) Deliveries. As soon as practicable on or after the Conversion Date but in no event more than five business days thereafter, the Corporation will deliver by Federal Express or other nationally recognized overnight delivery service to the address of the holders who submitted the Series B for conversion:
(i) a certificate or certificates for the number of full shares of Conversion Stock issuable upon such conversion in such name or names and such denomination or denominations as the converting holder has specified, (ii) payment of the amount payable under Section 7(e) with respect to such conversion, and (iii) a certificate representing any shares of Series B which were represented by the certificate or certificates delivered to the Corporation in connection with such conversion but which were not converted.

SECTION 5. FORCED CONVERSION RIGHTS. The Corporation shall have the right in its sole discretion to force conversion of all of the shares of Series B into a number of validly issued, fully paid and non-assessable shares of Conversion Stock of the Corporation computed by multiplying the number of shares to be converted by the amount of the Liquidation Preference thereof and dividing the result by the Conversion Price in effect at the time of conversion at any time after the Third Anniversary so long as all shares of Series A, all shares of Series A-1 and all shares of any other class or series of preferred stock subordinate to the Series B have been converted or redeemed or are being converted or redeemed concurrently with the conversion of the Series B; provided, that (i) on the day the Corporation gives the holders of the Series B notice of forced conversion (the "Forced Conversion Notice Date") and on the Forced Conversion Date (as defined below), the Conversion Stock issuable upon conversion has been registered pursuant to the Securities Act of 1933, as amended, and such registration is then currently effective; (ii) the average weekly closing bid price of the Conversion Stock as listed on the over the counter bulletin board (the "OTC Bulletin Board") or wherever the Corporation's Conversion Stock then trades for each of twenty-six consecutive weeks (the "Test Period"), with the last day of the Test Period no more than ten days prior to the Forced Conversion Notice Date, is greater than or equal to 200% of the Conversion Price; (iii) each of the Corporation's audited EBITDA for the most recently-ended fiscal year end and the Corporation's EBITDA for the twelve month period ending on the last date of the last month preceding the Forced Conversion Notice Date exceed $12,000,000; and (iv) the average weekly trading volume of the Conversion Stock for the Test Period exceeds 2% of the shares of Conversion Stock then outstanding. Any notice of forced conversion must be given to all holders no less than thirty days nor more than forty-five days prior to the date set forth for conversion (the "Forced Conversion Date"). The Forced Conversion Date shall be postponed for a period of up to twenty-four months if the holders of a majority of the shares of Series B then outstanding agree to waive all dividends on such shares during such period.

SECTION 6. ANTI-DILUTION ADJUSTMENTS. The Conversion Price shall be adjusted as follows:

         (a) Amendment to the Certificate of Incorporation. In the case of any amendment to the Certificate of Incorporation of the Corporation to change the designation of the Conversion Stock or the rights, privileges, restrictions or conditions in respect to the Conversion Stock or division of the Conversion Stock, the Series B shall be adjusted so as to provide that upon conversion thereof the holder shall receive, in lieu of shares of Conversion Stock theretofore issuable upon such conversion, the kind and amount of shares, other securities, money and property receivable upon such designation, change or division by such holder had such holder converted such holder's shares of Series B into Conversion Stock in accordance with Section 4 immediately prior to such designation, change or division. The Series B shall be deemed thereafter to provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section 6. The provisions of this Section 6(a) shall apply in the same manner to successive reclassifications, changes, consolidations and mergers.

         (b) Stock Splits; Stock Dividends. If the Corporation shall at any time subdivide its outstanding shares of Common Stock into a greater number of shares of Common Stock, or declare a dividend or make any other distribution upon the Common Stock payable in shares of Common Stock, the Conversion Price in effect immediately prior to such subdivision or dividend or other distribution shall be proportionately reduced, and conversely, in case the outstanding shares of Common Stock shall be combined into a smaller number of shares of Common Stock, the Conversion Price in effect immediately prior to such combination shall be proportionately increased.

         (c) Issuance of Additional Securities. In case the Corporation shall issue or otherwise sell or distribute shares of Common Stock, or in accordance with Section 6(d) or 6(e) is deemed to have issued or otherwise sold or distributed any shares of Common Stock, for a consideration per share in cash or property at a price less than the then effective Conversion Price, the Conversion Price then in effect shall automatically be reduced by multiplying the then Conversion Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance, sale or distribution plus the number of shares of Common Stock which the aggregate consideration received or to be received by the Corporation for such issuance, sale or distribution (such consideration, if other than cash, as determined by the Board of Directors including a majority of the Directors who are not officers or employees of the Corporation or any of its subsidiaries, whose determination shall be conclusive and described in a resolution of the Board of Directors) would purchase at the then Conversion Price per share, and the denominator of which shall be the number of shares of Common Stock outstanding immediately after giving effect to such issuance, sale or distribution. For the purposes of this clause (c), the number of outstanding shares of Common Stock shall be deemed to include the Common Stock issuable upon conversion of the Series A, the Series A-1, the Series B and any other securities or other rights convertible into Common Stock then outstanding.

         (d) Issuance of Options, Warrants or Other Rights to Acquire Common Stock. If the Corporation in any manner grants or sells any options, warrants or other rights to acquire Common Stock and the price per share for which Common Stock is issuable upon the exercise of such options, warrants or other rights or upon conversion or exchange of any convertible securities issuable upon exercise of such options, warrants or other rights is less than the Conversion Price in effect immediately prior to the time of the granting or sale of such options, warrants or rights, then the total maximum number of shares of Common Stock issuable upon the exercise of such options, warrants or rights or upon conversion or exchange of the total maximum amount of such convertible securities issuable upon the exercise of such options, warrants or rights shall be deemed to be outstanding and to have been issued and sold by the Corporation at the time of the granting or sale of such options, warrants or rights for such price per share. For purposes of this clause (d), the "price per share for which Common Stock is issuable" shall be determined by dividing (i) the total amount, if any, received or receivable by the Corporation as consideration for the granting or sale of such options, warrants or rights, plus the minimum aggregate amount of additional consideration payable to the Corporation upon exercise of all such options, warrants or rights, plus in the case of such options, warrants and rights which relate to convertible securities, the minimum aggregate amount of additional consideration, if any, payable to the Corporation upon the issuance or sale of such convertible securities and the conversion or exchange thereof, by (ii) the total maximum number of shares of Common Stock issuable upon the exercise of such options, warrants or rights or upon the conversion or exchange of all such convertible securities issuable upon the exercise of such options, warrants and rights. No further adjustment of the Conversion Price shall be made when convertible securities are actually issued upon the exercise of such options, warrants and rights or when Common Stock is actually issued upon the exercise of such options, warrants and rights or the conversion or exchange of such convertible securities.

         (e) Issuance of Securities Convertible or Exchangeable into Common Stock. If the Corporation in any manner issues or sells any convertible securities and the price per share for which Common Stock is issuable upon conversion or exchange thereof is less than the Conversion Price in effect immediately prior to the time of such issue or sale, then the maximum number of shares of Common Stock issuable upon conversion or exchange of such convertible securities shall be deemed to be outstanding and to have been issued and sold by the Corporation at the time of the issuance or sale of such convertible securities for such price per share. For the purposes of this clause (e), the "price per share for which Common Stock is issuable" shall be determined by dividing (i) the total amount received or receivable by the Corporation as consideration for the issue or sale of such Convertible Securities, plus the minimum aggregate amount of additional consideration, if any, payable to the Corporation upon the conversion or exchange thereof, by (ii) the total maximum number of shares of Common Stock issuable upon the conversion or exchange of all such convertible securities. No further adjustment of the Conversion Price shall be made when Common Stock is actually issued upon the conversion or exchange of such convertible securities, and if any such issue or sale of such convertible securities is made upon exercise of any options, warrants and rights for which adjustments of the Conversion Price had been or are to be made pursuant to other provisions of this Section 6, no further adjustment of the Conversion Price shall be made by reason of such issue or sale.

         (f) Change in Option Price or Conversion Rate; Expiration. If the purchase price provided for in any options, warrants or rights to acquire Common Stock, the additional consideration, if any, payable upon the conversion or exchange of any convertible securities or the rate at which any convertible securities are convertible into or exchangeable for Common Stock changes at any time, the Conversion Price in effect at the time of such change shall be immediately adjusted to the Conversion Price which would have been in effect at such time had such options, warrants, rights to acquire Common Stock or convertible securities still outstanding provided for such changed purchase price, additional consideration or conversion rate, as the case may be, at the time initially granted, issued or sold. Upon the expiration of any options, warrants or rights to acquire Common Stock for which an adjustment to the Conversion Price had been made, the Conversion Price in effect at the time of such expiration shall be immediately adjusted to the Conversion Price which would have been in effect at such time had such options, warrants or rights to acquire Common Stock been exercisable only for the number of shares of Common Stock actually issued upon the exercise of such options, warrants or rights to acquire Common Stock. Notwithstanding the foregoing, no adjustment under this clause (f) shall at any time cause the Conversion Price hereunder to be increased to an amount which exceeds the Conversion Price in effect on the applicable original adjustment date.

         (g) Treasury Shares. The number of shares of Common Stock outstanding at any given time shall not include shares owned or held by or for the account of the Corporation or any subsidiary thereof, and the disposition of any shares so owned or held shall be considered an issue or sale of Common Stock.

         (h) Certain Events. If any event occurs of the type contemplated by the provisions of this Section 6 but not expressly provided for by such provisions, then the Corporation's Board of Directors shall make an appropriate adjustment in the Conversion Price so as to protect the rights of the holders of Series B; provided that no such adjustment shall increase the Conversion Price as otherwise determined pursuant to this Section 6 or decrease the number of shares of Conversion Stock issuable upon conversion of each share of Series B.

         (i) Exception. Notwithstanding anything herein to the contrary, no adjustment shall be made to the Conversion Price pursuant to this Section 6 upon the exercise of any options, warrants or other rights to purchase Common Stock outstanding as of the Funding Date, upon the issuance of shares of the Series A-1, upon the issuance of any dividends on securities outstanding as of the Funding Date or on the Series A-1, or upon conversion of the Series A, the Series A-1, the Series B or any securities or other rights convertible into Common Stock, which options, warrants, securities or other rights were outstanding as of the Funding Date. Notwithstanding anything herein to the contrary, no adjustment shall be made to the Conversion Price pursuant to this
Section 6 for (i) any options, warrants or other rights to purchase Common Stock granted to officers, directors or employees of, or consultants to, the Corporation pursuant to a warrant, stock grant, option agreement or plan, purchase plan or other employee stock incentive program or agreement approved by the Board of Directors, or (ii) securities issued in connection with the acquisition by the Corporation of another business entity or majority ownership thereof approved by the Board of Directors.

SECTION 7.     ADDITIONAL CONVERSION MATTERS.

         (a) Recapitalization, Reorganization, Reclassification, Consolidation, Merger or Sale. Any recapitalization, reorganization, reclassification, consolidation, merger, sale of all or substantially all of the Corporation's assets or other transaction, in each case which is effected in such a manner that the holders of Conversion Stock are entitled to receive (either directly or upon subsequent liquidation) with respect to or in exchange for Conversion Stock, shares of the Corporation's stock or other securities (other than shares of Conversion Stock and other than securities for which an adjustment is otherwise provided in Section 6), stock or other securities of other persons, assets (excluding cash dividends) or options, warrants or rights (excluding options and warrants to purchase and rights to subscribe for Conversion Stock or other securities of the Corporation convertible into or exchangeable for Conversion Stock), is referred to herein as an "Organic Change". Unless shares of Series B are converted to Conversion Stock prior to an Organic Change, then prior to the consummation of any such Organic Change, the Corporation shall make appropriate provisions (in form and substance reasonably satisfactory to the holders of a majority of the Series B then outstanding) to ensure that each of the holders of Series B shall thereafter have the right to acquire and receive, in lieu of or in addition to (as the case may be) the shares of Conversion Stock immediately theretofore acquirable and receivable upon the conversion of such holder's Series B, such shares of stock, securities or assets as such holder would have received in connection with such Organic Change if such holder had converted its Series B immediately prior to such Organic Change. In each such case, the Corporation shall also make appropriate provisions (in form and substance reasonably satisfactory to the holders of a majority of the Series B Preferred then outstanding) to insure that the provisions of this Certificate of Designation shall thereafter be applicable to the Series B (including, in the case of any such consolidation, merger or sale in which the successor entity or purchasing entity is other than the Corporation, an immediate adjustment of the Conversion Price to the value for the Conversion Stock reflected by the terms of such consolidation, merger or sale, and a corresponding immediate adjustment in the number of shares of Conversion Stock acquirable and receivable upon conversion of Series B, if the value so reflected is less than the Conversion Price in effect immediately prior to such consolidation, merger or sale). The Corporation shall not effect any such consolidation, merger or sale, unless prior to the consummation thereof, the successor entity (if other than the Corporation) resulting from consolidation or merger or the entity purchasing such assets assumes by written instrument (in form and substance reasonably satisfactory to the holders of a majority of the Series B then outstanding), the obligation to deliver to each such holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such holder may be entitled to acquire. For clarification purposes only, nothing in this Section 7(a) shall effect the right of a holder of Series B to convert such holder's shares pursuant to Section 4.

         (b) Record of Conversion Price. Whenever the shares of Common Stock or other types of securities or assets receivable upon conversion of the Series B shall be adjusted as provided in Section 6, the Corporation shall forthwith obtain and file with its corporate records a certificate or letter from a firm of independent public accountants of recognized standing (which may be the Corporation's then independent certified public accountants) setting forth the computation and the adjusted number of shares of Common Stock or other securities or assets resulting from such adjustments, and a copy of such certificate or letter shall be mailed to the holders hereof. Any such certificate or letter shall be conclusive evidence as to the correctness of the adjustment or adjustments referred to therein and shall be available for inspection by any holders of the Series B on any day during normal business hours.

         (c) Notice.

             (i) Immediately upon any adjustment of the Conversion Price, the Corporation shall give written notice thereof to all holders of Series B, setting forth in reasonable detail and certifying the calculation of such adjustment.

             (ii) The Corporation shall give written notice to all holders of Series B at least 20 days prior to the date on which the Corporation closes its books or takes a record (A) with respect to any dividend or distribution upon Common Stock, (B) with respect to any pro rata subscription offer to holders of Common Stock or (C) for determining rights to vote with respect to any Organic Change, dissolution or liquidation.

             (iii) The Corporation shall also give written notice to the holders of Series B at least 20 days prior to the date on which any Organic Change shall take place.

         (d) Reservation of Shares. The Corporation shall at all times reserve and keep available out of its authorized but unissued Common Stock, for the purpose of effecting the conversion of the shares of the Series B, the full number of shares of Common Stock then deliverable upon the conversion of all shares of the Series B then outstanding.

         (e) Fractional Shares. No fractional shares of Common Stock are to be issued upon conversion. The Corporation shall pay a cash adjustment out of surplus in respect to any fraction of a share which would otherwise be issuable, in an amount equal to the fair market value of the Common Stock which shall be the same fraction of the last price per share at which the Common Stock was sold on any principal stock exchange on which such stock is then listed or admitted to trading, prior to the opening of business on the conversion date, or if no sale of such stock takes place on such day on such exchange, the average of the closing bid and asked prices on such day as officially quoted on such exchange, or if such stock shall not at the time be listed or admitted to trading on any stock exchange, the average of the last bid and asked prices for such stock on such day in the OTC Bulletin Board prior to the opening of business on the conversion date, or, if the Common Stock is not then included in the OTC

Bulletin Board, as furnished by the National Quotation Bureau, Inc. or if such firm is not at the time engaged in the business of reporting such prices, as furnished by any firm then engaged in such business or by any member of the National Association of Securities Dealers, Inc., selected by the Corporation. If the Common Stock is not then publicly traded, fair market value shall be determined in good faith by the Corporation's Board of Directors.

         (f) Transfer Taxes. The Corporation will pay any and all transfer taxes that may be payable in respect of the issue or delivery of shares of Common Stock on conversion of shares of the Series B pursuant hereto.

         (g) Status of Common Stock. All Common Stock that may be issued upon conversion of the Series B will, upon issuance, be validly issued, fully paid and non-assessable and free from all taxes, liens and charges with respect to the issuance thereof.

         (h) Close of Books. The Corporation shall not close its books against the transfer of Series B or of Conversion Stock issued or issuable upon conversion of Series B in any manner which interferes with the timely conversion of Series B. The Corporation shall assist and cooperate with any holder of Shares required to make any governmental filings or obtain any governmental approval prior to or in connection with any conversion of Shares hereunder (including, without limitation, making any filings required to be made by the Corporation).

SECTION 8.     VOTING.

         (a) Election of Directors. In the election of directors of the Corporation, the holders of the Series B voting as a separate class to the exclusion of all other classes shall be entitled to elect a minimum majority of the directors to serve on the Corporation's Board of Directors (which minimum majority shall initially be four (4) of seven (7) directors), until such directors' successors are duly elected by the holders of the Series B or are removed from office by the holders of the Series B (the "Class B Directors"). If the number of Class B Directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain or attain, if possible, the equality of the number of Class B Directors in each class. If such equality is not possible, the increase or decrease shall be apportioned among the classes in such a way that the difference in the number of Class B Directors in any two classes shall not exceed one. In no case will a decrease in the number of Class B Directors shorten the term of any incumbent Class B Director. If the holders of the Series B for any reason fail to elect anyone to fill any such directorship, such position shall remain vacant until such time as the holders of the Series B elect a director to fill such position; provided, that in the interim, directors elected by the holders of Series B shall be entitled by resolution or vote to fill such directorship; provided further, that three of the initial Class B Directors shall be the individuals appointed to the Board of Directors as of the Funding Date by the Corporation's Board of Directors at its meeting on June 26, 2002, namely (i) W. Richard Bingham, who will serve as a Class II director of the Corporation, (ii) Kirk R. Ferguson, who will serve as a Class I director of the Corporation, and (iii) R. Eugene Goodson, who will serve as a Class II director of the Corporation. The fourth initial Class B Director shall serve as a Class III director of the Corporation and shall be appointed or elected after the Funding Date. Until the second anniversary of the Funding Date, the holders of the Series B shall be entitled to vote together with the holders of Common Stock, Series A and Series A-1 on the election of the remaining directors as a single class with (i) each share of Common Stock entitled to one vote, (ii) each share of Series A entitled to one vote for each share of Common Stock issuable upon conversion pursuant to Section 4 of that certain Certificate to Provide for the Designation, Preferences, Rights, Qualifications, Limitations or Restrictions Thereof, of the Series A Preferred Stock, 71/2% Redeemable Convertible Series (the "Series A Designation"), (iii) each share of Series A-1 entitled to one vote for each share of Common Stock issuable upon conversion pursuant to Section 4 of that certain Certificate to Provide for the Designation, Preferences, Rights, Qualifications, Limitations or

Restrictions Thereof, of the Series A-1 Preferred Stock, Non-Redeemable Convertible Series (the "Series A-1 Designation"), and (iv) each share of Series B entitled to one vote for each share of Common Stock issuable upon conversion pursuant to Section 4 hereof, in all cases as of the record date of such vote or, if no record date is specified, as of the date of such vote. On and after the second anniversary of the Funding Date, the holders of the Series B shall not be entitled to vote together with the holders of the Common Stock, the Series A and the Series A-1 on the election of the remaining directors.

         (b) Voting as a Separate Class. The Corporation shall not, without the consent of the holders of at least a majority of the shares of the Series B then outstanding, voting as a separate class to the exclusion of all other classes:

              (i) create, authorize or issue any stock ranking equal to or senior to the Series B as to dividends or distributions, or any obligation or security convertible into shares of any such senior stock;

              (ii) amend, alter, change, or repeal any of the express terms of the Series B; or

              (iii) pay any dividends to any holder of any class of capital stock of the Corporation.

         (c) Other Voting Rights. The holders of the Series B shall be entitled to vote on all matters, other than those described above in clause (a) or (b) of this Section 8, in which holders of Common Stock, Series A and Series A-1 are entitled to vote, voting together with holders of the Common Stock, the Series A and the Series A-1 as a single class with (i) each share of Common Stock entitled to one vote, (ii) each share of Series A entitled to one vote for each share of Common Stock issuable upon conversion pursuant to Section 4 of the Series A Designation, (iii) each share of Series A-1 entitled to one vote for each share of Common Stock issuable upon conversion pursuant to Section 4 of the Series A-1 Designation, and (iv) each share of Series B entitled to one vote for each share of Common Stock issuable upon conversion pursuant to Section 4 hereof, in all cases as of the record date of such vote or, if no record date is specified, as of the date of such vote. The holders of the Series B shall be entitled to receive all communications sent by the Corporation to the holders of Common Stock.

         (d) Except as provided in Section 8(b) or by Delaware law, holders of shares of the Series B shall not be entitled to vote as a separate class.

SECTION 9.     MANDATORY REDEMPTION.

         (a) Mandatory Redemption. Except as provided in Section 9(e), on the first to occur of the seventh anniversary of the Funding Date and a Change of Control (or as soon as practical thereafter), the Corporation shall redeem all outstanding shares of Series B (i) in the case of redemption on the seventh anniversary of the Funding Date, at a price per share equal to the product of
(x) 100%, and (y) the Liquidation Preference, and (ii) in the event of a Change of Control, at a price per share equal to the product of (x) 100% plus the then Dividend Rate, and (y) the Liquidation Preference (each such price shall be referred to as the "Redemption Price").

         (b) Notice of Redemption. The Corporation shall give written notice by certified mail, return receipt requested, postage prepaid to each holder of the Series B, at each such holder's last address appearing on the books of the Corporation (but no failure to receive such a notice by any holder, so long as mailed in accordance with the provisions herein, shall affect the validity of the redemption of all shares of Series B) of a redemption (x) in the case of a redemption on the seventh anniversary of the Funding Date, not more than 60 nor less than 30 days prior to such seventh anniversary, and (y) in the event of a

Change of Control, promptly after the Corporation obtains knowledge that a Change of Control has occurred or is proposed to occur. Each notice of redemption of shares of the Series B shall state:

              (i) the redemption date (which in the event of a Change of Control, shall be not more than 30 nor less than 10 days after the date the Corporation sends the notice of redemption),

              (ii)    the Redemption Price,

              (iii)   the Conversion Price on the date of notice,

              (iv) the place or places where certificates for such shares of the Series B to be redeemed are to be surrendered for conversion or for payment of the Redemption Price, and

              (v) in the event of a Change of Control, a description of the material terms of the Change of Control.

         (c) Conversion Prior to the Redemption. At any time prior to the redemption date, the holders of a majority of the then outstanding shares of Series B shall be entitled to elect, on behalf of each holder of Series B, to convert each share's Redemption Price into Common Stock based on the Conversion Price.

         (d) Rights Following Redemption. If notice of redemption shall have been duly given as provided in Section 9(b), and if, on the redemption date, funds necessary for such redemption have been deposited in trust with a bank or trust company, or have been set aside, in trust, by the Corporation, for the purpose of redeeming shares of the Series B, the shares of the Series B called for redemption shall, as of the close of business on the redemption date, no longer be transferable on the books of the Corporation and shall no longer be deemed to be outstanding, the right to receive dividends thereon shall cease to accrue, and all rights with respect to such shares so called for redemption shall terminate, except only the right of the holders thereof to receive the Redemption Price, without interest thereon, upon surrender of the certificates for such shares.

         (e) Remaining Outstanding. Notwithstanding anything in Section 9(a) to the contrary, the holders of a majority of the then outstanding shares of Series B shall be entitled to elect, on behalf of each holder of Series B, to not have the Series B redeemed pursuant to this Section 9, by sending written notice to the Corporation of such request not less than five business days prior to the redemption date. Such election shall be irrevocable once made; provided, that the provisions of this Section 9 shall still apply in the event of a subsequent mandatory redemption.

         (f) Insufficient Funds. Subject to the rights of series of preferred stock which may from time to time come into existence, if funds of the Corporation legally available for redemption of shares of Series B on the redemption date are insufficient to redeem all shares of Series B, those funds which are legally available will be used to redeem the maximum possible number of such shares ratably among the holders of such shares. Subject to the rights of series of preferred stock which may from time to time come into existence, at any time thereafter when additional funds of the Corporation become legally available for the redemption of shares of Series B, such funds will immediately be used to redeem the balance of the shares ratably among the holders of such shares. For clarification purposes only, failure by the Corporation to redeem all shares of Series B on the redemption date shall constitute a Payment Default pursuant to Section 2(c)(i).

         (g) Escheat. In case any holder of shares of the Series B which shall have been redeemed shall not, within three years of the date of redemption thereof, claim the amount deposited in trust for the redemption of such shares, the bank or trust company with which such funds were deposited, upon request of the Corporation, shall pay over to the Corporation such unclaimed amount and shall thereupon be relieved of all responsibility in respect thereof. The Corporation shall not be required to hold the amount so paid over to it, or any amount theretofore set aside by it, in trust after such three-year period, separate and apart from its other funds, and thereafter the holders of such shares of the Series B shall look only to the Corporation for payment of the Redemption Price thereof, without interest. All liability of the Corporation to any holder of shares of the Series B for payment of the Redemption Price for shares of the Series B called for redemption shall cease and terminate as of the close of business on the fourth anniversary of the redemption date for such shares.

         (h) Cancellation of Shares. Shares of the Series B redeemed pursuant to this Section 9 shall be canceled by the Corporation and thereafter shall be authorized and unissued shares of preferred stock, undesignated as to series, subject to reissuance by the Corporation as shares of any series of preferred stock other than the Series B.

SECTION 10.    LIQUIDATION.

         (a) Liquidation Preference. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation (hereinafter collectively called "liquidation"), before any amount shall be paid to or set aside for, or any assets shall be distributed among, the holders of shares of Series A, Series A-1, Common Stock or of any other equity security of the Corporation subordinate to the Series B as provided in Section 3 hereof, each holder of a share of the Series B shall be entitled to receive out of the assets of the Corporation or the proceeds thereof, the higher of (i) a preferential payment in an amount equal to the Liquidation Preference thereof, and (ii) the value of the Common Stock issuable upon conversion of the Series B had all of the outstanding Series B been converted immediately prior to liquidation.

         (b) Proportional Rights. In the event the amount available for distribution as liquidation preference payments to holders of the Series B and any other stock ranking on a parity therewith is insufficient to pay the full amount of their respective preferences, such amount shall be divided among and paid to such holders ratably in proportion to the respective amounts which would be payable to such holders if their respective liquidation preferences were to be paid in full.

         (c) Insufficient Funds. In the event any liquidation preference payment to be made on the shares of the Series B shall amount in the aggregate to less than the Liquidation Preference thereof, the Corporation in its discretion may require the surrender of certificates for shares of the Series B and issue a replacement certificate or certificates, or it may require the certificates evidencing the shares in respect of which such payments are to be made to be presented to the Corporation, or its agent, for notation thereon of the amounts of the liquidation preference payments made in respect of such shares. In the event a certificate for shares of the Series B on which payment of one or more partial liquidation preferences has been made is presented for exchange or transfer shall bear an appropriate notation as to the aggregate amount of liquidation preference payments theretofore made in respect thereof.

         (d) Merger or Sale. Neither the consolidation or merger of the Corporation into or with any other entity or entities (whether or not the Corporation is the surviving entity), nor the sale or transfer by the Corporation of all or any part of its assets, nor the reduction of the capital stock of the Corporation nor any other form of recapitalization or reorganization affecting the Corporation shall be deemed to be a liquidation, dissolution or winding up of the Corporation for the purposes of this Section 10.

SECTION 11.    REPLACEMENT CERTIFICATES.

         (a) Mutilated Certificate. If any mutilated certificate of Series B is surrendered to the Corporation, the Corporation shall execute and deliver in exchange therefor a new certificate for Series B of like tenor and principal amount, bearing a number not contemporaneously outstanding.

         (b) Destroyed, Lost or Stolen Certificate. If there is delivered to the Corporation (i) evidence to its reasonable satisfaction of the destruction, loss or theft of any certificate of Series B and (ii) such reasonable security or indemnity as may be required by it to save it harmless, then, in the absence of notice to the Corporation that such certificate of Series B has been acquired by a bona fide purchaser, the Corporation shall execute and deliver in lieu of any such destroyed, lost or stolen certificate of Series B, a new certificate of Series B of like tenor and principal amount and bearing a number not contemporaneously outstanding.

         (c) Status of New Certificate. Upon the issuance of any new certificate of Series B under this Section 11, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses connected therewith. Every new certificate of Series B issued pursuant to this Section 11 in lieu of any destroyed, lost or stolen certificate of Series B, shall constitute an original additional contractual obligation of the Corporation, whether or not the destroyed, lost or stolen certificate of Series B shall be at any time enforceable by anyone. Any new certificate for Series B delivered pursuant to this Section 11 shall be so dated that neither gain nor loss in interest shall result from such exchange. The provisions of this Section 11 are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen certificate of Series B.

SECTION 12. AMENDMENT AND WAIVER. No amendment, modification or waiver shall be binding or effective with respect to any provision of Sections 1 to 13 hereof without the prior written consent of the holders of a majority of the shares of Series B outstanding at the time such action is taken.

SECTION 13. NOTICES. Except as otherwise expressly provided hereunder, all notices referred to herein shall be in writing and shall be delivered by registered or certified mail, return receipt requested and postage prepaid, or by reputable overnight courier service, charges prepaid, and shall be deemed to have been given when so mailed or sent (i) to the Corporation, at its principal executive offices and (ii) to any stockholder, at such holder's address as it appears in the stock records of the Corporation (unless otherwise indicated by any such holder).

                                                              Exhibit 12(d)(vi)
                           CERTIFICATE OF ELIMINATION
                                       OF
                  THE 10% MANDATORY CONVERTIBLE PREFERRED STOCK

(Pursuant to Section 151 of the General Corporation Law of the State of
Delaware)

    Williams Controls, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), in accordance with the provisions of Section 103 thereof, DOES HEREBY CERTIFY THAT:

        1. At a meeting of the Board of Directors of the Corporation, resolutions were duly adopted setting forth the proposed elimination of the 10% Mandatory Convertible Preferred Stock as set forth herein:

        "RESOLVED, that there are no shares of the Corporation's 10% Mandatory Convertible Preferred Stock (the "Mandatory Convertible Preferred") outstanding, and no shares will be issued pursuant to the Certificate of the Powers, Designations, Preferences and Relative, Participating, Optional and Other Special Rights of the 10% Mandatory Convertible Preferred Stock filed with the Secretary of State of the State of Delaware on December 20, 1988; and

        FURTHER RESOLVED, that the President of the Corporation is hereby authorized and directed to prepare or cause to be prepared a Certificate providing for the elimination of the Mandatory Convertible Preferred, and to execute and deliver such certificate to the Secretary of State of the State of Delaware for filing."

        2. None of the authorized shares of the 10% Mandatory Convertible Preferred Stock of the Corporation are now outstanding and none will be issued.

        3. In accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware, the Corporation's Certificate of Incorporation, as amended, is hereby amended to eliminate all references to the Mandatory Convertible Preferred.

        IN WITNESS WHEREOF, the Corporation has caused this Certificate of Elimination of the 10% Mandatory Convertible Preferred Stock of the Corporation to be signed by the Corporation's Chief Executive Officer and President this 1st day of July, 2002.

                                       WILLIAMS CONTROLS, INC.



                                       By:/s/THOMAS K. ZIEGLER
                                          ------------------------------------
                                       Name: Thomas K. Ziegler
                                       Title: Chief Executive Officer and
                                               President

                                                             EXHIBIT 12(d)(vii)

                          REGISTRATION RIGHTS AGREEMENT

        This REGISTRATION RIGHTS AGREEMENT (this "Agreement"), dated as of July __, 2002, is made by and among Williams Controls, Inc., a Delaware corporation (the "Company"), American Industrial Partners Capital Fund III, L.P., a Delaware limited partnership ("AIP"), Dolphin Offshore Partners, L.P. and the other persons who have executed this Agreement (or have otherwise agreed to be bound by the provisions hereof by executing a Joinder Agreement in the form attached hereto as Exhibit A (the "Joinder Agreement") in compliance with Section 2(e) below (collectively with AIP, the "Security Owners"). Capitalized terms used but not otherwise defined herein shall have the meaning set forth in Section 1 hereof.

        WHEREAS, the Security Owners have acquired shares of the Company's Series B Preferred Stock, 15% Redeemable Convertible Series, par value $.01 per share (the "Preferred Stock") pursuant to that certain Series B Preferred Stock Purchase Agreement, dated as of May 31, 2002, by and among the Company, AIP and the other Security Owners listed therein (as amended, restated or modified from time to time, the "Purchase Agreement").

        NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

        Definitions. As used herein, the following terms shall have the following meanings.

        "Affiliate" shall mean, as to any Person, any other Person which directly or indirectly controls, or is under common control with, or is controlled by, such Person. As used in this definition, "control" (including, with its correlative meanings, "controlled by" and "under common control with") shall mean possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise).

        "Common Stock" means the Company's common stock, par value $.01 per share and any other securities issuable with respect thereto by way of stock split, stock dividend or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization.

        "Conversion Shares" means the shares of Common Stock issued or issuable upon conversion of the Preferred Stock.

        "Exchange Act" means the Securities Exchange Act of 1934, as amended.

        "NASDAQ" has the meaning set forth in Section 4(d) of this Agreement.

        "Person" means an individual, a partnership, a corporation, an association, a joint stock company, a limited liability company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

        "Piggyback Registration" has the meaning set forth in Section 3(a) of this Agreement.

        "Registration Expenses" means, except as otherwise set forth herein, all expenses incident to the Company's performance of or compliance with this Agreement, including, without limitation, all registration and filing fees, fees and expenses of compliance with securities or blue sky laws, printing expenses, stock exchange listing fees, messenger and delivery expenses, and fees and disbursements of counsel for the Company and all independent certified public accountants, underwriters (excluding discounts and commissions) and other Persons retained by the Company.

        "Registrable Securities" means (i) the Conversion Shares issued or issuable upon conversion of the Series B Preferred Stock (including the additional Conversion Shares that may be issued pursuant to the anti-dilution rights of the Series B Preferred Stock) and (ii) any shares of capital stock issued or issuable with respect to the Conversion Shares or the Series B Preferred Stock as a result of any stock split, stock dividend, recapitalization, exchange or similar event or otherwise, without regard to any limitations on conversions of the Series B Preferred Stock. Notwithstanding the foregoing, any Registrable Securities sold pursuant to a registered offering as provided by Section 2 or 3 of this Agreement or pursuant to Rule 144 under the Securities Act shall no longer be considered Registrable Securities. For the purposes of this Agreement, a Person will be deemed to be a holder of Registrable Securities whenever such Person has the right to acquire directly or indirectly such Registrable Securities (upon conversion or exercise in connection with a transfer of securities or otherwise, but disregarding any restrictions or limitations upon the exercise of such right), whether or not such acquisition has actually been effected.

        "Rule 144" means Rule 144 under the Securities Act (or any similar rule then in force).

        "SEC" means the Securities and Exchange Commission or any successor entity.

        "Securities Act" means the Securities Act of 1933, as amended.

        "Shelf Registration" means a registration of any or all of the Registrable Securities pursuant to Rule 415 of the Securities Act.

        "Takedown" has the meaning set forth in Section 2(b) of this Agreement.

        SHELF REGISTRATIONS.

        SHELF REGISTRATION. AS SOON AS POSSIBLE BUT IN NO EVENT LATER THAN 180 DAYS AFTER THE DATE HEREOF, THE COMPANY SHALL FILE WITH THE SEC A REGISTRATION STATEMENT ON FORM S-1 UNDER THE SECURITIES ACT FOR THE SHELF REGISTRATION PURSUANT TO WHICH ANY OR ALL OF THE REGISTRABLE SECURITIES MAY BE SOLD. THE COMPANY SHALL USE ITS REASONABLE BEST EFFORTS TO CAUSE THE SHELF REGISTRATION TO BE DECLARED EFFECTIVE UNDER THE SECURITIES ACT AS SOON AS PRACTICAL AFTER FILING (BUT IN NO EVENT LATER THAN THE FIRST-YEAR ANNIVERSARY OF THE DATE HEREOF) AND, ONCE EFFECTIVE, THE COMPANY SHALL CAUSE SUCH SHELF REGISTRATION TO REMAIN EFFECTIVE UNTIL THE FIRST TO OCCUR

OF (I) THE DATE ON WHICH ALL REGISTRABLE SECURITIES HAVE BEEN SOLD PURSUANT TO THE SHELF REGISTRATION AND (II) THE DATE AS OF WHICH THERE ARE NO LONGER ANY REGISTRABLE SECURITIES IN EXISTENCE.

        TAKEDOWN. IF HOLDERS OF A MAJORITY OF REGISTRABLE SECURITIES NOTIFY THE COMPANY IN WRITING THAT THEY INTEND TO EFFECT THE SALE OF 25% OR MORE OF THE REGISTRABLE SECURITIES THEN HELD BY SUCH HOLDERS PURSUANT TO THE SHELF REGISTRATION (A "TAKEDOWN"), THE COMPANY SHALL NOT EFFECT ANY PUBLIC SALE OR DISTRIBUTION OF ITS EQUITY SECURITIES, OR ANY SECURITIES CONVERTIBLE INTO OR EXCHANGEABLE OR EXERCISABLE FOR ITS EQUITY SECURITIES, PURSUANT TO A REGISTRATION STATEMENT UNDER THE SECURITIES ACT DURING THE 90-DAY PERIOD BEGINNING ON THE DATE SUCH NOTICE OF A TAKEDOWN IS RECEIVED. WITHIN TEN DAYS AFTER RECEIPT OF ANY REQUEST FOR A TAKEDOWN, THE COMPANY WILL GIVE WRITTEN NOTICE OF SUCH REQUESTED REGISTRATION TO ALL OTHER HOLDERS OF REGISTRABLE SECURITIES AND WILL INCLUDE (SUBJECT TO THE PROVISIONS OF THIS AGREEMENT) IN SUCH REGISTRATION, ALL REGISTRABLE SECURITIES WITH RESPECT TO WHICH THE COMPANY HAS RECEIVED WRITTEN REQUESTS FOR INCLUSION THEREIN WITHIN TEN BUSINESS DAYS AFTER THE RECEIPT OF THE COMPANY'S NOTICE. IF A TAKEDOWN IS AN UNDERWRITTEN OFFERING, (I) THE COMPANY SHALL USE ITS REASONABLE BEST EFFORTS TO PROMPTLY AMEND THE SHELF REGISTRATION TO INCLUDE ANY INFORMATION REASONABLY REQUESTED TO BE INCLUDED THEREIN BY THE UNDERWRITERS OR HOLDERS OF REGISTRABLE SECURITIES, AND (II) THE HOLDERS OF THE REGISTRABLE SECURITIES MAY ALSO REQUEST THAT THE COMPANY REGISTER ANY OTHER SHARES OF COMMON STOCK THAT THEY HOLD AT THE TIME OF THE TAKEDOWN; PROVIDED, HOWEVER, THAT SUCH SHARES OF COMMON STOCK SHALL NOT BE CONSIDERED REGISTRABLE SECURITIES FOR PURPOSES OF THIS AGREEMENT.

        PRIORITY. IF IN CONNECTION WITH ANY TAKEDOWN, THE MANAGING UNDERWRITERS (SELECTED IN ACCORDANCE WITH CLAUSE (D) BELOW) ADVISE THE COMPANY THAT, IN THEIR OPINION, THE INCLUSION OF ANY OTHER SECURITIES OTHER THAN REGISTRABLE SECURITIES IN THE TAKEDOWN WOULD ADVERSELY AFFECT THE MARKETABILITY OF THE OFFERING, THEN NO SUCH SECURITIES SHALL BE PERMITTED TO BE INCLUDED. ADDITIONALLY, IF IN CONNECTION WITH SUCH AN OFFERING, THE NUMBER OF REGISTRABLE SECURITIES AND OTHER SECURITIES (IF ANY) REQUESTED TO BE INCLUDED IN SUCH TAKEDOWN EXCEEDS THE NUMBER OF REGISTRABLE SECURITIES AND OTHER SECURITIES WHICH CAN BE SOLD IN SUCH OFFERING WITHOUT ADVERSELY AFFECTING THE MARKETABILITY OF THE OFFERING, THE COMPANY SHALL INCLUDE IN SUCH TAKEDOWN (I) FIRST, THE REGISTRABLE SECURITIES REQUESTED TO BE INCLUDED IN SUCH TAKEDOWN (INCLUDING, FOR THE AVOIDANCE OF DOUBT, THE REGISTRABLE SECURITIES REQUESTED TO BE INCLUDED IN SUCH TAKEDOWN WITHIN TEN BUSINESS DAYS AFTER THE RECEIPT OF THE COMPANY'S NOTICE AS SET FORTH IN THE PENULTIMATE SENTENCE OF SECTION 2(B)), PRO RATA AMONG THE HOLDERS OF SUCH

REGISTRABLE SECURITIES ON THE BASIS OF THE NUMBER OF REGISTRABLE SECURITIES OWNED BY EACH SUCH HOLDER, (II) SECOND, OTHER SHARES OF COMMON STOCK THAT THE COMPANY IS OBLIGATED TO INCLUDE IN SUCH TAKEDOWN UNDER THE TERMS OF AGREEMENTS BETWEEN THE COMPANY AND OTHER PERSONS, AND (III) THIRD, OTHER SECURITIES REQUESTED TO BE INCLUDED IN SUCH TAKEDOWN TO THE EXTENT PERMITTED HEREUNDER.

        SELECTION OF UNDERWRITERS. THE HOLDERS OF A MAJORITY OF THE REGISTRABLE SECURITIES REQUESTED TO BE INCLUDED IN A TAKEDOWN SHALL HAVE THE RIGHT TO RETAIN AND SELECT AN INVESTMENT BANKER AND MANAGER TO ADMINISTER THE SHELF REGISTRATION AND ANY TAKEDOWN PURSUANT THERETO, SUBJECT TO THE CONSENT OF THE COMPANY, WHICH CONSENT WILL NOT BE UNREASONABLY WITHHELD. IN ADDITION TO THE PROVISIONS SET FORTH IN SECTION 5 BELOW, ALL EXPENSES INCURRED IN CONNECTION WITH THE MANAGEMENT OF THE SHELF REGISTRATION (WHETHER INCURRED BY THE COMPANY OR THE HOLDERS OF THE REGISTRABLE SECURITIES) SHALL BE BORNE BY THE COMPANY (INCLUDING OUT-OF-POCKET FEES AND EXPENSES BUT EXCLUDING UNDERWRITING DISCOUNTS AND COMMISSIONS).

        OTHER REGISTRATION RIGHTS. EXCEPT AS PROVIDED IN THIS AGREEMENT, (I) (X) EXCEPT FOR AGREEMENTS ENTERED INTO BY THE COMPANY ON THE DATE HEREOF, (Y) AGREEMENTS IN EFFECT AS OF THE DATE HEREOF, AND (Z) A REGISTRATION RIGHTS AGREEMENT AMONG THE COMPANY AND HOLDERS OF SERIES A-1 PREFERRED STOCK, NON-REDEEMABLE CONVERTIBLE SERIES IN THE FORM ATTACHED HERETO AS EXHIBIT B, THE COMPANY WILL NOT GRANT TO ANY PERSONS THE RIGHT TO REQUEST THE COMPANY TO REGISTER ANY EQUITY SECURITIES OF THE COMPANY, OR ANY SECURITIES CONVERTIBLE OR EXCHANGEABLE INTO OR EXERCISABLE FOR SUCH SECURITIES, WITHOUT THE PRIOR WRITTEN CONSENT OF THE HOLDERS OF A MAJORITY OF THE REGISTRABLE SECURITIES, OR (II) THE COMPANY WILL NOT AMEND, MODIFY OR RESTATE ANY EXISTING AGREEMENT OR ARRANGEMENTS PURSUANT TO WHICH THE COMPANY HAS PREVIOUSLY GRANTED OR IS CONTEMPORANEOUSLY GRANTING SUCH RIGHTS, WITHOUT THE PRIOR WRITTEN CONSENT OF THE HOLDERS OF A MAJORITY OF THE REGISTRABLE SECURITIES. NOTWITHSTANDING THE FOREGOING, FUTURE HOLDERS OF SHARES OF PREFERRED STOCK SHALL BE ENTITLED TO JOIN THIS AGREEMENT BY EXECUTING A JOINDER AGREEMENT WITH THE PRIOR WRITTEN CONSENT OF THE HOLDERS OF A MAJORITY OF THE REGISTRABLE SECURITIES.

        PIGGYBACK REGISTRATIONS.

        RIGHT TO PIGGYBACK. WHENEVER THE COMPANY PROPOSES TO REGISTER ANY OF ITS COMMON STOCK UNDER THE SECURITIES ACT (OTHER THAN PURSUANT TO A REGISTRATION STATEMENT ON FORM S-8 OR S-4 OR ANY SIMILAR FORM OR IN CONNECTION WITH A REGISTRATION THE PRIMARY PURPOSE OF WHICH IS TO REGISTER DEBT SECURITIES (I.E.,

IN CONNECTION WITH A SO-CALLED "EQUITY KICKER")) AND A REGISTRATION FORM TO BE USED MAY BE USED FOR THE REGISTRATION OF REGISTRABLE SECURITIES (A "PIGGYBACK REGISTRATION"), THE COMPANY WILL GIVE PROMPT WRITTEN NOTICE TO ALL HOLDERS OF REGISTRABLE SECURITIES OF ITS INTENTION TO EFFECT SUCH A REGISTRATION AND WILL INCLUDE IN SUCH REGISTRATION ALL REGISTRABLE SECURITIES WITH RESPECT TO WHICH THE COMPANY HAS RECEIVED WRITTEN REQUESTS FOR INCLUSION THEREIN WITHIN TWENTY DAYS AFTER THE RECEIPT OF THE COMPANY'S NOTICE.

        PRIORITY ON PRIMARY REGISTRATIONS. IF A PIGGYBACK REGISTRATION IS AN UNDERWRITTEN PRIMARY REGISTRATION ON BEHALF OF THE COMPANY, THE COMPANY WILL INCLUDE IN SUCH REGISTRATION ALL REGISTRABLE SECURITIES REQUESTED TO BE INCLUDED IN SUCH REGISTRATION; PROVIDED, THAT IF THE MANAGING UNDERWRITERS ADVISE THE COMPANY IN WRITING THAT IN THEIR OPINION THE NUMBER OF SECURITIES REQUESTED TO BE INCLUDED IN SUCH REGISTRATION EXCEEDS THE NUMBER WHICH CAN BE SOLD IN SUCH OFFERING WITHOUT ADVERSELY AFFECTING THE MARKETABILITY OF THE OFFERING, THE COMPANY WILL INCLUDE IN SUCH REGISTRATION (I) FIRST, THE SECURITIES THE COMPANY PROPOSES TO SELL, (II) SECOND, THE REGISTRABLE SECURITIES AND OTHER SECURITIES SUBJECT TO REGISTRATION RIGHTS REQUESTED TO BE INCLUDED IN SUCH REGISTRATION PRO RATA AMONG THE HOLDERS OF SUCH REGISTRABLE SECURITIES AND SUCH OTHER SECURITIES ON THE BASIS OF THE NUMBER OF SHARES OF REGISTRABLE SECURITIES AND SUCH OTHER SECURITIES OWNED BY EACH SUCH HOLDER, AND (III) THIRD, OTHER SECURITIES REQUESTED TO BE INCLUDED IN SUCH PRIMARY REGISTRATION TO THE EXTENT PERMITTED HEREUNDER.

        PRIORITY ON SECONDARY REGISTRATIONS. IF A PIGGYBACK REGISTRATION IS AN UNDERWRITTEN SECONDARY REGISTRATION ON BEHALF OF HOLDERS OF THE COMPANY'S SECURITIES OTHER THAN REGISTRABLE SECURITIES, AND THE MANAGING UNDERWRITERS ADVISE THE COMPANY IN WRITING THAT IN THEIR OPINION THE NUMBER OF SECURITIES REQUESTED TO BE INCLUDED IN SUCH REGISTRATION EXCEEDS THE NUMBER WHICH CAN BE SOLD IN SUCH OFFERING WITHOUT ADVERSELY AFFECTING THE MARKETABILITY OF THE OFFERING, THE COMPANY WILL INCLUDE IN SUCH REGISTRATION (I) FIRST, THE SHARES OF COMMON STOCK REQUESTED TO BE INCLUDED THEREIN BY THE HOLDERS REQUESTING SUCH REGISTRATION IF REQUEST IS MADE PURSUANT TO AN AGREEMENT GIVING SUCH HOLDERS THE RIGHT TO REQUEST SUCH REGISTRATION WHICH HAS PRIORITY OVER THE RIGHTS GRANTED TO THE HOLDERS OF REGISTRABLE SECURITIES HEREUNDER, (II) SECOND, THE REGISTRABLE SECURITIES REQUESTED TO BE INCLUDED IN SUCH REGISTRATION, PRO RATA AMONG THE HOLDERS OF SUCH REGISTRABLE SECURITIES ON THE BASIS OF THE NUMBER OF SHARES OF REGISTRABLE SECURITIES OWNED BY EACH SUCH HOLDER AND (III) THIRD, OTHER SECURITIES REQUESTED TO BE INCLUDED IN SUCH SECONDARY REGISTRATION TO THE EXTENT PERMITTED HEREUNDER.

        SELECTION OF UNDERWRITERS. IF ANY PIGGYBACK REGISTRATION IS AN UNDERWRITTEN OFFERING, AND SUCH OFFERING INCLUDES REGISTRABLE SECURITIES, THEN THE INVESTMENT BANKER(S) AND MANAGER(S) FOR THE OFFERING WILL BE SELECTED BY, IN THE CASE OF A PRIMARY REGISTRATION, THE COMPANY, AND IN THE CASE OF A SECONDARY REGISTRATION, THE HOLDERS OF A MAJORITY OF THE REGISTRABLE SECURITIES, SUBJECT TO THE CONSENT OF THE COMPANY, WHICH CONSENT WILL NOT BE UNREASONABLY WITHHELD.

        OTHER REGISTRATIONS. IF THE COMPANY HAS PREVIOUSLY FILED A REGISTRATION STATEMENT WITH RESPECT TO REGISTRABLE SECURITIES PURSUANT TO THIS SECTION 3, AND IF SUCH PREVIOUS REGISTRATION HAS NOT BEEN WITHDRAWN OR ABANDONED, THE COMPANY WILL NOT FILE OR CAUSE TO BE EFFECTED ANY OTHER REGISTRATION OF ANY OF ITS EQUITY SECURITIES OR SECURITIES CONVERTIBLE OR EXCHANGEABLE INTO OR EXERCISABLE FOR ITS EQUITY SECURITIES UNDER THE SECURITIES ACT (EXCEPT ON FORMS S-4 OR S-8 OR ANY SUCCESSOR FORMS), WHETHER ON ITS OWN BEHALF OR AT THE REQUEST OF ANY HOLDER OR HOLDERS OF SUCH SECURITIES, UNTIL A PERIOD OF AT LEAST THREE MONTHS HAS ELAPSED FROM THE EFFECTIVE DATE OF SUCH PREVIOUS REGISTRATION.

        REGISTRATION PROCEDURES. Whenever the holders of Registrable Securities have requested that any Registrable Securities be registered pursuant to this agreement (including pursuant to the Shelf Registration), the Company will use its reasonable best efforts to effect the registration and the sale of such Registrable Securities in accordance with the intended method of disposition thereof, and pursuant thereto the Company will as expeditiously as possible (or within such specific time period as may otherwise be specified):

        FURNISH TO EACH SELLER OF REGISTRABLE SECURITIES SUCH NUMBER OF COPIES OF SUCH REGISTRATION STATEMENT, EACH AMENDMENT AND SUPPLEMENT THERETO, THE PROSPECTUS INCLUDED IN SUCH REGISTRATION STATEMENT (INCLUDING EACH PRELIMINARY PROSPECTUS) AND SUCH OTHER DOCUMENTS AS SUCH SELLER MAY REASONABLY REQUEST IN ORDER TO FACILITATE THE DISPOSITION OF THE REGISTRABLE SECURITIES OWNED BY SUCH SELLER;

        REGISTER OR QUALIFY SUCH REGISTRABLE SECURITIES UNDER SUCH OTHER SECURITIES OR BLUE SKY LAWS OF SUCH JURISDICTIONS AS ANY SELLER REASONABLY REQUESTS AND DO ANY AND ALL OTHER ACTS AND THINGS WHICH MAY BE REASONABLY NECESSARY OR ADVISABLE TO ENABLE SUCH SELLER TO CONSUMMATE THE DISPOSITION IN SUCH JURISDICTIONS OF THE REGISTRABLE SECURITIES OWNED BY SUCH SELLER (PROVIDED THAT THE COMPANY WILL NOT BE REQUIRED TO (I) QUALIFY GENERALLY TO DO BUSINESS IN ANY JURISDICTION WHERE IT WOULD NOT OTHERWISE BE REQUIRED TO QUALIFY BUT FOR THIS SUBSECTION, (II) SUBJECT ITSELF TO TAXATION IN ANY SUCH JURISDICTION OR
(III) CONSENT TO GENERAL SERVICE OF PROCESS (I.E.,

SERVICE OF PROCESS WHICH IS NOT LIMITED SOLELY TO SECURITIES LAW VIOLATIONS) IN ANY SUCH JURISDICTION);

        NOTIFY EACH SELLER OF SUCH REGISTRABLE SECURITIES AT ANY TIME WHEN A PROSPECTUS RELATING THERETO IS REQUIRED TO BE DELIVERED UNDER THE SECURITIES ACT, OF THE HAPPENING OF ANY EVENT AS A RESULT OF WHICH THE PROSPECTUS INCLUDED IN SUCH REGISTRATION STATEMENT CONTAINS AN UNTRUE STATEMENT OF A MATERIAL FACT OR OMITS ANY FACT NECESSARY TO MAKE THE STATEMENTS THEREIN NOT MISLEADING, AND, AT THE REQUEST OF ANY SUCH SELLER, THE COMPANY WILL PROMPTLY PREPARE A SUPPLEMENT OR AMENDMENT TO SUCH PROSPECTUS SO THAT, AS THEREAFTER DELIVERED TO THE PURCHASERS OF SUCH REGISTRABLE SECURITIES SUCH PROSPECTUS WILL NOT CONTAIN AN UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE ANY FACT NECESSARY TO MAKE THE STATEMENTS THEREIN NOT MISLEADING;

        CAUSE ALL SUCH REGISTRABLE SECURITIES TO BE LISTED ON EACH SECURITIES EXCHANGE ON WHICH SIMILAR SECURITIES ISSUED BY THE COMPANY ARE THEN LISTED OR, IF NOT SO LISTED, TO BE QUOTED ON THE NASDAQ STOCK MARKET ("NASDAQ") AND, IF QUOTED ON THE NASDAQ, USE ITS REASONABLE BEST EFFORTS TO SECURE DESIGNATION OF ALL SUCH REGISTRABLE SECURITIES COVERED BY SUCH REGISTRATION STATEMENT AS A "NATIONAL MARKET SYSTEM SECURITY" WITHIN THE MEANING OF RULE 11AA2-1 OF THE SEC OR, FAILING THAT, TO SECURE NASDAQ AUTHORIZATION FOR SUCH REGISTRABLE SECURITIES AND, WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, TO ARRANGE FOR AT LEAST TWO MARKET MAKERS TO REGISTER AS SUCH WITH RESPECT TO SUCH REGISTRABLE SECURITIES WITH THE NATIONAL ASSOCIATION OF SECURITIES DEALERS; PROVIDED, THAT THE COMPANY HAS THEN SATISFIED THE LISTING REQUIREMENTS OF NASDAQ.

        PROVIDE A TRANSFER AGENT AND REGISTRAR FOR ALL SUCH REGISTRABLE SECURITIES NOT LATER THAN THE EFFECTIVE DATE OF SUCH REGISTRATION STATEMENT;

        ENTER INTO SUCH CUSTOMARY AGREEMENTS (INCLUDING UNDERWRITING AGREEMENTS IN CUSTOMARY FORM) AND TAKE ALL SUCH OTHER ACTIONS AS THE HOLDERS OF A MAJORITY OF THE REGISTRABLE SECURITIES BEING SOLD OR THE UNDERWRITERS, IF ANY, REASONABLY REQUEST IN ORDER TO EXPEDITE OR FACILITATE THE DISPOSITION OF SUCH REGISTRABLE SECURITIES (INCLUDING, WITHOUT LIMITATION, EFFECTING A STOCK SPLIT OR A COMBINATION OF SHARES);

        MAKE AVAILABLE FOR INSPECTION BY ANY SELLER OF REGISTRABLE SECURITIES, ANY UNDERWRITER PARTICIPATING IN ANY DISPOSITION PURSUANT TO SUCH REGISTRATION STATEMENT AND ANY ATTORNEY, ACCOUNTANT OR OTHER AGENT RETAINED BY ANY SUCH SELLER OR UNDERWRITER, ALL FINANCIAL AND OTHER RECORDS, PERTINENT CORPORATE

DOCUMENTS AND PROPERTIES OF THE COMPANY, AND CAUSE THE COMPANY'S OFFICERS, DIRECTORS, EMPLOYEES AND INDEPENDENT ACCOUNTANTS TO SUPPLY ALL INFORMATION REASONABLY REQUESTED BY ANY SUCH SELLER, UNDERWRITER, ATTORNEY, ACCOUNTANT OR AGENT IN CONNECTION WITH SUCH REGISTRATION STATEMENT;

        OTHERWISE USE ITS REASONABLE BEST EFFORTS TO COMPLY WITH ALL APPLICABLE RULES AND REGULATIONS OF THE SEC, AND MAKE AVAILABLE TO ITS SECURITY HOLDERS, AS SOON AS REASONABLY PRACTICABLE, AN EARNINGS STATEMENT COVERING THE PERIOD OF AT LEAST TWELVE MONTHS BEGINNING WITH THE FIRST DAY OF THE COMPANY'S FIRST FULL CALENDAR QUARTER AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT, WHICH EARNING STATEMENT SHALL SATISFY THE PROVISIONS OF SECTION 11(A) OF THE SECURITIES ACT AND RULE 158 PROMULGATED THEREUNDER;

        PERMIT ANY HOLDER OF REGISTRABLE SECURITIES WHICH HOLDER, IN ITS SOLE AND EXCLUSIVE JUDGMENT, MIGHT BE DEEMED TO BE AN UNDERWRITER OR A CONTROLLING PERSON OF THE COMPANY, TO PARTICIPATE IN THE PREPARATION OF SUCH REGISTRATION OR COMPARABLE STATEMENT AND TO REQUIRE THE INSERTION THEREIN OF MATERIAL, FURNISHED TO THE COMPANY IN WRITING, WHICH IN THE REASONABLE JUDGMENT OF SUCH HOLDER AND ITS COUNSEL SHOULD BE INCLUDED;

        IN THE EVENT OF THE ISSUANCE OF ANY STOP ORDER SUSPENDING THE EFFECTIVENESS OF A REGISTRATION STATEMENT, OR OF ANY ORDER SUSPENDING OR PREVENTING THE USE OF ANY RELATED PROSPECTUS OR SUSPENDING THE QUALIFICATION OF ANY COMMON STOCK INCLUDED IN SUCH REGISTRATION STATEMENT FOR SALE IN ANY JURISDICTION, THE COMPANY WILL USE ITS REASONABLE BEST EFFORTS PROMPTLY TO OBTAIN THE WITHDRAWAL OF SUCH ORDER;

        USE ITS REASONABLE BEST EFFORTS TO CAUSE SUCH REGISTRABLE SECURITIES COVERED BY SUCH REGISTRATION STATEMENT TO BE REGISTERED WITH OR APPROVED BY SUCH OTHER GOVERNMENTAL AGENCIES OR AUTHORITIES AS MAY BE NECESSARY TO ENABLE THE SELLERS THEREOF TO CONSUMMATE THE DISPOSITION OF SUCH REGISTRABLE SECURITIES; AND

        OBTAIN A "COLD COMFORT" LETTER FROM THE COMPANY'S INDEPENDENT PUBLIC ACCOUNTANTS AND A LEGAL OPINION FROM COMPANY'S COUNSEL IN CUSTOMARY FORM AND COVERING SUCH MATTERS OF THE TYPE CUSTOMARILY COVERED BY SUCH DOCUMENTS AS THE HOLDERS OF A MAJORITY OF THE REGISTRABLE SECURITIES BEING SOLD REASONABLY REQUEST.

If any such registration statement or comparable statement refers to any holder by name or otherwise as the holder of any securities of the Company and if, in its sole and exclusive judgment, such holder is or might be deemed to be a controlling person of the Company, such holder shall have the right to require (i) the insertion therein of language, in form and substance reasonably satisfactory to such holder and presented to the Company in writing, to the effect that the holding by such holder of such securities is not to be construed as a recommendation by such holder of the investment quality of the Company's securities covered thereby and that such holding does not imply that such holder will assist in meeting any future financial requirements of the Company, or (ii) in the event that such reference to such holder by name or otherwise is not required by the Securities Act or any similar Federal statute then in force, the deletion of the reference to such holder; provided, that with respect to this clause (ii) such holder shall furnish to the Company an opinion of counsel to such effect, which opinion and counsel shall be reasonably satisfactory to the Company.

        REGISTRATION EXPENSES.

        ALL REGISTRATION EXPENSES OF ANY SHELF REGISTRATION AND PIGGYBACK REGISTRATION (WHETHER INCURRED BY THE COMPANY OR BY THE HOLDERS OF THE REGISTRABLE SECURITIES) WILL BE BORNE BY THE COMPANY.

        IN CONNECTION WITH EACH PIGGYBACK REGISTRATION AND EACH SHELF REGISTRATION, THE COMPANY WILL REIMBURSE THE HOLDERS OF REGISTRABLE SECURITIES COVERED BY SUCH REGISTRATION FOR THE REASONABLE FEES AND DISBURSEMENTS OF ONE COUNSEL (WHICH SHALL BE KIRKLAND & Ellis or such other counsel chosen by the holders of a majority of the Registrable Securities initially requesting such registration.)

        INDEMNIFICATION.

        THE COMPANY AGREES TO INDEMNIFY, TO THE EXTENT PERMITTED BY LAW, EACH HOLDER OF REGISTRABLE SECURITIES, ITS OFFICERS AND DIRECTORS, AND EACH PERSON WHO CONTROLS SUCH HOLDER (WITHIN THE MEANING OF THE SECURITIES ACT) AGAINST ALL LOSSES, CLAIMS, DAMAGES, LIABILITIES AND EXPENSES ARISING OUT OF OR BASED UPON ANY UNTRUE OR ALLEGED UNTRUE STATEMENT OF MATERIAL FACT CONTAINED IN ANY REGISTRATION STATEMENT, PROSPECTUS OR PRELIMINARY PROSPECTUS OR ANY AMENDMENT THEREOF OR SUPPLEMENT THERETO OR ANY OMISSION OR ALLEGED OMISSION OF A MATERIAL FACT REQUIRED TO BE STATED THEREIN OR NECESSARY TO MAKE THE STATEMENTS THEREIN NOT MISLEADING, AND SHALL REIMBURSE SUCH HOLDER, DIRECTOR, OFFICER OR CONTROLLING PERSON FOR ANY LEGAL OR OTHER EXPENSES REASONABLY INCURRED BY SUCH HOLDER, DIRECTOR, OFFICER OR CONTROLLING PERSON IN CONNECTION WITH THE INVESTIGATION OR DEFENSE OF SUCH LOSS, CLAIM, DAMAGE, LIABILITY OR EXPENSE, EXCEPT INSOFAR AS THE SAME ARE CAUSED BY OR CONTAINED IN ANY INFORMATION FURNISHED IN WRITING TO THE COMPANY BY SUCH HOLDER, DIRECTOR, OFFICER OR CONTROLLING PERSON EXPRESSLY FOR USE THEREIN OR BY SUCH HOLDER'S, DIRECTOR'S, OFFICER'S OR CONTROLLING PERSON'S FAILURE TO DELIVER A COPY OF THE REGISTRATION STATEMENT OR PROSPECTUS OR ANY AMENDMENTS OR SUPPLEMENTS

THERETO AFTER THE COMPANY HAS FURNISHED SUCH HOLDER, DIRECTOR, OFFICER OR CONTROLLING PERSON WITH A SUFFICIENT NUMBER OF COPIES OF THE SAME. IN CONNECTION WITH AN UNDERWRITTEN OFFERING, THE COMPANY WILL INDEMNIFY SUCH UNDERWRITERS, THEIR OFFICERS AND DIRECTORS AND EACH PERSON WHO CONTROLS SUCH UNDERWRITERS (WITHIN THE MEANING OF THE SECURITIES ACT) TO THE SAME EXTENT AS PROVIDED ABOVE WITH RESPECT TO THE INDEMNIFICATION OF THE HOLDERS OF REGISTRABLE SECURITIES.

        IN CONNECTION WITH ANY REGISTRATION STATEMENT IN WHICH A HOLDER OF REGISTRABLE SECURITIES IS PARTICIPATING, EACH SUCH HOLDER WILL FURNISH TO THE COMPANY IN WRITING SUCH INFORMATION AND AFFIDAVITS AS THE COMPANY REASONABLY REQUESTS FOR USE IN CONNECTION WITH ANY SUCH REGISTRATION STATEMENT OR PROSPECTUS AND, TO THE EXTENT PERMITTED BY LAW, WILL SEVERALLY, AND NOT JOINTLY AND SEVERALLY, INDEMNIFY THE COMPANY, ITS DIRECTORS AND OFFICERS AND EACH PERSON WHO CONTROLS THE COMPANY (WITHIN THE MEANING OF THE SECURITIES ACT) AGAINST ANY LOSSES, CLAIMS, DAMAGES, LIABILITIES AND EXPENSES (INCLUDING, WITHOUT LIMITATION, AMOUNTS PAID TO INDEMNIFY OTHERS) RESULTING FROM ANY UNTRUE OR ALLEGED UNTRUE STATEMENT OF MATERIAL FACT CONTAINED IN THE REGISTRATION STATEMENT, PROSPECTUS OR PRELIMINARY PROSPECTUS OR ANY AMENDMENT THEREOF OR SUPPLEMENT THERETO OR ANY OMISSION OR ALLEGED OMISSION OF A MATERIAL FACT REQUIRED TO BE STATED THEREIN OR NECESSARY TO MAKE THE STATEMENTS THEREIN NOT MISLEADING, BUT ONLY TO THE EXTENT THAT SUCH UNTRUE STATEMENT OR OMISSION IS CONTAINED IN ANY INFORMATION OR AFFIDAVIT SO FURNISHED IN WRITING BY SUCH HOLDER; PROVIDED, THAT THE OBLIGATION TO INDEMNIFY WILL BE INDIVIDUAL TO EACH HOLDER AND WILL BE LIMITED TO THE NET AMOUNT OF PROCEEDS RECEIVED BY SUCH HOLDER FROM THE SALE OF REGISTRABLE SECURITIES PURSUANT TO SUCH REGISTRATION STATEMENT.

        ANY PERSON ENTITLED TO INDEMNIFICATION HEREUNDER WILL (I) GIVE PROMPT WRITTEN NOTICE TO THE INDEMNIFYING PARTY OF ANY CLAIM WITH RESPECT TO WHICH IT SEEKS INDEMNIFICATION AND (II) UNLESS IN SUCH INDEMNIFIED PARTY'S REASONABLE JUDGMENT A CONFLICT OF INTEREST BETWEEN SUCH INDEMNIFIED AND INDEMNIFYING PARTIES MAY EXIST WITH RESPECT TO SUCH CLAIM, PERMIT SUCH INDEMNIFYING PARTY TO ASSUME THE DEFENSE OF SUCH CLAIM WITH COUNSEL REASONABLY SATISFACTORY TO THE INDEMNIFIED PARTY. IF SUCH DEFENSE IS ASSUMED, THE INDEMNIFYING PARTY WILL NOT BE SUBJECT TO ANY LIABILITY FOR ANY SETTLEMENT MADE BY THE INDEMNIFIED PARTY WITHOUT ITS CONSENT (BUT SUCH CONSENT WILL NOT BE UNREASONABLY WITHHELD). AN INDEMNIFYING PARTY WHO IS NOT ENTITLED TO, OR ELECTS NOT TO, ASSUME THE DEFENSE OF A CLAIM WILL NOT BE OBLIGATED TO PAY THE FEES AND EXPENSES OF MORE THAN ONE COUNSEL FOR ALL PARTIES INDEMNIFIED BY SUCH INDEMNIFYING PARTY WITH RESPECT TO SUCH CLAIM, UNLESS IN THE REASONABLE JUDGMENT OF ANY INDEMNIFIED

PARTY A CONFLICT OF INTEREST MAY EXIST BETWEEN SUCH INDEMNIFIED PARTY AND ANY OTHER OF SUCH INDEMNIFIED PARTIES WITH RESPECT TO SUCH CLAIM.

        THE INDEMNIFICATION PROVIDED FOR UNDER THIS AGREEMENT WILL REMAIN IN FULL FORCE AND EFFECT REGARDLESS OF ANY INVESTIGATION MADE BY OR ON BEHALF OF THE INDEMNIFIED PARTY OR ANY OFFICER, DIRECTOR OR CONTROLLING PERSON OF SUCH INDEMNIFIED PARTY AND WILL SURVIVE THE TRANSFER OF SECURITIES. THE COMPANY ALSO AGREES TO MAKE SUCH PROVISIONS, AS ARE REASONABLY REQUESTED BY ANY INDEMNIFIED PARTY, FOR CONTRIBUTION TO SUCH PARTY IN THE EVENT THE COMPANY'S INDEMNIFICATION IS UNAVAILABLE FOR ANY REASON.

        PARTICIPATION IN UNDERWRITTEN REGISTRATIONS. No person may participate in any registration hereunder which is underwritten unless such Person (a) agrees to sell such Person's securities on the basis provided in any underwriting arrangements approved by the Person or Persons entitled hereunder to approve such arrangements and (b) completes and executes all customary questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements; provided, that no holder of Registrable Securities included in any underwritten registration shall be required to make any representations or warranties to the Company or the underwriters other than representations and warranties regarding such holder, such holder's Registrable Securities and such holder's intended method of distribution.

        RULE 144 REPORTING. With a view to making available to the holders of Registrable Securities the benefits of certain rules and regulations of the SEC which may permit the sale of the Registrable Securities to the public without registration, the Company agrees to use its reasonable best efforts to:

        MAKE AND KEEP CURRENT PUBLIC INFORMATION AVAILABLE, WITHIN THE MEANING OF RULE 144 OR ANY SIMILAR OR ANALOGOUS RULE PROMULGATED UNDER THE SECURITIES ACT, AT ALL TIMES AFTER IT HAS BECOME SUBJECT TO THE REPORTING REQUIREMENTS OF THE EXCHANGE ACT;

        FILE WITH THE SEC, IN A TIMELY MANNER, ALL REPORTS AND OTHER DOCUMENTS REQUIRED OF THE COMPANY UNDER THE SECURITIES ACT AND EXCHANGE ACT (AFTER IT HAS BECOME SUBJECT TO SUCH REPORTING REQUIREMENTS); AND

        SO LONG AS ANY PARTY HERETO OWNS ANY REGISTRABLE SECURITIES, FURNISH TO SUCH PARTY FORTHWITH UPON REQUEST, A WRITTEN STATEMENT BY THE COMPANY AS TO ITS COMPLIANCE WITH THE REPORTING REQUIREMENTS OF SAID RULE 144 (AT ANY TIME COMMENCING 90 DAYS AFTER THE EFFECTIVE DATE OF THE FIRST REGISTRATION FILED BY THE COMPANY FOR AN OFFERING OF ITS SECURITIES TO THE GENERAL PUBLIC), THE SECURITIES ACT AND THE EXCHANGE ACT (AT ANY TIME AFTER IT HAS BECOME SUBJECT TO SUCH REPORTING REQUIREMENTS); A COPY OF THE MOST RECENT ANNUAL OR QUARTERLY

REPORT OF THE COMPANY; AND SUCH OTHER REPORTS AND DOCUMENTS AS SUCH PERSON MAY REASONABLY REQUEST IN AVAILING ITSELF OF ANY RULE OR REGULATION OF THE SEC ALLOWING IT TO SELL ANY SUCH SECURITIES WITHOUT REGISTRATION.

        OBLIGATIONS OF THE HOLDERS OF REGISTRABLE SECURITIES.

        AT LEAST TWO BUSINESS DAYS PRIOR TO THE FIRST ANTICIPATED FILING DATE OF A SHELF REGISTRATION OR A PIGGYBACK REGISTRATION, THE COMPANY SHALL NOTIFY EACH HOLDER OF A REGISTRABLE SECURITY IN WRITING OF THE INFORMATION THE COMPANY REQUIRES FROM EACH SUCH HOLDER IF SUCH HOLDER ELECTS TO HAVE ANY OF SUCH HOLDER'S REGISTRABLE SECURITIES INCLUDED IN SUCH SHELF REGISTRATION OR PIGGYBACK REGISTRATION. IT SHALL BE A CONDITION PRECEDENT TO THE OBLIGATIONS OF THE COMPANY TO COMPLETE ANY REGISTRATION PURSUANT TO THIS AGREEMENT WITH RESPECT TO THE REGISTRABLE SECURITIES OF A PARTICULAR HOLDER THAT SUCH HOLDER SHALL FURNISH TO THE COMPANY SUCH INFORMATION REGARDING ITSELF, THE REGISTRABLE SECURITIES HELD BY IT AND THE INTENDED METHOD OF DISPOSITION OF THE REGISTRABLE SECURITIES HELD BY IT, AND ANY CHANGES IN ANY SUCH INFORMATION THAT WOULD REQUIRE AN AMENDMENT OR SUPPLEMENT TO ANY SUCH REGISTRATION, AS SHALL BE REASONABLY REQUIRED TO EFFECT AND MAINTAIN THE EFFECTIVENESS OF THE REGISTRATION OF SUCH REGISTRABLE SECURITIES AND SHALL EXECUTE SUCH DOCUMENTS IN CONNECTION WITH SUCH REGISTRATION AS THE COMPANY MAY REASONABLY REQUEST. TO THE EXTENT THAT ANY HOLDER OF REGISTRABLE SECURITIES FAILS TO TIMELY PROVIDE SUCH INFORMATION, THE COMPANY SHALL NOT BE SUBJECT TO ANY PENALTIES HEREUNDER OR UNDER THE PURCHASE AGREEMENT FOR THE PERIOD OF TIME THAT SUCH HOLDER HAS FAILED TO TIMELY PROVIDE SUCH INFORMATION.

        EACH HOLDER OF REGISTRABLE SECURITIES, BY SUCH HOLDER'S ACCEPTANCE OF THE REGISTRABLE SECURITIES, AGREES TO COOPERATE WITH THE COMPANY AS REASONABLY REQUESTED BY THE COMPANY IN CONNECTION WITH THE PREPARATION AND FILING OF ANY SHELF REGISTRATION OR PIGGYBACK REGISTRATION HEREUNDER, UNLESS SUCH HOLDER HAS NOTIFIED THE COMPANY IN WRITING OF SUCH HOLDER'S ELECTION TO EXCLUDE ALL OF SUCH HOLDER'S REGISTRABLE SECURITIES FROM SUCH SHELF REGISTRATION OR PIGGYBACK REGISTRATION.

        EACH HOLDER OF REGISTRABLE SECURITIES AGREES THAT, UPON RECEIPT OF ANY NOTICE FROM THE COMPANY OF THE HAPPENING OF ANY EVENT OF THE KIND DESCRIBED IN
SECTION 4(C) OR SECTION 4(J), SUCH HOLDER WILL IMMEDIATELY DISCONTINUE DISPOSITION OF REGISTRABLE SECURITIES PURSUANT TO ANY SHELF REGISTRATION(S) COVERING SUCH REGISTRABLE SECURITIES UNTIL SUCH HOLDER'S RECEIPT OF THE COPIES OF THE SUPPLEMENTED OR AMENDED PROSPECTUS CONTEMPLATED BY SECTION 4(C)

OR SECTION 4(J) OR RECEIPT OF NOTICE THAT NO SUPPLEMENT OR AMENDMENT IS
REQUIRED.

        EACH HOLDER OF REGISTRABLE SECURITIES AGREES THAT, UPON REQUEST OF THE COMPANY, SUCH HOLDER WILL IMMEDIATELY DISCONTINUE DISPOSITION OF THE REGISTRABLE SECURITIES PURSUANT TO ANY SHELF REGISTRATION OR PIGGYBACK REGISTRATION COVERING SUCH REGISTRABLE SECURITIES DURING ANY PERIOD NOT TO EXCEED ONE 90-DAY PERIOD WITHIN ANY ONE 12-MONTH PERIOD THE COMPANY REQUIRES IN CONNECTION WITH AN UNDERWRITTEN PUBLIC OFFERING. IN ADDITION, EACH HOLDER OF REGISTRABLE SECURITIES AGREES THAT SUCH HOLDER WILL ENTER INTO A STANDSTILL OR LOCK-UP AGREEMENT WITH RESPECT TO ANY UNDERWRITTEN PUBLIC OFFERING SO LONG AS (I) SUCH AGREEMENT IS REQUIRED BY THE MANAGING UNDERWRITER IN CONNECTION WITH SUCH UNDERWRITTEN PUBLIC OFFERING, (II) THE TERM OF SUCH AGREEMENT DOES NOT EXCEED 90 DAYS, (III) ALL OF THE COMPANY'S EXECUTIVE OFFICERS, DIRECTORS AND 5% STOCKHOLDERS (OTHER THAN INSTITUTIONAL STOCKHOLDERS) ARE REQUIRED BY SUCH MANAGING UNDERWRITER TO ENTER INTO IDENTICAL STANDSTILL OR LOCKUP AGREEMENTS, AND (IV) THE CONTINUED EFFECTIVENESS OF SUCH AGREEMENT IS CONDITIONED UPON THE CONTINUED EFFECTIVENESS OF ALL OF THE AGREEMENTS DESCRIBED IN THE PRECEDING CLAUSE (III).

        NOTICES. All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement will be in writing and will be deemed to have been given when delivered personally, mailed by certified or registered mail, return receipt requested and postage prepaid, or sent via a nationally recognized overnight courier, or sent via facsimile to the recipient. Such notices, demands and other communications will be sent to the address indicated below:

               To the Company, To:

               Williams Controls, Inc.
               14100 Sw 72Nd Avenue
               Portland, or  97224
               Attention:  Dennis Bunday
               Facsimile:  503-624-3812

               With a copy, which shall not constitute notice, to:

               Davis Wright Tremaine, LLP
               1300 Sw Fifth Avenue, Suite 2300
               Portland, or  97201
               Attention:  James Waggoner
               Facsimile: (503) 778-5399

               to Aip, To:

               c/o American Industrial Partners
               551 Fifth Avenue, Suite 3800
               New York, Ny  10176
               Attention:  Kirk Ferguson
               Facsimile:  (212) 986-5099

               With a copy, which shall not constitute notice, to:

               Kirkland & Ellis
               655 Fifteenth Street, N.W.
               Washington, D.C.  20005
               Attention:  Robert G. Marks
               Facsimile No.:  (202) 879-5000

               To any other Security Holder, to:

               the address set forth on the books and records of the Company or, in each case, to such other address or to the attention of such other person as the recipient party shall have specified by prior written notice to the sending party.

        MISCELLANEOUS.

        NO INCONSISTENT AGREEMENTS. THE COMPANY WILL NOT ENTER INTO ANY AGREEMENT WHICH IS INCONSISTENT WITH OR VIOLATES THE RIGHTS GRANTED TO THE HOLDERS OF REGISTRABLE SECURITIES IN THIS AGREEMENT.

        REMEDIES. ANY PERSON HAVING RIGHTS UNDER ANY PROVISION OF THIS AGREEMENT WILL BE ENTITLED TO ENFORCE SUCH RIGHTS SPECIFICALLY TO RECOVER DAMAGES CAUSED BY REASON OF ANY BREACH OF ANY PROVISION OF THIS AGREEMENT AND TO EXERCISE ALL OTHER RIGHTS GRANTED BY LAW. THE PARTIES HERETO AGREE AND ACKNOWLEDGE THAT MONEY DAMAGES MAY NOT BE AN ADEQUATE REMEDY FOR ANY BREACH OF THE PROVISIONS OF THIS AGREEMENT AND THAT ANY PARTY MAY IN ITS SOLE DISCRETION APPLY TO ANY COURT OF LAW OR EQUITY OF COMPETENT JURISDICTION (WITHOUT POSTING ANY BOND OR OTHER SECURITY) FOR SPECIFIC PERFORMANCE AND FOR OTHER INJUNCTIVE RELIEF IN ORDER TO ENFORCE OR PREVENT VIOLATION OF THE PROVISIONS OF THIS AGREEMENT.

        AMENDMENTS AND WAIVERS. EXCEPT AS OTHERWISE PROVIDED HEREIN, THE PROVISIONS OF THIS AGREEMENT MAY BE AMENDED OR WAIVED ONLY UPON THE PRIOR WRITTEN CONSENT OF THE COMPANY AND HOLDERS OF A 50% OF THE REGISTRABLE SECURITIES.

        WAIVER OF JURY TRIAL. THE PARTIES TO THIS AGREEMENT EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I)

ARISING UNDER THIS AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES TO THIS AGREEMENT EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

        SUCCESSORS AND ASSIGNS. SUBJECT TO THE FOLLOWING SENTENCE, ALL COVENANTS AND AGREEMENTS IN THIS AGREEMENT BY OR ON BEHALF OF ANY OF THE PARTIES HERETO WILL BIND AND INURE TO THE BENEFIT OF THE RESPECTIVE SUCCESSORS AND ASSIGNS OF THE PARTIES HERETO WHETHER SO EXPRESSED OR NOT. IN ADDITION, WHETHER OR NOT ANY EXPRESS ASSIGNMENT HAS BEEN MADE, THE PROVISIONS OF THIS AGREEMENT WHICH ARE FOR THE BENEFIT OF HOLDERS OF REGISTRABLE SECURITIES ARE ALSO FOR THE BENEFIT OF, AND ENFORCEABLE BY, ANY TRANSFEREE OF REGISTRABLE SECURITIES IF: (I) SUCH HOLDER AGREES IN WRITING WITH THE TRANSFEREE OR ASSIGNEE TO ASSIGN SUCH RIGHTS, AND A COPY OF SUCH AGREEMENT IS FURNISHED TO THE COMPANY WITHIN TEN DAYS AFTER SUCH ASSIGNMENT; (II) THE COMPANY IS, WITHIN TEN DAYS AFTER SUCH TRANSFER OR ASSIGNMENT, FURNISHED WITH WRITTEN NOTICE OF (A) THE NAME AND ADDRESS OF SUCH TRANSFEREE OR ASSIGNEE, AND (B) THE SECURITIES WITH RESPECT TO WHICH SUCH REGISTRATION RIGHTS ARE BEING TRANSFERRED OR ASSIGNED; (III) AT OR BEFORE THE TIME THE COMPANY RECEIVES THE WRITTEN NOTICE CONTEMPLATED BY CLAUSE (II) OF THIS SENTENCE, THE TRANSFEREE OR ASSIGNEE AGREES IN WRITING WITH THE COMPANY TO BE BOUND BY ALL OF THE PROVISIONS CONTAINED HEREIN; AND (IV) SUCH TRANSFER SHALL HAVE BEEN MADE IN ACCORDANCE WITH THE APPLICABLE REQUIREMENTS OF THE PURCHASE AGREEMENT.

        SEVERABILITY. WHENEVER POSSIBLE, EACH PROVISION OF THIS AGREEMENT WILL BE INTERPRETED IN SUCH MANNER AS TO BE EFFECTIVE AND VALID UNDER APPLICABLE LAW, BUT IF ANY PROVISION OF THIS AGREEMENT IS HELD TO BE PROHIBITED BY OR INVALID UNDER APPLICABLE LAW, SUCH PROVISION WILL BE INEFFECTIVE ONLY TO THE EXTENT OF SUCH PROHIBITION OR INVALIDITY, WITHOUT INVALIDATING THE REMAINDER OF THIS AGREEMENT.

        COUNTERPARTS. THIS AGREEMENT MAY BE EXECUTED SIMULTANEOUSLY IN TWO OR MORE COUNTERPARTS, ANY ONE OF WHICH NEED NOT CONTAIN THE SIGNATURES OF MORE THAN ONE PARTY, BUT ALL SUCH COUNTERPARTS TAKEN TOGETHER WILL CONSTITUTE ONE AND THE SAME AGREEMENT.

        DESCRIPTIVE HEADINGS. THE DESCRIPTIVE HEADINGS OF THIS AGREEMENT ARE INSERTED FOR CONVENIENCE ONLY AND DO NOT CONSTITUTE A PART OF THIS AGREEMENT.

        GOVERNING LAW. THE CORPORATE LAW OF THE STATE OF DELAWARE SHALL GOVERN ALL ISSUES CONCERNING THE RELATIVE RIGHTS OF THE COMPANY AND ITS STOCKHOLDERS. ALL OTHER PROVISIONS OF THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO PRINCIPLES OF CONFLICTS OF LAWS OR CHOICE OF LAW OF THE STATE OF NEW YORK OR ANY OTHER JURISDICTION WHICH WOULD RESULT IN THE APPLICATION OF THE LAW OF ANY JURISDICTION OTHER THAN THE STATE OF NEW YORK.

        TIME OF THE ESSENCE; COMPUTATION OF TIME. TIME IS OF THE ESSENCE FOR EACH AND EVERY PROVISION OF THIS AGREEMENT. WHENEVER THE LAST DAY FOR THE EXERCISE OF ANY PRIVILEGE OR THE DISCHARGE OR ANY DUTY HEREUNDER SHALL FALL UPON A SATURDAY, SUNDAY, OR ANY DATE ON WHICH BANKS IN NEW YORK CITY, NEW YORK ARE AUTHORIZED TO BE CLOSED, THE PARTY HAVING SUCH PRIVILEGE OR DUTY MAY EXERCISE SUCH PRIVILEGE OR DISCHARGE SUCH DUTY ON THE NEXT SUCCEEDING DAY WHICH IS A REGULAR BUSINESS DAY.

                                    * * * * *

        IN WITNESS WHEREOF, the parties hereto have executed this Registration Rights Agreement as of the date first above written.


                                   WILLIAMS CONTROLS



                                   BY:
                                      ---------------------------------------
                                      NAME:
                                      ---------------------------------------
                                      TITLE:
                                      ---------------------------------------

                           AMERICAN INDUSTRIAL PARTNERS CAPITAL FUND III, L.P.


                           BY:   AMERICAN INDUSTRIAL PARTNERS III, L.P.
                           ITS:  GENERAL PARTNER

                           BY:   AMERICAN INDUSTRIAL PARTNERS III CORPORATION
                           ITS:  GENERAL PARTNER

                           BY:
                              ---------------------------------------
                               NAME: KIRK R. FERGUSON
                               TITLE: AUTHORIZED PERSON

                           BY:
                              ---------------------------------------
                               NAME: NATHAN L. BELDEN
                               TITLE: AUTHORIZED PERSON

                               DOLPHIN OFFSHORE PARTNERS, L.P.


                           BY:
                              ---------------------------------------
                               NAME:  PETER SALAS
                               TITLE:

                                                                      EXHIBIT A

                            FORM OF JOINDER AGREEMENT
                                       TO
                          REGISTRATION RIGHTS AGREEMENT

        This Joinder Agreement (this "Joinder") is made as of the date written below by and among the undersigned (the "JPPning Party"), Williams Controls, Inc. And the holders of a majority of the Registrable Securities. Capitalized terms used but not defined herein shall have the meanings given such terms in the Registration Rights Agreement, dated as of July __, 2002 (the "Registration Rights Agreement").

        The parties hereto hereby acknowledge, agree and confirm that the Joining Party will be deemed to be a party to the Registration Rights Agreement as a "Security Owner" and shall have all of the rights, obligations and privileges of a Security Owner thereunder as if he, she or it had executed the Registration Rights Agreement. The Joining Party hereby ratifies, as of the date hereof, and agrees to be bound by, all of the terms, provisions and conditions contained in the Registration Rights Agreement.

               IN WITNESS WHEREOF, the undersigned have executed this Joinder Agreement to Registration Rights Agreement as of ___________ __, 20__.



                                      ____________________________________
                                                    [NAME]

                                      WILLIAMS CONTROLS


                                      BY:________________________________
                                             NAME:
                                             TITLE:

                                      HOLDERS OF A MAJORITY OF REGISTRABLE
                                      SECURITIES:



                                      ____________________________________
                                                    [NAME]



                                      ____________________________________
                                                    [NAME]

                                                                      EXHIBIT B

                      FORM OF REGISTRATION RIGHTS AGREEMENT
                         FOR SERIES A-1 PREFERRED STOCK,
                        NON-REDEEMABLE CONVERTIBLE SERIES

                                                            EXHIBIT 12(d)(viii)

                             SHAREHOLDERS AGREEMENT

                                  by and among

                             WILLIAMS CONTROLS, INC.

                             a Delaware corporation,

                          AMERICAN INDUSTRIAL PARTNERS
                             CAPITAL FUND III, L.P.

                         a Delaware limited partnership,

                          and the other parties listed

                              as signatories hereto

                                TABLE OF CONTENTS


Section 1.     Defined Terms.................................................1

Section 2.     "Tag-Along" Right With Respect to Sales by AIP................4
        (a)    Sales of Shares by AIP........................................4
        (b)    Notices.......................................................4
        (c)    Power of Attorney and Further Assurances......................5
        (d)    Number of Shares to be Sold...................................5

Section 3.     "Bring-Along" Right...........................................6
        (a)    Sales by AIP..................................................6
        (b)    Notice........................................................6
        (c)    Power of Attorney.............................................6
        (d)    Effect of Bring-Along Sale....................................7

Section 4.     Restrictions on Transfer......................................7
        (a)    Transfers of Shares and Series A-1 Shares.....................7
        (b)    Certificates..................................................7
        (c)    Transfers in Violation........................................8

Section 5.     Restrictions on Purchase......................................8
        (a)    Purchases.....................................................8
        (b)    Purchases in Violation........................................8

Section 6.     Voting Requirements...........................................8
        (a)    Voting........................................................8
        (b)    Power of Attorney and Proxy...................................8

Section 7.     Right of First Offer..........................................9
        (a)    First Offer Right Notice......................................9
        (b)    Offered Stock Closing.........................................9
        (c)    Deliveries....................................................9
        (d)    Subsequent Transfers..........................................9

Section 8.     INDEMNIFICATION...............................................9

Section 9.     Miscellaneous................................................10
        (a)    Assignment, Binding Effect...................................10
        (b)    Amendments...................................................10
        (c)    Governing Law................................................10
        (d)    Interpretation...............................................10
        (e)    Notices......................................................10
        (f)    Waiver and Consent...........................................11
        (g)    Inspection...................................................12
        (h)    Counterparts.................................................12
        (i)    Invalidity...................................................12
        (j)    Term.........................................................12

                             SHAREHOLDERS AGREEMENT


        This Shareholders Agreement (this "Agreement") is entered into as of July __, 2002 (the "Funding Date"), by and among Williams Controls, Inc., a Delaware corporation (the "Company"), American Industrial Partners Capital Fund III, L.P., a Delaware limited partnership (together with its Affiliates, "AIP") and the other persons who have executed this Agreement (or have otherwise agreed to be bound by the provisions hereof by executing a Joinder Agreement in the form attached hereto as Exhibit A (the "Joinder Agreement")) (the "Co-Investors," and together with AIP, the "Holders"). Capitalized terms used herein are defined in Section 1 hereof.

                                    RECITALS

        WHEREAS, the Company and certain Holders have entered into that certain Series B Preferred Stock Purchase Agreement (the "Stock Purchase Agreement") dated as of May 31, 2002, pursuant to which, subject to the terms and conditions therein, AIP and certain Co-Investors shall acquire newly issued shares of the Company's Series B Preferred Stock, 15% Redeemable Convertible Series, par value $.01 per share ("Series B Preferred Stock");

         WHEREAS, certain Co-Investors currently own capital stock of the Company; and

        WHEREAS, the execution and delivery of this Agreement is a condition to certain Holders' purchase of such shares of Series B Preferred Stock pursuant to the Stock Purchase Agreement.

        NOW, THEREFORE, in consideration of the mutual covenants herein contained and for other good and valuable consideration, the parties hereto agree as follows:

         Section 1. Defined Terms. As used in this Agreement, the following capitalized terms shall have the following meanings:

               "Affiliate" means, with respect to any Person, any other Person controlling, controlled by or under common control with such Person, whether by ownership of voting securities, by contract or otherwise.

               "Agreement" shall have the meaning set forth in the preface hereof.

               "AIP" shall have the meaning set forth in the preface hereof.

               "AIP Offer Exercise Period" has the meaning set forth in Section 7(a) hereof.

               "AIP Shares" means, as of any date of determination, the Shares then held by AIP.

               "Attorneys-in-Fact" shall have the meaning set forth in Section 2(c) hereof.

               "Bring-Along Notice" shall have the meaning set forth in Section 3(b) hereof.

               "Bring-Along Sale" shall have the meaning set forth in Section 3(a) hereof.

               "Bring-Along Sale Date" shall have the meaning set forth in
Section 3(b) hereof.

               "Bring-Along Shares" shall have the meaning set forth in Section 3(b) hereof.

               "Change of Control" means any transaction, whether in a single transaction or series of related transactions, pursuant to which a person or group of related persons (a) acquires, whether by merger, stock purchase, recapitalization, redemption, issuance of capital stock or otherwise, more than fifty percent of the Common Stock on a fully-diluted basis, or (b) acquires assets constituting all or substantially all of the assets of the Company and its subsidiaries.

               "Code" means the Internal Revenue Code of 1986, as amended, and any reference to any particular Code section shall be interpreted to include any revision of or successor to that section regardless of how numbered or classified.

               "Co-Investor" shall have the meaning set forth in the preface hereof.

               "Co-Investor Shares" means (i) any Shares purchased or otherwise acquired by any Holder, (ii) any other shares of Stock purchased or otherwise acquired by any Holder, (iii) any capital stock or other equity securities issued or issuable directly or indirectly with respect to the shares of Stock referred to in clauses (i) and (ii) above by way of stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization and (iv) any other shares of any class or series of capital stock of the Company held by a Holder. As to any particular shares constituting Co-Investor Shares, such shares shall cease to be Co-Investor Shares when they have been (w) effectively registered under the Securities Act and disposed of in accordance with the registration statement covering them, (x) sold to the public through a broker, dealer or market maker pursuant to Rule 144 (or any similar provision then in force) under the Securities Act, (y) Transferred to a Proposed Purchaser pursuant to Section 2 or 3 hereof or (z) other than Shares, Transferred after the first to occur of the third anniversary of the Funding Date and after a Change of Control.

               "Common Stock" means the Company Common Stock and any other class or series of authorized capital stock of the Company which is not limited to a fixed sum or percentage of par or stated value in respect to the rights of the holders thereof to participate in dividends or in the distribution of assets upon any liquidation, dissolution or winding up of the Company.

               "Company" shall have the meaning set forth in the preface hereof.

               "Company Common Stock" shall mean the Company's Common Stock, par value $.01 per share.

               "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any similar federal law then in force.

               "Exempt Transfer" means the sale or transfer by AIP of Shares (a) to any of its Affiliates, (b) to any partner of AIP or (c) in a Public Offering.

               "First Offer Right Notice" has the meaning set forth in Section 7(a) hereof.

               "fully-diluted basis" means, as of any date of determination, the number of shares of Common Stock outstanding plus (without duplication) all shares of Common Stock issuable, whether at such time or upon the passage of time or the occurrence of future events, upon the exercise, conversion or exchange of all then-outstanding rights, warrants, options, convertible securities, or exchangeable securities or indebtedness, or other rights, exercisable for or convertible or exchangeable into, directly or indirectly, Common Stock or securities exercisable for or convertible or exchangeable into Common Stock, whether at the time of issuance or upon the passage of time or the occurrence of some future event.

               "Holders" has the meaning set forth in the preface hereof.

               "Joinder Agreement" shall have the meaning set forth in the preface hereof.

                "Notice of Acceptance" has the meaning set forth in Section 7(a) hereof.

               "Offered Stock" has the meaning set forth in Section 7(a) hereof.

               "Offered Stock Closing" has the meaning set forth in Section 7(b) hereof.

               "Participating Holder" shall have the meaning set forth in
Section 2(a) hereof.

               "Permitted Transfers" means Transfers by a Co-Investor (a) to a Proposed Purchaser pursuant to Section 2 or 3 hereof or (b) to any Affiliate of such Co-Investor (so long as such Affiliate executes a Joinder Agreement).

               "Person" means an individual, partnership, limited liability company, joint venture, corporation, trust or unincorporated organization, government or any department, agency or political subdivision thereof, or other entity.

               "Preferred Stock" means the Series B Preferred Stock and any other class or series of authorized capital stock of the Company which is limited to a fixed sum or percentage of par or stated value in respect to the rights of the holders thereof to participate in dividends or in the distribution of assets upon any liquidation, dissolution or winding up of the Company.

               "Price" has the meaning set forth in Section 7(a) hereof.

               "Proposed Purchaser" shall have the meaning set forth in Section 2(a) hereof.

                "Public Offering" means the sale of shares of Common Stock (i) to the public generally pursuant to a Registration Statement which has been declared effective by the SEC (other than a registration statement on Form S-8, Form S-4 or any other similar form) or (ii) sold to the public through a broker, dealer or market maker pursuant to Rule 144 (or any similar provision then in force) under the Securities Act.

               "Sale Notice" shall have the meaning set forth in Section 2(b) hereof.

               "SEC" means the United States Securities and Exchange Commission.

               "Securities Act" means the Securities Act of 1933, as amended from time to time and the rules and regulations promulgated thereunder.

               "Series A-1 Shares" means shares of the Company's Series A-1 Preferred Stock, Non-Redeemable Convertible Series.

               "Series B Preferred Stock" shall have the meaning set forth in the recitals hereof.

               "Shares" means the shares of the Series B Preferred Stock.

               "Stock" means the Common Stock and the Preferred Stock.

               "Stock Purchase Agreement" shall have the meaning set forth in the recitals hereof.

               "Tag-Along Notice" shall have the meaning set forth in Section 2(b) hereof.

               "transfer" has the meaning set forth in Section 2(a) hereof.

               "Transfer" has the meaning set forth in Section 4(a) hereof.

               "Transferring Holder" has the meaning set forth in Section 7(a) hereof.

Section 2.     "Tag-Along" Right With Respect to Sales by AIP.

               (a) Sales of Shares by AIP. With respect to any proposed transfer, sale or other disposition for value (collectively, a "transfer"), other than pursuant to an Exempt Transfer, by AIP of more than five percent in the aggregate over the term of this Agreement of the number of AIP Shares as of the Funding Date to a Person (including the Company) (a "Proposed Purchaser"), each Holder (a "Participating Holder") shall have the right and option to participate in such transfer at the same price and upon the same terms and conditions as AIP (other than any management or transaction fees payable to AIP); provided, however, that each Participating Holder shall be required, to the extent applicable, as a condition to being permitted to sell Shares pursuant to this Section 2, (i) to transfer Shares in the same relative proportion as the Shares AIP intends to transfer (i.e., if AIP intends to sell fifty percent of its Shares, then any Participating Holder shall be required to transfer fifty percent of its Shares), (ii) to make to the Proposed Purchaser the same representations, warranties, covenants, indemnities and agreements as AIP makes in connection with such transfer (except that in the case of representations and warranties pertaining specifically to, or covenants made specifically by, AIP, the Participating Holders shall make comparable representations and warranties pertaining specifically to (and, as applicable, covenants by) such Persons), and
(iii) bear such Person's pro rata share (based on the number of Shares transferred) of all liabilities to the Proposed Purchaser arising out of representations, warranties and covenants (other than those representations, warranties and covenants that pertain specifically to a given Person, who shall bear all of the liability related thereto), indemnities or other agreements made in connection with the transfer.

               (b) Notices. AIP shall notify, or cause to be notified, each other Holder in writing of each proposed transfer subject to the tag-along rights in Section 2(a) above at least ten business days prior to such transfer (the "Sale Notice"). Such Sale Notice shall set forth: (i) the name and address of the Proposed Purchaser, and (ii) the proposed amount of consideration and the material terms and conditions of the transfer (if the proposed consideration is not cash, the notice shall describe the terms of the proposed consideration). The tag-along right may be exercised by any Holder by delivery of a written notice to AIP (the "Tag-Along Notice") within ten business days following receipt of the Sale Notice specified in the preceding sentence. The Tag-Along Notice shall state the number of Shares that such Holder proposes to include in such transfer to the Proposed Purchaser. Upon request by AIP, each Participating Holder shall deliver to AIP the certificate or certificates representing the Shares to be sold or otherwise disposed of pursuant to such transfer by such Holder, free and clear of all liens and encumbrances and duly endorsed in blank or accompanied by duly executed forms of assignment (with signatures guaranteed).

               (c) Power of Attorney and Further Assurances. In connection with the delivery of a Sale Notice pursuant to this Section 2, each Participating Holder hereby makes, constitutes and appoints Kirk Ferguson and Nathan L. Belden for so long as they remain Managing Directors of AIP or such other individual designated by AIP (the "Attorneys-in-Fact") the true and lawful attorneys-in-fact of such Holder, with full power of substitution and re-substitution and with full power and authority, in the name and on behalf of such Holder, to transfer the Shares pursuant to the terms of such transfer and to execute any purchase agreement or other documentation required to consummate such transfer. The powers granted herein (or in the Tag-Along Notices) will be deemed to be coupled with an interest, will be irrevocable and will survive death, incompetency or dissolution of any Holder. Each Holder further agrees to execute and deliver any other documentation or power of attorney required to consummate the transfer pursuant to this Section 2. Notwithstanding the foregoing, if a Holder electing to exercise his, her or its "tag-along" rights pursuant to this Section 2 does not agree to execute and deliver or does not execute and deliver any documentation required by this Section or otherwise reasonably requested by AIP or the Proposed Purchaser in connection with the sale of Shares pursuant to this Section 2, such Holder shall not be entitled to participate in the proposed transfer.

               (d) Number of Shares to be Sold. If there are no Participating Holders, then AIP may transfer such Shares on the terms and conditions no more favorable to AIP than those stated in the Sale Notice at any time within 180 days after expiration of the ten-business day period for giving Tag-Along Notices with respect to such transfer. Any such Shares not transferred by AIP during such 180-day period will again be subject to the provisions of this
Section 2 upon a subsequent transfer. If there are one or more Participating Holders, then AIP shall use reasonable efforts to obtain the agreement of the Proposed Purchaser to the participation of the Participating Holders in any contemplated transfer on the same terms and conditions. If the Proposed Purchaser is unwilling or unable to acquire all of the Shares offered to be transferred by AIP and the Participating Holders, then AIP may elect either to cancel such proposed transfer or to allow each of it and the Participating Holders to transfer the number of Shares equal to the product of (i) the quotient determined by dividing the percentage of Shares then held by AIP or such Participating Holder, as the case may be, by the aggregate percentage of such Shares then held by AIP and all Participating Holders, multiplied by (ii) the maximum number of such Shares that the Proposed Purchaser is willing to purchase.

Section 3.     "Bring-Along" Right.

               (a) Sales by AIP. If AIP at any time from time to time seeks a transfer (other than a transfer which would qualify as an Exempt Transfer) to a Proposed Purchaser of any Shares, upon the request of AIP, each Holder will sell to such Proposed Purchaser at the same price and upon the same terms and conditions as AIP (other than any management or transaction fees payable to AIP), the number of Shares equal to the product of the number of Shares then held by such Holder multiplied by a fraction, the numerator of which is the total number of Shares that AIP proposes for the Holders to transfer and the denominator of which is the total number of Shares. Such transaction is hereafter referred to as a "Bring-Along Sale." In a Bring-Along Sale, each Participating Holder shall be required, to the extent applicable, (i) to make to the Proposed Purchaser the same representations, warranties, covenants, indemnities and agreements as AIP makes in connection with such transfer (except that in the case of representations and warranties pertaining specifically to, or covenants made specifically by, AIP, the Participating Holders shall make comparable representations and warranties pertaining specifically to (and, as applicable, covenants by) such Persons), and (ii) bear such Person's pro rata share (based on the number of Shares transferred) of all liabilities to the Proposed Purchaser arising out of representations, warranties and covenants (other than those representations, warranties and covenants that pertain specifically to a given Person, who shall bear all of the liability related thereto), indemnities or other agreements made in connection with the transfer). Each Holder will bear (A) such Person's own costs of any sale of Shares pursuant to this Section 3, and (B) such Person's pro rata share (based on the number of Shares transferred) of the reasonable costs of any sale of Shares pursuant to this Section 3 to the extent such costs are incurred for the benefit of all selling Holders and are not otherwise paid by the acquiring party.

               (b) Notice. Prior to making any Bring-Along Sale, AIP shall, if it determines that Holders should participate in such transfer, provide each Holder with written notice (the "Bring-Along Notice") not less than ten business days prior to the proposed date of the Bring-Along Sale (the "Bring-Along Sale Date"). The Bring-Along Notice shall set forth: (i) the Shares to be transferred by such Holder (the "Bring-Along Shares"), (ii) the name and address of the Proposed Purchaser, (iii) the proposed amount and form of consideration to be paid per Share and the material terms and conditions of the transfer, (iv) the Bring-Along Sale Date and the date upon which the Holders shall deliver to AIP the certificates or other documentation representing the Shares to be transferred, and (v) that the Proposed Purchaser has been informed of the Bring-Along Sale rights and has agreed to purchase all of the applicable shares. Each Holder shall deliver to AIP the certificate or certificates (or other documentation) representing the applicable Shares, free and clear of all liens and encumbrances and duly endorsed in blank or accompanied by duly executed forms of assignment (with signatures guaranteed), on or before the date set forth in the Bring-Along Notice for such delivery.

               (c) Power of Attorney. In connection with the delivery of a Bring-Along Notice pursuant to this Section 3, each Holder hereby makes, constitutes and appoints the Attorneys-in-Fact the true and lawful attorneys-in-fact of such Holder, with full power of substitution and re-substitution and with full power and authority, in the name and on behalf of such Holder, to transfer such Shares pursuant to the terms of such transfer and to execute any documentation required to consummate such transfer. The powers granted herein will be deemed to be coupled with an interest, will be irrevocable and will survive death, incompetency or dissolution of any Holder. Each Holder further agrees to execute and deliver any other documentation or power of attorney required to consummate the transfer of such Shares.

               (d) Effect of Bring-Along Sale. If a Holder receives its proportionate share of the purchase price from a Bring-Along Sale, but has failed to deliver certificates (or other documentation, if applicable) representing its Shares as described in this Section 3, it shall have no voting rights, shall not be entitled to any dividends or other distributions and shall have no other rights or privileges granted to shareholders under law or this Agreement with respect to such Shares.

Section 4.     Restrictions on Transfer.

               (a) Transfers of Shares and Series A-1 Shares. Prior to the first to occur of (i) the third anniversary of the Funding Date or (ii) a Change of Control, except for Permitted Transfers, each Co-Investor agrees not to, directly or indirectly, offer, transfer, sell, assign, pledge, hypothecate, encumber or otherwise dispose of (any such act, sometimes referred to herein as a "Transfer") any Shares or Series A-1 Shares without the prior written consent of AIP and the Company. In addition, except for Permitted Transfers, each Co-Investor agrees not to, directly or indirectly, Transfer any Shares except in compliance with Section 7 hereof.

               (b) Certificates. Certificates representing the Shares and the Series A-1 Shares shall bear the following legends:

               THE TRANSFER, SALE, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE SHARES OF STOCK REPRESENTED BY THIS CERTIFICATE IS RESTRICTED BY THE SHAREHOLDERS AGREEMENT AMONG THE COMPANY AND CERTAIN OF ITS SHAREHOLDERS, A COPY OF WHICH IS ON FILE AT THE OFFICE OF THE COMPANY. THE COMPANY WILL FURNISH A COPY OF THE SHAREHOLDERS AGREEMENT TO THE HOLDER OF THIS CERTIFICATE UPON REQUEST AND WITHOUT CHARGE.

               THE SHARES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES LAWS, AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS OR AN EXEMPTION FROM REGISTRATION THEREUNDER.

Whenever in the opinion of counsel reasonably satisfactory to the Company (which opinion, unless waived by the Company, shall be delivered in writing to the Company) the restrictions described in any legend set forth above cease to be applicable to any Shares or Series A-1 Shares, the holder thereof shall be entitled to receive from the Company, without expense to the holder, a new certificate not bearing a legend stating such restriction.

               (c) Transfers in Violation. Any attempt to Transfer any Shares or Series A-1 Shares held by a Co-Investor which is not in compliance with this Agreement shall be null and void, and neither the Company nor any transfer agent shall give any effect in the Company's stock records to such attempted Transfer.

Section 5.     Restrictions on Purchase

               (a) Purchases. Each Co-Investor agrees not to, directly or indirectly, purchase any shares of Stock, without the prior written consent of the Company until the earlier of (i) the third anniversary of the Funding Date, and (ii) a Change of Control; provided, however, that any Co-Investor may directly or indirectly purchase any shares of Stock, without the prior written consent of the Company, at any time so long as the average weekly closing bid price of the Common Stock as listed on the over the counter bulletin board or wherever the Common Stock then trades shall be greater than or equal to $1.00 for a period of at least twelve out of thirteen consecutive weeks ending no more than ten days prior to the date such Co-Investor consummates such purchase.

               (b) Purchases in Violation. Any attempt by a Co-Investor to purchase any shares of Stock which is not in compliance with this Agreement shall be null and void, and neither the Company nor any transfer agent shall give any effect in the Company's stock records to such attempted purchase.

Section 6.     Voting Requirements.

               (a) Voting.

               (i) From and after the Funding Date and until the date that is the first anniversary of the Funding Date, each Co-Investor shall vote all of its Shares and all of its Series A-1 Shares over which such Co-Investor has voting control with AIP on all matters related to the election of the Board of Directors of the Company only, and shall take all other necessary or desirable actions within its control to effect such vote as reasonably requested by AIP.

               (ii) From and after the Funding Date and until the date that is the second anniversary of the Funding Date, each Co-Investor shall vote all of its Shares over which such Co-Investor has voting control with AIP on all matters related to the election of the Board of Directors of the Company only, and shall take all other necessary or desirable actions within its control to effect such vote as reasonably requested by AIP.

               (iii) From and after the Funding Date and until the date on which AIP no longer owns a majority of the Shares, each Co-Investor shall vote all of its Shares over which such Co-Investor has voting control with AIP on all matters, and shall take all other necessary or desirable actions within its control to effect such vote as reasonably requested by AIP.

               (b) Power of Attorney and Proxy. In connection with the voting arrangement described in clause (a) above, each Holder hereby makes, constitutes and appoints the Attorneys-in-Fact the true and lawful attorneys-in-fact, agent and proxy of such Holder, with full power of substitution and re-substitution and with full power and authority, in the name and on behalf of such Holder, to attend meetings of stockholders of the Company held from time to time, or to execute written consents in lieu of such meetings, in each case to vote as such Holder is required pursuant to this Section 6. The powers granted herein will be deemed to be coupled with an interest, will be irrevocable and will survive death, incompetency or dissolution of any Holder. Each Holder further agrees to execute and deliver any other documentation, power of attorney or proxy required to evidence such vote.

Section 7.     Right of First Offer.

               (a) First Offer Right Notice. If at any time any of the Co-Investors (each a "Transferring Holder") proposes to Transfer any Shares (except for Permitted Transfers), then such Transferring Holder will, not fewer than fifteen business days prior to making such Transfer, give notice (the "First Offer Right Notice") to AIP specifying the number of Shares to be Transferred (the "Offered Stock"), the price (the "Price") and the other terms and conditions upon which such Transferring Holder proposes to Transfer such Offered Stock. The First Offer Right Notice will constitute an irrevocable offer to Transfer all of the Offered Stock to AIP at the Price and on the terms specified in the First Offer Right Notice. AIP will have ten business days after its receipt of the First Offer Right Notice (the "AIP Offer Exercise Period") during which to notify the Transferring Holder in writing of its election to purchase all or any portion of the Offered Stock (a "Notice of Acceptance").

               (b) Offered Stock Closing. Upon the delivery of the Notice of Acceptance, AIP and the Transferring Holder shall be firmly bound to consummate the purchase and sale of the applicable Offered Stock in accordance with the First Offer Right Notice, the Notice of Acceptance and the terms hereof. Subject to the provisions hereof, within forty-five days after the Transferring Holder's receipt of the Notice of Acceptance, AIP shall purchase, and the Transferring Holder shall sell, the applicable Offered Stock at a mutually agreeable time and place (the "Offered Stock Closing").

               (c) Deliveries. At the Offered Stock Closing, the Transferring Holder shall deliver to AIP, certificates representing the Offered Stock, free and clear of any liens or encumbrances and duly endorsed in blank or accompanied by duly executed forms of assignment, to be purchased by AIP, and AIP shall pay to the Transferring Holder the purchase price for such Offered Stock by cashier's or certified check or by wire transfer of immediately available funds to an account designated by each such Transferring Holder.

               (d) Subsequent Transfers. If AIP elects not to purchase all or any portion of the Offered Stock in accordance with this Section 7, then the Transferring Holder may Transfer all or such portion of the Offered Stock, at a price which is not less than the Price and on other terms and conditions which are not materially more favorable in the aggregate to any transferee thereof than those specified in the First Offer Right Notice, but only to the extent that such Transfer occurs within ninety days after expiration of AIP Offer Exercise Period; so long as such transferee executes a Joinder Agreement. Any Shares not Transferred within such 90-day period will be subject to the provisions of this Section 7 upon subsequent Transfer.

     Section 8. INDEMNIFICATION. EACH HOLDER HEREBY AGREES SEVERALLY AND JOINTLY TO INDEMNIFY EACH ATTORNEY-IN-FACT AND HIS, HER OR ITS OFFICERS, EMPLOYEES, AFFILIATES, CONTROLLING PERSONS,

AGENTS AND REPRESENTATIVES AND THEIR RESPECTIVE SUCCESSORS AND ASSIGNS FROM AND AGAINST ALL LIABILITIES, DEMANDS, CLAIMS, ACTIONS AND EXPENSES (INCLUDING WITHOUT LIMITATION ATTORNEYS' FEES AND EXPENSES) ASSERTED AGAINST OR INCURRED AS A RESULT OF, ARISING OUT OF, RELATING TO, IN THE NATURE OF, OR CAUSED BY ACTS OR OMISSIONS OF ANY ATTORNEY-IN-FACT OR ANY OF HIS, HER OR ITS OFFICERS, EMPLOYEES, AFFILIATES, CONTROLLING PERSONS, AGENTS OR REPRESENTATIVES OR THEIR RESPECTIVE SUCCESSORS OR ASSIGNS PURSUANT TO THIS AGREEMENT.

               Section 9. Miscellaneous.

               (a) Assignment, Binding Effect. Except as otherwise specifically provided herein, this Agreement shall not be assignable by the parties hereto; provided, that AIP may assign its rights and obligations to any of its Affiliates or to any transferee of Shares in compliance with this Agreement. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective legal representatives, heirs, legatees, successors and permitted assigns.

               (b) Amendments. Except as otherwise provided herein, no amendment, modification or waiver of any provision of this Agreement shall be effective against the Company or the Holders unless such amendment or waiver is approved in writing by the Company, AIP and the Co-Investors holding a majority in interest of the then-outstanding Shares on a fully-diluted basis.

               (c) Governing Law. This Agreement shall be construed, interpreted and the rights of the parties determined in accordance with the laws of the State of Delaware (without reference to any choice of law rules that would require the application of the laws of any other jurisdiction).

(d) Interpretation. The headings of the sections contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties and shall not affect the meaning or interpretation of this Agreement. Words used herein, regardless of the number and gender specifically used, shall be deemed and construed to include any other number, singular or plural, and any other gender, masculine, feminine or neuter, as the context requires. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party.

               (e) Notices. Unless otherwise provided herein, any notice, request, instruction or other document to be given hereunder by any party to the other shall be in writing and delivered in person, by courier, by facsimile transmission, by nationally recognized overnight delivery service or by registered or certified mail, postage prepaid, return receipt requested, as follows:

               if to the Company:

                      Williams Controls, Inc.
                      14100 SW 72nd Avenue

                      Portland, OR  97224
                      Attention:  Dennis Bunday
                      Fax:  503-624-3812

               with a copy (which shall not constitute notice) to:

                      Davis Wright Tremaine, LLP
                      1300 SW Fifth Avenue, Suite 2300
                      Portland, OR 97201
                      Attention:  James Waggoner
                      Fax:  (503) 778-5299

               if to any Co-Investor:

                      at the address set forth on his, her or its Joinder Agreement if to AIP:

                      c/o American Industrial Partners
                      551 Fifth Avenue, Suite 3800
                      New York, NY  10176
                      Attention:  Kirk Ferguson
                      Facsimile:  (212) 986-5099

                      with a copy (which shall not constitute notice) to:

                      Kirkland & Ellis
                      655 Fifteenth Street, N.W.
                      Washington, D.C. 20005
                      Attention:  Robert G. Marks
                      Facsimile:  (202) 879-5200

Any party may, from time to time, designate any other address to which any such notice to it or him shall be sent. Any such notice shall be deemed to have been delivered upon receipt.

               (f) Waiver and Consent. No action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained herein. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as waiver of any preceding or succeeding breach and no failure by any party to exercise any right or privilege hereunder shall be deemed a waiver of such party's rights or privileges hereunder or shall be deemed a waiver of such party's rights to exercise the same at any subsequent time or times hereunder. Each party hereto, in addition to being entitled to exercise all rights provided herein, including recovery of damages, will be entitled to specific performance of its rights under this Agreement. Each party hereto agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this

Agreement and hereby agrees to waive the defense in any action for specific performance that a remedy at law would be adequate.

               (g) Inspection. Copies of this Agreement will be available for inspection or copying by any party at the offices of the Company through the Secretary of the Company.

               (h) Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same agreement.

               (i) Invalidity. In the event that any one or more of the provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement.

               (j) Term. This Agreement shall terminate on the first day in which there are no Shares outstanding; provided, however, that the indemnification provisions of Section 8 shall survive the termination of this Agreement indefinitely.

                            [SIGNATURE PAGES FOLLOW]

               IN WITNESS WHEREOF, the parties hereto have executed this Shareholders Agreement as of the date first above written.

                          WILLIAMS CONTROLS, INC.



                          By:
                             ---------------------------------------
                             Name:
                             Title:

                          AMERICAN INDUSTRIAL PARTNERS CAPITAL FUND III, L.P.


                          By:
                             ---------------------------------------
                                 American Industrial Partners III, L.P.,
                                 its general partner

                          By:
                             ---------------------------------------
                                 American Industrial Partners III
                                 Corporation, its general partner


                          By:
                             ---------------------------------------
                             Name:  Kirk R. Ferguson
                             Title:  Authorized Person


                          By:
                             ---------------------------------------
                             Name:  Nathan L. Belden
                             Title:  Authorized Person

                          [BRADY]



                          By:
                             ---------------------------------
                             Name:
                             Title:

                                                                      Exhibit A

                            FORM OF JOINDER AGREEMENT
                                       TO
                             SHAREHOLDERS AGREEMENT

        This Joinder Agreement (this "Joinder") is made as of the date written below by the undersigned (the "Joining Party") in favor of and for the benefit of Williams Controls, Inc. and the other parties to the Shareholders Agreement, dated as of July __, 2002 (the "Shareholders Agreement"). Capitalized terms used but not defined herein shall have the meanings given such terms in the Shareholders Agreement.

        The Joining Party hereby acknowledges, agrees and confirms that, by his, her or its execution of this Joinder, the Joining Party will be deemed to be a party to the Shareholders Agreement as a "Co-Investor" and shall have all of the obligations of a Co-Investor thereunder as if he, she or it had executed the Shareholders Agreement. The Joining Party hereby ratifies, as of the date hereof, and agrees to be bound by, all of the terms, provisions and conditions contained in the Shareholders Agreement.

               IN WITNESS WHEREOF, the undersigned has executed this Joinder Agreement to Shareholders Agreement as of ____________ __, 20__.





                                           -------------------------------------
                                                            [Name]

                                            Address:
                                                    ----------------------------
                                                    ----------------------------
                                                    ----------------------------

                                                              Exhibit 12(d)(ix)
                                MANAGEMENT SERVICES AGREEMENT
                                -----------------------------

               MANAGEMENT SERVICES AGREEMENT, as of July __, 2002, among Williams Controls, Inc., a Delaware corporation (the "Company"), and American Industrial Partners, a Delaware general partnership (collectively with any designee, the "Advisor"). Capitalized terms used herein but not defined herein have the meanings assigned thereto in that certain Series B Preferred Stock Purchase Agreement, dated as of May 31, 2002, by and among the Company, American Industrial Partners Capital Fund III, L.P. ("AIP III") and the other purchasers named therein (the "Stock Purchase Agreement").

               The Company desires for Advisor to provide certain ongoing management and advisory services to the Company and its subsidiaries, and Advisor is willing to provide such services subject to the terms and conditions contained herein.

               NOW, THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

               Section 1. Services. During the term of this Agreement, Advisor shall provide such advisory and management services to the Company and its subsidiaries as the Board of Directors of the Company shall reasonably request and Advisor shall agree to provide from time to time. The Company agrees that Advisor shall have the right, but not the obligation, to act as sole advisor to the Company and its subsidiaries with respect to significant business transactions. Such services shall be performed at Advisor's offices or at such other locations as Advisor shall reasonably determine.

               Section 2. Compensation. In consideration of the services previously provided and to be provided in accordance with Section 1, the Company agrees to pay to Advisor:

               (i) an advisory fee of $850,000 by wire transfer of immediately available funds on the date hereof;

               (ii) subject to the conditions precedent to liability set forth in Section 3 below, an annual management fee ("Annual Fee"), payable in quarterly installments in advance on January 1, April 1, July 1 and October 1 (or the next succeeding business day, if such day is not a business day) of each year, commencing July 1, 2002 (each, a "Payment Date"), equal to $400,000, plus 3% of any debt outstanding (including accrued interest thereon) of the Company or its subsidiaries as of the first day of the applicable quarterly payment period which is owned or guaranteed by AIP III or any of its affiliates; provided, that the Annual Fee shall be reduced by 50% beginning the first day of any quarterly period following the conversion of all shares of AIP III's Preferred Stock into the Company's Common Stock; and

               (iii) advisory and/or structuring fees in connection with
                    significant business transactions of the Company (including, without limitation, acquisitions, investments and financings) (collectively, each a "Transaction") in amounts comparable for similarly situated companies.

               Section 3. Billing as Condition Precedent to Liability; Forfeiture. Notwithstanding anything in Section 2(ii) to the contrary, the Company shall not owe the Annual Fee to Advisor, and such amount shall not in any manner be payable, unless and until Advisor sends the Company a bill for such amount. Advisor may send the Company multiple, partial bills for amounts owed as of the same Payment Date; provided, that for the avoidance of doubt the aggregate amount so billed shall not exceed the amount that would otherwise be due under Section 2(ii). To the extent Advisor does not bill the Company for an amount which but for this Section 3 would be owed as of a Payment Date within 24 months of such Payment Date, such amount shall be deemed irrevocably forfeited by Advisor and the Company shall have no further obligation whatsoever to pay such amount. Forfeiture of one installment (or partial installment) of the Annual Fee shall not in any way affect any other installment (or partial installment) of the Annual Fee which is billed within 24 months of its applicable Payment Date.

               Section 4. Reimbursement. Advisor and its affiliates shall be entitled to reimbursement of all reasonable out-of-pocket expenses (including travel, consultant and legal expenses) incurred in connection with the performance of this Agreement (other than salary expenses and associated overhead charges). The Company agrees to pay such amounts promptly, in no event later than 30 days of request therefor.

               Section 5. Indemnity; No Liability. In consideration of the execution and delivery of this Agreement by Advisor, the Company hereby agrees to indemnify, exonerate and hold each of Advisor and its affiliates, and each of their respective partners, shareholders, affiliates, directors, officers, fiduciaries, employees and agents and each of the partners, shareholders, affiliates, directors, officers, fiduciaries, employees and agents of each of the foregoing (collectively, the "Indemnitees") free and harmless from and against any and all actions, causes of action, suits, losses, liabilities and damages, and expenses in connection therewith, including without limitation reasonable attorneys' fees and disbursements (collectively, the "Indemnified Liabilities"), incurred by the Indemnitees or any of them as a result of, or arising out of, or relating to the execution, delivery, performance, enforcement or existence of this Agreement or the transactions contemplated hereby or thereby, and will reimburse each Indemnitee for all Indemnified Liabilities as they are incurred (and in no event later than 30 days after requested), except for any such Indemnified Liabilities arising solely on account of such Indemnitee's gross negligence or willful misconduct, and if and to the extent that the foregoing undertaking may be unenforceable for any reason, the Company hereby agrees to make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law. None of the Indemnitees shall be liable to the Company or any of their affiliates for any act or omission suffered or taken by such Indemnitee that is not finally judicially determined to constitute gross negligence or willful misconduct. The Company shall not, without the prior written consent of the Advisor, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any action, claim, suit or proceeding in respect of which indemnification may be sought hereunder (whether or not any Indemnitee is a party thereto) unless such settlement, compromise, consent or termination includes a full, complete and unconditional release of each Indemnitee for any liabilities arising out of such action, claim, suit or proceeding.

               Section 6. Independent Contractor; No Joint Venture; Not Broker/Dealer, Securities Underwriter or Placement Agent. The Advisor is performing services hereunder as an independent contractor (and not as an agent, representative or employee of the Company), and the Advisor is not and shall not be deemed to be a co-venturer with, or partner of, the Company in any respect. The parties acknowledge that Advisor is not a broker/dealer, securities underwriter or placement agent and, accordingly, if a Transaction consists of a public or private offering or other placement of securities, Advisor shall have the right to act as a financial advisor pursuant to Section 2(iii), and such investment banking firm(s) as the Company's Board of Directors may select shall be engaged as underwriter(s) or placement agent(s).

               Section 7. Governing Law; Submission to Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to conflicts of law principles.

               Section 8. Termination. This Agreement may be terminated by Advisor at any time by written notice to the Company. In addition, this Agreement will terminate automatically as of the earlier of (a) the seventh
(7th) anniversary of the date of this Agreement and (b) the end of the fiscal year in which AIP III and its affiliates own, directly or indirectly, less than five million shares of the Common Stock of the Company on a fully diluted basis (as such number is adjusted for stock splits, stock dividends and similar events). Notwithstanding the foregoing, this Agreement shall always remain in effect to the extent that any money is owed under Sections 2, 3 or 4 hereof, and Sections 4, 6 and 10 hereof shall survive the termination of this Agreement.

               Section 9. Payment Default. In the event that the Company is in payment default with respect to any amounts due the Advisor under this Agreement (after expiration of a 7 day grace period from the date due), such amounts (a) shall accrue interest daily at a rate equal to the greater of (x) 15% per annum, and (y) the dividend rate on the Preferred Stock in effect as of the due date (in each case, compounding quarterly), and (b) shall be paid in full prior to any payments being made to any class or series of preferred stock.

               Section 10. Entire Agreement; Amendment. This Agreement constitutes the entire agreement and understanding between the parties with respect to the subject matter hereof. This Agreement may be amended or modified, or any provision hereof may be waived, provided that such amendment or waiver is set forth in a writing executed by the parties. No courses of dealing between or among any persons having any interest in this Agreement will be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any person under or by reason of this Agreement.

               Section 11. No Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto without the prior written consent of the other parties hereto; provided that Advisor may assign all of its rights and obligations hereunder to any affiliate of Advisor without the consent of the Company; and provided, further, that Advisor may assign any or all of its rights hereunder, without the consent of the Company (i) to any lender providing financing to Advisor or its affiliates and (ii) in connection with any sale of all or substantially all of the assets, capital stock or business of Advisor or the Company (whether effected by sale, exchange, merger, consolidation or other transaction).

               Section 12. Binding Effect. In the event of assignment of this Agreement pursuant to Section 11 hereunder, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their successors and permitted assigns.

               Section 13. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given by personal delivery, by reputable overnight courier or by mail (registered or certified mail, postage prepaid, return receipt requested) to the respective parties as follows:

                      If to the Advisor:
                             c/o  American Industrial Partners
                             551 Fifth Avenue, Suite 3800
                             New York, NY  10176
                             Telecopy:      212-986-5099
                             Telephone:     212-983-1399
                             Attention:     Kirk Ferguson

                      with a copy to:

                             Kirkland & Ellis
                             655 Fifteenth Street, N.W.
                             Suite 1200
                             Washington, D.C.  20005
                             Telecopy:      (202) 879-5200
                             Telephone:     (202) 879-5127

                             Attention:     Robert G. Marks

                      If to the Company:

                             Williams Controls, Inc.
                             14100 SW 72nd Avenue
                             Portland, OR  97224
                             Telecopy:      (503) 624-3812
                             Telephone:     (503) 670-3307
                             Attention:     Dennis E. Bunday

               or to such other address as any party hereto may, from time to time, designate in a written notice given in like manner. Notices will be deemed to have been given hereunder when delivered personally, five days after deposit in the U.S. mail and one business day after deposit with a reputable overnight courier service.

               IN WITNESS WHEREOF, the parties hereto have executed this Management Services Agreement on the date first written above.


                                              WILLIAMS CONTROLS, INC.


                                              By:    _______________________
                                                     Name:
                                                     Title:


                                              AMERICAN INDUSTRIAL PARTNERS


                                              By:    _______________________
                                                     Name:
                                                     Title:


                                              By:    _______________________
                                                     Name:
                                                     Title:

                                                               Exhibit 12(d)(x)
                                VOTING AGREEMENT

This VOTING AGREEMENT (this "Agreement"), is dated as of July 1, 2002, by Taglich Brothers, Inc., a New York corporation ("Taglich") in favor of American Industrial Partners Capital Fund III, L.P., a Delaware limited partnership (together with its Affiliates, "AIP").


                              W I T N E S S E T H:

WHEREAS, as of the date hereof, Taglich is entitled to vote 66,180 shares of the Series A Preferred Stock, 71/2% Redeemable Convertible Series of Williams Controls, Inc. (the "Company") and 20,000 shares of Series B Preferred Stock, 15% Redeemable Convertible Series of the Company (collectively, the "Voting Shares") by reason of voting proxies granted by the owners of such Voting Shares to Taglich;

WHEREAS, the written consent of a majority of the Company's stockholders is necessary to approve an amendment to the Company's Certificate of Incorporation (the "Amendment") regarding the Company's express election not to be governed by
Section 203 of the Delaware General Corporation Law (the "DGCL"); and

WHEREAS, in connection with the Amendment, Taglich agrees to vote all of the Voting Shares over which it has voting control in favor of the Amendment.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration given to each party hereto, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1. AGREEMENT TO VOTE. Taglich hereby agrees that, during the time this Agreement is in effect, it will vote (or cause to be voted) all of the Voting Shares over which it has voting control, in favor of the Amendment.

2.       TERMINATION.

         2.1 TERMINATION OF THIS AGREEMENT. This Agreement shall (i) terminate automatically on the termination of that certain Series B Preferred Stock Purchase Agreement, dated as of May 31, 2002, between AIP, the Company and certain other parties thereto (the "Stock Purchase Agreement") pursuant to
Section 9.1 thereof, and (ii) if not earlier terminated, be deemed satisfied in full and terminated upon the adoption of the Amendment in accordance with
Section 203(b)(3) of the DGCL.

         2.2 EFFECT OF TERMINATION. In the event of termination of this Agreement pursuant to Section 2.1, this Agreement shall become void and of no effect with no liability on the part of any party hereto; provided, however that no such termination shall relieve any party hereto from any liability for any breach of this Agreement occurring prior to such termination; provided, further, however that Section 4.5 shall not be void and the parties shall continue to be liable in connection therewith.

3. REPRESENTATIONS AND WARRANTIES OF TAGLICH. Taglich hereby represents and warrants to AIP as follows:

3.1 AUTHORIZATION; ENFORCEABILITY; NO BREACH. Taglich has the authority to execute, deliver and perform this Agreement and the other documents and instruments to be executed by it pursuant hereto. This Agreement constitutes a valid and binding obligation of Taglich, enforceable in accordance with its terms except to the extent that the enforceability thereof may be limited by bankruptcy, insolvency or similar laws of general application relating to or affecting the enforcement of creditors' rights or by general principles of equity. The execution and delivery by Taglich of this Agreement and the fulfillment of and compliance with the respective terms hereof by Taglich do not and shall not conflict with or result in a breach of the terms, conditions or provisions of, constitute a default under, or result in a violation of, any material agreement or instrument, or any order, judgment or decree to which Taglich is subject.

4.       MISCELLANEOUS.

         4.1 FURTHER ASSURANCES. From time to time, at the request of AIP, and without further consideration, Taglich shall execute and deliver such additional documents and take all such further action as may be necessary or desirable to consummate and make effective the transactions contemplated by this Agreement.

         4.2 ASSIGNMENT. Except for an assignment by AIP to one of its affiliates or to another purchaser of the Company's Series B Preferred, this Agreement shall not be assigned by operation of law or otherwise and shall be binding upon and inure solely to the benefit of each party hereto. 4.3 AMENDMENTS. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by Taglich and AIP.

         4.4 NOTICES. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly received if so given) by hand delivery, by facsimile transmission or by mail (registered or certified mail, postage prepaid, return receipt requested) or by any courier service, such as Federal Express, providing proof of delivery. All communications hereunder shall be delivered to the respective parties at the following addresses:

         If to Taglich:

         1370 Avenue of the Americas
         31st Floor
         New York, NY 10019
         Attn: Douglas E. Hailey
         Facsimile: (212) 265-4744
         with a copy to:

         Robinson Silverman Pearce
         Aronsohn & Berman LLP
         1290 Avenue of the Americas
         New York, NY  10104
         Attn:  Antonio Peguero, Jr.
         Facsimile: (212) 541-1467

         If to AIP:

         551 Fifth Avenue, #3800
         New York, NY  10176
         Attention:  Kirk R. Ferguson
         Facsimile:  (212) 986-5099

         with a copy to:

         Kirkland & Ellis
         655 Fifteenth Street, N.W., Suite 1200
         Washington, D.C.  20005
         Attention:  Robert G. Marks
         Facsimile:  (202) 879-5200

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

         4.5      GOVERNING LAW.  This Agreement shall be governed by, and

construed in accordance with, the laws of the State of New York, without regard to conflicts of law principles.

         4.6 REMEDIES. Taglich recognizes and acknowledges that a breach by it of any covenants or agreements contained in this Agreement will cause AIP or its assignees to sustain irreparable injury and damages, for which money damages would not provide an adequate remedy, and therefore Taglich agrees that in the event of any such breach by, AIP or its assignee shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief.

         4.7 COUNTERPARTS. This Agreement may be executed by facsimile and in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same Agreement.

         4.8 DESCRIPTIVE HEADINGS. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

         4.9 SEVERABILITY. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

                     [REMAINDER OF PAGE INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Voting Agreement to be duly executed as of the day and year first above written.

                                             TAGLICH BROTHERS, INC.



                                             By:________________________________
                                                   Name:  Douglas E. Hailey
                                                   Title:

ACKNOWLEDGED AND AGREED TO AS OF
THE DATE FIRST WRITTEN ABOVE:

AMERICAN INDUSTRIAL PARTNERS CAPITAL
FUND III, L.P.

By:      American Industrial Partners III, L.P.
Its:     General Partner

By:      American Industrial Partners III Corporation
Its:     General Partner

By:      ______________________________
Name:    Kirk R. Ferguson
Title:   Authorized Person

By:      ______________________________
Name:    Nathan L. Belden
Title:   Authorized Person

                                                              Exhibit 12(d)(xi)
July 1, 2002



Dolphin Offshore Partners, L.P.



Ladies and Gentlemen:

Dolphin Offshore Partners, L.P. ("Dolphin") is the holder of a 12% Secured Subordinated Debenture (the "Debenture") issued by Williams Controls, Inc. (the "Company"). Dolphin has executed a Joinder whereunder it has agreed to become a Purchaser under the Series B Preferred Stock Purchase Agreement dated as of May 31, 2002 (the "Purchase Agreement"), between the Company, American Industrial Partners Capital Fund III, L.P. and the purchasers named therein. Capitalized terms not otherwise defined herein shall have the meanings set forth in the Purchase Agreement.

This letter will reflect that Dolphin will exchange its Debenture for shares of Series B Preferred of the Company to be issued to it under the Purchase Agreement. The Company deliver a certificate for shares of Series B Preferred against delivery of the original Debenture, and will pay accrued interest on the Debenture as of the Closing Date by a wire transfer issued promptly following Closing and delivery of the Original Debenture. The Company will also pay a management fee to Dolphin Management, Inc. in the amount of $67,000 by a wire transfer issued promptly following Closing.

If you are in agreement with the foregoing, please countersign this letter and return it to me.

Very truly yours,

WILLIAMS CONTROLS, INC.


Dennis Bunday, Chief Financial Officer

AGREED:

DOLPHIN OFFSHORE PARTNERS, L.P.


By
  -----------------------------
Title
     --------------------------

                                                              EXHIBIT 12(d)(xii)



         THIS SECURITY WAS ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT") AND APPLICABLE STATE SECURITIES LAWS AND MAY NOT BE SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN APPLICABLE EXEMPTION THEREFROM.

         THIS SECURITY, AND PAYMENT AND ENFORCEMENT HEREOF, IS SUBJECT TO THE TERMS AND PROVISIONS OF THAT CERTAIN SUBORDINATION AGREEMENT DATED AS OF [APRIL __, 2000] BETWEEN WELLS FARGO CREDIT, INC. AND THE HOLDER HEREOF AND ACKNOWLEDGED BY SUCH HOLDER, AS SUCH SUBORDINATION AGREEMENT MAY BE AMENDED FROM TIME TO TIME.


                             WILLIAMS CONTROLS, INC.
            Amended and Restated Subordinated Debenture Due ______________, 2004

No.____                                                             US$_________

         Williams Controls, Inc., a Delaware corporation (the "Issuer"), for value received, hereby promises to pay to _______, or registered assigns (the "Registered Holder"), the principal sum of (US$______) on __________, 20041 (the "Maturity Date"), and to pay interest on the unpaid principal amount of this Security (as defined below) as follows: (a) all interest that is accrued and unpaid on this Security as of the Amendment Date (as defined below) shall be paid on the first Interest Payment Date (as defined below) accruing after the Amendment Date, and (b) all interest that has accrued since (i) the Amendment Date or (ii) if later, the most recent Interest Payment Date to which interest has been paid, quarterly, in arrears, on March 1, June 1, September 1 and December 1 in each year, commencing on September 1, 2002 (each an "Interest Payment Date") at the rate of (A) twelve percent per annum for the period commencing on the Amendment Date, until and including the first anniversary of the Amendment Date, and (B) fifteen percent per annum for the period commencing on the date that is one day after the first anniversary of the Amendment Date until the principal hereof is paid. Interest shall accrue on any overdue principal and on any overdue installment of interest, which amount shall accrue daily, from the date such amount is due hereunder through and including the date such amount is paid at a rate of fifteen percent per annum (or, if less, the highest rate of interest that may then lawfully be charged). The interest so payable, and punctually paid, on any Interest Payment Date will be paid to the person in whose name this Security is registered at the close of business on February 15, May 15, August 15 or November 15 (whether or not a business day) as the case may be (each a "Regular Record Date"), next preceding such Interest Payment Date. Interest shall be computed on the basis of the actual number of days elapsed and the actual number of days in the relevant period.

         Principal of this Security shall be payable at the earliest of the Maturity Date, the Redemption Date (as defined below), or the Acceleration Date (as defined below) against surrender hereof at the principal executive offices of the Issuer in the United States; provided, that subject to Section 1(d), the Issuer may, at any time, prepay, without premium or penalty, all or any portion of this Security (all such prepayments shall be applied first against accrued but unpaid interest and then against principal).
----------
1 Maturity Date will be the second anniversary of the Amendment Date.

Payments of principal and of any interest on this Security shall be made in such coin or currency of the United States of America as at the time of payment is legal tender for payment of pubic and private debts. Payments of principal of this Security (other than partial prepayments) shall be made against surrender hereof, and payments of interest on this Security shall be made, in accordance with the foregoing and subject to applicable laws and regulations, by check mailed on or before the due date for such payment to the person entitled thereto at such person's address appearing on the Security Register (as hereinafter defined) or to such other address as the Registered Holder may have previously given notice to the Issuer in writing. Interest shall accrue and be payable on this Security through the earlier of the Maturity Date or the Redemption Date. If the principal on this Security is accelerated, interest shall accrue and be payable until the date of payment. The Issuer covenants that until this Security has been delivered to it for cancellation, or monies sufficient to pay the principal of and interest in this Security have been made available for payment and paid, it will at all times maintain at its principal executive offices in the United States an office or agency for the payment of the principal of and interest on the Securities as herein provided.

         1.       Security.

                  (a) The Issuer previously issued securities designated as 7.5% Convertible Subordinated Debentures Due March 31, 2003 (each, as amended or reissued from time to time prior to the date hereof, an "Original Debenture") pursuant to Debenture Placement Agreements dated as of April __, 2000, between the Issuer and each subscriber named therein (the "Purchase Agreements"). The Registered Holder is the owner of one such Original Debenture, and the Issuer and the Registered Holder each hereby amend and restate such Original Debenture in its entirety with this Security (this "Security" or this "Debenture") effective as of ______, 2002 (the "Amendment Date"), and the Issuer and the other registered holders have amended and restated their Original Debentures with similar securities (the "Securities" or the "Debentures"). Accordingly, it is expressly understood and acknowledged that from and after the Amendment Date these Amended and Restated Subordinated Debentures Due __________, 2004, and not the Original Debentures, are the sole evidence of the indebtedness owed by the Issuer to the registered holders of the "Debentures" described in the Purchase Agreements. Further, each registered holder, including the Registered Holder, on behalf of itself and its successor and assigns, waives, or has waived, any rights or claims against the Issuer pursuant to, under or in connection with the Original Debentures, except to the extent such rights or claims are set forth in the Securities. The obligations of the Issuer hereunder are not secured by any mortgage, pledge, encumbrance, security agreement or other security device and only the full faith and credit of the Issuer are pledged for the payment of all principal and interest due under this Security. The Securities are joint and several direct, unconditional and general obligations of the Issuer.

                  (b) The Securities will be subordinate and inferior to the Issuer's existing secured debt, any future secured debt, and up to $5,000,000 of principal amount of any unsecured debt outstanding at any time which the Issuer may incur in the future and which the Issuer classifies as "senior" to the Securities (collectively, "Senior Indebtedness"). The Issuer for itself, its successors and assigns, covenants and agrees and each Registered Holder of this Debenture, its successors and assigns, by its acceptance of this Debenture likewise covenants and agrees, that to the extent provided below the payment of the principal of and interest on this Debenture is hereby expressly subordinated and junior in right of payment to the extent and in the manner hereinafter set forth, to all Senior Indebtedness. From time to time, one or more holders of this Security may enter into a separate subordination agreement (a "Subordination Agreement") with a holder of Senior Indebtedness (an "Opt-Out Senior Lender"). In the event that one or more holders of this Security enter into a Subordination Agreement with an Opt-Out Senior Lender, the terms and conditions of the Subordination Agreement shall govern as between the holder or holders of this Security and the Opt-Out Senior Lender, and the terms and conditions of Sections 1(b) through 1(k) of this Security shall not be applicable and shall be inoperative as between the holder or holders of this Security and the Opt-Out Senior Lender (without prejudice to the rights of any other holder of Senior Indebtedness granted pursuant to this Section 1).

                  (c) Upon the acceleration of any Senior Indebtedness or upon the maturity of the entire principal amount of any Senior Indebtedness by lapse of time, acceleration or otherwise, all such Senior Indebtedness which has been so accelerated or matured shall first indefeasibly be paid in full before any payment is made by the Issuer or any person acting on behalf of the Issuer on account of any obligations evidenced by this Debenture.

                  (d) The Issuer shall not pay any principal portion of this Debenture before the scheduled due date thereof or pay any interest payable under this Debenture if there exists a Default or Event of Default (as such terms are defined in the instruments evidencing Senior Indebtedness) with respect to any Senior Indebtedness (hereinafter referred to as a "Blockage Event").

                  (e) The Issuer shall have the right to pay any principal portion of this Debenture before the scheduled due date thereof and shall resume payment of interest payable under this Debenture and a Blockage Event shall be deemed to have terminated:

                           (i) when such Default or Event of Default on Senior Indebtedness, as applicable, is cured or waived;

                           (ii) when the Registered Holder hereof shall have cured any such Default or Event of Default on Senior Indebtedness to the extent such Default or Event of Default can be cured by payment of money, which amount shall be added to the principal amount owing to the Registered Holder pursuant to this Debenture; or

                           (iii) 180 days after the occurrence of such Default or Event of Default, provided, that at the end of such 180 days, if any of the following events exists or occurs, the Blockage Event shall continue: (A) a Default in payment of any amount with respect to the Senior Indebtedness; (B) an acceleration of the Senior Indebtedness; or
         (C) the occurrence of an event of the type described below in subsection 1(k) hereof, provided, further, that a Blockage Event with respect to a single specified Default or Event of Default may be deemed to occur only once for each 360 day period.

                  (f) At any time there exists a Blockage Event, (i) the Issuer shall not, directly or indirectly, make any payment of any part of this Debenture, (ii) the Registered Holder hereof shall not demand or accept from the Issuer or any other person any such payment or cancel, set-off or otherwise discharge any part of the indebtedness represented by this Debenture, and (iii) neither the Issuer nor the Registered Holder hereof shall otherwise take or permit any action prejudicial to or inconsistent with the priority position of any holder of Senior Indebtedness over the Registered Holder of this Debenture.

                  (g) Any holder of Senior Indebtedness is hereby authorized to demand specific performance of this Debenture, whether or not the Issuer shall have complied with the provisions hereof applicable to it, at any time when the Registered Holder hereof shall have failed to comply with any provision hereof applicable to such Registered Holder. The Registered Holder hereby irrevocably waives any defense based on the adequacy of a remedy at law which might be asserted as a bar to the remedy of specific performance hereof in any action brought therefor by any holder of Senior Indebtedness. The Registered Holder further (i) waives presentment, demand, notice and protest in connection with all negotiable instruments evidencing Senior Indebtedness, notice of any loan made, extension granted or other action taken in reliance hereon and all demands and notices of every kind in connection with this Debenture or Senior Indebtedness; and (ii) assents to any renewal, extension or postponement of the time of payment of Senior Indebtedness or any other indulgence with respect thereto, to any substitution, exchange or release of collateral therefor and to the addition or release of any person primarily or secondarily liable thereon.

                  (h) No right of any holder of Senior Indebtedness to enforce the subordination of the obligations shall be impaired by any act or failure to act by the Issuer or the Registered Holder or by their failure to comply with this Debenture or any other agreement or document evidencing, related to or securing the obligations hereunder. Without in any way limiting the generality of the preceding sentence, the holders of Senior Indebtedness may, at any time and from time to time, without the consent of or notice to the Registered Holder, without incurring responsibility to the Registered Holder and without impairing or releasing the subordination provided in this Debenture or the obligations of the Registered Holder hereof to the holders of Senior Indebtedness, do any one or more of the following: (i) change the manner, place or terms of payment of, or renew or alter, any Senior Indebtedness, or otherwise amend or supplement in any manner, any Senior Indebtedness, or any instrument evidencing the same or any agreement under which Senior Indebtedness is outstanding; (ii) sell, exchange, release or otherwise deal with any property pledged, mortgaged or otherwise securing any Senior Indebtedness; (iii) release any Person or entity liable in any manner for the collection of any Senior Indebtedness; and (iv) exercise or refrain from exercising any rights against the Issuer or any other Person or entity.

                  (i) In the event that the Issuer shall make any payment or prepayment to the Registered Holder on account of the obligations under this Debenture which is prohibited by this Section 1, such payment shall be held by the Registered Holder, in trust for the benefit of, and shall be paid forthwith over and delivered to, the holders of Senior Indebtedness (pro rata as to each of such holders on the basis of the respective amounts and priorities of Senior Indebtedness held by them) to the extent necessary to pay all Senior Indebtedness due to such holders of Senior Indebtedness in full in accordance with its terms (whether or not such Senior Indebtedness is due and owing), after giving effect to any concurrent payment or distribution to or for the holders of such Senior Indebtedness.

                  (j) After all Senior Indebtedness indefeasibly is paid in full and until the obligations under the Debenture are paid in full, the Registered Holder shall be subrogated to the rights of holders of Senior Indebtedness to the extent that distributions otherwise payable to the Registered Holder have been applied to the payment of Senior Indebtedness. For purposes of such subrogation, no payments or distributions to holders of such Senior Indebtedness of any cash, property or securities to which the Registered Holder would be entitled except for the provisions of this Section 1 and no payment over pursuant to the provisions of this Section 1 to holders of such Senior Indebtedness by the Registered Holder, shall, as between the Issuer, its creditors other than holders of such Senior Indebtedness, and the Registered Holder, be deemed to be a payment by the Issuer to or on account of such Senior Indebtedness, it being understood that the provisions of this Section 1 are solely for the purpose of defining the relative rights of the holders of such Senior Indebtedness, on the one hand and the Registered Holder hereof, on the other hand.

                  (k) In any insolvency, receivership, bankruptcy, dissolution, liquidation or reorganization proceeding, or in any other proceeding, whether voluntary or involuntary, by or against the Issuer under any bankruptcy or insolvency law or laws relating to relief of debtors, to compositions, extensions or readjustments of indebtedness:

                           (i) the claims of any holders of Senior Indebtedness against the Issuer shall be paid indefeasibly in full in cash before any payment is made to the Registered Holder;

                           (ii) until all Senior Indebtedness is indefeasibly paid in full in cash any distribution to which the Registered Holder would be entitled but for this Section 4 shall be made to holders of Senior Indebtedness; and

                           (iii) the holders of Senior Indebtedness shall have the right to enforce, collect and receive every such payment or distribution and give acquittance therefor. In furtherance of the foregoing, in the event that the Issuer shall file or have filed against it a petition under any chapter or Title 11 of the United States Code or any comparable statute, with the result that the Issuer is excused from the obligation to pay all or any part of the amount otherwise payable in respect of the Senior Indebtedness during the period subsequent to the commencement of such proceedings, the Registered Holder agrees that all or such part of such amount shall be payable out of, and to that extent diminish and be at the expense of, the Registered Holder's reorganization dividends or other distributions in respect of any claim filed by it as a creditor or interest holder. In the event the holders of Senior Indebtedness receive amounts in excess of payment in full (cash) of amounts outstanding in respect of Senior Indebtedness (without giving effect to whether claims in respect of the Senior Indebtedness are allowed in any insolvency proceeding), the holders of the Senior Indebtedness shall pay such excess amounts to the Registered Holder.

         2. Denominations. The Securities are issuable only in fully registered form and in minimum authorized denominations of $1,000 and any integral multiple of $1,000 in excess thereof.

         3.       Transfer.

         (a) So long as any Securities remain Outstanding (as hereinafter defined), the Issuer shall maintain at its principal executive offices in the United States an office or agency where Securities may be presented or surrendered for payment, where Securities may be surrendered for registration of transfer or exchange, and where notices and demands to or upon the Issuer in respect of the Securities may be served. The Issuer will at all times act as its own security registrar and paying and transfer agent for such purposes and agrees to cause to be kept at such office a register (the "Security Register") in which, subject to such reasonable regulations as it may prescribe, the Issuer will provide for the registration of Securities and registration of transfers of Securities. As of the date this Security was originally issued, such principal executive offices of the Issuer were located at 14100 SW 72nd Avenue, Portland, Oregon 97224 (the "Principal Executive Offices"). The Issuer shall not change the location of its Principal Executive Offices unless Issuer provides all Registered Holders with no less than thirty (30) days prior written notice.

         (b) The transfer of a Security is registrable on the Security Register upon surrender of such Security at the principal executive offices of Issuer duly endorsed by, or accompanied by a written instrument of transfer in form reasonably satisfactory to the Issuer duly executed by the Registered Holder thereof, or the Registered Holder's attorney duly authorized in writing, together with any certifications and representations which Issuer may reasonably require to reflect compliance with all applicable securities laws, rules and regulations and the due authorization of the transaction. Upon such surrender of this Security for registration of transfer, the Issuer shall execute and deliver, in the name of the designated transferee or transferees, one or more new Securities, dated the date of the execution thereof, of any authorized denominations and of a like tenor, form and aggregate principal amount.

         (c) At the option of the Registered Holder, upon request confirmed in writing, Securities may be exchanged for Securities of any authorized denominations and of a like tenor, form and aggregate principal amount upon surrender of the Securities to be exchanged at the principal executive offices of the Issuer. Whenever any Securities are so surrendered for exchange, the Issuer shall execute and deliver the Securities which the Registered Holder making the exchange is entitled to receive. Any registration of transfer or exchange will be effected only upon the Issuer being reasonably satisfied with the documents of title and identity of the person making the request and subject to compliance with applicable Federal and state securities laws.

         (d) All Securities issued upon any registration of transfer or exchange of Securities shall be the valid obligations of the Issuer, evidencing the same debt, and entitled to the same benefits, as the Securities surrendered upon such registration of transfer or exchange. No service or other charges shall be made for any registration of transfer or exchange, but the Issuer may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

         (e) Prior to due presentment of this Security for registration of transfer, the Issuer may treat the person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and the Issuer shall not be affected by notice to the contrary.

         4. Payments When Banking Institutions are Closed. In any case where the due date for the payment of the principal of or interest on any Security shall be at any place of payment a day on which banking institutions are authorized or obligated by law to close, then payment of principal or interest, as the case may be, need not be made on such date at such place but may be made on the next succeeding day at such place which is not a day on which banking institutions are authorized or obligated by law to close, with the same force and effect as if made on the date for such payment, and interest shall accrue and be paid for the period through and including the date of payment.

         5.       Taxes.

                  (a) The Issuer shall pay all stamp and other duties and taxes, if any, which may be imposed by the United States or any political subdivision thereof, any state or any political subdivision thereof or any other taxing authority with respect to the issuance of the Securities.

                  (b) Except as specifically provided in this Security, the Issuer shall not be required to make any payment with respect to any tax, assessment or other governmental charge imposed by any government or any political subdivision or taxing authorities thereof or therein.

         6. Representations and Warranties of the Issuer. The Issuer represents and warrants to the Registered Holder as of the Amendment Date, as follows:

                  (a) Issuer is a corporation duly organized, existing and in good standing under the laws of its state of incorporation and has the corporate power to conduct the business which it conducts and proposes to conduct.

                  (b) The amendment and restatement of the Securities by the Issuer has been duly approved by the Board of Directors of Issuer and all other actions required to authorize and effect the amendment and restatement of the Securities have been duly taken and approved.

                  (c) The amendment and restatement of the Securities has been duly and validly authorized. The Securities are valid and binding obligations of the Issuer enforceable in accordance with their respective terms.

                  (d) Issuer has obtained all licenses, permits and other governmental authorizations necessary to the conduct of its business; such licenses, permits and other governmental authorizations obtained are in full force and effect; and Issuer is in all material respects complying therewith.

                  (e) Except as disclosed in the Issuer's Consent Solicitation Memorandum in Respect of the Amendment of all Outstanding 7.5% Convertible Subordinated Debentures Due March 31, 2003 (the "Memorandum"), the Issuer knows of no pending or threatened legal or governmental proceedings to which Issuer is a party which could materially adversely affect the business, property, financial condition or operations of the Issuer.

                  (f) Except as disclosed in the Memorandum, the Issuer is not in violation of or default under, nor will the execution and delivery of the amendment to and restatement of the Securities and the incurrence of the obligations herein or therein set forth and the consummation of the transactions herein or therein contemplated, result in a violation of, or constitute a default under the certificate of incorporation or by-laws, the performance or observance of any material obligations, agreement, covenant or condition contained in any bond, debenture, note or other evidence of indebtedness or in any material contract, indenture, mortgage, loan agreement, lease, joint venture or other agreements or instrument to which the Issuer is a party or by which it or any of its properties may be bound or in violation of any material order, rule, regulation, writ, injunction or decree of any government, governmental instrumentality or court, domestic or foreign.

         7. Covenants of the Issuer. Issuer hereby covenants and agrees that for so long as any of the Securities shall remain Outstanding:

                  (a) it will duly and punctually pay the principal of and any interest on the Securities in accordance with the terms hereof;

                  (b) it will do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights (charters and statutory) and franchises;

                  (c) it will cause all material properties used or useful in the conduct of its business to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the reasonable judgment of Issuer may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that the foregoing shall not prevent the Issuer from discontinuing the operation or maintenance of any such properties if such discontinuance is, in the reasonable judgment of Issuer, desirable in the conduct of its business or the business of any of its subsidiaries, and not disadvantageous in any material respect to the holders of Securities; and, provided, further, that the failure to comply herewith shall not be deemed a breach hereof unless such failure would have a material adverse effect on the business, financial condition or results of operations of Issuer and its subsidiaries, taken as a whole (a "Material Adverse Effect");

                  (d) it will pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon the Issuer or upon the income, profits or property of the Issuer, and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of the Issuer; provided, however, that the Issuer shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings; and, provided, further, that the failure to comply herewith shall not be deemed a breach if it would not have a Material Adverse Effect;

                  (e) it shall furnish to each Registered Holder of Securities a copy of all documents it is required to send to its shareholders at the time the same are sent to shareholders, including, without limitation, annual reports and proxy statements; as soon as it becomes aware of the same, it shall give written notice to each Registered Holder of Securities of any event or occurrence which by itself or with notice or lapse of time or both would entitle the holders of the Securities to declare the principal of and any interest on the Securities immediately due and payable pursuant to Section 11 hereof;

                  (f) it will promptly obtain and maintain from time to time all authorizations, permits, approvals, consents, licenses and exemptions which are required under any applicable law or regulation to enable it to perform all of its payment and other material obligations under the Securities or which may be required for the validity or enforceability of the Securities; provided, however, that the failure to obtain and maintain such authorizations, permits, approvals, consents, licenses and exemptions as to material obligations other than payment shall not constitute a breach of this provision unless such non-compliance materially adversely affects the Issuer's ability to comply with its obligations under the Securities;

                  (g) it will duly and punctually comply with and observe all statutes now or hereafter in force and all ordinances, regulation and by-laws thereunder and all requirements and orders of any government or other public authority; provided, however, that any non-compliance with any such statute, ordinance, regulation or by-law shall not constitute a breach of this provision unless such non-compliance materially adversely affects the Issuer's ability to comply with its obligations under the Securities;

                  (h) it shall permit any representative of any Registered Holder or Holders of at least $250,000 aggregate principal amount of the Securities to make inspections of, and to report on, the property of, and business operations being carried out by, the Issuer or any of its subsidiaries;

                  (i) it shall maintain and keep in force with reputable insurers and in adequate amounts, property, casualty, third party liability, business interruption and all such other insurances as would prudently be effected and maintained in the case of a company carrying on a business similar to that of the Issuer;

                  (j)      it shall not:

                  (i) declare or pay any cash dividends on its Common Stock (as defined below) or purchase, redeem or otherwise acquire or retire for value any shares of Common Stock (other than under the terms of the Issuer's stock option plan); or

                  (ii) consolidate with or merge into any other Person, where the Issuer is not the surviving corporation, or convey, transfer, lease or otherwise dispose of all or substantially all of its assets, except in compliance with the terms and conditions set forth in
                           Section 8 below.

8.       Change of Control.

                  (a) Subject to Section 1, in the event that there is a "Change of Control Event" of the Issuer, the Issuer shall immediately notify each holder hereof. Each holder may, within fifteen (15) days after written notice from the Issuer, elect to accelerate the maturity date of the Debentures owned by such holder to a date not less than 30 but not more than 45 days after the date of such notice from Issuer ("Redemption Date").

                  (b) For purposes hereof, a "Change of Control Event" shall be deemed to have occurred if any transaction, whether in a single transaction or series of related transactions, pursuant to which a person or group of related persons (x) acquires, whether by merger, stock purchase, recapitalization, redemption, issuance of capital stock or otherwise, more than fifty percent of the shares of Common Stock (as defined below) outstanding on a "fully diluted basis" (except to the extent resulting from such person's or group's ownership of Series B Shares (as defined below)), or (y) acquires assets constituting all or substantially all of the assets of the Issuer and its subsidiaries. "Common Stock" means, collectively, the Issuer's Common Stock, par value $.01 per share, and any capital stock of any class of the Issuer hereafter authorized which is not limited to a fixed sum or percentage of par or stated value in respect to the rights of the holders thereof to participate in dividends or in the distribution of assets upon any liquidation, dissolution or winding up of the Issuer. "Fully diluted basis" means, as of any date of determination, the number of shares of Common Stock outstanding plus (without duplication) all shares of Common Stock issuable, whether at such time or upon the passage of time or the occurrence of future events, upon the exercise, conversion or exchange of all then-outstanding rights, warrants, options, convertible securities, or exchangeable securities or indebtedness, or other rights, exercisable for or convertible or exchangeable into, directly or indirectly, Common Stock or securities exercisable for or convertible or exchangeable into Common Stock. "Series B Shares" means, collectively, shares of the Issuer's Series B Preferred Stock, and any shares of Common Stock issued upon conversion of shares of the Issuer's Series B Preferred Stock.

9.       Issuance of New Securities.

                  (a) If any mutilated Security is surrendered to the Issuer, the Issuer shall execute and deliver in exchange therefor a new Security of like tenor and principal amount, bearing a number not contemporaneously outstanding.

                  (b) If there is delivered to the Issuer (a) evidence to its reasonable satisfaction of the destruction, loss or theft of any Security and (b) such reasonable security or indemnity as may be required by it to save it harmless, then, in the absence of notice to the Issuer that such Security has been acquired by a bona fide purchaser, the Issuer shall execute and deliver in lieu of any such destroyed, lost or stolen Security a new Security of like tenor and principal amount and bearing a number not contemporaneously outstanding.

                  (c)      Upon the issuance of any new Security under this
Section 9, the Issuer may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses connected therewith.

                  (d) Any new Security delivered pursuant to this Section 9 shall be so dated that neither gain nor loss in interest shall result from such exchange.

                  (e) The provisions of this Section 9 are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities.

10.      Meetings.

                  (a) A meeting of holders of the Securities may be called at any time and from time to time to make, give or take any request, demand, authorization, direction, notice, consent, waiver or other action provided by the Securities to be made, given or taken by holders of Securities or to modify, amend or supplement the terms of the Securities as hereinafter provided. Notice of every meeting of holders of Securities, setting forth the time and the place of such meeting and in general terms the action proposed to be taken at such meeting, shall be given as provided for in the terms of the Securities, not less than fifteen (15) nor more than sixty (60) days prior to the date fixed for the meeting. Such meetings may be called at any time for any such purpose by the Issuer or by the holders of at least twenty-five (25%) percent in the aggregate principal amount of the Outstanding Securities by, in the case of the holders, written request to the Issuer setting forth in reasonable detail the action proposed to be taken at the meeting. Upon receipt of any such request, the Issuer shall call such meeting for such purposes by giving notice thereof.

                  (b) To be entitled to vote at any meeting of holders of Securities, a person shall be a registered holder of Outstanding Securities or a person duly appointed by an instrument in writing as proxy for such a holder. The persons entitled to vote more than fifty (50%) percent in principal amount of the Outstanding Securities shall constitute a quorum. The Issuer may make such reasonable and customary regulations as it shall deem advisable for any meeting of holders of Securities with respect to the appointment of proxies in respect of holders of Securities, the record date for determining the registered owners of Securities who are entitled to vote at such meeting (which date shall be set forth in the notice calling such meeting hereinabove referred to and which shall be not less than fifteen (15) nor more than sixty (60) days prior to such meeting), the adjournment and chairmanship of such meeting, the appointment and duties of inspectors of votes, the submission and examination of proxies, certificates and other evidence of the right to vote, and such other matters concerning the conduct of the meeting as it shall deem appropriate.

                  (c) At any meeting of holders of Securities duly called and held as specified above, upon the affirmative vote, in person or by proxy thereunto duly authorized in writing, of the Registered Holders of not less than seventy-five (75%) percent in aggregate principal amount of Outstanding Securities, or with the written consent of the Registered Holders of not less than seventy-five (75%) percent in aggregate principal amount of Outstanding Securities, the Issuer may modify, amend or supplement the terms of the Securities in any way, and the holders of Securities may make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action provided by the terms of the Securities to be made, given or taken by holders of Securities; provided, however, that no such action may, without the consent of Registered Holders of Securities owning ninety (90%) percent or more in the aggregate principal amount of Outstanding Securities affected thereby,
(a) change the due date for the payment of the principal of or any installment of interest on any Security, (b) reduce the principal amount of any Security, the portion of such principal amount which is payable upon acceleration of the maturity of such Security or the interest rate thereon, (c) change the coin or currency in which or the required places at which payment with respect to interest or principal in respect of Securities is payable, (d) permit the Issuer to redeem the Securities (other than as specifically provided in this Security), or (e) reduce the proportion of the principal amount of Securities the vote or consent of the holders of which is necessary to modify, amend or supplement the terms and conditions of the Securities or to make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action provided hereby or thereby to be made, taken or given.

                  (d) Any instrument given by or on behalf of any Registered Holder of a Security in connection with any consent to or vote for any such modification, amendment, supplement, request, demand, authorization, direction, notice, consent, waiver or other action will be irrevocable once given and will be conclusive and binding on all subsequent holders of such Security or any Security issued directly or indirectly in exchange or substitution therefor or in lieu thereof. Any such modification, amendment, supplement, request, demand, authorization, direction, notice, consent, waiver or other action will be conclusive and binding on all holders of Securities, whether or not they have given such consent or cast such vote, and whether or not notation of such modification, amendment, supplement, request, demand, authorization, direction, notice, consent, waiver or other action is made upon the Securities. Notice of any modification or amendment of, supplement to, or request, demand, authorization, direction, notice, consent, waiver or other action with respect to the Securities shall be given to each registered holder of Securities affected thereby, in all cases as provided herein.

                  (e) Securities executed and delivered after the effectiveness of any such modification, amendment, supplement, request, demand, authorization, direction, notice, consent, waiver or other action shall bear a notation in the form reasonably approved by the Issuer as to any matter provided for in such modification, amendment, supplement, request, demand, authorization, direction, notice, consent, waiver or other action. New Securities modified to conform to any such modification, amendment, supplement, request, demand, authorization, direction, notice, consent, waiver or other action may be prepared by the Issuer and executed and delivered in exchange for Outstanding Securities.

                  (f) For purposes of the provisions of the Securities, any Security executed and delivered by the Issuer shall, as of any date of determination, be deemed to be "Outstanding", except:

                           (i) Securities theretofore canceled by the Issuer or delivered to the Issuer for cancellation or held by the Issuer for reissuance but not reissued by the Issuer; or

                           (ii) Securities that have become due and payable at Maturity or otherwise and with respect to which monies sufficient to pay the principal thereof and any interest thereon shall have been made available to the Registered Holders thereof; or

                           (iii) Securities in lieu of or in substitution for which other Securities shall have been authenticated and delivered pursuant to the terms of the Securities;

         provided, however, that in determining whether the Registered Holders of the requisite principal amount of Outstanding Securities are present at a meeting of holders of Securities for quorum purposes or have consented to or voted in favor of any request, demand, authorization, direction, notice, consent, waiver, amendment, modification or supplement hereunder, Securities owned directly or indirectly by the Issuer or any Affiliate of the Issuer shall be disregarded and deemed not to be Outstanding.

         11. Notice. Where the terms of the Securities provide for notice to the holders of any event, such notice shall be sufficiently given if given in writing and mailed, first class postage prepaid, to each Registered Holder affected by such event, at his address as it appears in the register for the Securities. Any notice may be waived in writing by the Person entitled thereto, either before or after the event, and such waiver shall be equivalent of such notice.

         12.      Events of Default. In the event of:

                  (a) default in the payment of any interest on any Security for a period of ten (10) days after such payment is due and payable; or

                  (b) default in the payment of the principal of any Security at Maturity; or

                  (c)      the breach by the Issuer of any of the
representations and warranties set forth in Section 6 of the Securities; or

                  (d) default in the performance or breach of any other material covenant or agreement contained in the Securities that has not been cured within thirty (30) days after the date on which written notice of such default requiring the Issuer to remedy the same and stating that such notice is a "Notice of Default", shall first have been given to the Issuer by a Registered Holder or Holder(s) owning fifteen (15%) percent or more of Securities; or

                  (e) default under one or more bonds, debentures, notes or other evidence of Indebtedness in excess of $250,000 in the aggregate, whether such Indebtedness is secured or unsecured and whether such Indebtedness now exists or shall hereinafter be created, which has not been cured within a period of thirty (30) days; or

                  (f) any misstatement of a material fact in the Memorandum or omission of a material fact necessary to make the information in the Memorandum not misleading (regardless of any investigation made by any Registered Holders); or

                  (g) the entry by a court having jurisdiction of (i) a decree or order for relief in respect of the Issuer in an involuntary case or proceeding under any applicable bankruptcy, insolvency, reorganization or other similar law or (ii) a decree or order adjudging the Issuer a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Issuer under any applicable law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Issuer or of any substantial part of the property of the Issuer, or ordering the winding up or liquidation of the affairs of the Issuer, and any such decree or order for relief or any such other decree or order shall continue unstayed and in effect for a period of sixty (60) consecutive days; or

                  (h) commencement by any Issuer of a voluntary case or proceeding under any applicable bankruptcy, insolvency, reorganization or other similar law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by the Issuer to the entry of a decree or order for relief in respect of the Issuer in an involuntary case or proceeding under any applicable bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against the Issuer, or the filing by the Issuer of a petition or answer or consent seeking reorganization or relief under any such applicable law, or the consent by the Issuer to the filing of such petition or to the appointment of or the taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Issuer or of any substantial part of its property, or the making by the Issuer of an assignment for the benefit of creditors, or the taking of action by the Issuer in furtherance of any such action;

then a Registered Holder or Registered Holders owning fifteen (15%) percent or more of the Securities may, at their option, declare the principal of this Security and the interest accrued hereon to be due and payable immediately (such date being the "Acceleration Date") by written notice to the Issuer at its principal executive offices, and unless all such defaults shall have been cured by the Issuer prior to receipt of such written notice, the principal of this Security and the interest accrued thereon shall become and be immediately due and payable.

         13. Amendments and Modifications. In the event that any of the terms of this Security are modified or amended, other than the date of issuance and face value of this Security, at any time, the Issuer shall notify each Registered Holder, in writing, of such modification(s) or amendment(s). Except as provided in Section 10, each Registered Holder may accept all such terms, at the sole discretion of such Registered Holder by providing written notice to the Issuer within fifteen (15) days after having received such notification from the Issuer. Except as provided in Section 10, if no such acceptance is received by the Issuer within said fifteen (15) days, the term of this Security shall remain unmodified by such modification(s) or amendment(s).

         14. Governing Law; Jurisdiction. This Security shall be governed by and construed in accordance with the laws of New York without regard to the conflicts-of-laws principles thereof. The Issuer hereby irrevocably (a) submits to the exclusive jurisdiction of, and agrees that any action, suit or other proceeding at law, in equity or otherwise, shall only be brought in the Supreme Court, New York County, or Federal District Court for the Southern District of New York, for the purpose of any such suit, action or other proceeding arising out of or based upon this Security or the transactions contemplated hereby ("Action"); (b) waives, to the extent not prohibited by applicable law, rule or regulation, and agrees not to assert, by way of motion, as a defense or otherwise, in any such Action, any claim that any such person is not subject personally to the jurisdiction of the aforementioned courts, that its property is exempt or immune from attachment or execution, that any such action brought in the aforementioned court is brought in an inconvenient forum, that the venue of any such action brought in the aforementioned court is improper, or that this Security, or the transactions contemplated hereby enforced in or by such court, and (c) consents to service of process in any such Action by recognized overnight courier service. Nothing herein shall affect the right to serve process in any other manner permitted by law.

         15. Definitions. The following terms shall have the meaning ascribed to them below:

         "Affiliate" means any Person directly or indirectly controlling, controlled by or under direct or indirect control with another Person.

         "Contingent Obligations", as applied to any Person, means any direct or indirect liability, contingent or otherwise, of that Person (i) with respect to any Indebtedness, lease, dividend or other obligation of another if the primary purpose or intent thereof by the Person incurring the Contingent Obligation is to provide assurance to the obligee of such obligation of another that such obligation of another will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such obligation will be protected (in whole or in part) against loss in respect thereof, (ii) with respect to any letter of credit issued for the account of that person, unpaid bankers' acceptances, bankers' assurances or guarantees or similar items, or (iii) under any Interest Rate Protection Agreement or any long-term foreign currency exchange contract, currency swap agreement, currency futures contract, currency option contract, synthetic capital or similar arrangement designed to protect the Person entering into the same against fluctuations in currency values. Contingent Obligations shall include, without limitation, (A) the direct or indirect guaranty, endorsement, co-making, discounting with recourse or sale with recourse by such Person of the obligation of another, (B) the obligation to make take-or-pay or similar payments if required regardless of non-performance by any other party or parties to an agreement, and (C) any liability of such Person for the obligations of another through any agreement (contingent or otherwise) (x) to purchase, repurchase or otherwise acquire such obligation or any security therefor, or to provide funds for the payment or discharge of such obligation (whether in the form of loans, advances, stock purchases, capital contributions or otherwise), (y) to maintain the solvency, any balance sheet item, level of income or financial condition of another, or (z) to make take-or-pay or similar payments if required regardless of non-performance by any other party or parties to an agreement (provided, that in the case of any agreement described under Sub-clauses (C)(x) or (C)(y) of this sentence, the primary purpose or intent thereof is as described in the preceding sentence). The amount of any Contingent Obligation of a Person shall be equal to the amount of the obligation so guaranteed or otherwise supported, subject to any limitation as to amount contained in the instrument or agreement creating or evidencing such Contingent Obligation; or in the case of Contingent Obligations referred to in clause (iii) above, the mark-to-market value of such Contingent Obligation at the relevant date of determination.

         "Control" means possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

         "Indebtedness" of any Person means, at any date of determination, without duplication, (i) all obligations of such Person for borrowed money, (ii) that portion of obligations with respect to capital leases that is properly classified as a liability on a balance sheet of such Person in conformity with GAAP, (iii) notes payable and drafts accepted of such Person representing extensions of credit whether or not representing obligations for borrowed money,
(iv) any obligation of such Person owed for all or any part of the deferred price of the property or services, which price or obligation is (x) due more than (or has not been discharged prior to) three (3) months from the date of incurrence of the obligation in respect thereof, or (y) evidenced by a note, instrument or other written agreement, (v) all Contingent Obligations of such Person, and (vi) all indebtedness of the type described in clauses (i) through (v) above that is secured by any Lien on any property or asset owned or held by such person (provided, that the amount of such indebtedness included as Indebtedness under this clause (vi) shall not exceed the market value of the property or asset subject to such Lien).

         "Lien" means any mortgage, pledge, hypothecation, security interest, encumbrance, charge or lien (statutory or otherwise) or assignment, deposit arrangement or other preferential arrangement in respect of an interest in property intended to secure, support or otherwise assure payment of an obligation (including, without limitation, any conditional sale or other title retention agreement and any lease having substantially the same economic effect as the foregoing).

         "Maturity" when used with respect to any Security, means the date on which the principal of such Security or an installment of principal becomes due and payable as therein or herein provided, whether at the Stated Maturity or by declaration or acceleration, call for redemption or otherwise.

         "Person" means any individual, sole proprietorship, partnership, joint venture, trust, unincorporated organization, association, corporation, institution, public benefit corporation, entity or government (whether Federal, state, county, city, municipal or otherwise, including without limitation, any instrumentality, division, agency, body or department thereof).

         "Stated Maturity" when used with respect to any Security or any installment of interest thereon, means the date specified in such Security as the fixed date on which the principal of such Security or such installment of interest is due and payable.

         IN WITNESS WHEREOF, the Issuer has caused this instrument to be duly executed and it corporate seal to be affixed hereto.

                                                     WILLIAMS CONTROLS, INC.

                                                     By:
                                                        -----------------------
                                                        Name:
                                                        Title:

Dated:  _____, 2002 [SEAL]

                                                            EXHIBIT 12(d)(xiii)

                       AMENDED AND RESTATED CREDIT AGREEMENT



                                      among



                             WILLIAMS CONTROLS, INC.
                             AGROTEC WILLIAMS, INC.
                              APTEK WILLIAMS, INC.
                                 WMCO-GEO, INC.
                              HARDEE WILLIAMS, INC.
                              KENCO/WILLIAMS, INC.
                               NESC WILLIAMS, INC.
                       PREMIER PLASTIC TECHNOLOGIES, INC.
                        PROACTIVE ACQUISITION CORPORATION
                          WACCAMAW WHEEL WILLIAMS, INC.
                       WILLIAMS CONTROLS INDUSTRIES, INC.
                           WILLIAMS TECHNOLOGIES, INC.
                           WILLIAMS WORLD TRADE, INC.
                            WILLIAMS AUTOMOTIVE, INC.
                                       and
                             TECHWOOD WILLIAMS, INC.
                                  as Borrowers


                                       and


                            WELLS FARGO CREDIT, INC.,
                                    as Lender




                         TOTAL COMMITMENT -- $12,200,000

                                  JULY 1, 2002






























[
                                    CONTENTS

ARTICLE I.           DEFINITIONS............................................1

         1.1         DEFINED TERMS..........................................1

         1.2         ACCOUNTING AND FINANCIAL DETERMINATIONS................19

         1.3         HEADINGS...............................................19

         1.4         ADDITIONAL DEFINITION PROVISIONS.......................19

ARTICLE II.          APPOINTMENT OF BORROWERS' AGENT; JOINT AND
                     SEVERAL LIABILITY......................................19

         2.1         APPOINTMENT OF AGENT...................................19

         2.2         AUTHORIZED REPRESENTATIVES.............................20

         2.3         JOINT AND SEVERAL LIABILITY; RIGHTS OF
                     CONTRIBUTION...........................................20

ARTICLE III.         THE CREDITS............................................22

         3.1         REVOLVING LOANS........................................22

         3.2         TERM LOANS.............................................24

         3.3         INTEREST/FEES..........................................24

         3.4         INTEREST OPTIONS.......................................25

         3.5         OTHER PAYMENT TERMS....................................26

         3.6         CHANGE OF CIRCUMSTANCES................................26

         3.7         TAXES ON PAYMENTS......................................28

         3.8         FUNDING LOSS INDEMNIFICATION...........................28

ARTICLE IV.          COLLECTION AND ADMINISTRATION..........................29

         4.1         LOCKBOX AND CASH COLLATERAL ACCOUNT....................29

         4.2         STATEMENTS.............................................29

         4.3         PAYMENTS...............................................29



                                                                         PAGE i

ARTICLE V.           SECURITY...............................................30

         5.1         GRANT OF SECURITY INTEREST.............................30

         5.2         PERFECTION; DUTY OF CARE...............................30

         5.3         REAL ESTATE SECURITY; RELEASE..........................31

ARTICLE VI.          REPRESENTATIONS AND WARRANTIES.........................31

         6.1         LEGAL STATUS; SUBSIDIARIES.............................31

         6.2         DUE AUTHORIZATION; NO VIOLATION........................32

         6.3         GOVERNMENT APPROVAL, REGULATION........................32

         6.4         VALIDITY; ENFORCEABILITY...............................32

         6.5         CORRECTNESS OF FINANCIAL STATEMENTS....................32

         6.6         TAXES..................................................33

         6.7         LITIGATION, LABOR CONTROVERSIES........................33

         6.8         TITLE TO PROPERTY, LIENS...............................33

         6.9         ERISA COMPLIANCE.......................................33

         6.10        OTHER OBLIGATIONS......................................34

         6.11        ENVIRONMENTAL MATTERS..................................34

         6.12        NO BURDENSOME RESTRICTIONS; NO DEFAULTS................34

         6.13        NO OTHER VENTURES......................................34

         6.14        INSURANCE..............................................35

         6.15        FORCE MAJEURE..........................................35

         6.16        INTELLECTUAL PROPERTY..................................35

         6.17        CERTAIN INDEBTEDNESS...................................35

         6.18        SOLVENCY...............................................35

         6.19        CHIEF EXECUTIVE OFFICE AND OTHER LOCATIONS.............36

         6.20        FISCAL YEAR............................................36




                                                                        PAGE ii

         6.21        COMPLIANCE WITH LAW....................................36

         6.22        NO SUBORDINATION.......................................36

         6.23        TRUTH, ACCURACY OF INFORMATION.........................36

         6.24        RIGHTS TO PAYMENT......................................36

         6.25        SUBORDINATION OF CONVERTIBLE DEBT......................37

ARTICLE VII.         CONDITIONS.............................................37

         7.1         CONDITIONS OF INITIAL EXTENSION OF CREDIT..............37

         7.2         CONDITIONS OF EACH EXTENSION OF CREDIT.................38

ARTICLE VIII.        AFFIRMATIVE COVENANTS..................................39

         8.1         PAYMENTS...............................................39

         8.2         ACCOUNTING RECORDS.....................................39

         8.3         INFORMATION AND REPORTS................................39

         8.4         COMPLIANCE.............................................41

         8.5         INSURANCE..............................................41

         8.6         FACILITIES.............................................42

         8.7         TAXES AND OTHER LIABILITIES............................42

         8.8         LITIGATION.............................................42

         8.9         NOTICE TO LENDER.......................................43

         8.10        CONDUCT OF BUSINESS....................................43

         8.11        PRESERVATION OF CORPORATE EXISTENCE, ETC...............43

         8.12        ACCESS.................................................43

         8.13        PERFORMANCE AND COMPLIANCE WITH OTHER
                     CONTRACTUAL OBLIGATIONS................................44

         8.14        FISCAL YEAR; ACCOUNTING PRACTICES......................44

         8.15        ENVIRONMENTAL..........................................44

         8.16        LIENS..................................................45




                                                                       PAGE iii

         8.17        FUTURE SUBSIDIARIES....................................45

         8.18        USE OF PROCEEDS........................................45

         8.19        COMPLIANCE WITH ERISA..................................45

         8.20        FURTHER ASSURANCES.....................................45

ARTICLE IX.          NEGATIVE COVENANTS.....................................46

         9.1         LIENS..................................................46

         9.2         INDEBTEDNESS...........................................46

         9.3         RESTRICTED PAYMENTS, REDEMPTIONS.......................46

         9.4         MERGERS, STOCK ISSUANCES, SALE OF ASSETS, ETC..........47

         9.5         INVESTMENTS............................................47

         9.6         CHANGE IN NATURE OF BUSINESS...........................48

         9.7         ERISA..................................................48

         9.8         CANCELLATION OF INDEBTEDNESS OWED TO IT................48

         9.9         MARGIN REGULATIONS.....................................48

         9.10        ENVIRONMENTAL..........................................48

         9.11        TRANSACTIONS WITH AFFILIATES...........................48

         9.12        NEW COLLATERAL LOCATION; NAME CHANGE...................49

         9.13        NO SPECULATIVE TRANSACTIONS............................49

ARTICLE X.           FINANCIAL COVENANTS....................................49

         10.1        MINIMUM ADJUSTED BOOK NET WORTH........................49

         10.2        NET INCOME.............................................49

         10.3        DEBT SERVICE COVERAGE RATIO............................50

         10.4        CAPITAL EXPENDITURES...................................50

         10.5        REVISED FINANCIAL COVENANTS............................50

         10.6        GAAP CHANGES...........................................50




                                                                        PAGE iv

ARTICLE XI.          EVENTS OF DEFAULT......................................51

         11.1        EVENTS OF DEFAULT......................................51

         11.2        REMEDIES...............................................53

         11.3        LENDER AS BORROWERS' ATTORNEY..........................55

         11.4        EXCEPTIONS.............................................56

ARTICLE XII.         MISCELLANEOUS..........................................56

         12.1        NOTICES................................................56

         12.2        COSTS, EXPENSES, ATTORNEYS' FEES.......................56

         12.3        INDEMNIFICATION........................................57

         12.4        SUCCESSORS AND ASSIGNS.................................58

         12.5        SETOFF.................................................58

         12.6        NO WAIVER; CUMULATIVE REMEDIES.........................58

         12.7        ENTIRE AGREEMENT.......................................59

         12.8        NO THIRD PARTY BENEFICIARIES...........................59

         12.9        TIME...................................................59

         12.10       SEVERABILITY OF PROVISIONS.............................59

         12.11       GOVERNING LAW..........................................59

         12.12       SUBMISSION TO JURISDICTION.............................59

         12.13       WAIVER OF JURY TRIAL...................................60

         12.14       COUNTERPARTS...........................................60

         12.15       CONSENTS...............................................60

         12.16       OREGON STATUTORY NOTICE................................60















                                                                         PAGE v

                                    EXHIBITS

A        Borrowing Base Certificate
B        Note Forms
C        Notice of Authorized Representatives
D        Notice of Borrowing
E        Notice of Conversion or Continuation
F        Closing Date Contingent Obligations
G        Form of Chief Financial Officer's Certificate














































                                                                        PAGE vi

                      AMENDED AND RESTATED CREDIT AGREEMENT


         THIS AMENDED AND RESTATED CREDIT AGREEMENT is entered into as of July 1, 2002 by and among WILLIAMS CONTROLS, INC. a Delaware corporation ("Parent"), AGROTEC WILLIAMS, INC., a Delaware corporation, APTEK WILLIAMS, INC., a Delaware corporation, WMCO-GEO, INC., a Florida corporation, HARDEE WILLIAMS, INC., a Delaware corporation, KENCO/WILLIAMS, INC., a Delaware corporation, NESC WILLIAMS, INC., a Delaware corporation, PREMIER PLASTIC TECHNOLOGIES, INC., a Delaware corporation, PROACTIVE ACQUISITION CORPORATION, a Michigan corporation, WACCAMAW WHEEL WILLIAMS, INC., a Delaware corporation, WILLIAMS CONTROLS INDUSTRIES, INC., a Delaware corporation, WILLIAMS TECHNOLOGIES, INC., a Delaware corporation, WILLIAMS WORLD TRADE, INC., a Delaware corporation, WILLIAMS AUTOMOTIVE, INC., a Delaware corporation, TECHWOOD WILLIAMS, INC., a Delaware corporation,(each of the foregoing parties, including Parent, individually referred to as "Borrower" and all collectively referred to as "Borrowers") and WELLS FARGO CREDIT, INC. ("Lender").

                                    RECITALS

         Borrowers and Lender are parties to that certain Credit Agreement dated July 11, 1997 (as amended, the "Existing Credit Agreement"). The parties desire to make certain changes to the Existing Credit Agreement and have decided, for ease of reference, to amend and restate the Existing Credit Agreement in its entirety.

         NOW, THEREFORE, in consideration of the mutual covenants and promises of the parties contained herein, Borrowers and Lender hereby agree as follows:

ARTICLE I.            DEFINITIONS

         1.1          DEFINED TERMS

         All terms defined above shall have the meanings set forth above. The following terms shall have the meanings set forth below (with all such meanings to be equally applicable to both the singular and plural forms of the terms defined):

         "Accounts" means (i) all "accounts" as defined in the UCC and (ii) all presently existing and hereafter arising rights to payment of a monetary obligation, whether or not earned by performance.

         "Active Borrower" means any one of Parent, Aptek Williams, Inc., NESC Williams, Inc., ProActive Acquisition Corporation and Williams Controls Industries, Inc.

         "Adjusted Book Net Worth" means the total of Parent's shareholders' equity plus the following to the extent included in determining Parent's shareholders' equity: (i) the cumulative amount of transaction costs expensed or amortized in relation to the AIP Transactions that reduced Parent's shareholders' equity, stay bonuses not to exceed $300,000, any severance costs and any Management Fees; (ii) an amount required such that the net effect to Parent's shareholders' equity of the exchange of Series A Preferred Stock for Series A-1 Preferred Stock occurring on or around the Closing Date is zero (iii) any non-cash dividends and (iv) any other non-cash charges (excluding depreciation) incurred after May 31, 2002 and less the following to the extent included in determining Parent's shareholders' equity: (a) any income recognized after May 31, 2002 from escrow proceeds or extinguishment of debt; and (b) the amount of equity contributed to Parent on or about the Closing Date in connection with the AIP Transactions and repayment of the Indebtedness referenced in Section 7.1(a)(vii).

         "Agreement" means this Amended and Restated Credit Agreement as amended, modified or supplemented from time to time.

         "AIP" means American Industrial Partners Capital Fund III, L.P.

         "AIP Transactions" means the transactions contemplated by that certain Series B Preferred Stock Purchase Agreement among AIP, Parent and certain other purchasers named therein dated May 31, 2002, including without limitation (i) the exchange of the Series A Preferred Stock for the Series A-1 Preferred Stock,
(ii) the amendment and restatement of the Existing Credit Agreement and the Convertible Debentures, (iii) the expansion of the size of the Board of Directors of the Parent and the creation of an executive committee of the Board of Directors of the Parent, (iv) the entering into the Management Agreement and the agreement in respect of the Dolphin Transaction Fee, (v) the amendments to the Certificate of Incorporation regarding the Series A-1 Preferred Stock, Series B Preferred Stock, 10% Mandatory Convertible Preferred Stock, the increase in number of authorized shares of Common Stock and Section 203 of the Delaware General Corporation Law, (vi) the repayment of the Bridge Debt and
(vii) the payment to Taglich Brothers, Inc. of up to $600,000 of fees (payable in a combination of Common Stock and cash).

         "Applicable Rate" means, at any date, the lesser of (a) the Highest Lawful Rate or (b) the following: (i) with respect to each Prime Rate Loan, a per annum rate equal to the Prime Rate in effect on such date plus the applicable Prime Margin; and (ii) with respect to each LIBOR Loan, a per annum rate equal to the sum of LIBOR plus the applicable LIBOR Margin.

         "A/R Advance Rate" means, the following (or such other rates as Lender may designate from time to time in its sole discretion) with respect to the Eligible Accounts of each Borrower listed below: 85% for Williams Controls Industries, Inc., Aptek Williams, Inc. and NESC Williams, Inc.

         "Authorized Representative" means a person designated as such by Borrowers' Agent in a Notice of Authorized Representatives delivered to Lender.

         "Available Credit" means, at any time, the amount by which (a) the lesser of (i) $10,000,000 or (ii) the Borrowing Base is greater than (b) the outstanding principal amount of the Revolving Loans.

         "Availability Reserves" means, as of any date of determination, such amounts (expressed as either a specified amount or as a percentage of a specified category or item) as Lender may from time to time establish and revise in Good Faith reducing the amount of Revolving Loans that would otherwise be available to Borrowers under the lending formula(s) provided for herein: (a) to reflect events, conditions, contingencies or risks which, as determined by Lender in Good Faith, do or may affect (i) the Collateral or its value, (ii) the assets, business or prospects of Borrower, or (iii) the security interests and other rights of Lender in the Collateral (including the enforceability, perfection and priority thereof), or (b) to reflect Lender's Good Faith belief that any collateral report or financial information furnished by or on behalf of Borrower to Lender is or may have been incomplete, inaccurate or misleading in any material respect, or (c) in respect of any state of facts which Lender determines in Good Faith constitutes a Default.

         "Bankruptcy Code" means the Bankruptcy Reform Act, Title 11 of the United States Code, as amended or recodified from time to time, including (unless the context otherwise requires) any rules or regulations promulgated thereunder.

         "Borrowers' Agent" means Parent in its capacity as agent for the Borrowers.

         "Borrowing Base" means, as of any date of determination, an amount equal to the following amount:

                  (i) the applicable A/R Advance Rate applied to an amount equal to (A) the face amount of the then outstanding Eligible Accounts of each Borrower for whom there is an A/R Advance Rate less (B) sales, excise or similar taxes included in the amount thereof and less (C) returns, discounts, claims, credits and allowances of any nature at any time issued, owing, granted, outstanding, available or claimed with respect thereto;

                  (ii) plus the lesser of (a) $4,000,000 or (b) the applicable Inventory Advance Rates applied, with respect to the applicable category of Eligible Inventory of each Borrower for whom there is an Inventory Advance Rate, to the then amount of such Eligible Inventory valued at the lower of cost (determined on a "first in, first out" basis) or market value; and

                  (iii)    plus, after the FREP Effective Date, the lesser of
         (a) $1,000,000 (or such lesser amount as Borrowers' Agent designates in a notice to Lender on or before the FREP Effective Date) or (b) the applicable A/R Advance Rate applied to the face amount of the then outstanding Eligible Foreign Accounts of each Borrower for whom there is an A/R Advance Rate;

                  (iv)     less all Availability Reserves.

         "Borrowing Base Certificate" means certificates substantially in the form of the certificates attached hereto as Exhibit A.

         "Bridge Debt" means the $5,000,000 of 12% Secured Subordinated Debentures issued by Parent and due March 1, 2002.

         "Business Day" means (a) for all purposes other than as covered by clause (b) below, any day other than a Saturday, Sunday or other day on which commercial banks are authorized or required to be closed in Minneapolis, Minnesota, San Francisco, California or New York, New York, and (b) with respect to all notices, determinations, fundings and payments in connection with any LIBOR interest selection or LIBOR Loan, any day that is a Business Day described in clause (a) above and that also is a day for trading by and between banks in U.S. Dollar deposits in the London interbank eurocurrency market.

         "Capital Expenditures" mean, for any period, all capital expenditures for such period, plus, without duplication, Capitalized Lease Obligations incurred in such period and amounts incurred in such period with respect to Other Leases.

         "Capitalized Lease" means, as to any Person, any lease of property by such Person as lessee that would be capitalized on a balance sheet of such Person prepared in accordance with GAAP.

         "Capitalized Lease Obligations" means, as to any Person, the capitalized amount of all obligations of such Person and its subsidiaries under Capitalized Leases, as determined on a consolidated basis in accordance with GAAP.

         "Cash Collateral Account" has the meaning set forth in Section 4.1(b).

         "Cash Equivalent Investment" means, at any time: (a) any evidence of indebtedness, maturing not more than one year after such time, issued or guaranteed by the United States government; (b) commercial paper, maturing not more than nine months from the date of issue, which is issued by (i) a corporation (other than an affiliate of Borrower) organized under the laws of any state of the United States or of the District of Columbia and rated at least A-1 by Standard & Poor's Corporation or P-1 by Moody's Investors Service, Inc., or (ii) Lender (or its holding company); (c) any certificate of deposit or bankers acceptance, maturing not more than one year after such time, which is issued by either (i) a commercial banking institution that is a member of the Federal Reserve System and has a combined capital and surplus and undivided profits of not less than $500,000,000, or (ii) Lender; (d) any repurchase agreement entered into with Lender (or other commercial banking institution of the stature referred to in clause (c)(i)) which (i) is secured by a fully perfected security interest in any obligation of the type described in any of clauses (a) through (c), and (ii) has a market value at the time such repurchase agreement is entered into of not less than 100% of the repurchase obligation of Lender (or other commercial banking institution) thereunder; (e) investments permitted under any investment policy adopted by Borrower and approved by

Lender; or (f) any mutual fund holding investments consisting of at least 95% of the foregoing.

         "Change in Control" means that AIP no longer possess the power to elect a majority of Parent's directors.

         "Change of Law" means the adoption of any Governmental Rule, any change in any Governmental Rule or the application or requirements thereof (whether such change occurs in accordance with the terms of such Governmental Rule as enacted, as a result of amendment or otherwise), any change in the interpretation or administration of any Governmental Rule by any Governmental Authority, or compliance by Lender (or any entity controlling Lender) with any request, guideline or directive (whether or not having the force of law) of any Governmental Authority.

         "Closing Date" means the date of this Agreement.

         "CMLTD" means, for any period, all scheduled principal payments of Borrowers' long-term Debt (including but not limited to scheduled principal payments pursuant to Capitalized Lease Obligations) for such period.

         "Code" means the Internal Revenue Code of 1986, as amended from time to time.

         "Collateral" means all of Borrowers' assets, including, without limitation, (a) all Accounts, Rights to Payment, General Intangibles, Records, goods, fixtures, inventory, equipment, money, letter of credit rights, supporting obligations, instruments, chattel paper, deposit accounts, documents, investment property, and commercial tort claims; (b) all products, proceeds, rents and profits of the foregoing; and (c) all of the foregoing, whether now owned or existing or hereafter acquired or arising or in which Borrower now has or hereafter acquires any rights.

         "Commitment" means any obligation of Lender to extend credit or any other financial accommodation under any of the Loan Documents.

         "Commodity Contracts" means commodity options, futures, swaps, and other similar agreements and arrangements designed to provide protection against fluctuations in commodity prices.

         "Contaminant" means any pollutant, hazardous substance, toxic substance, hazardous waste or other substance regulated or forming the basis of liability under any Environmental Law.

         "Contingent Obligation" means, as applied to any Person, any direct or indirect liability, contingent or otherwise, of such Person with respect to any Indebtedness or Contractual Obligation of another Person, if the purpose or intent of such Person in incurring the Contingent Obligation is to provide assurance to the obligee of such Indebtedness or Contractual Obligation that such Indebtedness or Contractual Obligation will be paid or discharged, or that any agreement entered into by such other Person relating to such Indebtedness or Contractual Obligation will be complied with, or that any holder of such Indebtedness or Contractual Obligation will be protected against loss in respect thereof. Contingent Obligations of a Person include, without limitation, (a) the direct or indirect guarantee, endorsement (other than for collection or deposit in the ordinary course of business), co-making, discounting with recourse or sale with recourse by such Person of an obligation of another Person, and (b) any liability of such Person for an obligation of another Person through any agreement (contingent or otherwise) (i) to purchase, repurchase or otherwise acquire such obligation or any security therefor, or to provide funds for the payment or discharge of such obligation (whether in the form of a loan, advance, stock purchase, capital contribution or otherwise),
(ii) to maintain the solvency or any balance sheet item, level of income or financial condition of another Person, (iii) to make take-or-pay or similar payments, if required, regardless of nonperformance by any other party or parties to an agreement, (iv) to purchase, sell or lease (as lessor or lessee) property, or to purchase or sell services, primarily for the purpose of enabling the debtor to make payment of such obligation or to assure the holder of such obligation against loss, or (v) to supply funds to or in any other manner invest in such other Person (including, without limitation, to pay for property or services irrespective of whether such property is received or such services are rendered), if in the case of any agreement or liability described under subclauses (i) through (v) of this sentence the primary purpose or intent thereof is as described in the preceding sentence. The amount of any Contingent Obligation shall be equal to the lesser of (A) the amount payable under such Contingent Obligation (if quantifiable) or (B) the portion of the obligation so guaranteed or otherwise supported.

         "Contractual Obligation" of any Person means any obligation, agreement, undertaking or similar provision of any security issued by such Person or of any agreement, undertaking, contract, lease, indenture, mortgage, deed of trust or other instrument to which such Person is a party or by which it or any of its property is bound or to which any of its property is subject.

         "Convertible Debentures" means the $2,149,000 of 7.5% Convertible Subordinated Debentures issued by Parent and due March 31, 2003 (or such later date as is provided pursuant to Section 7.1(a)(vi)).

         "Debt" of any Person means, without duplication, (a) all obligations of such Person for borrowed money and all obligations of such Person evidenced by bonds, debentures, notes, bills or other similar instruments; (b) all obligations, contingent or otherwise, relative to the face amount of all letters of credit, whether or not drawn, and banker's acceptances issued for such Person's account; (c) all Capitalized Lease Obligations and Other Lease obligations of such Person; (d) whether or not so included as liabilities in accordance with GAAP, all obligations of such Person to pay the deferred purchase price of property or services, and indebtedness (excluding prepaid interest thereon) secured by a Lien on property owned or being purchased by such Person (including indebtedness arising under conditional sales or other title retention agreements), whether or not such indebtedness shall have been assumed by such Person or is limited in recourse; and (e) all Contingent Obligations of such Person in respect of any of the foregoing. For purposes of determining the amount of Debt in a circumstance when the creditor has recourse only to specified assets, the amount shall be the lesser of (i) the amount of such obligation or (ii) the fair market value of such assets.

         "Debt Service Coverage Ratio" means, for any period, the ratio of (i) the sum of (A) EBITDA for such period less (B) Capital Expenditures for such period to the extent not financed with long-term Debt, proceeds of Revolving Loans, proceeds of insurance and/or net cash proceeds from the sale of capital assets to (ii) the sum of CMLTD plus cash interest expense for such period.

         "Default" means (i) an Event of Default, (ii) an event or condition that with the giving of notice or the passage of time, or both, would constitute an Event of Default, or (iii) the filing against Borrower of a petition commencing an involuntary case under the Bankruptcy Code.

         "Disclosure Letter" means the Disclosure Letter from Borrowers' Agent to Lender dated the Closing Date.

         "Dolphin Transaction Fee" means the transaction fee of $67,000 to be paid by Parent to Dolphin Management, Inc. on or around the Closing Date.

         "EBITDA" means, as of the end of any period, Borrowers' consolidated net income after taxes for such period plus (i) the sum of the amounts for such period included in determining such net income of (A) interest expense, (B) income tax expense, (C) depreciation expense, (D) amortization expense, (D) unusual non-cash charges, extraordinary non-cash losses and other non-recurring non-cash charges and (E) Management Fees; less (ii) the sum of the amounts for such period included in determining such net income of (A) gains on sales of assets (excluding sales of inventory in the ordinary course of business) and (B) unusual non-cash gains, extraordinary non-cash gains and other non-recurring non-cash gains.

         "ERISA" means the Employee Retirement Income Security Act of 1974, as amended or recodified from time to time, including (unless the context otherwise requires) any rules or regulations promulgated thereunder.

         "ERISA Affiliate" means any trade or business (whether or not incorporated) under common control with Borrower within the meaning of Section 414(b) or (c) of the Code (and Sections 414(m) and (o) of the Code for purposes of provisions relating to Section 412 of the Code).

         "ERISA Event" means (a) a Reportable Event with respect to a Pension Plan; (b) a withdrawal by Borrower or any ERISA Affiliate from a Pension Plan subject to Section 4063 of ERISA during a plan year in which it was a substantial employer (as defined in Section 4001(a)(2) of ERISA) or a cessation of operations that is treated as such a withdrawal under Section 4062(e) of ERISA; (c) a complete or partial withdrawal by Borrower or any ERISA Affiliate from a Multiemployer Plan or notification that a Multiemployer Plan is in reorganization; (d) the filing of a notice of intent to terminate, the treatment of a Plan amendment as a termination under Sections 4041 or 4041A of ERISA, or the commencement of proceedings by the PBGC to terminate a Pension Plan or Multiemployer Plan; (e) an event or condition which might reasonably be expected to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Pension Plan or Multiemployer Plan; or (f) the imposition of any liability under Title IV of ERISA, other than PBGC premiums due but not delinquent under Section 4007 of ERISA, upon Borrower or any ERISA Affiliate.

         "Eligible Accounts" means those Accounts that Lender determines in the Good Faith exercise of its discretion to be eligible for inclusion in the Borrowing Base. General criteria for Eligible Accounts may be established and revised from time to time by Lender in Good Faith. Without limiting such discretion as to other Accounts, the following Accounts shall not be Eligible
Accounts:

                   (i) Accounts which do not consist of ordinary trade accounts receivable owned by Borrower, payable in cash in United States dollars (except for amounts payable in a foreign currency if the applicable Borrower has entered into a currency hedge agreement with respect to such foreign currency on terms acceptable to Lender) and arising out of the final sale of inventory or provision of services in the ordinary course of Borrower's business as presently conducted by it;

                  (ii) Accounts with respect to which the services covered thereby have not been rendered or the goods covered thereby have not been delivered to the account debtor or its designee or with respect to which Borrower failed to issue an original invoice at the agreed-upon purchase price to the account debtor promptly after rendering such services or delivering such goods to the account debtor;

                 (iii) Accounts which are not absolutely and unconditionally payable;

                  (iv) Accounts with respect to which more than 120 days have elapsed since the date of the original invoice applicable thereto;

                   (v)     Accounts which are more than 60 days past due;

                  (vi) Accounts with respect to which the account debtor is an affiliate of Borrower or any officer, employee or agent of the account debtor is an officer, employee or agent of or affiliated with Borrower directly or indirectly by virtue of family membership, ownership, control, management or otherwise;

                 (vii) Accounts with respect to which the account debtor is the United States of America or any department, agency or instrumentality thereof, except for those Accounts as to which Borrower has assigned its right to payment thereof to Lender, and the assignment has been acknowledged, pursuant to the Assignment of Claims Act of 1940, as amended (31 U.S.C. ss.3727);

                (viii) the chief executive office of the account debtor with respect to such Account is not located in the United States of America, unless (a) the account debtor has delivered to Borrower an irrevocable letter of credit issued or confirmed by a bank satisfactory to Lender, sufficient to cover such Account, in form and substance satisfactory to Lender and, if required by Lender, the original of such letter of credit has been delivered to Lender or Lender's agent and the issuer thereof notified of the assignment of the proceeds of such letter of credit to Lender, (b) such Account is subject to credit insurance payable to Lender issued by an insurer and on terms and in an amount acceptable to Lender, (c) the account debtor resides in a province of Canada under the laws of which Lender has a perfected Lien in such account, or (d) such Account is otherwise acceptable in all respects to Lender (subject to such lending formula with respect thereto as Lender may determine); provided, however, that up to $1,000,000 of Accounts of Volvo Lastvagnar A.B. shall not be ineligible as a result of this item
         (viii);

                  (ix) Accounts for which the prospect of payment or performance by the account debtor is or will be impaired in the Good Faith determination of Lender;

                   (x) Accounts with respect to which Lender does not have a valid and prior, fully perfected first Lien free of all Liens or other claims of all other Persons;

                  (xi) Accounts with respect to which the account debtor is the subject of bankruptcy or a similar insolvency proceeding, or has made an assignment for the benefit of creditors, or whose assets have been conveyed to a receiver or trustee, or who has failed or suspended or gone out of business;

                 (xii) Accounts with respect to which the account debtor's obligation to pay the Accounts is conditional upon the account debtor's approval;

                (xiii) except as otherwise designated by Lender in a notice to Borrowers' Agent, Accounts from an account debtor to the extent that the account debtor's indebtedness to a Borrower (whether evidenced by such Accounts or otherwise) exceeds an amount which is greater than 15% (30% with respect to Navistar, Freightliner and General Motors) of the face amount of Borrowers' aggregate gross accounts receivable;

                 (xiv) Accounts owed by a particular account debtor if 25% or more of the aggregate Accounts then owed to Borrower by that account debtor and its affiliates are not Eligible Accounts;

                  (xv) Accounts of a particular account debtor in excess of a credit limit established as to that account debtor by Borrower or by Lender;

                 (xvi) Accounts which represent a prepayment or progress payment or a partial payment under an installment contract;

                (xvii) Accounts which are evidenced by a promissory note or other instrument;

               (xviii)     Accounts with respect to which the terms or
         conditions prohibit or restrict assignment or collection rights;

                 (xix) Accounts with respect to which the account debtor is located in any jurisdiction requiring the timely filing by Borrower of a report or document before such Account is created in order to bring suit or otherwise enforce its remedies against such account debtor in the courts or through any judicial process of such jurisdiction, unless Borrower has filed, or is exempt from filing, such a report; and

                  (xx) Accounts with respect to which the account debtor is also a creditor of Borrower, but only to the extent of the amount owed by Borrower to such account debtor if such amount is less than the amount of all Accounts with respect to such account debtor which otherwise would be Eligible Accounts.

         Lender shall have the right, but not the duty, to declare particular accounts ineligible. The fact that Lender has not declared a particular account ineligible shall not be deemed to be a determination or representation by Lender as to the creditworthiness or financial condition of any account debtor. Because of banking relationships between account debtors of Borrower and Lender, Lender may have information about the creditworthiness of such account debtors; however, Lender shall not have any duty to Borrowers to disclose information it may have about any of Borrowers' account debtors and Borrowers shall have no right to rely upon any action or inaction of Lender concerning the creditworthiness or financial condition of Borrowers' account debtors. BORROWERS HEREBY COVENANT NOT TO SUE AND TO HOLD HARMLESS LENDER AND ITS OFFICERS, DIRECTORS, EMPLOYEES, AGENTS, SUCCESSORS AND ASSIGNS FOR AND FROM ANY AND ALL DAMAGES, LIABILITY, OR CLAIMS OF LIABILITY, WHETHER KNOWN OR UNKNOWN, OF ANY NATURE ARISING OUT OF OR BASED IN WHOLE OR IN PART UPON LENDER'S FAILURE TO DISCLOSE UNFAVORABLE INFORMATION ABOUT AN ACCOUNT DEBTOR OF BORROWER TO BORROWERS, OR LENDER'S FAILURE TO TREAT AS INELIGIBLE THE ACCOUNT OF AN ACCOUNT DEBTOR OF BORROWER ABOUT WHOM LENDER HAS UNFAVORABLE INFORMATION.

         "Eligible Foreign Accounts" means those Accounts that would be Eligible Accounts except for application of the following items included in the definition of Eligible Accounts: (a) item (viii) and (b) the parenthetical language in item (i). In addition, the following Accounts shall not be Eligible Foreign Accounts:

                  (i)      Accounts owed by a Governmental Authority;

                  (ii) that portion of Accounts that has been restructured, extended, amended or modified;

                  (iii) that portion of Accounts that constitutes advertising, finance charges, service charges or sales or excise taxes;

                  (iv) that portion of Accounts owed by any one account debtor that would permit Revolving Loans supported by such account debtor's Accounts to exceed $200,000 at any one time;

                  (v) Accounts denominated in any currency other than United States dollars, Canadian dollars, French francs, Swiss francs, German marks, Japanese yen, United Kingdom pounds sterling;

                  (vi) Accounts with respect to which Borrower has not instructed the account debtor to pay the Account to the Cash Collateral Account; and

                  (vii) Accounts owed by debtors located in countries not acceptable to the Bank in its sole discretion.

         "Eligible Inventory" means inventory that Lender determines in the Good Faith exercise of its discretion to be eligible for inclusion in the Borrowing Base. General criteria for Eligible Inventory may be established and revised from time to time by Lender in Good Faith. Without limiting such discretion as to other inventory, the following inventory shall in any event not constitute Eligible Inventory:

                  (i) finished goods that are not held by Borrower for sale as inventory in the ordinary course of Borrower's business as presently conducted by it or that are obsolete, not in good condition, not of merchantable quality or not salable in the ordinary course of Borrower's business or that are subject to defects that would affect their market value;

                  (ii)     work in process, supplies and packaging;

                  (iii) inventory that Lender, in the Good Faith exercise of its discretion determines to be unacceptable due to age, type, category or quantity;

                  (iv) inventory with respect to which Lender does not have a valid and prior, fully perfected Lien and that is not free of all other Liens, except Permitted Liens;

                  (v) inventory in the possession of any Person other than Borrower, except (subject to any additional requirements imposed by Lender, in the Good Faith exercise of its discretion to protect Borrower's title thereto or Lender's Lien therein) goods held in storage solely for the account of Borrower, if the Person in possession has acknowledged in writing (on terms acceptable to Lender) Lender's Lien thereon and has not issued a negotiable document of title as to the goods;

                  (vi) inventory located on premises leased by Borrower if Lender has not received a landlord's waiver acceptable to Lender with respect to such premises; and

                  (vii) inventory not located in Portland, Oregon, Sarasota, Florida or Zanesville, Ohio.

         "Employee Loan" means a loan made by Parent to an officer, director and/or employee of Parent solely for the purpose of financing all or part of a contemporaneous purchase by the obligor of Series B Preferred Stock from Parent.

         "Environmental Law" means all applicable federal, state and local laws, statutes, ordinances and regulations, and any applicable judicial or administrative interpretation, order, consent decree or judgment, relating to the regulation and protection of the environment. Environmental Laws include but are not limited to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (42 U.S.C.ss. 9601 et seq.); the Hazardous Material Transportation Act, as amended (49 U.S.C.ss. 180 et seq.); the Federal Insecticide, Fungicide, and Rodenticide Act, as amended (7 U.S.C.ss. 136 et seq.); the Resource Conservation and Recovery Act, as amended (42 U.S.C.ss. 6901 et seq.); the Toxic Substance Control Act, as amended (42 U.S.C.ss. 7401 et seq.); the Clean Air Act, as amended (42 U.S.C.ss. 740 et seq.); the Federal Water Pollution Control Act, as amended (33 U.S.C.ss. 1251 et seq.); and the Safe Drinking Water Act, as amended (42 U.S.C.ss. 300f et seq.), and their state and local counterparts or equivalents and any applicable transfer of ownership notification or approval statutes.

         "Environmental Liabilities and Costs" means, as to any Person, all liabilities, obligations, responsibilities, Remedial Actions, losses, damages, punitive damages, consequential damages, treble damages, costs and expenses (including, without limitation, all fees, disbursements and expenses of counsel, experts and consultants and costs of investigation and feasibility studies), fines, penalties, sanctions and interest incurred as a result of any claim or demand by any other Person, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute, including, without limitation, any thereof arising under any Environmental Law, Permit, order or agreement with any Governmental Authority or other Person, and which relate to any violation or alleged violation of an Environmental Law or a Permit, or a Release or threatened Release.

         "Event of Default" has the meaning set forth in Section 11.1.

         "FREP Effective Date" means the first day on which all of the following events have occurred: (i) Lender has notified Borrowers' Agent that Lender's foreign receivables eligibility program is available to Borrowers; (ii) Borrowers' Agent has notified Lender that Borrowers elect to participate in Lender's foreign receivables eligibility program; and (iii) Borrowers have paid Lender an amount equal to the FREP Fee Amount.

         "FREP Fee Amount" means an amount equal to the dollar amount in item
(iii)(a) of the definition of "Borrowing Base" multiplied by 0.375%.

         "GAAP" means generally accepted accounting principles as in effect in the United States from time to time, consistently applied.

         "General Intangibles" means (i) all "general intangibles" as defined in the UCC and (ii) all tax and duty refunds, registered and unregistered patents, trademarks, service marks, copyrights, trade names, applications for the foregoing, trade secrets, goodwill, processes, drawings, blueprints, customer lists, licenses, whether as licensor or licensee, choses in action, causes of action and other claims, judgments in favor of Borrower, leasehold interests in equipment, software and payment intangibles.

         "Good Faith" means honesty in fact in the conduct or transaction concerned, without regard to whether standards that might be deemed commercially reasonable have been observed.

         "Governmental Authority" means any domestic or foreign national, state or local government, any political subdivision thereof, any department, agency, authority or bureau of any of the foregoing, or any other entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including the Federal Deposit Insurance Corporation, the Federal Reserve Board, the Comptroller of the Currency, any central bank or any comparable authority.

         "Governmental Rule" means any applicable law, rule, regulation, ordinance, order, code interpretation, judgment, decree, directive, guidelines, policy or similar form of decision of any Governmental Authority.

         "Highest Lawful Rate" means, at the particular time in question, the maximum rate of interest which, under applicable law, Lender is then permitted to charge Borrowers on the applicable Loan, and if the maximum rate changes at any time, the Highest Lawful Rate shall increase or decrease, as the case may be, as of the effective time of each such change, without notice to Borrowers.

         "Inactive Borrower" means any Borrower that is not an Active Borrower.

         "Indebtedness" of any Person means, without duplication, (a) all liabilities of such Person as determined in accordance with GAAP, (b) all obligations of such Person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (c) all lease obligations of such Person (including, without limitation, operating leases, Capitalized Leases and Other Leases), (d) all Contingent Obligations of such Person, (e) all obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value any Stock or Stock Equivalents of such Person with a mandatory repurchase or redemption date of less than ten years from the date of issuance thereof, (f) all obligations secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Lien upon or in property owned by such Person, even though such Person has not assumed or become liable for the payment of such obligations, (g) all liabilities of such Person in connection with the failure to make when due any contribution or payment pursuant to or under any Plan and (h) net liabilities of such Person under all Commodity Contracts,

Interest Rate Contracts and foreign exchange agreements. For purposes of determining the amount of Indebtedness in a circumstance when the creditor has recourse only to specified assets, the amount shall be the lesser of (i) the amount of such obligation or (ii) the fair market value of such assets.

         "Indemnitees" has the meaning set forth in Section 12.3.

         "Indemnified Liabilities" has the meaning set forth in Section 12.3.

         "Itin" means Thomas W. Itin and affiliates of Thomas W. Itin.

         "Interest Period" means a period of one, three or six months as designated by Borrower; provided, however, that no Interest Period may extend beyond the Maturity Date, and if the last day of a Interest Period is not a Business Day, such period shall be extended to the next succeeding Business Day, or if the next succeeding Business Day falls in another calendar month, such period shall end on the next preceding Business Day.

         "Interest Rate Contracts" means interest rate swap agreements, interest rate cap agreements, interest rate collar agreements, interest rate insurance, and other agreements or arrangements designed to provide protection against fluctuations in interest rates.

         "Inventory Advance Rates" means the percentages to be fixed and subject to change by Lender from time to time in Good Faith and in its discretion, which are applied to Eligible Inventory for purposes of determining the Borrowing Base until changed by Lender. Initially, the Inventory Advance Rates shall be as follows: (a) with respect to raw materials, 55% (35% after the FREP Effective
Date) for Williams Controls Industries, Inc. and 35% for each of Aptek Williams, Inc. and NESC Williams, Inc.; (b) with respect to finished goods, 70% for Williams Controls Industries, Inc. and 50% (70% after the FREP Effective Date) for Aptek Williams, Inc. Lender may establish, in the Good Faith exercise of its discretion, one or more Inventory Advance Rates to reflect contingencies or risks which may affect the Collateral, the business, business prospects or financial condition of Borrower, or the security of the Loans.

         "Investment" means, relative to any Person, (a) any loan or advance made by such Person to any other Person (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business) and (b) any ownership or similar interest held by such Person in any other Person. The amount of any Investment shall be the original principal or capital amount thereof less all returns of principal or equity thereon (and without adjustment by reason of the financial condition of such other Person) and shall, if made by the transfer or exchange of property other than cash, be deemed to have been made in an original principal or capital amount equal to the fair market value of such property.

         "LIBOR" means, for each Interest Period, the rate per annum (rounded upward if necessary to the nearest whole 1/8th of 1%) and determined pursuant to the following formula:

         LIBOR =                                   Base LIBOR
                                        -------------------------------
                                        100% - LIBOR Reserve Percentage

As used herein, (a) "Base LIBOR" means the average of the rates per annum at which U.S. Dollar deposits are offered to Wells Fargo Bank in the London interbank eurocurrency market on the second Business Day prior to the commencement of an Interest Period at or about 11:00 A.M. (London time), for delivery on the first day of such Interest Period, for a term comparable to the number of days in such Interest Period and in an amount approximately equal to the principal amount to which such Interest Period shall apply, and (b) "LIBOR Reserve Percentage" means, for any day, the aggregate (without duplication) of the maximum rates (expressed as a decimal) of reserve requirements in effect on such day (including basic, supplemental, marginal and emergency reserves under any regulations of the Federal Reserve Board or other Governmental Authority having jurisdiction with respect thereto) dealing with reserve requirements prescribed for eurocurrency funding (currently referred to as "Eurocurrency Liabilities" in Regulation D of the Federal Reserve Board) maintained by a member bank of the Federal Reserve System.

         "LIBOR Loan" means any Loan that bears interest with reference to LIBOR.

         "LIBOR Margin" means (i) with respect to Revolving Loans, 485 basis points and (ii) with respect to Term Loans, 510 basis points.

         "Lien" means any mortgage, deed of trust, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), security interest, priority or other security agreement or preferential arrangement of any kind or nature whatsoever, including, without limitation, any conditional sale or other title retention agreement or the interest of a lessor under a Capitalized Lease Obligation or any Other Lease.

         "Loan" means an advance made by Lender to Borrowers pursuant to Section
3.1 or Section 3.2.

         "Loan Documents" means this Agreement, the Notes and each other agreement, note, notice, document, contract or instrument to which Borrower now or hereafter is a party and that is required by Lender and all agreements, documents and instruments that constituted "Loan Documents" under the Existing Agreement, except the Existing Agreement itself and the promissory notes issued in connection with the Existing Agreement.

         "Material Adverse Effect" means a material adverse effect on (a) the condition (financial or otherwise), business, performance, operations or properties of Borrowers, (b) the ability of Borrowers to perform their obligations under the Loan Documents, or (c) the rights and remedies of Lender under the Loan Documents.

         "Management Agreement" means that certain Management Services Agreement between Parent and American Industrial Partners as in effect on the Closing Date.

         "Management Fees" means the management fees payable by Parent to AIP pursuant to the Management Agreement.

         "Maturity Date" means the fifth anniversary of the Closing Date or, if a Rejection Notice is given, the 90th day after Lender's receipt of the Rejection Notice.

         "Net Income" means, for any period, Borrowers' consolidated net income for such period from all Active Borrowers plus the following to the extent included in determining such net income: (i) the cumulative amount of transaction costs expensed or amortized in relation to the AIP Transactions that reduced Borrowers' consolidated net income, stay bonuses not to exceed $300,000, any severance costs and any Management Fees; (ii) an amount required such that the net effect to Borrowers' consolidated net income of the exchange of Series A Preferred Stock for Series A-1 Preferred Stock occurring on or around the Closing Date is zero (iii) any non-cash dividends and (iv) any other non-cash charges (excluding depreciation) incurred after May 31, 2002 and less any income recognized after May 31, 2002 from escrow proceeds or extinguishment of debt to the extent included in determining such net income.

         "Note" means a promissory note executed by Borrowers in favor of Lender evidencing a Loan and substantially in the form of one of the forms attached as Exhibit B.

         "Notice of Authorized Representatives" has the meaning set forth in
Section 2.2.

         "Notice of Borrowing" has the meaning set forth in Section 3.1(c).

         "Notice of Conversion or Continuation" has the meaning set forth in
Section 3.4(c).

         "Obligations" means all of Borrowers' obligations under the Loan Documents, whether direct or indirect, absolute or contingent, due or to become due, now existing or hereafter arising.

         "Organic Documents" means, relative to Borrower, as applicable, its certificate or articles of incorporation, its by-laws, its partnership agreement, its certificate of partnership, certificate of organization, operating agreement and other limited liability company organizational documents and all shareholder agreements, voting trusts and similar arrangements applicable to any of its Stock or Stock Equivalents.

         "Other Lease" means any synthetic lease, tax retention operating lease, financing lease or any other lease having substantially the same economic effect as a conditional sale, title retention agreement or similar arrangement.

         "PBGC" means the Pension Benefit Guaranty Corporation established pursuant to Title IV of ERISA.

         "Pension Plan" means any "employee pension benefit plan" (as such term is defined in Section 3(2) of ERISA), other than a Multiemployer Plan, that is subject to Title IV of ERISA and is sponsored or maintained by Borrower or any ERISA Affiliate or to which Borrower or any ERISA Affiliate contributes or has an obligation to contribute, or in the case of a multiple employer plan (as described in Section 4064(a) of ERISA) has made contributions at any time during the immediately preceding five plan years.

         "Permit" means any permit, approval, authorization, license, variance or permission required from a Governmental Authority under an applicable Governmental Rule.

         "Permitted Liens" means (a) Liens arising by operation of law for taxes, assessments or governmental charges not yet due; (b) statutory Liens of mechanics, materialmen, shippers, warehousemen, carriers, and other similar persons for services or materials arising in the ordinary course of business for which payment is not yet due; (c) nonconsensual Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security; (d) Liens for taxes or statutory Liens of mechanics, materialmen, shippers, warehousemen, carriers and other similar persons for services or materials that are due but are being contested in good faith and by appropriate and lawful proceedings promptly initiated and diligently conducted and for which reserves satisfactory to Lender have been established; (e) Liens listed on the Disclosure Letter; and (f) Liens granted in the Loan Documents.

         "Person" means an individual, partnership, corporation (including, without limitation, a business trust), joint stock company, limited liability company, trust, unincorporated association, joint venture or other entity, or a Governmental Authority.

         "Plan" means any "employee benefit plan" (as such term is defined in Section 3(3) of ERISA) established by Borrower or any ERISA Affiliate.

         "Prime Margin" means (i) with respect to Revolving Loans, 200 basis points and (ii) with respect to Term Loans, 225 basis points.

         "Prime Rate" means, for any day, an interest rate per annum equal to the rate of interest most recently announced within Wells Fargo Bank at its principal office as its prime rate, with any change in the prime rate to be effective as of the day such change is announced within Wells Fargo Bank and with the understanding that the prime rate is one of Wells Fargo Bank's base rates used to price some loans and may not be the lowest rate at which Wells Fargo Bank makes any loan, and is evidenced by the recording thereof in such internal publication or publications as Wells Fargo Bank may designate.

         "Prime Rate Loan" means any Loan that bears interest with reference to the Prime Rate.

         "Records" means all of Borrowers' present and future records and books of account of every kind or nature, purchase and sale agreements, invoices, ledger cards, bills of lading and other shipping evidence, statements, correspondence, memoranda, credit files, electronically stored data and other data, together with the tapes, disks, diskettes, drives and other data and software storage media and devices, file cabinets or containers in or on which the foregoing are stored (including any rights of Borrower with respect to the foregoing maintained with or by any other Person).

         "Rejection Notice" has the meaning set forth in Section 10.5

         "Release" means, as to any Person, any unpermitted spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration of a Contaminant into the environment, and any "release" as defined in the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (42 U.S.C. ss. 9601 et seq.).

         "Remedial Action" means all actions required to clean up, remove, prevent or minimize a Release or threat of Release or to perform pre-remedial studies and investigations and post-remedial monitoring and care.

         "Reportable Event" means any of the events set forth in Section 4043(c) of ERISA, other than events for which the thirty day notice period has been waived.

         "Revolving Loan" means a Loan made by Lender to Borrowers pursuant to
Section 3.1.

         "Rights to Payment" means all Accounts, General Intangibles, contract rights, chattel paper, documents, instruments, letters of credit, bankers acceptances and guaranties, and all present and future liens, security interests, rights, remedies, title and interest in, to and in respect of Accounts and other Collateral, and shall include without limitation, (a) rights and remedies under or relating to guaranties, contracts of suretyship, letters of credit and credit and other insurance related to the Collateral, (b) rights of stoppage in transit, replevin, repossession, reclamation and other rights and remedies of an unpaid vendor, lienor or secured party, (c) goods described in invoices, documents, contracts or instruments with respect to, or otherwise representing or evidencing, Accounts or other Collateral, including without limitation, returned, repossessed and reclaimed goods, and (d) deposits by and property of account debtors or other persons securing the obligations of account debtors, moneys, securities, credit balances, deposits, deposit accounts and other property of Borrower now or hereafter held or received by or in transit to Lender or any of its affiliates or at any other depository or other institution from or for the account of Borrower, whether for safekeeping, pledge, custody, transmission, collection or otherwise.

         "Stock" means shares of capital stock, membership interests, beneficial or partnership interests, participations or other equivalents (regardless of how designated) of or in a corporation, limited liability company, partnership or other entity, whether voting or nonvoting, and includes, without limitation, common stock and preferred stock.

         "Stock Equivalents" means all securities convertible into or exchangeable for Stock and all warrants, options or other rights to purchase or subscribe for any Stock, whether or not presently convertible, exchangeable or exercisable.

         "Subsidiary" means any Person required by GAAP to be included in the consolidated financial reporting of Parent.

         "Term Loan" means a Loan made by Lender to Borrowers pursuant to
Section 3.2.

         "UCC" means the Uniform Commercial Code as from time to time in effect in the applicable jurisdiction.

         "Unfunded Pension Liability" means the excess of a Pension Plan's benefit liabilities under Section 4001(a)(16) of ERISA, over the current value of that Pension Plan's assets, determined in accordance with the assumptions used for funding the Pension Plan pursuant to Section 412 of the Code for the applicable plan year.

         1.2          ACCOUNTING AND FINANCIAL DETERMINATIONS

         Any accounting term used in this Agreement that is not specifically defined herein shall have the meaning customarily given to it under GAAP, and all accounting determinations and computations under any Loan Document shall be made, and all financial statements required to be delivered under any Loan Document shall be prepared, in accordance with GAAP applied in the preparation of the financial statements referred to in Section 6.5.

         1.3          HEADINGS

         Headings in this Agreement and each of the other Loan Documents are for convenience of reference only and are not part of the substance hereof or thereof.

         1.4          ADDITIONAL DEFINITION PROVISIONS

         Whenever the terms "herein," "hereof," "hereto," "hereunder," "therein," "thereof," "thereto," "thereunder," and similar terms contained in this Agreement or any Loan Document refer to this Agreement or other Loan Document, such terms refer to the whole of this Agreement or other Loan Document and not to any particular section, paragraph or provision. All other terms contained in this Agreement that are not defined herein shall, unless the context indicates otherwise, have the meanings provided in the UCC to the extent such terms are defined therein.

ARTICLE II.           APPOINTMENT OF BORROWERS' AGENT; JOINT AND SEVERAL
                      LIABILITY

         2.1          APPOINTMENT OF AGENT

         In order to facilitate and insure prompt and accurate communication among Borrowers and Lender and to insure the efficient and effective distribution of proceeds of the Loans, each Borrower hereby appoints Parent as its agent to perform the functions of Borrowers' Agent under the Loan Documents, to take such actions and make such elections on such Borrower's behalf as are delegated to the Borrowers' Agent in the Loan Documents and for the following purposes: (i) communicating to and receiving communications from Lender; (ii) receiving all proceeds of the Loans and making all decisions regarding the distribution of such proceeds among the Borrowers as Borrowers' Agent, in the sole exercise of its discretion, deems fair and appropriate; and (iii) making all decisions and elections with respect to requests for advances of credit and election of interest options.

         2.2          AUTHORIZED REPRESENTATIVES

         On the Closing Date, and from time to time subsequent thereto at Borrowers' Agent's option, Borrowers' Agent shall deliver to Lender a written notice in the form of Exhibit C attached hereto, which designates by name one or more Authorized Representatives and includes each of their respective specimen signatures (each, a "Notice of Authorized Representatives"). Lender shall be entitled to rely conclusively on the authority of each person designated as an Authorized Representative in the most current Notice of Authorized Representatives delivered by Borrowers' Agent to Lender, to request borrowings, to select interest rate options hereunder, and to give to Lender such other notices as are specified herein as being made through an Authorized Representative, until such time as Borrowers' Agent has delivered to Lender, and Lender has actual receipt of, a new written Notice of Authorized Representatives. Lender shall have no duty or obligation to Borrowers to verify the authenticity of any signature appearing on any Notice of Borrowing, Notice of Conversion or Continuation or any other notice from an Authorized Representative or to verify the authenticity of any person purporting to be an Authorized Representative giving any telephonic notice permitted hereby.

         2.3      JOINT AND SEVERAL LIABILITY; RIGHTS OF CONTRIBUTION

         (a) Each Borrower states and acknowledges that: (i) pursuant to this Agreement, Borrowers desire to utilize their borrowing potential on a consolidated basis to the same extent possible if they were merged into a single corporate entity; (ii) it has determined that it will benefit specifically and materially from the advances of credit contemplated by this Agreement; (iii) it is both a condition precedent to the obligations of Lender hereunder and a desire of Borrowers that each Borrower execute and deliver this Agreement to Lender; and (iv) Borrowers have requested and bargained for the structure and terms of the credit contemplated by this Agreement.

         (b) Each Borrower hereby irrevocably and unconditionally: (i) agrees that it is jointly and severally liable to Lender for the full and prompt payment of the Obligations and the performance by each Borrower of its obligations hereunder in accordance with the terms of the Loan Documents; (ii) agrees to fully and promptly perform all of its obligations under the Loan Documents with respect to each advance of credit hereunder as if such advance had been made directly to it; and (iii) agrees as a primary obligation to indemnify Lender on demand for and against any loss incurred by Lender (other than a loss arising from Lender's willful misconduct or gross negligence) as a result of any of the obligations of any one or more of Borrowers under the Loan Documents being or becoming void, voidable, unenforceable or ineffective for any reason whatsoever, whether or not known to Lender or any other Person, the amount of such loss being the amount which Lender would otherwise have been entitled to recover from any one or more of Borrowers. Each Borrower hereby irrevocably and unconditionally accepts, not merely as a surety but also as a co-debtor, joint and several liability with each other Borrower with respect to the payment and performance of all of the Obligations. If and to the extent that any Borrower fails to make any payment with respect to the Obligations as and when due or to perform any of its obligations in accordance with the terms of the Loan Documents, then in each such event the other Borrowers will make such payment with respect to, or perform, such obligations.

         (c) The joint and several liability of each Borrower for the Obligations shall be absolute and unconditional irrespective of and shall not be subject to any reduction, limitation, impairment or termination for any reason, including, without limitation, any claim of waiver, release, surrender, alteration or compromise, and shall not be subject to any defense or setoff, counterclaim, recoupment or termination whatsoever by reason of the invalidity, illegality or unenforceability of any of the Obligations. Without limiting the generality of the foregoing, the obligations of each Borrower shall not be discharged or impaired or otherwise affected by:

                  (i) any change in the manner, place or terms of payment or performance and/or any change or extension of the time of payment or performance of, renewal or alteration of, any Obligation, any security therefor, or any liability incurred directly or indirectly in respect thereof, or any rescission of, or amendment, waiver or other modification of, or any consent to departure from any Loan Document, including any increase in the Obligations resulting from the extension of additional credit to any Borrower;

                  (ii) any sale, exchange, release, surrender, realization upon any property at any time pledged or mortgaged to secure any of the Obligations, and/or any offset against, or failure to perfect, or continue the perfection of, any Lien in any such property, or delay in the perfection of any such Lien, or any amendment or waiver of or consent to departure from any other guaranty for any of the Obligations;

                  (iii) the failure of Lender to assert any claim or demand or to enforce any right or remedy against any Borrower or other Person under the provisions of any Loan Document;

                  (iv) any settlement or compromise of any Obligation, any security therefor or any liability incurred directly or indirectly in respect thereof, and any subordination of the payment of any part thereof to the payment of any obligation (whether due or not) of any other Borrower to creditors of such other Borrower other than any other Borrower;

                  (v) any manner of application of any collateral for the Obligations or proceeds thereof, to any of the Obligations, or any manner of sale or other disposition of any such collateral for all or any of the Obligations or any other assets of any Borrower;

                 (vi) any change, restructuring or termination of the existence of any Borrower; or

                  (vii) any other agreement or circumstance of any nature whatsoever that might in any manner or to any extent vary the risk of any Borrower, or that might otherwise at law or in equity constitute a defense available to, or a discharge of, the obligations of any Borrower, or a defense to, or discharge of, any Borrower or other Person relating to any of the Obligations.

         (d) The joint and several liability of Borrowers shall continue in full force and effect notwithstanding any absorption, merger, amalgamation or any other change whatsoever in the name, membership, constitution or place of formation of any Borrower.

         (e) It is the intent of each Borrower that the indebtedness, obligations and liability hereunder of no one of them be subject to challenge on any basis. Accordingly, as of the date hereof, the liability of each Borrower under the Loan Documents, together with all of its other liabilities to all Persons as of the date hereof and as of any other date on which a transfer is deemed to occur by virtue of this Agreement, calculated in an amount sufficient to pay its probable net liabilities (including Contingent Obligations) as the same become absolute and matured ("Dated Liabilities") is, and is to be, less than the amount of the aggregate of a fair valuation of its property as of such corresponding date ("Dated Assets"). To this end each Borrower hereby (i) grants to and recognizes in each other Borrower, ratably, rights of subrogation and contribution in the amount, if any, by which the Dated Assets of such Borrower, but for the aggregate of subrogation and contribution in its favor recognized herein, would exceed the Dated Liabilities of such Borrower or, as the case may be (ii) acknowledges receipt of and recognizes its right to subrogation and contribution ratably from each of the other Borrowers in the amount, if any, by which the Dated Liabilities of such Borrower, but for the aggregate of subrogation and contribution in its favor recognized herein, would exceed the Dated Assets of such Borrower. In recognizing the value of the Dated Assets and the Dated Liabilities, it is understood that Borrowers will recognize, to at least the same extent of their aggregate recognition of liabilities hereunder, their rights to subrogation and contribution hereunder. It is a material objective of this Section that each Borrower recognizes rights to subrogation and contribution rather than be deemed to be insolvent (or in contemplation thereof) by reason of its joint and several obligations hereunder.

ARTICLE III.          THE CREDITS

         3.1          REVOLVING LOANS

         (a) On the terms and subject to the conditions contained in this Agreement, Lender agrees to make loans (each a "Revolving Loan") to Borrowers from time to time until the Maturity Date in an aggregate amount not to exceed at any time outstanding the lesser of (i) $10,000,000 or (ii) the Borrowing Base. Borrowers may from time to time borrow, partially or wholly repay outstanding Revolving Loans, and reborrow, subject to all the limitations, terms and conditions contained herein. The Revolving Loans shall be evidenced by a Note.

         (b) If at any time the Available Credit is negative, Borrowers, without demand or notice, shall immediately repay that portion of the Revolving Loans necessary to cause the Available Credit to be zero. Borrowers shall repay the outstanding principal balance of the Revolving Loans, together with all accrued and unpaid interest and related fees on the Maturity Date.

         (c) Borrowers' Agent, through an Authorized Representative, shall request each advance of a Revolving Loan by giving Lender irrevocable written notice or telephonic notice (confirmed promptly by fax or email), in the form of Exhibit D attached hereto (each, a "Notice of Borrowing"), which specifies, among other things:

                   (i) the aggregate principal amount of the requested advances (which amount must be a minimum of $1,000,000 and in integral multiples of $100,000 if a LIBOR Loan);

                  (ii) the proposed date of borrowing, which shall be a Business Day;

                 (iii) whether such advance is to be a Prime Rate Loan or a LIBOR Loan; and

                  (iv) if such advance is to be a LIBOR Loan, the length of the Interest Period applicable thereto.

Each such Notice of Borrowing must be received by Lender not later than 10:00 AM (San Francisco time) (x) on the date of borrowing if a Prime Rate Loan or (y) at least three Business Days prior to the date of borrowing if a LIBOR Loan.

         (d) From time to time before 10:00 AM (San Francisco time) on any Business Day, Borrowers may make a voluntary prepayment, in whole or in part, of the outstanding principal amount of any Revolving Loan(s) that are Prime Rate Loans. From time to time before 10:00 AM (San Francisco time) on any Business Day, Borrowers may make a voluntary prepayment, in whole or in part, of the outstanding principal amount of any Revolving Loan(s) that are LIBOR Loans; provided, however, that (i) Borrowers' Agent gives Lender notice of such prepayment before 2:00 PM (San Francisco time) on the third Business Day before the date of prepayment (which notice shall be irrevocable), (ii) each voluntary partial prepayment must be in a minimum of $1,000,000 and in integral multiples of $100,000; and (iii) any prepayment shall be subject to the provisions of
Section 3.8 hereof. Except as otherwise provided in Section 10.5, if the Revolving Loans are prepaid in full and Lender's Commitment to make Revolving Loans voluntarily terminated before the Maturity Date, Borrowers shall pay Lender an early payment fee (as compensation to Lender for loss of bargain with respect to the credit advanced hereunder and not as a penalty) of $200,000 if terminated on or before the first anniversary of the Closing Date and $100,000 if terminated after the first anniversary of the Closing Date, provided that the early payment fee will not be due and payable if the Revolving Loans are refinanced by an affiliate of Lender.

         3.2          TERM LOANS

         (a) On the Closing Date, Lender agrees to make two term loans to Borrowers (collectively, the "Term Loans"), one term loan ("Term Loan A") in the amount of $1,400,000 and the other term loan ("Term Loan B") in the amount of $800,000. The Term Loans shall be evidenced by two Notes.

         (b) Borrowers shall repay the unpaid principal amount of Term Loan A on the Maturity Date and the unpaid principal amount of Term Loan B on the second anniversary of the Closing Date, and prior thereto:

                   (i) On the first day of each month, beginning July 1, 2002, Borrowers shall repay the outstanding principal balance of Term Loan A by making a payment equal to the lesser of (A) the outstanding principal balance of Term Loan A or (B) $23,333.33, and repay the outstanding principal balance of Term Loan B by making a payment equal to the lesser of (A) the outstanding principal balance of Term Loan B or (B) $33,333.33; and,

                  (ii) Borrowers may, from time to time on any Business Day, make a voluntary prepayment, in whole or in part, of the outstanding principal amount of the Term Loans; provided, however, that, except as otherwise provided in Section 10.5, (A) no such prepayment of any LIBOR Loan may be made on any day other than the last day of the Interest Period for such Loan; (B) each such voluntary prepayment shall require at least three but no more than five Business Days prior written notice to Lender; and (C) each such voluntary prepayment shall be accompanied by an early payment fee (as compensation to Lender for loss of bargain with respect to the credit advanced hereunder and not as a penalty) equal to 2% of the principal prepaid if prepaid on or before the first anniversary of the Closing Date and 1% of the principal prepaid if prepaid after the first anniversary of the Closing Date, provided that the early payment fee will not be due and payable if the Term Loans are prepaid pursuant to a refinancing by an affiliate of Lender. Each prepayment of principal shall be applied in the inverse order of the scheduled repayments set forth in clause (i) of the Term Loan being prepaid. No amounts paid or prepaid with respect to the Term Loans may be reborrowed

         3.3          INTEREST/FEES

         (a) Interest. The outstanding principal balance of each Loan shall bear interest at the Applicable Rate. The foregoing notwithstanding, the rate of interest applicable at all times during the continuation of an Event of Default shall be the Applicable Rate plus 200 basis points. All fees, expenses and other amounts not paid when due shall bear interest (from the date due until paid) at the rate set forth in the preceding sentence.

         (b) Unused Line Fee. On the first day of each month and on the Maturity Date, Borrowers shall pay to Lender an unused line fee equal to (i) the amount by which $10,000,000 is greater than the total of the average daily outstanding balance of the Revolving Loans for the immediately preceding month or period multiplied by (ii) 0.25% per annum.

         (c) Administration Fee. Borrowers shall pay Lender an administration fee of $4,000 on the first day of each month beginning July 1, 2002 and ending the earlier of (i) the payment on June 1, 2004 or (ii) the payment in full, in cash, of all other Obligations and termination of the Commitments.

         (d) Restructuring Fee. On the Closing Date, Borrowers shall pay Lender a restructuring fee of $122,000.

         (e) FREP Fee. On the first day of each of Parent's fiscal quarters occurring after the FREP Effective Date, Borrowers shall pay Lender an amount equal to the FREP Fee Amount.

         (f) Computation. All interest and per annum fees shall be computed on the basis of a 360-day year, actual days elapsed. For purposes of calculating interest on the Loans, each payment received as a principal reduction will be applied (conditional upon final collection) one Business Day following the date of receipt by Lender.

         (g) Payment. Interest shall be payable monthly, in arrears, on the first day of each month, on the last day of each Interest Period (with respect to LIBOR Loans), on the Maturity Date and on the due date for Term Loan B (with respect to Term Loan B).

         3.4          INTEREST OPTIONS

         (a) Election. Subject to the requirement that each LIBOR Loan be in a minimum amount of $1,000,000 and in integral multiples of $100,000 and the limitation in Section 3.4(b) regarding the number of Interest Periods outstanding, (i) except as otherwise provided herein, at any time when a Default is not continuing Borrowers' Agent may convert all or any portion of a Prime Rate Loan to a LIBOR Loan for a Interest Period designated by Borrowers' Agent, and (ii) at any time Borrowers' Agent may convert all or a portion of a LIBOR Loan at the end of the Interest Period applicable thereto to a Prime Rate Loan or, if no Default is continuing, to a LIBOR Loan for a new Interest Period designated by Borrowers' Agent. If Borrowers' Agent has not made the required interest rate conversion or continuation election prior to the last day of any Interest Period, Borrowers shall be deemed to have elected to convert such LIBOR Loan to a Prime Rate Loan.

         (b) Maximum Number of Interest Periods. At no time shall there be more than six different Interest Periods outstanding.

         (c) Notice to Lender. Borrowers' Agent shall request each interest rate conversion or continuation by giving Lender irrevocable written notice or telephonic notice (confirmed promptly in writing), in the form of Exhibit E attached hereto (a "Notice of

Conversion or Continuation"), that specifies, among other things: (i) the Loan to which such Notice of Conversion or Continuation applies; (ii) the principal amount that is the subject of such conversion or continuation; (iii) the proposed date of such conversion or continuation, which shall be a Business Day; and (iv) if such Notice pertains to a LIBOR Loan, the length of the applicable Interest Period. Any such Notice of Conversion or Continuation must be received by Lender not later than 10:00 AM (San Francisco time) (i) at least one Business Day prior to the effective date of any Prime Rate interest selection, and (ii) at least three Business Days prior to the effective date of any LIBOR interest selection.

         3.5          OTHER PAYMENT TERMS

         (a) Automatic Payment. Lender, in its sole discretion, may (but is not obligated to) pay any principal, interest, fees and other amounts due under the Loan Documents as they become due by adding the amount thereof to the then outstanding balance of the Revolving Loans and/or debiting the Cash Collateral Account.

         (b) Place. Borrowers shall make all payments due to Lender under the Loan Documents by payment to Lender in lawful money of the United States and in same day or immediately available funds not later than 11:00 AM (San Francisco time) on the date due.

         (c) Date. Whenever any payment due hereunder shall fall due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day, and such extension of time shall be included in the computation of interest or fees, as the case may be.

         (d) Application of Payments. All payments under the Loan Documents (including prepayments) shall be applied first to unpaid fees, costs and expenses then due and payable under the Loan Documents, second to accrued interest then due and payable under the Loan Documents and finally to reduce the principal amount of the other outstanding Loans.

         3.6          CHANGE OF CIRCUMSTANCES

         (a) Inability to Determine Rate. If Lender at any time determines that adequate and reasonable means do not exist for ascertaining LIBOR, or that LIBOR does not accurately reflect the cost to Lender of making or maintaining LIBOR interest rates hereunder, then Lender shall give telephonic notice (promptly confirmed in writing) to Borrowers' Agent of such determination. If such notice is given and until such notice has been withdrawn in writing by Lender, no LIBOR interest option may be selected by Borrowers' Agent and each LIBOR Loan, subsequent to the end of the Interest Period applicable thereto, shall become a Prime Rate Loan.

         (b) Illegality: Termination of Commitment. Notwithstanding any other provisions herein, if any Change of Law shall make it unlawful for Lender (i) to make a LIBOR interest rate available, or (ii) to maintain LIBOR interest rates hereunder, then, in the former event, any obligation of Lender to make available such unlawful LIBOR interest rate shall be suspended until such time as it is once again lawful to make such rate available, and in the latter event, any such unlawful LIBOR interest rate then outstanding shall be converted so that interest is determined in relation to the Prime Rate pursuant to the terms of this Agreement; provided, however, if any such Change in Law shall permit a LIBOR interest rate until the expiration of the Interest Period relating thereto, then such permitted LIBOR interest rate shall continue as such until the end of such Interest Period. If as a result of this Section a LIBOR interest rate is converted to a lower interest rate, Borrowers shall pay to Lender immediately upon demand such amount or amounts as may be necessary to compensate Lender for any loss in connection therewith.

         (c) Charges: Illegality. Upon the occurrence of any event described in
Section 3.6(b) hereof, Borrowers shall pay to Lender, on demand, such amount or amounts as may be necessary to compensate Lender for any fines, fees, charges, penalties or other amounts payable by Lender as a result thereof and that are attributable to LIBOR interest rates made available to Borrowers hereunder. In determining which amounts payable by Lender and/or losses incurred by Lender are attributable to LIBOR interest rates made available to Borrowers hereunder, any reasonable allocation made by Lender among its operations shall, in the absence of manifest error, be conclusive and binding upon Borrowers.

         (d) Increased LIBOR Loan Costs, etc. Borrowers shall reimburse Lender for any increase in the cost to Lender of, or any reduction in the amount of any sum receivable by Lender in respect of, making, continuing or maintaining (or of its obligation to make, continue or maintain) any Loans as, or of converting (or of its obligation to convert) any Loans into, LIBOR Loans which results from any Change of Law announced after the Closing Date. Lender shall promptly notify Borrowers' Agent in writing of the occurrence of any such event, such notice to state, in reasonable detail, the reasons therefor, that substantially all similarly situated borrowers are being treated similarly and the calculation of the additional amount required fully to compensate Lender for such increased cost or reduced amount. Such additional amounts shall be payable by Borrowers directly to Lender within five days of Borrowers' Agent's receipt of such notice, and such notice shall, in the absence of manifest error, be conclusive and binding on Borrowers.

         (e) Capital Requirements. If Lender determines that any Change of Law regarding capital adequacy which is announced after the Closing Date has or shall have the effect of reducing the rate of return on the capital of Lender (or any entity controlling Lender) as a consequence of Lender's obligations hereunder to a level below that which Lender or such entity would have achieved but for such Change of Law (taking into consideration Lender's or such entity's policies with respect to capital adequacy), by an amount deemed by Lender to be material, then from time to time, within fifteen days after demand by Lender (with a copy to Lender) to Borrowers' Agent, Borrowers shall pay to Lender or such entity such additional amounts as shall compensate Lender or such entity for such reduction. Any request by Lender under this Section shall set forth in reasonable detail the basis of the calculation of such additional amounts, shall state that substantially all similarly situated borrowers are being treated similarly and shall, in the absence of manifest error, be conclusive and binding on Borrowers for all purposes.

         3.7          TAXES ON PAYMENTS

         All payments made by Borrowers under the Loan Documents shall be made free and clear of, and without deduction or withholding for or on account of, any present or future income, stamp or other taxes, levies, imposts, duties, charges, fees, deductions or withholdings, now or hereafter imposed, levied, collected, withheld or assessed by any Governmental Authority (except taxes based on overall net income imposed on Lender) (with all such non-excluded taxes, levies, imposts, duties, charges, fees, deductions and withholdings being hereinafter referred to herein as "Taxes"). Except to the extent that withholding results from a failure of a Lender to comply with Section 3.7(b), if any Taxes are required to be withheld from any amounts payable to Lender under the Loan Documents, the amounts so payable to Lender or Lender shall be increased to the extent necessary to yield to Lender or Lender (after payment of all Taxes) interest or any such other amounts payable hereunder at the rates or in the amounts specified in the Loan Documents. Whenever any Taxes are payable by Borrowers, as promptly as possible thereafter, Borrowers' Agent shall send to Lender for its own account or for the account of Lender, as the case may be, a certified copy of an original official receipt received by Borrowers showing payment thereof. If Borrowers fail to pay any Taxes when due to the appropriate taxing authority or Borrowers' Agent fails to remit to Lender the required receipts or other required documentary evidence, Borrowers shall indemnify Lender for any incremental taxes, interest or penalties that may become payable by Lender as a result of any such failure. This Section shall survive the payment in full and performance of all of Borrowers' other Obligations.

         3.8          FUNDING LOSS INDEMNIFICATION

         Borrowers will indemnify Lender upon demand against any loss or expense which Lender may sustain or incur as a consequence of (a) any payment of any portion of the principal of a LIBOR Loan before the last day of the Interest Period applicable thereto (whether through voluntary prepayment, acceleration or otherwise), or (b) any failure to borrow the full amount of a requested LIBOR Loan set forth in any Notice of Borrowing or to convert or continue at the LIBOR interest option any portion of a Loan in accordance with a Notice of Conversion or Continuation (in either event, whether as a result of the failure to satisfy any applicable conditions or otherwise). The determination by Lender of the amount payable under this Section shall, in the absence of manifest error, be conclusive and binding on Borrowers for all purposes. In determining such amount, Lender may use any reasonable averaging and attribution methods and Lender shall be deemed to have actually funded and maintained all LIBOR Loans during the applicable Interest Period through the purchase of deposits having a term corresponding to such Interest Period and bearing interest at a rate equal to LIBOR for such Interest Period. This Section shall survive the payment in full and performance of all of Borrowers' other Obligations.

ARTICLE IV.           COLLECTION AND ADMINISTRATION

         4.1          LOCKBOX AND CASH COLLATERAL ACCOUNT

         (a) Lockbox. Borrowers, at their expense and in the manner requested by Lender from time to time, shall direct that remittances and all other collections and proceeds of Accounts and other Collateral shall be deposited into a lockbox account maintained in Lender's name. In connection therewith, Borrowers shall execute such lockbox agreements as Lender shall require.

         (b) Cash Collateral Account. Borrowers shall maintain with Wells Fargo Bank a non-interest bearing deposit account over which Borrowers shall have no control ("Cash Collateral Account") and into which the proceeds of all Borrowers' Rights to Payment shall be deposited immediately upon their receipt.

         (c) Immediate Deposit. Borrowers and all of their affiliates, subsidiaries, shareholders, directors, employees or agents shall, acting as trustee for Lender, receive, as the property of Lender, any monies, checks, notes, drafts, or any other payment relating to and/or proceeds of Rights to Payment or other Collateral which come into their possession or under their control and immediately upon receipt thereof, shall deposit or cause the same to be deposited in the Cash Collateral Account, or remit the same or cause the same to be remitted, in kind, to Lender. In no event shall the same be commingled with Borrower's own funds.

         4.2          STATEMENTS

         From time to time, Lender may render to Borrowers' Agent a statement setting forth the balance in the loan account(s) maintained by Lender for Borrowers pursuant to this Agreement, including principal, interest, fees, costs and expenses. Each such statement shall be subject to subsequent adjustment by Lender but shall, absent manifest errors or omissions, be considered correct and deemed accepted by Borrowers and conclusively binding upon Borrowers as an account stated except to the extent that Lender receives notice from Borrowers' Agent of any specific exceptions thereto within thirty days after the date such statement has been mailed by Lender. Until such time as Lender shall have rendered to Borrowers' Agent a written statement as provided above, the balance in the loan account(s) shall be presumptive evidence of the amounts due and owing to Lender by Borrowers.

         4.3          PAYMENTS

         All amounts due under any of the Loan Documents shall be payable to such account as Lender may designate from time to time. Borrowers shall make all payments due hereunder free and clear of, and without deduction or withholding for or on account of, any setoff, counterclaim, defense, duties, taxes, levies, imposts, fees, deductions, withholding, restrictions or conditions of any kind. If after receipt of any payment of, or proceeds of Collateral applied to the payment of, any of the Obligations Lender is required to surrender or return such payment or proceeds to any person or entity for any reason, then the Obligations intended to be satisfied by such payment or proceeds shall be reinstated and continue and this Agreement shall continue in full force and effect as if such payment or proceeds had not been received by Lender. Borrowers hereby indemnify and hold Lender harmless for the amount of any payments or proceeds surrendered or returned. This Section shall remain effective notwithstanding any contrary action which may be taken by Lender in reliance upon such payment or proceeds. This Section shall survive the payment in full and performance of all of Borrowers' other Obligations.

ARTICLE V.            SECURITY

         5.1          GRANT OF SECURITY INTEREST

         Borrowers hereby grant to Lender (and reaffirm their prior grant to Lender of) a security interest in all of the Collateral as security for the full and prompt payment in cash and performance of the Obligations.

         5.2          PERFECTION; DUTY OF CARE

         (a) Until all the Obligations have been fully satisfied and paid in cash and the Commitments terminated, Borrowers shall perform all steps requested by Lender to perfect, maintain and protect Lender's security interest in the Collateral, including, without limitation, delivering all Collateral in which Lender's security interest may be perfected by possession together with such indorsements as Lender may request. Borrowers hereby authorize Lender to file such UCC financing statements as Lender deems appropriate to perfect the security interests granted to Lender.

         (b) Lender shall have the right at all times, and from time to time, to contact Borrowers' account debtors to verify Rights to Payment.

         (c) Borrowers shall pay or cause to be paid all taxes, assessments and governmental charges levied or assessed or imposed upon or with respect to the Collateral or any part thereof; provided, however, Borrowers shall not be required to pay any tax if the validity and/or amount thereof is being contested in good faith and by appropriate and lawful proceedings promptly initiated and diligently conducted of which Borrowers' Agent has given prior notice to Lender and for which appropriate reserves have been established and so long as levy and execution have been and continue to be stayed. If Borrowers fail to pay or so contest and reserve for such taxes, assessments and governmental charges, Lender may (but shall not be required to) pay the same and add the amount of such payment to the principal of the Revolving Loans.

         (d) In order to protect or perfect the security interest granted under the Loan Documents, Lender may discharge any Lien that is not a Permitted Lien or bond the same, pay for any insurance that Borrowers have failed to maintain as required by this Agreement, maintain guards, pay any service bureau, or obtain any record and add the same to the principal of the Revolving Loans.

         (e) Lender shall have no duty of care with respect to the Collateral, except to exercise reasonable care with respect to the Collateral in its custody, but shall be deemed to have exercised reasonable care if such property is accorded treatment either (i) substantially equal to that which it accords its own property or (ii) as Borrowers' Agent requests in writing, provided that no failure to comply with any such request nor any omission to do any such act requested by Borrowers' Agent shall be deemed a failure to exercise reasonable care. Lender's failure to take steps to preserve rights against any parties or property shall not be deemed to be a failure to exercise reasonable care with respect to the Collateral in its custody.

         5.3          REAL ESTATE SECURITY; RELEASE

         As additional security for the full and prompt payment in cash and performance of the Obligations, Williams Controls Industries, Inc. ("Grantor") has granted to Lender a first mortgage lien on certain real property and improvements thereon located in Washington County, Oregon, which Lien has been perfected by recording a Line of Credit Deed of Trust, Security Agreement, Assignment of Leases and Rents and Fixture Filing ("Trust Deed") in the real estate records of Washington County, Oregon. Lender agrees to execute and deliver to Borrowers' Agent a Request for Reconveyance for the Trust Deed if (i) Grantor finances the property subject to the Trust Deed in a financing transaction resulting in net proceeds to Borrowers of at least $750,000 and otherwise on terms acceptable to Lender and (ii) Borrowers prepay the outstanding principal balance of the Term Loans by at least $750,000 contemporaneously with such financing. Such prepayment will be applied in accordance with Section 3.2(b)(ii), except that no early payment fee shall be due and payable with respect to such prepayment.

ARTICLE VI.           REPRESENTATIONS AND WARRANTIES

         Borrower makes the following representations and warranties to Lender, subject to the exceptions set forth on the Disclosure Letter, and based on the assumption that the AIP Transactions have closed, which representations and warranties shall survive the execution of this Agreement and shall continue in full force and effect until the performance and payment in full, in cash, of all
Obligations:

         6.1          LEGAL STATUS; SUBSIDIARIES

         (a) Each Borrower and Subsidiary is a corporation validly organized and existing and in good standing under the laws of the jurisdiction of its incorporation, is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the nature of its business requires such qualification, and has full power and authority and holds all Permits and other approvals to enter into and perform the Obligations and to own and hold under lease its property and to conduct its business substantially as currently conducted by it, except where the failure to have so qualified or have such power and authority could not reasonably be expected to have a Material Adverse Effect. Each Borrower, except Parent, is a direct, wholly-owned subsidiary of Parent, and each Borrower, except Parent, does not otherwise own or hold, directly or indirectly, any Stock or Stock Equivalents.

         (b) The classes of Stock of each Borrower, number of authorized shares, number of outstanding shares and par values or other designations of such Stock or other Stock Equivalents of Borrowers are set forth in Section 6.1 of the Disclosure Letter. All of the outstanding Stock and Stock Equivalents issued by Borrower are duly and validly issued, fully paid and nonassessable, and none of such issued and outstanding Stock or Stock Equivalents has been issued in violation of, or subject to any preemptive or subscription rights.

         6.2          DUE AUTHORIZATION; NO VIOLATION

         The execution, delivery and performance by Borrower of the Loan Documents executed or to be executed by it are within Borrower's powers, have been duly authorized by all necessary action, and do not (a) contravene Borrower's Organic Documents; (b) contravene any contractual restriction or Governmental Rule binding on or affecting Borrower; or (c) result in, or require the creation or imposition of, any Lien on Borrower's or Subsidiary's property, except Liens for the benefit of Lender.

         6.3          GOVERNMENT APPROVAL, REGULATION

         No authorization or approval or other action by, and no notice to or filing with, any Governmental Authority or other Person is required for the due execution, delivery or performance by Borrower of the Loan Documents to which it is a party. No Borrower or Subsidiary is an "investment company" within the meaning of the Investment Company Act of 1940, as amended, or a "holding company", or a "subsidiary company" of a "holding company", or an "affiliate" of a "holding company" or of a "subsidiary company" of a "holding company", within the meaning of the Public Utility Holding Company Act of 1935, as amended. No Borrower or Subsidiary is engaged in the business of extending credit for the purpose of purchasing or carrying margin stock, and no proceeds of any Loans will be used for a purpose which violates, or would be inconsistent with, Regulation U or X of the Board of Governors of the Federal Reserve System

         6.4          VALIDITY; ENFORCEABILITY

         The Loan Documents executed by Borrower constitute, the legal, valid and binding obligations of Borrower enforceable in accordance with their respective terms.

         6.5          CORRECTNESS OF FINANCIAL STATEMENTS

         The consolidated financial statements of Parent and Subsidiaries dated as of April 30, 2002 heretofore delivered to Lender, (a) present fairly in all material respects the financial condition and results of operations of Parent and Subsidiaries; (b) disclose all liabilities of Parent and Subsidiaries that are required to be reflected or reserved against under GAAP, whether liquidated or unliquidated, fixed or contingent; and (c) have been prepared in accordance with GAAP consistently applied. Except as disclosed to Lender pursuant to
Section 8.3, since the date of such financial statements there has been no change or changes that have resulted in, or could reasonably be expected to result in, a Material Adverse Effect.

All of Borrower's Contingent Obligations existing as of the Closing Date are listed on Exhibit F.

         6.6          TAXES

         Each Borrower and Subsidiary has filed, or caused to be filed, all federal, state, local and foreign tax returns required to be filed by it, and has paid, or caused to be paid, all taxes as are shown on such returns, or on any assessment received by it, to the extent that such taxes have become due, except as otherwise contested in good faith. Borrower has set aside proper amounts on its books, determined in accordance with GAAP, for the payment of all taxes for the years that have not been audited by the respective tax authorities and for taxes being contested by it.

         6.7          LITIGATION, LABOR CONTROVERSIES

         There is no pending or, to the knowledge of Borrower, threatened litigation, action, proceeding, or labor controversy affecting any Borrower or Subsidiary, or any of their respective properties, businesses, assets or revenues, which could reasonably be expected to have a Material Adverse Effect. As of the Closing Date, no Borrower or Subsidiary is a party to, and has no obligations under, any collective bargaining agreement.

         6.8          TITLE TO PROPERTY, LIENS

         Each Borrower and Subsidiary has good, indefeasible, and merchantable title to and ownership of the Collateral and its real property, free and clear of all Liens, except Permitted Liens.

         6.9          ERISA COMPLIANCE

         Each Plan is in compliance in all material respects with the applicable provisions of ERISA, the Code and other Government Rules. Each Plan that is intended to qualify under Section 401(a) of the Code has received a favorable determination letter from the IRS or an application for such a letter is currently being processed by the IRS with respect thereto and, to the best of Borrower's knowledge, nothing has occurred which would prevent, or cause the loss of, such qualification. Borrower and each ERISA Affiliate have made all required contributions to each Plan subject to Section 412 of the Code, and no application for a funding waiver or an extension of any amortization period pursuant to Section 412 of the Code has been made with respect to any Plan. There are no pending or, to the best of Borrower's knowledge, threatened claims, actions or lawsuits, or action by any Governmental Authority, with respect to any Plan that could reasonably be expected to have a Material Adverse Effect. There has been no prohibited transaction or violation of the fiduciary responsibility rules with respect to any Plan that has resulted or could reasonably be expected to result in a Material Adverse Effect. No ERISA Event has occurred or is reasonably expected to occur. No Pension Plan has any Unfunded Pension Liability. Neither Borrower nor any ERISA Affiliate has incurred, or reasonably expects to incur, any liability under Title IV of ERISA with respect to any Pension Plan (other than premiums due and not delinquent under Section 4007 of ERISA). Neither Borrower nor any ERISA Affiliate has incurred, or reasonably expects to incur, any liability (and no event has occurred which, with the giving of notice under Section 4219 of ERISA, would result in such liability) under Sections 4201 or 4243 of ERISA with respect to a Multiemployer Plan. Neither Borrower nor any ERISA Affiliate has engaged in a transaction that could be subject to Sections 4069 or 4212(c) of ERISA.

         6.10         OTHER OBLIGATIONS

         No Borrower or Subsidiary is in default with respect to (i) any of its Contractual Obligations default of which could reasonably be expected to result in a Material Adverse Effect or (ii) any Debt.

         6.11         ENVIRONMENTAL MATTERS

         Each Borrower and Subsidiary is in compliance in all material respects with all Environmental Laws applicable to it, other than such noncompliance as in the aggregate could not reasonably be expected to have a Material Adverse Effect. No Borrower or Subsidiary has received notice that it is the subject of any federal or state investigation evaluating whether any Remedial Action is needed, except for such notices received that in the aggregate do not refer to Remedial Actions that could reasonably be expected to result in a Material Adverse Effect. There have been no Releases by any Borrower or Subsidiary that could result in a Material Adverse Effect.

         6.12         NO BURDENSOME RESTRICTIONS; NO DEFAULTS

         (a) No Borrower or Subsidiary is a party to any Contractual Obligation the compliance with which could reasonably be expected to have a Material Adverse Effect or the performance of which, either unconditionally or upon the happening of an event, will result in the creation of a Lien (other than Permitted Liens) on its property or assets.

         (b) No facts or circumstances exist which would constitute a breach of any obligation, representation or warranty of Borrower hereunder if this Agreement were in effect immediately prior to Borrower's execution hereof.

         (c) There is no Governmental Rule the compliance with which by any Borrower or Subsidiary could reasonably be expected to have a Material Adverse Effect.

         6.13         NO OTHER VENTURES

         No Borrower or Subsidiary is engaged in any joint purchasing arrangement, joint venture, partnership or other joint enterprise with any other Person.

         6.14         INSURANCE

         All current policies of insurance of any kind or nature owned by or issued to Borrower and the Subsidiaries, including, without limitation, policies of fire, theft, product liability, public liability, property damage, other casualty, employee fidelity, workers' compensation and employee health and welfare insurance, are in full force and effect and are of a nature and provide such coverage as is sufficient and as is customarily carried by companies of its size and character. No Borrower or Subsidiary has any reason to believe that it will be unable to comply with Section 8.5.

         6.15         FORCE MAJEURE

         No Borrower's or Subsidiary's business or properties is currently suffering from the effects of any fire, explosion, accident, strike, lockout or other labor dispute, drought, storm, hail, earthquake, embargo, act of God or of the public enemy or other casualty (whether or not covered by insurance), other than those the consequences of which in the aggregate could not reasonably be expected to have a Material Adverse Effect.

         6.16         INTELLECTUAL PROPERTY

         Each Borrower and Subsidiary owns or licenses or otherwise has the right to use all material licenses, Permits, patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, copyright applications, franchises, authorizations and other intellectual property rights and General Intangibles that are necessary for the operation of its businesses, without infringement upon or conflict with the rights of any other Person with respect thereto, including, without limitation, all trade names, which infringement or conflict could reasonably be expected to have a Material Adverse Effect. No slogan or other advertising device, product, process, method, substance, part or other material now employed, or now contemplated to be employed, by any Borrower or Subsidiary infringes upon or conflicts with any rights owned by any other Person, which infringement or conflict could reasonably be expected to have a Material Adverse Effect, and no claim or litigation regarding any of the foregoing is pending or, to its knowledge, threatened, the existence of which could reasonably be expected to have a Material Adverse Effect.

         6.17         CERTAIN INDEBTEDNESS

         The Disclosure Letter identifies as of the Closing Date all Indebtedness of Parent and the Subsidiaries which is either (a) Debt or (b) which was incurred outside of the ordinary course of the business.

         6.18         SOLVENCY

         Borrower has received consideration that is the reasonably equivalent value of the obligations and liabilities that it has incurred to Lender. Borrower is not insolvent as defined in any applicable state or federal statute, nor will it be rendered insolvent by the execution and delivery of this Agreement or the other Loan Documents. Borrower does not intend to, nor does it believe that it will, incur debts beyond its ability to pay them as they mature. Borrower has capital sufficient to carry on its business and transactions and all business and transactions in which it is about to engage.

         6.19         CHIEF EXECUTIVE OFFICE AND OTHER LOCATIONS

         Borrower's chief executive office and principal place of business is set forth in Section 6.19 of the Disclosure Letter. Borrower's books and records are located at its chief executive office, and the only other offices and/or locations where it keeps the Collateral (except for inventory which is in transit) or conducts any of its business are set forth in Section 6.19 of the Disclosure Letter.

         6.20         FISCAL YEAR

         Parent's fiscal year ends on September 30.

         6.21         COMPLIANCE WITH LAW

         Each Borrower and Subsidiary is in compliance with all Governmental Rules and law, except where the failure to do so could not reasonably be expected to have a Material Adverse Effect.

         6.22         NO SUBORDINATION

         There is no agreement, indenture, contract or instrument to which any Borrower or Subsidiary is a party or by which it may be bound that requires the subordination in right of payment of any of the Obligations to any other obligation of it.

         6.23         TRUTH, ACCURACY OF INFORMATION

         All factual information furnished by each Borrower and Subsidiary to Lender in connection with the Loan Documents is accurate in all material respects and does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the information furnished, in light of the circumstances under which furnished, not misleading (it being recognized that the projections and forecasts provided by Borrowers are not to be viewed as facts and that actual results during the period covered by any such projections and forecasts may differ from the projected or forecasted results).

         6.24         RIGHTS TO PAYMENT

         Unless otherwise noted by it, each Right to Payment listed or referred to on its trial balance, balance sheet or the books or records, or referred to in any report to Lender (other than Rights to Payment which are proceeds of letters of credit, insurance proceeds, contract rights, chattel paper, instruments and documents not arising directly out of a sale or lease of goods or services) is and will be free and clear of Liens in favor of any Person other than Lender, will cover a bona fide sale or lease and delivery of goods usually dealt in by it in the ordinary course of its business or will cover the rendition of services by it to customers of a kind ordinarily rendered in the ordinary course of its business, and will be for a liquidated amount from a customer competent to contract therefor and maturing as stated by it.

         6.25         SUBORDINATION OF CONVERTIBLE DEBT

         Each holder of Convertible Debentures is subject to a subordination agreement identical to the one attached as Subscription Document 2 to the Parent's Confidential Private Placement Memorandum dated March 27, 2000 with respect to the Convertible Debentures. Parent hereby reaffirms that it has duly executed and is bound by the Acknowledgment by Borrower incorporated as part of said subordination agreement with respect to each of the outstanding Convertible Debentures.

ARTICLE VII.          CONDITIONS

         7.1          CONDITIONS OF INITIAL EXTENSION OF CREDIT

         The obligation of Lender to extend any credit contemplated by this Agreement is subject to the fulfillment to Lender's satisfaction of all of the following conditions:

         (a) Documentation. Lender shall have received, in form and substance satisfactory to it, each of the following duly executed:

                  (i) this Agreement, the Notes and such security instruments as Lender may require;

                  (ii) from Borrower, a certificate of its secretary or assistant secretary dated as of the Closing Date as to: (A) resolutions of its board of directors or other governing body then in full force and effect authorizing the execution, delivery and performance of each of the Loan Documents to be executed by it; (B) its Organic Documents, a copy of each of which is attached; and (C) the incumbency and signatures of those of its officers authorized to act with respect to the Loan Documents to be executed by it;

                  (iii) with respect to Borrower: (A) from the Secretary of State (or other appropriate governmental official) of its jurisdiction of incorporation or organization, a good standing certificate or certificate of existence, as applicable, and a certified copy of its filed Organic Documents; and (B) a certificate of good standing as a foreign corporation in each jurisdiction described in Section 6.1;

                  (iv) the opinion of Davis Wright Tremaine, LLP, counsel to Borrowers, as to such matters as Lender shall reasonably require;

                  (v) evidence satisfactory to Lender that Parent has received since May 31, 2002 cash proceeds of additional equity on terms acceptable to Lender in an amount not less than $11,000,000 net of fees paid to the investors and their affiliates;

                  (vi) evidence satisfactory to Lender that the due date of the Convertible Debentures has been extended to a date not earlier than the second anniversary of the Closing Date;

                  (vii) evidence satisfactory to Lender that the Bridge Debt has been repaid and/or converted to equity on terms acceptable to Lender; and

                  (viii)   such other documents as Lender may require.

         (b) Financial Condition. There is no event or circumstance that can reasonably be expected to have a Material Adverse Effect.

         (c) Fees and Expenses. Borrowers shall have paid all fees and invoiced costs and expenses then due pursuant to the terms of this Agreement.

         (d) Insurance. Borrowers' Agent shall have delivered to Lender evidence of the insurance coverage, including loss payable endorsements, required pursuant to Section 8.5.

         (e) Availability. Borrowers, on a pro forma basis, shall have Available Credit of at least $2,000,000 immediately after the initial funding of the Loans, repayment of Borrowers' Indebtedness intended to repaid on the Closing Date (including, without limitation, the amounts described in Section 8.18), payment of all accounts payable more than 60 days past due (except accounts payable subject to a written payment agreement acceptable to Lender and accounts payable of Inactive Borrowers) and payment of all transaction expenses.

         (f) AIP Transactions. Lender shall have evidence satisfactory to it that the components of the AIP Transactions which were supposed to close on or before the Closing Date have closed on terms acceptable to Lender, and Lender shall be satisfied that the components of the AIP Transactions which are supposed to close after the Closing Date shall close on terms acceptable to Lender.

         7.2          CONDITIONS OF EACH EXTENSION OF CREDIT

         Lender's obligation to make any credit available under the Loan Documents (including any Loan being made by Lender on the Closing Date) shall be subject to the further conditions precedent that:

         (a) the following statements shall be true on the date such credit is advanced, both before and after giving effect thereto and to the application of the proceeds therefrom, and the acceptance by Borrowers' Agent of the proceeds of such credit shall constitute a representation and warranty by Borrowers that on the date such credit is advanced such statements are true:

                  (i) the representations and warranties of Borrowers contained in the Loan Documents are correct in all material respects on and as of such date as though made on and as of such date or, as to those representations and warranties limited by their terms to a specified date, were correct in all material respects on and as of such date; and

                  (ii) no Default is continuing or would result from the credit being advanced;

         (b) advancing such credit on such date does not violate any Governmental Rule and is not enjoined, temporarily, preliminarily or permanently;

         (c) Lender shall have received such additional documents, information and materials as Lender may reasonably request; and

         (d) no event or circumstance exists that could reasonably be expected to have a Material Adverse Effect.

ARTICLE VIII.         AFFIRMATIVE COVENANTS

         Borrowers covenant that so long as Lender remains committed to extend credit to Borrowers pursuant to the terms hereof and until performance and payment in full, in cash, of all Obligations and termination of the Commitments, Borrowers shall:

         8.1          PAYMENTS

         Pay all principal, interest, fees and other liabilities due under any of the Loan Documents at the times and place and in the manner specified therein.

         8.2          ACCOUNTING RECORDS

         Keep, and cause each Subsidiary to keep, accurate books and records of its financial affairs sufficient to permit the preparation of financial statements therefrom in accordance with GAAP.

         8.3          INFORMATION AND REPORTS

         Provide to Lender all of the following, in form and detail reasonably satisfactory to Lender:

                  (i) as soon as available but not later than 90 days after and as of the end of each fiscal year of Parent, a copy of the annual unqualified audit report for such fiscal year for Parent and the Subsidiaries, including therein consolidated balance sheets of Parent and the Subsidiaries as of the end of such fiscal year and consolidated statements of earnings and cash flow of Parent and the Subsidiaries for such fiscal year, in each case certified in a manner acceptable to Lender by independent public accountants acceptable to Lender, together with a report from such accountants to the effect that, in making the examination necessary for the signing of such annual report by such accountants, they have not become aware of any Default that has occurred and is continuing, or, if they have become aware of such Default, describing such Default and the steps, if any, of which they are aware being taken to cure it;

                  (ii) as soon as available but not later than 35 days after and as of the end of each month that is not the last month of a fiscal quarter, nor later than 45 days after and as of the end of each month that is the last month of a fiscal quarter, consolidated and consolidating balance sheets of Parent and the Subsidiaries as of the end of such month and consolidated and consolidating statements of earnings and cash flow of Parent and the Subsidiaries for such month and for fiscal year-to-date, together with a comparison of Parent's financial condition for such quarter and year-to-date with the corresponding month and year-to-date in Parent's immediately preceding fiscal year;

                  (iii) contemporaneously with the delivery of each financial statement required hereby, a certificate of Parent's principal financial officer substantially in the form of Exhibit G attached hereto (A) certifying that such financial statements fairly present in accordance with GAAP such balance sheet as of the end of such month/year and income and cash flow for such month/year and year-to-date (subject to normal year-end adjustments and the absence of footnotes in the case of monthly financial statements), (B) stating that no Default existed at any time during the period covered by such statement, except for those events or conditions, if any, described in such certificate in reasonable detail together with a statement of any action taken or proposed to be taken with respect thereto, and (C) setting forth the calculations required to establish compliance by Borrowers with the covenants set forth in Article X;

                  (iv) within 30 days before the beginning of each of Parent's fiscal years which begin after September 30, 2003, Borrowers' Agent shall furnish to Lender detailed projections setting forth Parent's projected consolidated and consolidating income and cash flow for each month of such fiscal year and projected consolidated and consolidating balance sheet as of the end of each month of such fiscal year, together with a certificate of Parent's principal financial officer setting forth the assumptions on which such projections are based and certifying that such assumptions are reasonable in light of past experience and reasonably anticipated future results of operations;

                  (v) not later than 10 days after and as of the end of each month: (i) a report of the aging (based on due date) of Borrower's accounts payable and accounts receivable as of the end of the preceding month; and (ii) an inventory certification report and a report of Borrower's inventory, valued at the lower of cost (determined on the "first-in, first-out" basis) or market value as of the end of the preceding month, which report shall separately identify, by category, raw materials, work in process and finished goods;

                  (vi) weekly reporting of sales and credit memos; weekly (or more frequent if requested by Lender) delivery of a Borrowing Base Certificate (provided that unless otherwise requested by Lender, the Eligible Inventory information reported thereon shall be updated only on a monthly basis); and daily reporting of collections;

                  (vii) promptly after the sending or filing thereof, copies of all reports which Borrower sends to any of its securityholders, and all reports and registration statements which any Borrower or Subsidiary files with the Securities and Exchange Commission or any national securities exchange; and

                  (viii) from time to time such other information as Lender may request.

         8.4          COMPLIANCE

         Comply in all material respects, and cause each Subsidiary to comply in all material respects, with all Governmental Rules, Contractual Obligations, commitments, instruments, licenses, Permits and franchises, other than such noncompliance the consequences of which in the aggregate could not reasonably be expected to have a Material Adverse Effect.

         8.5          INSURANCE

         (a) At all times, Borrowers shall maintain property insurance insuring all Collateral which is tangible property against loss or damage by fire, theft, burglary, pilferage, loss in transit and such other hazards as Lender shall specify in an amount equal to the full insurable value of the Collateral with reasonable deductible amounts. Such insurance shall contain extra expense and business interruption endorsements, shall contain a lender's loss payable endorsement acceptable to Lender, shall be evidenced by policies containing terms reasonably acceptable to Lender and shall be provided by insurers acceptable to Lender. The policies or a certificate thereof signed by the insurer shall be delivered to Lender within five (5) Business Days after the issuance or renewal of the policies to Borrowers. Each such policy shall provide that such policy may not be amended or canceled without thirty (30) days prior written notice to Lender. At least fifteen (15) days before the expiration of a policy, Borrowers' Agent shall deliver to Lender a binder (or other evidence reasonably acceptable to Lender) indicating that such policy has been renewed or that a substitute for such policy will be issued effective upon the expiration of such policy. If Borrowers' Agent fails to do so, Lender may (but shall not be required to) procure such insurance and add the cost thereof to the Revolving Loan.

         (b) At all times, Borrowers shall maintain in full force and effect such liability and other insurance with respect to its activities as may be reasonably required by Lender. Such liability insurance shall name Lender as an additional insured with respect to the activities of Borrowers and shall be provided by insurer(s) acceptable to Lender.

         (c) The following is inserted pursuant to ORS 746.201:

                                     WARNING

                  UNLESS BORROWERS PROVIDE LENDER WITH EVIDENCE OF THE INSURANCE COVERAGE AS REQUIRED BY THIS AGREEMENT, LENDER MAY PURCHASE INSURANCE AT BORROWERS' EXPENSE TO PROTECT LENDER'S INTEREST. THIS INSURANCE MAY, BUT NEED NOT, ALSO PROTECT BORROWERS' INTEREST. IF THE COLLATERAL BECOMES DAMAGED, THE COVERAGE LENDER PURCHASES MAY NOT PAY ANY CLAIM BORROWERS MAKE OR ANY CLAIM MADE AGAINST BORROWERS. BORROWERS MAY LATER CANCEL THIS COVERAGE BY PROVIDING EVIDENCE THAT BORROWERS HAVE OBTAINED PROPERTY COVERAGE ELSEWHERE.

                  BORROWERS ARE RESPONSIBLE FOR THE COST OF ANY INSURANCE PURCHASED BY LENDER. THE COST OF THIS INSURANCE MAY BE ADDED TO BORROWERS' CONTRACT OR LOAN BALANCE. IF THE COST IS ADDED TO BORROWERS' CONTRACT OR LOAN BALANCE, THE INTEREST RATE ON THE UNDERLYING CONTRACT OR LOAN WILL APPLY TO THIS ADDED AMOUNT. THE EFFECTIVE DATE OF COVERAGE MAY BE THE DATE BORROWERS' PRIOR COVERAGE LAPSED OR THE DATE BORROWERS FAILED TO PROVIDE PROOF OF COVERAGE.

                  THE COVERAGE LENDER PURCHASES MAY BE CONSIDERABLY MORE EXPENSIVE THAN INSURANCE BORROWERS CAN OBTAIN ON ITS OWN AND MAY NOT SATISFY ANY NEED FOR PROPERTY DAMAGE COVERAGE OR ANY MANDATORY LIABILITY INSURANCE REQUIREMENTS IMPOSED BY APPLICABLE LAW.

         8.6          FACILITIES

         Keep all properties useful or necessary to Borrowers' business in good repair and condition, and from time to time make necessary repairs, renewals and replacements thereto so that such property shall be fully and efficiently preserved and maintained.

         8.7          TAXES AND OTHER LIABILITIES

         Pay and discharge when due any and all indebtedness, obligations, assessments and taxes, both real or personal, including without limitation Federal and state income taxes and state and local property taxes and assessments, except such as a Borrower may in good faith contest or as to which a bona fide dispute may arise, and for which Borrowers have made provision for adequate reserves in accordance with GAAP.

         8.8          LITIGATION

         Promptly give notice in writing to Lender of any litigation pending or threatened in writing against any Borrower or Subsidiary with a claim in excess of $250,000 in the aggregate for Borrowers and all Subsidiaries.

         8.9          NOTICE TO LENDER

         Promptly (but in no event more than two Business Days after the occurrence of each such event or matter) cause Borrowers' Agent to give notice to Lender in reasonable detail of: (i) the occurrence of any Default; (ii) any termination or cancellation of any insurance policy which any Borrower or Subsidiary is required to maintain, unless such policy is replaced without any break in coverage with an equivalent or better policy; (iii) any uninsured or partially uninsured loss or losses through liability or property damage, or through fire, theft or any other cause affecting the property of any Borrower or Subsidiary in excess of an aggregate of $250,000 during any twelve month period;
(iv) any change in the Organic Documents of any Borrower or Subsidiary; (v) the occurrence of any adverse development with respect to any litigation, action, proceeding, or labor controversy described in Section 6.7 or the commencement of any labor controversy, litigation, action, proceeding of the type described in
Section 6.7 together with copies of all documentation relating thereto; (vi) any ERISA Event; or (vii) the occurrence of any event that could have a Material Adverse Effect.

         8.10         CONDUCT OF BUSINESS

         Except as otherwise permitted by this Agreement, (a) conduct, and cause each Subsidiary to conduct, its business in the ordinary course and (b) use, and cause each Subsidiary to use, its reasonable efforts in the ordinary course and consistent with past practice to (i) preserve its business and the goodwill and business of the customers, advertisers, suppliers and others with whom it has business relations and (ii) keep available the services and goodwill of its present employees.

         8.11         PRESERVATION OF CORPORATE EXISTENCE, ETC.

         Preserve and maintain all licenses, Permits, governmental approvals, rights, privileges, franchises and General Intangibles necessary for the conduct by each Active Borrower of its business, and its corporate existence and rights (charter and statutory).

         8.12         ACCESS

         (a) At any reasonable time and from time to time upon at least two Business Days' prior notice from Lender (unless a Default shall have occurred and be continuing, in which case no prior notice is necessary), permit Lender, or any agents or representatives thereof, to (i) examine and make copies of and abstracts from the records and books of account of Borrower, (ii) visit the properties of Borrower, (iii) discuss the affairs, finances and accounts of Borrower with any of its officers or directors who may then be reasonably available, and (iv) communicate directly with Borrowers' independent certified public accountants. Borrower shall authorize its independent certified public accountants to disclose to Lender any and all financial statements and other information of any kind, including, without limitation, copies of any management letter, or the substance of any oral information that such accountants may have with respect to the business, financial condition, results of operations or other affairs of Borrowers and each of its Subsidiaries.

         (b) Borrowers shall execute and deliver at the request of Lender such instruments as may be necessary for Lender to obtain such information concerning the business of Borrowers as Lender may require from accountants, service bureaus or others having custody of or maintaining records or assets of Borrower. Borrowers shall furnish Lender at reasonable intervals with such statements and reports regarding the Collateral, Borrowers' financial condition and the results of Borrowers' operations, in addition to those otherwise herein required, as Lender may request from time to time.

         8.13         PERFORMANCE AND COMPLIANCE WITH OTHER CONTRACTUAL
                      OBLIGATIONS

         Perform and observe, and cause each Subsidiary to perform and observe, all the terms, covenants and conditions required to be performed and observed by it under its Contractual Obligations, and do all things necessary to preserve and to keep unimpaired its rights under such Contractual Obligations, other than such failures the consequences of which in the aggregate could not reasonably be expected to have a Material Adverse Effect.

         8.14         FISCAL YEAR; ACCOUNTING PRACTICES

         Notify Lender at least 30 days in advance of any action any Borrower or Subsidiary intends to take to change (i) its fiscal year or (ii) its method of accounting, or any accounting practice used by it, or the application of GAAP in a manner inconsistent with the financial statements previously delivered by it to Lender.

         8.15         ENVIRONMENTAL

         (a) Promptly give notice to Lender upon obtaining knowledge of (i) any claim, injury, proceeding, investigation or other action, including a request for information or a notice of potential environmental liability, by or from any Governmental Authority or any third-party claimant that could result in any Borrower or Subsidiary incurring Environmental Liabilities and Costs or (ii) the discovery of any Release at, on, under or from any real property, facility or equipment owned or leased by any Borrower or Subsidiary in excess of reportable or allowable standards or levels under any applicable Environmental Law, or in any manner or amount that could result in any Borrower or Subsidiary incurring Environmental Liabilities and Costs.

         (b) Upon discovery of the presence on any property owned or leased by any Borrower or Subsidiary of any Contaminant that reasonably could be expected to result in Environmental Liabilities and Costs, take all Remedial Action required by applicable Environmental Law.

         (c) Borrowers shall protect, defend, indemnify and hold harmless Lender from and against all Environmental Liabilities and Costs arising with respect to Borrower or any of its property, except for those arising from Lender's gross negligence or willful misconduct. This indemnity obligation shall survive the payment in full and performance of all of Borrower's other Obligations.

         8.16         LIENS

         Keep the Collateral and all of its real property free and clear of all Liens, except Permitted Liens.

         8.17         FUTURE SUBSIDIARIES

         Upon any Person becoming a Subsidiary after the Closing Date, notify Lender of such event, and execute and deliver, and cause such Subsidiary to execute and deliver, such additional Loan Documents as Lender may reasonably require, including such as are necessary to cause any such Subsidiary to become a "Borrower."

         8.18         USE OF PROCEEDS

         Use the proceeds of the Loans first to repay the following obligations under the Existing Credit Agreement: (i) all term loans; (ii) all accrued and unpaid interest; and (iii) all outstanding fees and expenses (including the $225,000 extension fee), and then solely for Borrowers' general working capital and corporate purposes.

         8.19         COMPLIANCE WITH ERISA

         Do, and cause each of its ERISA Affiliates to do, each of the following: (a) maintain each Plan in compliance in all material respects with the applicable provisions of ERISA, the Code and other Federal or state law; (b) cause each Plan that is qualified under Section 401(a) of the Code to maintain such qualification; and (c) make all required contributions to any Plan subject to Section 412 of the Code.

         8.20         FURTHER ASSURANCES

         At Lender's request at any time and from time to time, duly execute and deliver, and cause each Subsidiary to execute and deliver, such further agreements, documents and instruments, and do or cause to be done such further acts as may reasonably be necessary or proper to evidence, perfect, maintain and enforce the security interests and the priority thereof in the Collateral and to otherwise effectuate the provisions or purposes of the Loan Documents, at Borrowers' expense. Lender may at any time and from time to time request a certificate from Borrowers' Agent representing that all conditions precedent to the advancement of credit contained herein are satisfied. In the event of such request, Lender may cease to make any further advancements of credit until Lender has received such certificate and Lender has determined that such conditions are satisfied.

ARTICLE IX.           NEGATIVE COVENANTS

         Borrowers covenant that so long as Lender remains committed to extend credit to Borrowers pursuant to the terms hereof and until performance and payment in full, in cash, of all Obligations and termination of the Commitments, Borrowers will not:

         9.1          LIENS

         Create or suffer to exist, or permit any Subsidiary to create or suffer to exist, any Lien upon or with respect to any of its properties (including, without limitation any real property), whether now owned or hereafter acquired, or assign any right to receive income, except Permitted Liens.

         9.2          INDEBTEDNESS

         Create or suffer to exist, or permit any Subsidiary to create or suffer to exist, any Indebtedness, except:

         (a) the Obligations;

         (b) current liabilities in respect of taxes, assessments and governmental charges or levies incurred, or liabilities for labor, materials, inventory, services, supplies and rentals incurred, or for goods or services purchased, in the ordinary course of business consistent with past practice and industry practice in respect of arm's length transactions;

         (c) Debt outstanding on the Closing Date and referenced on Section 6.17 of the Disclosure Letter;

         (d) Debt subordinated in writing to the Obligations on terms acceptable to Lender in favor of the prior payment in full in cash of the Obligations;

         (e) Indebtedness owed to a Borrower; and

         (f) the real estate financing contemplated by Section 5.3.

         9.3          RESTRICTED PAYMENTS, REDEMPTIONS

         (a) Make any dividend payment or other distribution of assets, properties, cash, rights, obligations or securities on account or in respect of any of its Stock or Stock Equivalents except (i) dividends paid to Borrower,
(ii) dividends paid by Parent solely in Stock or Stock Equivalents of Parent,
(iii) the Management Fees, (iv) Employee Loans in an aggregate amount of not more than $500,000 or (v) the Dolphin Transaction Fee;

         (b) Purchase, redeem or otherwise acquire for value any of Parent's Stock or Stock Equivalents, except that Parent may convert any of its convertible securities of the type in existence on the Closing Date into other securities pursuant to the terms of such convertible securities or otherwise in exchange therefor and except that Parent may acquire or redeem Stock held by Itin in connection with the settlement of pending litigation between Itin and Parent; or

         (c) Make any change in its capital structure, including, without limitation, the creation of new classes or types of Stock or Stock Equivalents.

         9.4          MERGERS, STOCK ISSUANCES, SALE OF ASSETS, ETC.

         (a) Merge or consolidate with, or permit any Subsidiary to merge or consolidate with, any Person or acquire all or substantially all of the Stock or Stock Equivalents of any Person; provided any Borrower (other than Parent) may liquidate or dissolve voluntarily into, and may merge with and into, or have its Stock otherwise acquired by Parent;

         (b) Acquire all or substantially all, or permit any Subsidiary to acquire all or substantially all of (i) the assets of any Person or (ii) the assets constituting the business of a division, branch or other unit operation of any Person; provided any Borrower may acquire all or substantially all of the assets of (or the assets constituting the business of a division, branch or other unit operation of) any other Borrower; or

         (c) Sell, convey, transfer, lease or otherwise dispose of, or permit any Subsidiary to sell, convey, transfer, lease or otherwise dispose of, any of its assets or any interest therein to any Person, or permit or suffer any other Person to acquire any interest in any of its assets, except (i) Permitted Liens,
(ii) as otherwise permitted under item (a) or (b) above, or (iii) the sale or disposition of inventory in the ordinary course of business and/or assets which have become obsolete, unneeded or are replaced in the ordinary course of business.

         9.5          INVESTMENTS

         Make, incur, assume or suffer to exist any Investment in any other Person, except, without duplication:

         (a) Investments existing on the Closing Date and identified in Section
9.5 of the Disclosure Letter;

         (b) Cash Equivalent Investments (provided that any Investment which when made complies with the requirements of the definition of the term "Cash Equivalent Investment" may continue to be held notwithstanding that such Investment if made thereafter would not comply with such requirements);

         (c) Investments permitted as Indebtedness pursuant to Section 9.2;

         (d) Investments consisting of incidental advances to employees of Borrower in the ordinary course of business;

         (e) loans and advances to Borrower; and

         (f) Employee Loans in an aggregate amount of not more than $500,000.

         9.6          CHANGE IN NATURE OF BUSINESS

         Directly or indirectly engage, or permit any Subsidiary to directly or indirectly engage, in any business activity other than the type of business activities in which Borrowers are currently engaged.

         9.7          ERISA

         At any time engage in a transaction that could be subject to Section 4069 or 4212(c) of ERISA, or permit any Plan to (a) engage in any non-exempt "prohibited transaction" (as defined in Section 4975 of the Code); (b) fail to comply with ERISA or any other applicable Laws; or (c) incur any material "accumulated funding deficiency" (as defined in Section 302 of ERISA), that, with respect to each event listed above, could be reasonably expected to have a Material Adverse Effect.

         9.8          CANCELLATION OF INDEBTEDNESS OWED TO IT

         Cancel, or permit any Subsidiary to cancel, any claim or Indebtedness owed to it except for legitimate business purposes in the reasonable judgment of Borrowers and in the ordinary course of business or except in connection with a settlement of pending litigation with Itin and Ajay Sports, Inc. ("Ajay") with respect to obligations of Itin and Ajay.

         9.9          MARGIN REGULATIONS

         Use, or permit any Subsidiary to use, the proceeds of any Loan to purchase or carry any margin stock (within the meaning of Regulation U of the Board of Governors of the Federal Reserve System).

         9.10         ENVIRONMENTAL

         Permit any lessee or any other Person to dispose of any Contaminant by placing it in or on the ground or waters of any property owned or leased by any Borrower or Subsidiary, except in material compliance with Environmental Law or the terms of any Permit or other than those that in the aggregate could not reasonably be expected to have a Material Adverse Effect.

         9.11         TRANSACTIONS WITH AFFILIATES

         Enter, or permit any Subsidiary to enter, into any transaction directly or indirectly with or for any affiliate of Borrower (other than another Borrower) except (a) in the ordinary course of business on a basis no less favorable to such affiliate than would be obtained in a comparable arm's length transaction with a Person not an affiliate of Borrower, (b) any transaction involving assets that are not material to the business and operations of Borrowers or the Subsidiaries, (c) the Management Agreement and the transactions contemplated therein, including payment of the Management Fees pursuant thereto, (d) Employee Loans in an aggregate amount of not more than $500,000, (e) payment of the Dolphin Transaction Fee and (f) transactions with affiliates permitted by any of Sections 9.3, 9.4, 9.5 and 9.8.

         9.12         NEW COLLATERAL LOCATION; NAME CHANGE

         Open any new location or change its name, or permit any Subsidiary to do so, unless (a) Borrowers' Agent gives Lender (i) 30 days prior notice of the intended name change, (ii) 30 days prior notice of the intended opening of such new location, and (b) Borrowers execute and Borrowers' Agent delivers to Lender such agreements, documents and instruments as Lender deems reasonably necessary or desirable to protect its interests in the Collateral.

         9.13         NO SPECULATIVE TRANSACTIONS

         Engage in, or permit any Subsidiary to engage in, any Commodity Contract, Interest Rate Contract or foreign exchange agreement, except on terms reasonably acceptable to Lender.

ARTICLE X.            FINANCIAL COVENANTS

         10.1         MINIMUM ADJUSTED BOOK NET WORTH

         As of the end of each month set forth below, Borrowers shall have an Adjusted Book Net Worth not less than the total of the amount set forth below opposite such month:

                                                    Minimum Adjusted
                          Month                      Book Net Worth
                          -----                      --------------

                          June 2002                    ($14,589,000)
                          July 2002                    ($14,332,000)
                          August 2002                  ($14,025,000)
                          September 2002               ($13,810,000)

         10.2         NET INCOME

         For each period set forth below, Borrowers' Net Income shall not be less than the amount set forth below opposite such period:

                   Period                           Minimum Net Income
                   ------                           ------------------

                   Three months ending                    $300,000
                   June 30, 2002

                   Six months ending September
                   30, 2002                               $878,000

         10.3         DEBT SERVICE COVERAGE RATIO

         As of the last day of each of Parent's fiscal quarters beginning September 30, 2002, Borrowers shall maintain a Debt Service Coverage Ratio of at least 1.2:1. Debt Service Coverage Ratio shall be computed as of each such date of determination for a period equal to the shorter of (i) the 12 months ending with such date, or (ii) from July 1, 2002 through such date.

         10.4         CAPITAL EXPENDITURES

         Borrowers' Capital Expenditures for the 12-month period ending September 30, 2002 shall not exceed $2,500,000.

         10.5         REVISED FINANCIAL COVENANTS

         On or before August 31, 2002, Borrowers' Agent shall furnish to Lender detailed projections setting forth Parent's projected consolidated and consolidating income and cash flow for each month from October , 2002 through the Maturity Date and Parent's projected consolidated and consolidating balance sheet as of the end of each such month, together with a certificate of Parent's principal financial officer setting forth the assumptions on which such projections are based and certifying that the Parent believes that such assumptions are reasonable in light of past experience and reasonably anticipated future results of operations. Based on such projections and such other information as Lender deems appropriate, Lender, on or before September 30, 2002, shall establish the covenant levels for Sections 10.1 through 10.4 for periods after September 30, 2002 through the Maturity Date and give Borrowers' Agent notice of the language of Sections 10.1 through 10.4 that Lender proposes to apply through the Maturity Date ("Proposed Covenants"). Sections 10.1 through
10.4 shall be deemed to be amended to read in the manner of the Proposed Covenants, unless Borrowers' Agent gives Lender notice within two weeks of its receipt of the Proposed Covenants that the Proposed Covenants are not acceptable ("Rejection Notice"). The Rejection Notice shall constitute Borrowers' irrevocable election to prepay the Obligations on or before the 90th day after Lender's receipt of the Rejection Notice, and no early payment fee shall be due and payable if the Obligations are prepaid within 90 days after Lender's receipt of the Rejection Notice. If the Rejection Notice is given, the references in Sections 10.1, 10.2 and 10.4 to "September 30, 2002" shall be deemed to also be references to each month end after September 30, 2002.

         10.6         GAAP CHANGES

         The covenants in Sections 10.1 through 10.4 were prepared based on GAAP as in effect on June 1, 2002 as applied in a manner consistent with Parent's April 30, 2002 financial statements and with respect to the Proposed Covenants, GAAP as in effect on the first day of the month in which the Proposed Covenants were sent to Borrowers' Agent as applied in a manner consistent with Parent's financial statements most recently delivered to Lender before such date (both, "Current GAAP"). Compliance with Sections 10.1 through 10.4 shall be measured in a manner consistent with Current GAAP, provided that if GAAP is modified to differ from Current GAAP in any material respect or if Parent subsequently applies GAAP in a manner inconsistent with the financial statements referenced above, the provisions of Sections 10.1 through 10.4 shall be adjusted in such manner as Lender reasonably determines to be necessary to compensate for such modification of GAAP or such inconsistent application of GAAP.

ARTICLE XI.           EVENTS OF DEFAULT

         11.1         EVENTS OF DEFAULT

         The occurrence of any of the following shall constitute an "Event of Default" under this Agreement:

         (a) Borrower shall fail to pay when due any amount payable under the Loan Documents;

         (b) any financial statement or certificate furnished to Lender in connection with, or any representation or warranty made by Borrower under any of the Loan Documents shall prove to be false or misleading in any material respect when furnished or made;

         (c) Borrowers or Borrowers' Agent shall fail to provide any certificate, report or other information which it is required to provide pursuant to Section 8.3 or Section 8.9 on the date specified in Section 8.3 or
Section 8.9; provided that unless Borrowers and Borrowers' Agent have previously failed to provide any required certificate, report or other information by the required date on two prior occasions within the preceding 12 months such failure shall be considered an Event of Default only if Borrowers and Borrowers' Agent fail to provide such certificate, report or other information within five Business Days (two Business Days with respect to Section 8.9(a)) of the earlier of (i) the date an officer of Borrower has knowledge of the failure to so provide such certificate, report or other information, or (ii) the date Lender, notifies Borrowers' Agent of such failure;

         (d) any default by Borrowers in the performance of or compliance with any obligation, agreement or other provision contained in Sections 5.2(a), 8.5, 8.10, 8.11, 8.12, 8.14, 8.16, 8.17, 9.1, 9.2, 9.3, 9.4, 9.5, 9.6 and 9.12 and
contained in Article X;

         (e) any default by Borrower in the performance of or compliance with any obligation, agreement or other provision contained in any Loan Document (other than those referred to in subsections (a) through (d) above) for 15 days after notice thereof has been given to Borrowers' Agent by Lender;

         (f) except as otherwise provided in Section 11.4, any breach(es) by Borrower in the payment or performance of any other obligation(s) under the terms of any contract(s) or instrument(s) (other than any of the Loan Documents) evidencing Indebtedness in excess of $200,000 in the aggregate if such breach(es) has/have not been cured to the satisfaction of the affected creditor(s) or waived by such creditor(s) within any applicable cure period provided under the contract(s) or instrument(s);

         (g) except as otherwise provided in Section 11.4, any judgment, order or writ in excess of $250,000 is rendered or entered against Borrower and/or one or more Subsidiaries, except any judgment for which Borrowers are fully insured and with respect to which the insurer has admitted in writing its liability for the full amount thereof or except if the enforcement of such judgment, order or writ has been stayed or the liability thereon bonded in a manner and on terms reasonably satisfactory to Lender; or the service of a notice of levy and/or of a writ of attachment or execution, or other like process, against any of the assets of Borrower and/or one or more Subsidiaries with respect to obligations in excess of $100,000;

         (h) Borrower becomes insolvent, or suffers or consents to or applies for the appointment of a receiver, trustee, custodian or liquidator of itself or any of its property, or is generally unable to or fails to pay its debts as they become due, or makes a general assignment for the benefit of creditors; Borrower files a voluntary petition in bankruptcy, or seeks to effect a plan or other arrangement with creditors or any other relief under the Bankruptcy Code or under any state or other Federal law granting relief to debtors, whether now or hereafter in effect; or any involuntary petition or proceeding pursuant to the Bankruptcy Code or any other applicable state or Federal law relating to bankruptcy, reorganization or other relief for debtors is filed or commenced against Borrower and is not dismissed, stayed or vacated within 60 days thereafter or Borrower files an answer admitting the jurisdiction of the court and the material allegations of any such involuntary petition; Borrower is adjudicated a bankrupt, or an order for relief is entered by any court of competent jurisdiction under the Bankruptcy Code or any other applicable state or Federal law relating to bankruptcy, reorganization or other relief for debtors; or Borrower takes any corporate, partnership or company action authorizing, or in furtherance of, any of the foregoing;

         (i) an ERISA Event occurs with respect to a Pension Plan or Multiemployer Plan that has resulted or could reasonably be expected to result in liability of Borrower under Title IV of ERISA to the Pension Plan, Multiemployer Plan or the PBGC in an aggregate amount in excess of $200,000, or
(ii) Borrower or any ERISA Affiliate fails to pay when due, after the expiration of any applicable grace period, any installment payment with respect to its withdrawal liability under Section 4201 of ERISA under a Multiemployer Plan in an aggregate amount in excess of $200,000;

         (j) the dissolution or liquidation of Borrower, or Borrower or its directors or stockholders shall take action seeking to effect the dissolution or liquidation of Borrower;

         (k) any Change in Control;

         (l) any Loan Document shall (except in accordance with its terms), in whole or in part, terminate, cease to be effective or cease to be the legally valid, binding and enforceable obligation of Borrower party thereto; Borrower shall, directly or indirectly, contest in any manner such effectiveness, validity, binding nature or enforceability; or any Lien securing any Obligation shall, in whole or in part, cease to be a perfected first priority Lien, subject only to those exceptions expressly permitted by such Loan Document; or

         (m) the indictment of Borrower under any criminal statute, or commencement of criminal or civil proceedings against Borrower, pursuant to which statute or proceedings the penalties or remedies sought or available include forfeiture of any material amount of property of Borrower.

         11.2         REMEDIES

         (a) During the continuance of any Event of Default (other than an Event of Default referred to in Section 11.1(h)), Lender may (i) terminate its obligation to extend any further credit under any of the Loan Documents, and
(ii) declare all or any part of the Obligations to be immediately due and payable without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived by Borrowers, and/or take such enforcement action as is permitted under this Section. Upon the occurrence or existence of any Event of Default described in Section 11.1(h), immediately and without notice, (A) the obligations, if any, of Lender to extend any further credit under any of the Loan Documents shall automatically cease and terminate, and (B) all indebtedness of Borrowers under the Loan Documents shall automatically become immediately due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived by Borrowers.

         (b) During the continuance of an Event of Default, Lender, in addition to any other rights and remedies contained in the Loan Documents, shall have all of the rights and remedies of a secured party under the Code and all other applicable law, all of which rights and remedies shall be cumulative and nonexclusive to the extent permitted by law. Lender may cause the Collateral to remain on Borrower's premises, at Borrowers' expense, pending sale or other disposition thereof. Lender shall have the right to conduct such sales on Borrower's premises or elsewhere, at Borrowers' expense, on such occasion(s) as Lender may see fit, and Borrowers, at Lender's request, will, at Borrowers' expense, assemble the Collateral and make it available to Lender at such place(s) as Lender may reasonably designate from time to time. Any sale, lease or other disposition by Lender of the Collateral, or any part thereof, may be for cash or other value. Borrowers shall execute and deliver, or cause to be executed and delivered, such instruments, documents, assignments, deeds, waivers, certificates and affidavits and take such further action as Lender shall reasonably require in connection with such sale, and Borrower hereby constitutes Lender as its attorney-in-fact to execute any such instrument, document, assignment, deed, waiver, certificate or affidavit on behalf of Borrower and in its name. At any sale of the Collateral, the Collateral to be sold may be sold in one lot as an entirety or in separate lots as Lender may determine. Lender shall not be obligated to make any sale of any Collateral if it determines not to do so, regardless of the fact that notice of sale was given. Lender may, without notice or publication, adjourn any public or private sale or cause the sale to be adjourned from time to time by announcement at the time and place fixed for sale, and such sale may, without further notice, be made at the time and place to which it is so adjourned. In case any sale of Collateral is made on credit or for future delivery, the Collateral so sold may be retained by Lender until the sale price is paid, but Lender shall not incur any liability if any purchaser fails to pay for any Collateral so sold and, in case of any such failure, such Collateral may be sold again. At any public sale, Lender (i) may bid for or purchase the Collateral offered for sale free (to the extent permitted by law) from any rights of redemption, stay or appraisal on the part of Borrower with respect to the Collateral, (ii) make payment on account thereof by using any claim then due and payable to Lender from Borrower as a credit against the purchase price, and
(iii) upon compliance with the terms of sale, hold, retain and dispose of such property without further accountability to Borrower therefor. Borrowers acknowledge that portions of the Collateral may be difficult to preserve and dispose of and may be subject to complex maintenance and management; accordingly, Lender shall have the widest possible latitude in the exercise of its rights and remedies hereunder.

         (c) Lender is hereby granted a license and right to use, without charge upon the occurrence and during the continuance of an Event of Default and until the Obligations are fully and finally paid in cash and the Commitments terminated, Borrowers' labels, patents, copyrights, rights of use of any name, trade secrets, trade names, trademarks, service marks, advertising material, General Intangibles and any other property of a similar nature in completing the production, advertising for sale and sale of any Collateral.

         (d) Any notice required to be given by Lender with respect to any of the Collateral, which notice is given pursuant to Section 12.1 and deemed received pursuant to Section 12.1 at least five Business Days before a sale, lease, disposition or other intended action by Lender with respect to any of the Collateral, shall constitute fair and reasonable notice to Borrowers of any such action. A public sale in the following fashion shall be conclusively presumed to be reasonable: (i) the sale is held in a county where any part of the Collateral is located or in which Borrower has a place of business; (ii) the sale is conducted by auction, but it need not be by a professional auctioneer; (iii) any Collateral is sold as is and without any preparation for sale; and (iv) Borrowers' Agent is given notice of such public sale pursuant to the preceding sentence.

         (e) Upon the occurrence and during the continuance of an Event of Default, Lender shall have, with respect to Rights to Payment, all rights and powers to: (i) direct any and all account debtors to make all payments in respect of the Rights to Payment directly to Lender or otherwise demand payment of any or all of the Rights to Payment; (ii) enforce payment of any or all of the Rights to Payment by legal proceedings or otherwise; (iii) exercise Borrower's rights and remedies with respect to any actions or proceedings brought to collect a Right to Payment; (iv) sell or assign any Right to Payment upon such terms, for such amount and at such time or times as Lender deems advisable; (v) settle, adjust, compromise, extend or renew a Right to Payment;
(vi) discharge or release any Right to Payment; and (vii) prepare, file and sign Borrower's name on any proof of claim in bankruptcy or any similar document against an account debtor, and to otherwise exercise the rights granted herein.

         (f) Lender shall have no obligation (i) to preserve any rights to the Collateral against any Person, (ii) to make any demand upon or pursue or exhaust any rights or remedies against Borrowers or others with respect to payment of the Obligations, (iii) to pursue or exhaust any rights or remedies with respect to any of the Collateral or any other security for the Obligations, or (iv) to marshal any assets in favor of Borrower or any other Person against or in payment of any or all of the Obligations.

         (g) Borrowers recognize that federal and/or state securities and other laws may limit the flexibility desired to achieve an otherwise commercially reasonable disposition of Collateral, and in the event of potential conflict between such laws and what in other circumstances might constitute commercial reasonableness, it is intended that consideration of such laws will prevail over attempts to achieve such commercial reasonableness. In connection with any sale or other disposition of Collateral, compliance by Lender with the written advice of its counsel concerning the potential effect of any such law will not be cause for Borrower, or any other Person, to claim that such sale or other disposition was not commercially reasonable.

         (h) Borrowers shall pay to Lender, on demand and as part of the Obligations, all costs and expenses, including court costs and costs of sale, incurred by Lender in exercising any of its rights or remedies hereunder, and all costs and expenses incurred in connection with any review of any part of the Collateral.

         11.3         LENDER AS BORROWERS' ATTORNEY

         Borrower hereby appoints Lender or any other Person whom Lender may designate, as Borrower's attorney, with power during the continuation of an Event of Default: to indorse Borrower's name on any checks, notes, acceptances, money orders, drafts or other forms of payment or security that may come into Lender's possession; to sign Borrower's name on any invoice or bill of lading relating to any Right to Payment, on drafts against customers, on schedules and assignments of Rights to Payment, on notices of assignment, financing statements and other public records, and on notices to customers; to notify the post office authorities to change the address for delivery of Borrower's mail to an address designated by Lender; to receive, open and process all mail addressed to Borrower; to ask for, demand, sue for, collect, receive, receipt and give aquittance for any and all moneys due or to become due with respect to any Collateral; to settle, compromise, prosecute or defend any action, claim or proceeding with respect to Collateral; to sell, assign, pledge, transfer and make any agreement with respect to or otherwise deal with the Collateral; and to do all things necessary to perfect Lender's security interest in the Collateral, to preserve and protect the Collateral and to otherwise carry out this Agreement; provided, however, that nothing contained in this Section will be construed as requiring or obligating Lender to take any action. Provided Lender acts in a reasonable manner, Borrower ratifies and approves all acts of such attorney, and neither Lender nor the attorney will be liable for any acts or omissions nor for any error of judgment or mistake of fact or law. This power being coupled with an interest is irrevocable until the Obligations have been fully satisfied and indefeasibly paid in cash and the Commitments terminated.

         11.4         EXCEPTIONS

         If upon the occurrence of an event described in Section 11.1(f) or
Section 11.1(g) the Available Credit exceeds the aggregate amount of all Indebtedness described in Section 11.1(f) and all judgments, orders, writs and obligations described in Section 11.1(g), then such occurrence shall constitute an Event of Default only at such later time as the total of the Available Credit plus all reserves created by Lender for such events no longer exceeds such aggregate amount.

ARTICLE XII.          MISCELLANEOUS

         12.1         NOTICES

         Any notice required or permitted to be given hereunder will be in writing, will be addressed to the party to be notified at the address set forth below, or at such other address as each party may designate for itself from time to time by notice hereunder, and will be deemed to have been validly given (i) five days following deposit in the United States mail, with proper first-class postage prepaid, (ii) the next Business Day after notice was delivered to a regularly scheduled overnight delivery carrier, or (iii) upon receipt of notice given by fax, mailgram, telegram, telex or personal delivery:

                  To Borrowers:        Williams Controls, Inc.
                                       14100 S.W. 72nd Avenue
                                       Portland, Oregon  97224
                                       Attn:  Chief Financial Officer
                                       Fax No.:  (503) 624-3812

                  To Lender:           Wells Fargo Credit, Inc.
                                       245 S. Los Robles Avenue, Suite 600
                                       Pasadena, California  91101
                                       Attn:  Angelo Samperisi
                                       Fax No.:  (626) 844-9063

         12.2         COSTS, EXPENSES, ATTORNEYS' FEES

         Borrowers shall pay immediately upon demand the full amount of all payments, advances, charges, costs and expenses, including reasonable attorneys' fees (whether incurred at the trial or appellate level, in an arbitration or administrative proceeding, in bankruptcy (including, without limitation, any adversary proceeding, contested matter or motion) or otherwise), incurred by Lender in connection with (a) the negotiation and preparation of the Loan Documents, (b) the enforcement, preservation or protection (or attempted enforcement, preservation or protection) of Lender's rights, including, without limitation, periodic collateral examinations, and/or the collection of any amounts which become due under any of the Loan Documents, and (c) the prosecution or defense of any action in any way related to any of the Loan Documents, including without limitation, any action for declaratory relief, and including any of the foregoing incurred in connection with any bankruptcy proceeding relating to Borrower.

         12.3         INDEMNIFICATION

         (a) To the fullest extent permitted by law, Borrowers hereby agree to protect, indemnify, defend and hold harmless each of Lender and its officers, directors, shareholders, employees, agents, attorneys and affiliates (collectively, "Indemnitees") from and against any liabilities, losses, damages or expenses of any kind or nature and from any suits, claims or demands (including in respect of or for reasonable attorneys' fees (whether incurred at the trial or appellate level, in an arbitration or administrative proceeding, in bankruptcy (including, without limitation, any adversary proceeding, contested matter or motion) or otherwise) and other expenses, including the allocated costs and expenses of internal counsel) arising on account of or in connection with any matter or thing or action or failure to act by Indemnitees, or any of them, arising out of or relating to any Loan Document or Collateral, including without limitation any use by Borrower of any proceeds of credit advanced, except to the extent such liability arises from the willful misconduct or gross negligence of the Indemnitees (collectively, the "Indemnified Liabilities").

         (b) Upon receiving knowledge of any suit, claim or demand asserted by a third party that Lender believes is covered by this indemnity, such Indemnitee shall give Borrowers' Agent notice of the matter and an opportunity to defend it, at Borrowers' sole cost and expense, with legal counsel satisfactory to Lender. Lender may also require Borrowers to defend the matter. Any failure or delay of Lender to notify Borrowers' Agent of any such suit, claim or demand shall not relieve Borrowers of their obligations under this Section, but shall reduce such obligations to the extent of any increase in those obligations caused solely by an unreasonable failure or delay in providing such notice. Borrowers may not settle or otherwise compromise any claim with respect to any Indemnified Liability unless the settlement includes an unconditional release of the Indemnitee from all liability on claims that are the subject of such settlement and may not settle or otherwise compromise any claim with respect to any Indemnified Liability, other than a claim for money damages, without the prior written consent of the Indemnitee, which consent shall not be unreasonably withheld.

         (c) Upon performance and indefeasible payment in full, in cash, of all Obligations, termination of the Commitments and release of all claims against Lender, and so long as no suits, actions, proceedings or claims are pending or threatened against any Indemnitee asserting any damages, losses or liabilities that are Indemnified Liabilities, Lender shall deliver to Borrowers' Agent UCC termination statements and other documents necessary or appropriate to evidence the termination of the Liens securing payment of the Obligations.

         (d) If and to the extent that the foregoing undertaking may be unenforceable for any reason Borrowers shall make the maximum contribution permissible under applicable law to the payment and satisfaction of each of the Indemnified Liabilities.

         (e) Notwithstanding anything to the contrary in any Loan Document, solely for purposes of this Section 12.3, any representation, warranty or covenant contained in any Loan Document qualified by materiality or the occurrence of a Material Adverse Effect shall not be so qualified.

         (f) This Section shall survive the payment in full and performance of all of Borrowers' other Obligations.

         12.4         SUCCESSORS AND ASSIGNS

         (a) The Loan Documents shall be binding upon and inure to the benefit of the successors and assigns of the parties; provided, however, that Borrower may not assign or transfer its interest hereunder. Lender reserves the right to sell, assign, transfer, negotiate or grant participations in all or any part of, or any interest in, Lender's rights and benefits under each of the Loan Documents.

         (b) Without limitation, Lender may disclose the Loan Documents, and any financial or other information relating to Borrower, to its affiliates, auditors and legal counsel, to any potential participant or assignee and to any Governmental Authority to the extent that such disclosure is required by law and as required in order to comply with a subpoena or order issued by a court of competent jurisdiction or by a legislative or regulatory body.

         12.5         SETOFF

         In addition to any rights and remedies of Lender provided by law, Lender shall have the right, with the prior consent of Lender (which consent will not be unreasonably withheld) but without prior notice to Borrower, any such notice being expressly waived by Borrower to the extent permitted by applicable law, during the continuance of an Event of Default to setoff and apply against any indebtedness, whether matured or unmatured, of Borrower to Lender any amount owing from Lender or any affiliate thereof to Borrower at any time during the continuation of an Event of Default. This right of setoff may be exercised by Lender against Borrower or against any trustee in bankruptcy, debtor in possession, assignee for the benefit of creditors, receiver or execution, judgment or attachment creditor of Borrower or against anyone else claiming through or against Borrower or such trustee in bankruptcy, debtor in possession, assignee for the benefit of creditors, receiver, or execution, judgment or attachment creditor, notwithstanding the fact that such right of setoff shall not have been exercised by Lender prior to the occurrence of an Event of Default. Lender shall endeavor to promptly notify Borrower after any such setoff and application made by Lender, provided that the failure to give such notice shall not affect the validity of such setoff and application.

         12.6         NO WAIVER; CUMULATIVE REMEDIES

         No failure on the part of Lender to exercise, and no delay in exercising, any right, power, privilege or remedy under any Loan Document shall operate as a waiver thereof; nor shall any single or partial exercise of any such right, power, privilege or remedy preclude any other or further exercise thereof or the exercise of any other right, power, privilege or remedy.

The rights and remedies under the Loan Documents are cumulative and not exclusive of any rights, powers, privileges and remedies that may otherwise be available to Lender.

         12.7         ENTIRE AGREEMENT

         The Loan Documents constitute the entire agreement among Borrowers and Lender with respect to the Loans and supersede all prior negotiations, communications, discussions, correspondence and agreements concerning the subject matter hereof. This Agreement cannot be changed orally or by the conduct of the parties and may be amended or modified only in writing signed by the party against whom enforcement is sought.

         12.8         NO THIRD PARTY BENEFICIARIES

         This Agreement is made and entered into for the sole protection and benefit of the parties hereto and their respective permitted successors and assigns, and no other person or entity shall be a third party beneficiary of, or have any direct or indirect cause of action or claim in connection with, this Agreement or any other of the Loan Documents to which it is not a party.

         12.9         TIME

         Time is of the essence of each and every provision of this Agreement and each other of the Loan Documents.

         12.10        SEVERABILITY OF PROVISIONS

         If any provision of this Agreement shall be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity without invalidating the remainder of such provision or any remaining provisions of this Agreement.

         12.11        GOVERNING LAW

         This Agreement shall be governed by and construed in accordance with the laws of the State of Oregon.

         12.12        SUBMISSION TO JURISDICTION

         LENDER AND EACH BORROWER HEREBY: (A) SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF OREGON AND THE FEDERAL COURTS OF THE UNITED STATES FOR THE DISTRICT OF OREGON FOR THE PURPOSE OF ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO ANY OF THE LOAN DOCUMENTS; (B) AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN SUCH COURTS; (C) IRREVOCABLY WAIVES (TO THE FULL EXTENT PERMITTED BY APPLICABLE LAW) ANY OBJECTION WHICH IT

NOW OR HEREAFTER MAY HAVE TO THE LAYING OF VENUE OF ANY SUCH ACTION OR PROCEEDING BROUGHT IN ANY OF THE FOREGOING COURTS, AND ANY OBJECTION ON THE GROUND THAT ANY SUCH ACTION OR PROCEEDING IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM; AND (D) AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PERMITTED BY LAW.

         12.13        WAIVER OF JURY TRIAL

         LENDER AND EACH BORROWER, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING, COUNTERCLAIM OR OTHER LITIGATION IN ANY WAY ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY OTHER OF THE LOAN DOCUMENTS OR ANY OF THE TRANSACTIONS OR EVENTS REFERENCED HEREIN OR THEREIN OR CONTEMPLATED HEREBY OR THEREBY, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT AND/OR ANY OTHER OF THE LOAN DOCUMENTS. A COPY OF THIS SECTION MAY BE FILED WITH ANY COURT AS WRITTEN EVIDENCE OF THE WAIVER OF THE RIGHT TO TRIAL BY JURY AND THE CONSENT TO TRIAL BY COURT.

         12.14        COUNTERPARTS

         This Agreement may be executed in any number of identical counterparts, any set of which signed by all the parties hereto shall be deemed to constitute a complete, executed original for all purposes. Delivery of an executed signature page of this Agreement by fax shall be effective as delivery of a manually executed counterpart hereof.

         12.15        CONSENTS

         Subject to Section 7.1, Lender consents to Parent's receipt of contributions of up to an additional $15,000,000 of equity and repayment and/or conversion into equity of the Bridge Debt. Lender also consents to the prepayment at any time of the Convertible Debentures provided that at the time of such prepayment and immediately thereafter (i) there is Available Credit of at least $2,000,000, (ii) none of Borrower's accounts payable are more than 60 days past due (except accounts payable subject to a written payment agreement acceptable to Lender) and (iii) no Default exists. Notwithstanding any other provision of this Agreement to the contrary, Lender consents to Parent entering into the AIP Transactions.

         12.16        OREGON STATUTORY NOTICE

         UNDER OREGON LAW, MOST AGREEMENTS, PROMISES AND COMMITMENTS MADE BY LENDER AFTER OCTOBER 3, 1989 CONCERNING

LOANS AND OTHER CREDIT EXTENSIONS WHICH ARE NOT FOR PERSONAL, FAMILY OR HOUSEHOLD PURPOSES OR SECURED SOLELY BY THE BORROWER'S RESIDENCE MUST BE IN WRITING, EXPRESS CONSIDERATION AND BE SIGNED BY THE LENDER TO BE ENFORCEABLE.

         IN WITNESS WHEREOF, this Amended and Restated Credit Agreement has been duly executed as of the date first written above.

AGROTEC WILLIAMS, INC.              WILLIAMS CONTROLS, INC.
APTEK WILLIAMS, INC.
WMCO-GEO, INC.                      By:/s/DENNIS E. BUNDAY
HARDEE WILLIAMS, INC.                  -----------------------------------------
KENCO/WILLIAMS, INC.                   Dennis E. Bunday, Chief Financial Officer
NESC WILLIAMS, INC.
PREMIER PLASTIC TECHNOLOGIES, INC.
WACCAMAW WHEEL WILLIAMS, INC.
WILLIAMS CONTROLS INDUSTRIES, INC.
WILLIAMS TECHNOLOGIES, INC.         WELLS FARGO CREDIT, INC.
WILLIAMS WORLD TRADE, INC.
WILLIAMS AUTOMOTIVE, INC.
TECHWOOD WILLIAMS, INC.             By:
PROACTIVE ACQUISITION CORPORATION      -----------------------------------------
                                       Title:
                                             -----------------------------------
By:/s/DENNIS E. BUNDAY
   -----------------------------
    Dennis E. Bunday, President

                                    EXHIBIT A

                                       TO

                      AMENDED AND RESTATED CREDIT AGREEMENT

                           Borrowing Base Certificate

                                    EXHIBIT B

                                       TO

                      AMENDED AND RESTATED CREDIT AGREEMENT







                            FORM OF PROMISSORY NOTES
                            ------------------------

                                 (SEE ATTACHED)

                         Revolving Loans Promissory Note
                         -------------------------------


$10,000,000                                                         July 1, 2002



         FOR VALUE RECEIVED, the undersigned, WILLIAMS CONTROLS, INC. a Delaware corporation, AGROTEC WILLIAMS, INC., a Delaware corporation, APTEK WILLIAMS, INC., a Delaware corporation, WMCO-GEO, INC., a Florida corporation, HARDEE WILLIAMS, INC., a Delaware corporation, KENCO/WILLIAMS, INC., a Delaware corporation, NESC WILLIAMS, INC., a Delaware corporation, PREMIER PLASTIC TECHNOLOGIES, INC., a Delaware corporation, PROACTIVE ACQUISITION CORPORATION, a Michigan corporation, WACCAMAW WHEEL WILLIAMS, INC., a Delaware corporation, WILLIAMS CONTROLS INDUSTRIES, INC., a Delaware corporation, WILLIAMS TECHNOLOGIES, INC., a Delaware corporation, WILLIAMS WORLD TRADE, INC., a Delaware corporation, WILLIAMS AUTOMOTIVE, INC., a Delaware corporation, TECHWOOD WILLIAMS, INC., a Delaware corporation, hereby jointly and severally promise to pay to the order of WELLS FARGO CREDIT, INC. on the Maturity Date, or at such earlier time as is provided in that certain Amended and Restated Credit Agreement among Borrowers and Lender dated as of July 1, 2002, (as amended, modified or supplemented from time to time, the "Credit Agreement"), the principal sum of Ten Million Dollars ($10,000,000), or such lesser amount as shall equal the aggregate outstanding principal balance of all Revolving Loans made by Lender to Borrowers pursuant to the Credit Agreement.

         This promissory note is one of the promissory notes referred to in, and subject to the terms of, the Credit Agreement. Capitalized terms used herein shall have the respective meanings assigned to them in the Credit Agreement.

         Borrowers further promise to pay interest on the outstanding principal balance hereof at the interest rates, and payable on the dates, set forth in the Credit Agreement. All payments of principal and interest hereunder shall be made to Lender in lawful money of the United States and in same day or immediately available funds.

         Lender is authorized but not required to record the date and amount of each advance made hereunder, the date and amount of each payment of principal and interest hereunder, and the resulting unpaid principal balance hereof, in Lender's internal records, and any such recordation shall be prima facie evidence of the accuracy of the information so recorded; provided however, that Lender's failure to so record such amounts shall not limit or otherwise affect Borrower's obligations hereunder and under the Credit Agreement to repay the principal hereof and interest hereon.

         Borrowers shall pay all costs of collection, including reasonable attorneys' fees (whether incurred at the trial or appellate level, in an arbitration or administrative proceeding, in bankruptcy (including, without limitation, any adversary proceeding, contested matter or motion) or otherwise). No delay or failure on the part of Lender to exercise any of its rights hereunder shall be deemed a waiver of such rights or any other right of Lender nor shall any delay, omission or waiver on any one occasion be deemed a bar to or waiver of such rights or any other right on any future occasion. Borrower and every surety, indorser and guarantor of this Note waive presentment, demand, protest, notice of intention to accelerate, notice of acceleration, notice of nonpayment and all other notices of every kind (except as otherwise provided in the Credit Agreement), and agree that its liability under this Note shall not be affected by any renewal, postponement or extension in the time of payment hereof, by any indulgence granted by any holder hereof with respect hereto, or by any release or change in any security for the payment of this Note, and they hereby consent to any and all renewals, extensions, indulgences, releases or changes, regardless of the number of such renewals, extensions, indulgences, releases or changes.

         Borrowers' obligations evidenced by this promissory note are secured by the Collateral and certain other liens in real property. The Loan Documents describe the rights of Lender with respect to the Collateral and such real property.

         In the event of any conflict between the terms of this promissory note and the terms of the Credit Agreement, the terms of the Credit Agreement shall control.

         This promissory note shall be governed by and construed in accordance with the laws of the State of Oregon.







                      (This space intentionally left blank)

         UNDER OREGON LAW, MOST AGREEMENTS, PROMISES AND COMMITMENTS MADE BY ANY LENDER OR LENDER AFTER OCTOBER 3, 1989 CONCERNING LOANS AND OTHER CREDIT EXTENSIONS WHICH ARE NOT FOR PERSONAL, FAMILY OR HOUSEHOLD PURPOSES OR SECURED SOLELY BY THE BORROWER'S RESIDENCE MUST BE IN WRITING, EXPRESS CONSIDERATION AND BE SIGNED BY SUCH LENDER OR LENDER TO BE ENFORCEABLE.

AGROTEC WILLIAMS, INC.              WILLIAMS CONTROLS, INC.
APTEK WILLIAMS, INC.
WMCO-GEO, INC.                      By:/s/DENNIS E. BUNDAY
HARDEE WILLIAMS, INC.                  -----------------------------------------
KENCO/WILLIAMS, INC.                   Dennis E. Bunday, Chief Financial Officer
NESC WILLIAMS, INC.
PREMIER PLASTIC TECHNOLOGIES, INC.
WACCAMAW WHEEL WILLIAMS, INC.
WILLIAMS CONTROLS INDUSTRIES, INC.
WILLIAMS TECHNOLOGIES, INC.
WILLIAMS WORLD TRADE, INC.
WILLIAMS AUTOMOTIVE, INC.
TECHWOOD WILLIAMS, INC.
PROACTIVE ACQUISITION CORPORATION


By:/s/DENNIS E. BUNDAY
   -----------------------------
   Dennis E. Bunday, President

                           Term Loan A Promissory Note
                           ---------------------------


$1,400,000                                                         July 1, 2002



         FOR VALUE RECEIVED, the undersigned, WILLIAMS CONTROLS, INC. a Delaware corporation, AGROTEC WILLIAMS, INC., a Delaware corporation, APTEK WILLIAMS, INC., a Delaware corporation, WMCO-GEO, INC., a Florida corporation, HARDEE WILLIAMS, INC., a Delaware corporation, KENCO/WILLIAMS, INC., a Delaware corporation, NESC WILLIAMS, INC., a Delaware corporation, PREMIER PLASTIC TECHNOLOGIES, INC., a Delaware corporation, PROACTIVE ACQUISITION CORPORATION, a Michigan corporation, WACCAMAW WHEEL WILLIAMS, INC., a Delaware corporation, WILLIAMS CONTROLS INDUSTRIES, INC., a Delaware corporation, WILLIAMS TECHNOLOGIES, INC., a Delaware corporation, WILLIAMS WORLD TRADE, INC., a Delaware corporation, WILLIAMS AUTOMOTIVE, INC., a Delaware corporation, TECHWOOD WILLIAMS, INC., a Delaware corporation,, hereby jointly and severally promise to pay to the order of WELLS FARGO CREDIT, INC. in the manner and at the times provided in that certain Amended and Restated Credit Agreement among Borrowers and Lender dated as of July 1, 2002, (as amended, modified or supplemented from time to time, the "Credit Agreement"), the principal sum of One Million Four Hundred Thousand Dollars ($1,400,000).

         This promissory note is one of the promissory notes referred to in, and subject to the terms of, the Credit Agreement. Capitalized terms used herein shall have the respective meanings assigned to them in the Credit Agreement.

         Borrowers further promise to pay interest on the outstanding principal balance hereof at the interest rates, and payable on the dates, set forth in the Credit Agreement. All payments of principal and interest hereunder shall be made to Lender in lawful money of the United States and in same day or immediately available funds.

         Lender is authorized but not required to record the date and amount of each advance made hereunder, the date and amount of each payment of principal and interest hereunder, and the resulting unpaid principal balance hereof, in Lender's internal records, and any such recordation shall be prima facie evidence of the accuracy of the information so recorded; provided however, that Lender's failure to so record such amounts shall not limit or otherwise affect Borrower's obligations hereunder and under the Credit Agreement to repay the principal hereof and interest hereon.

         Borrowers shall pay all costs of collection, including reasonable attorneys' fees (whether incurred at the trial or appellate level, in an arbitration or administrative proceeding, in bankruptcy (including, without limitation, any adversary proceeding, contested matter or motion) or otherwise). No delay or failure on the part of Lender to exercise any of its rights hereunder shall be deemed a waiver of such rights or any other right of Lender nor shall any delay, omission or waiver on any one occasion be deemed a bar to or waiver of such rights or any other right on any future occasion. Borrower and every surety, indorser and guarantor of this Note waive presentment, demand, protest, notice of intention to accelerate, notice of acceleration, notice of nonpayment and all other notices of every kind (except as otherwise provided in the Credit Agreement), and agree that its liability under this Note shall not be affected by any renewal, postponement or extension in the time of payment hereof, by any indulgence granted by any holder hereof with respect hereto, or by any release or change in any security for the payment of this Note, and they hereby consent to any and all renewals, extensions, indulgences, releases or changes, regardless of the number of such renewals, extensions, indulgences, releases or changes.

         Borrowers' obligations evidenced by this promissory note are secured by the Collateral and certain other liens in real property. The Loan Documents describe the rights of Lender with respect to the Collateral and such real property.

         In the event of any conflict between the terms of this promissory note and the terms of the Credit Agreement, the terms of the Credit Agreement shall control.

         This promissory note shall be governed by and construed in accordance with the laws of the State of Oregon.







                      (This space intentionally left blank)

         UNDER OREGON LAW, MOST AGREEMENTS, PROMISES AND COMMITMENTS MADE BY ANY LENDER OR LENDER AFTER OCTOBER 3, 1989 CONCERNING LOANS AND OTHER CREDIT EXTENSIONS WHICH ARE NOT FOR PERSONAL, FAMILY OR HOUSEHOLD PURPOSES OR SECURED SOLELY BY THE BORROWER'S RESIDENCE MUST BE IN WRITING, EXPRESS CONSIDERATION AND BE SIGNED BY SUCH LENDER OR LENDER TO BE ENFORCEABLE.

AGROTEC WILLIAMS, INC.              WILLIAMS CONTROLS, INC.
APTEK WILLIAMS, INC.
WMCO-GEO, INC.                      By:/s/DENNIS E. BUNDAY
HARDEE WILLIAMS, INC.                  ----------------------------------------
KENCO/WILLIAMS, INC.                   Dennis E. Bunday, Chief Financial Officer
NESC WILLIAMS, INC.
PREMIER PLASTIC TECHNOLOGIES, INC.
WACCAMAW WHEEL WILLIAMS, INC.
WILLIAMS CONTROLS INDUSTRIES, INC.
WILLIAMS TECHNOLOGIES, INC.
WILLIAMS WORLD TRADE, INC.
WILLIAMS AUTOMOTIVE, INC.
TECHWOOD WILLIAMS, INC.
PROACTIVE ACQUISITION CORPORATION


By:/s/DENNIS E. BUNDAY
   ---------------------------
   Dennis E. Bunday, President

                           Term Loan B Promissory Note
                           ---------------------------


$800,000                                                           July 1, 2002



         FOR VALUE RECEIVED, the undersigned, WILLIAMS CONTROLS, INC. a Delaware corporation, AGROTEC WILLIAMS, INC., a Delaware corporation, APTEK WILLIAMS, INC., a Delaware corporation, WMCO-GEO, INC., a Florida corporation, HARDEE WILLIAMS, INC., a Delaware corporation, KENCO/WILLIAMS, INC., a Delaware corporation, NESC WILLIAMS, INC., a Delaware corporation, PREMIER PLASTIC TECHNOLOGIES, INC., a Delaware corporation, PROACTIVE ACQUISITION CORPORATION, a Michigan corporation, WACCAMAW WHEEL WILLIAMS, INC., a Delaware corporation, WILLIAMS CONTROLS INDUSTRIES, INC., a Delaware corporation, WILLIAMS TECHNOLOGIES, INC., a Delaware corporation, WILLIAMS WORLD TRADE, INC., a Delaware corporation, WILLIAMS AUTOMOTIVE, INC., a Delaware corporation, TECHWOOD WILLIAMS, INC., a Delaware corporation, hereby jointly and severally promise to pay to the order of WELLS FARGO CREDIT, INC. in the manner and at the times provided in that certain Amended and Restated Credit Agreement among Borrowers and Lender dated as of July 1, 2002, (as amended, modified or supplemented from time to time, the "Credit Agreement"), the principal sum of Eight Hundred Thousand Dollars ($800,000).

         This promissory note is one of the promissory notes referred to in, and subject to the terms of, the Credit Agreement. Capitalized terms used herein shall have the respective meanings assigned to them in the Credit Agreement.

         Borrowers further promise to pay interest on the outstanding principal balance hereof at the interest rates, and payable on the dates, set forth in the Credit Agreement. All payments of principal and interest hereunder shall be made to Lender in lawful money of the United States and in same day or immediately available funds.

         Lender is authorized but not required to record the date and amount of each advance made hereunder, the date and amount of each payment of principal and interest hereunder, and the resulting unpaid principal balance hereof, in Lender's internal records, and any such recordation shall be prima facie evidence of the accuracy of the information so recorded; provided however, that Lender's failure to so record such amounts shall not limit or otherwise affect Borrower's obligations hereunder and under the Credit Agreement to repay the principal hereof and interest hereon.

         Borrowers shall pay all costs of collection, including reasonable attorneys' fees (whether incurred at the trial or appellate level, in an arbitration or administrative proceeding, in bankruptcy (including, without limitation, any adversary proceeding, contested matter or motion) or otherwise). No delay or failure on the part of Lender to exercise any of its rights hereunder shall be deemed a waiver of such rights or any other right of Lender nor shall any delay, omission or waiver on any one occasion be deemed a bar to or waiver of such rights or any other right on any future occasion. Borrower and every surety, indorser and guarantor of this Note waive presentment, demand, protest, notice of intention to accelerate, notice of acceleration, notice of nonpayment and all other notices of every kind (except as otherwise provided in the Credit Agreement), and agree that its liability under this Note shall not be affected by any renewal, postponement or extension in the time of payment hereof, by any indulgence granted by any holder hereof with respect hereto, or by any release or change in any security for the payment of this Note, and they hereby consent to any and all renewals, extensions, indulgences, releases or changes, regardless of the number of such renewals, extensions, indulgences, releases or changes.

         Borrowers' obligations evidenced by this promissory note are secured by the Collateral and certain other liens in real property. The Loan Documents describe the rights of Lender with respect to the Collateral and such real property.

         In the event of any conflict between the terms of this promissory note and the terms of the Credit Agreement, the terms of the Credit Agreement shall control.

         This promissory note shall be governed by and construed in accordance with the laws of the State of Oregon.







                      (This space intentionally left blank)

         UNDER OREGON LAW, MOST AGREEMENTS, PROMISES AND COMMITMENTS MADE BY ANY LENDER OR LENDER AFTER OCTOBER 3, 1989 CONCERNING LOANS AND OTHER CREDIT EXTENSIONS WHICH ARE NOT FOR PERSONAL, FAMILY OR HOUSEHOLD PURPOSES OR SECURED SOLELY BY THE BORROWER'S RESIDENCE MUST BE IN WRITING, EXPRESS CONSIDERATION AND BE SIGNED BY SUCH LENDER OR LENDER TO BE ENFORCEABLE.

AGROTEC WILLIAMS, INC.              WILLIAMS CONTROLS, INC.
APTEK WILLIAMS, INC.
WMCO-GEO, INC.                      By:/s/DENNIS E. BUNDAY
HARDEE WILLIAMS, INC.                  ----------------------------------------
KENCO/WILLIAMS, INC.                   Dennis E. Bunday, Chief Financial Officer
NESC WILLIAMS, INC.
PREMIER PLASTIC TECHNOLOGIES, INC.
WACCAMAW WHEEL WILLIAMS, INC.
WILLIAMS CONTROLS INDUSTRIES, INC.
WILLIAMS TECHNOLOGIES, INC.
WILLIAMS WORLD TRADE, INC.
WILLIAMS AUTOMOTIVE, INC.
TECHWOOD WILLIAMS, INC.
PROACTIVE ACQUISITION CORPORATION


By:/s/DENNIS E. BUNDAY
   ---------------------------
   Dennis E. Bunday, President

                                    EXHIBIT C
                                       TO
                      AMENDED AND RESTATED CREDIT AGREEMENT



                      Notice of Authorized Representatives



Wells Fargo Credit, Inc.
245 S. Los Robles Avenue, Suite 600
Pasadena, California  91101
Attn:  Angelo Samperisi


         Reference is made to that certain Amended and Restated Credit Agreement among WILLIAMS CONTROLS, INC. a Delaware corporation, AGROTEC WILLIAMS, INC., a Delaware corporation, APTEK WILLIAMS, INC., a Delaware corporation, WMCO-GEO, INC., a Florida corporation, HARDEE WILLIAMS, INC., a Delaware corporation, KENCO/WILLIAMS, INC., a Delaware corporation, NESC WILLIAMS, INC., a Delaware corporation, PREMIER PLASTIC TECHNOLOGIES, INC., a Delaware corporation, PROACTIVE ACQUISITION CORPORATION, a Michigan corporation, WACCAMAW WHEEL WILLIAMS, INC., a Delaware corporation, WILLIAMS CONTROLS INDUSTRIES, INC., a Delaware corporation, WILLIAMS TECHNOLOGIES, INC., a Delaware corporation, WILLIAMS WORLD TRADE, INC., a Delaware corporation, WILLIAMS AUTOMOTIVE, INC., a Delaware corporation, TECHWOOD WILLIAMS, INC., a Delaware corporation, and WELLS FARGO CREDIT, INC. dated as of July 1, 2002, (as amended, modified or supplemented from time to time, the "Credit Agreement"). Capitalized terms used herein shall have the respective meanings assigned to them in the Credit Agreement.

         Borrowers' Agent hereby represents to Lender that the following persons are the Authorized Representatives, as defined in the Credit Agreement, and that the signatures opposite their names are their true signatures:

         Name and Office                              Signature
         ---------------                              ---------

         -------------------------                    ------------------------

         -------------------------                    ------------------------

         -------------------------                    ------------------------

         -------------------------                    ------------------------

         -------------------------                    ------------------------

         Lender is authorized to rely on this Notice of Authorized Representatives until such time, if any, as Borrowers' Agent has delivered to Lender, and Lender has received, a duly executed Notice of Authorized Representatives in substitution hereof. This Notice of Authorized
Representatives cancels and supersedes any Notice of Authorized Representatives at any time prior to the date hereof delivered by Borrowers' Agent to Lender.

         IN WITNESS WHEREOF, Borrowers' Agent hereby confirms that it has caused this Notice of Authorized Representatives to be duly executed as of
______________.


                                               WILLIAMS CONTROLS, INC.



                                               By:
                                                  ----------------------------
                                               Title:
                                                    --------------------------

                                    EXHIBIT D

                                       TO

                      AMENDED AND RESTATED CREDIT AGREEMENT

                               Notice of Borrowing



Wells Fargo Credit, Inc.
245 S. Los Robles Avenue, Suite 600
Pasadena, California  91101
Attn:  Angelo Samperisi


         Reference is made to that certain Amended and Restated Credit Agreement among WILLIAMS CONTROLS, INC. a Delaware corporation, AGROTEC WILLIAMS, INC., a Delaware corporation, APTEK WILLIAMS, INC., a Delaware corporation, WMCO-GEO, INC., a Florida corporation, HARDEE WILLIAMS, INC., a Delaware corporation, KENCO/WILLIAMS, INC., a Delaware corporation, NESC WILLIAMS, INC., a Delaware corporation, PREMIER PLASTIC TECHNOLOGIES, INC., a Delaware corporation, PROACTIVE ACQUISITION CORPORATION, a Michigan corporation, WACCAMAW WHEEL WILLIAMS, INC., a Delaware corporation, WILLIAMS CONTROLS INDUSTRIES, INC., a Delaware corporation, WILLIAMS TECHNOLOGIES, INC., a Delaware corporation, WILLIAMS WORLD TRADE, INC., a Delaware corporation, WILLIAMS AUTOMOTIVE, INC., a Delaware corporation, TECHWOOD WILLIAMS, INC., a Delaware corporation, and WELLS FARGO CREDIT, INC. dated as of July 1, 2002, (as amended, modified or supplemented from time to time, the "Credit Agreement"). Capitalized terms used herein shall have the respective meanings assigned to them in the Credit Agreement.

         1. Pursuant to Section 3.1 of the Credit Agreement, Borrowers hereby request Revolving Loans upon the following terms:

                  (a) The aggregate principal amount is to be $___________.

                  (b) The date of borrowing is to be _________.

                  (c) $________ of the Loans are to be Prime Rate Loans, and $________ of the Loans are to be LIBOR Loans with a Interest Period of _______________months.

         2. Borrowers hereby certify to Lender that, on the date of this Notice of Borrowing and after giving effect to the requested disbursement (including the use of the proceeds thereof):

                  (a) Borrowers' representations and warranties in the Loan Documents are correct in all material respects as if made on the date hereof;

                  (b) no Default is continuing or would result from the requested Loans being made; and

                  (c) no event or circumstance exists that can reasonably be expected to have a Material Adverse Effect.

         Dated:  ______________.



                                               WILLIAMS CONTROLS, INC.



                                               By:
                                                  -----------------------------
                                               Title:
                                                     --------------------------

                                    EXHIBIT E

                                       TO

                      AMENDED AND RESTATED CREDIT AGREEMENT

                      Notice of Conversion or Continuation
                      ------------------------------------


Wells Fargo Credit, Inc.
245 S. Los Robles Avenue, Suite 600
Pasadena, California  91101
Attn:  Angelo Samperisi


         Reference is made to that certain Amended and Restated Credit Agreement among WILLIAMS CONTROLS, INC. a Delaware corporation, AGROTEC WILLIAMS, INC., a Delaware corporation, APTEK WILLIAMS, INC., a Delaware corporation, WMCO-GEO, INC., a Florida corporation, HARDEE WILLIAMS, INC., a Delaware corporation, KENCO/WILLIAMS, INC., a Delaware corporation, NESC WILLIAMS, INC., a Delaware corporation, PREMIER PLASTIC TECHNOLOGIES, INC., a Delaware corporation, PROACTIVE ACQUISITION CORPORATION, a Michigan corporation, WACCAMAW WHEEL WILLIAMS, INC., a Delaware corporation, WILLIAMS CONTROLS INDUSTRIES, INC., a Delaware corporation, WILLIAMS TECHNOLOGIES, INC., a Delaware corporation, WILLIAMS WORLD TRADE, INC., a Delaware corporation, WILLIAMS AUTOMOTIVE, INC., a Delaware corporation, TECHWOOD WILLIAMS, INC., a Delaware corporation, and WELLS FARGO CREDIT, INC. dated as of July 1, 2002, (as amended, modified or supplemented from time to time, the "Credit Agreement"). Capitalized terms used herein shall have the respective meanings assigned to them in the Credit Agreement.

         1. Pursuant to Section 3.4 of the Credit Agreement, Borrowers hereby request [the continuation of all or part of outstanding LIBOR Loans with Interest Periods ending on ___________] [the conversion of all or part of its outstanding Prime Rate Loans], as follows:

                  (a) The Loans to which this Notice applies are $_______ of Revolving Loans and $_________ of Term Loans.

                  (b) The effective date of continuation and/or conversion is to be ___________.

                  (c) The aggregate amount of [said outstanding LIBOR Loans that are Revolving Loans to be continued as] [said outstanding Prime Rate Loans that are

         Revolving Loans to be converted to] LIBOR Loans, and each requested Interest Period, are:

                  Amount                       Interest Period
                  ------                       ---------------

                  $___________                 __________ months

                  $___________                 __________ months

                  (d) The aggregate amount of said outstanding LIBOR Loans that are Revolving Loans to be continued as Prime Rate Loans is $___________.

                  (e) The aggregate amount of [said outstanding LIBOR Loans that are Term Loans to be continued as] [said outstanding Prime Rate Loans that are Term Loans to be converted to] LIBOR Loans, and each requested Interest Period, are:


                  Amount                       Interest Period
                  ------                       ---------------

                  $___________                 __________ months

                  $___________                 __________ months

                  (d) The aggregate amount of said outstanding LIBOR Loans that are Term Loans to be continued as Prime Rate Loans is $___________.

         2. Borrowers hereby certify to Lender that, on the date of this Notice of Conversion or Continuation, no Default has occurred and is continuing.

         Dated:  _____________.



                                               WILLIAMS CONTROLS, INC.



                                               By:
                                                  -----------------------------
                                               Title:
                                                     --------------------------

                                    EXHIBIT F

                                       TO

                      AMENDED AND RESTATED CREDIT AGREEMENT

                List of Contingent Obligations as of Closing Date
                -------------------------------------------------

                                    EXHIBIT G

                                       TO

                      AMENDED AND RESTATED CREDIT AGREEMENT

                     Certificate of Chief Financial Officer
                     --------------------------------------

Wells Fargo Credit, Inc.
245 S. Los Robles Avenue, Suite 600
Pasadena, California  91101
Attn:  Angelo Samperisi


         This certificate is furnished pursuant to Section 8.3 of that certain Amended and Restated Credit Agreement among WILLIAMS CONTROLS, INC. a Delaware corporation, AGROTEC WILLIAMS, INC., a Delaware corporation, APTEK WILLIAMS, INC., a Delaware corporation, WMCO-GEO, INC., a Florida corporation, HARDEE WILLIAMS, INC., a Delaware corporation, KENCO/WILLIAMS, INC., a Delaware corporation, NESC WILLIAMS, INC., a Delaware corporation, PREMIER PLASTIC TECHNOLOGIES, INC., a Delaware corporation, PROACTIVE ACQUISITION CORPORATION, a Michigan corporation, WACCAMAW WHEEL WILLIAMS, INC., a Delaware corporation, WILLIAMS CONTROLS INDUSTRIES, INC., a Delaware corporation, WILLIAMS TECHNOLOGIES, INC., a Delaware corporation, WILLIAMS WORLD TRADE, INC., a Delaware corporation, WILLIAMS AUTOMOTIVE, INC., a Delaware corporation, TECHWOOD WILLIAMS, INC., a Delaware corporation, and WELLS FARGO CREDIT, INC. dated as of July 1, 2002, (as amended, modified or supplemented from time to time, the "Credit Agreement"). Capitalized terms used herein shall have the respective meanings assigned to them in the Credit Agreement.

         The undersigned hereby certifies that:

         (1) the financial statements of Borrower attached hereto for the [month] [year] ending _________________, ____ were prepared in accordance with GAAP and fairly present in all material respects Borrowers' [consolidated] [consolidated and consolidating] balance sheet as of the end of such [month] [year] and [consolidated] [consolidated and consolidating] income and cash flow for such [month] [year] and year-to-date (subject to normal year end adjustments and without notes);

         (2) [no Default existed at any time during such [month] [year]] [no Default existed at any time during such [month] [year] except for the events described below and a detailed statement of the action which Borrowers [have taken] [propose to take] with respect to each such event is set forth the description of such event below]; and

         (3) the calculation demonstrating Borrower's compliance with the covenants set forth in Article X is attached hereto.

         Dated: __________, ____.

                                 -----------------------------------------------

                                 Name:_________________, Chief Financial Officer



















































                                       2